

2024
Annual Report

FY24 Shareholder Letter

Since day one, Nextracker's goal has been to transition the world to affordable, renewable power by offering products and services that deliver the lowest levelized cost of solar energy, with best in class reliability and customer service

As a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects worldwide, our products enable solar panels to follow the sun's movement across the sky and optimize power plant performance. From sustainable tracker solutions that conform to uneven terrain and withstand extreme weather, Nextracker systems operate in 40 countries globally. With over 100 gigawatts shipped worldwide, Nextracker leads the solar industry with solar tracker technologies that optimize and increase energy production while reducing costs for significant power plant ROI.



Dan Shugar
Founder and CEO,
Nextracker

 **Vision**

A world powered by renewable energy where clean, affordable power is available for all.

 **Mission**

To be the most trusted and valued renewable energy company by delivering intelligent, reliable, and productive solar power.

FY24 Snapshot

40 countries
With Operating Trackers

>$4B
FY24 Year-End Backlog

>1,000
Global Team Members



100 GW

$521M
FY24 Adj. EBITDA

>80
Global Supply Chain Partners

$427M
Adj. Free Cash Flow

Dear Investors,

We had an extraordinary fiscal year 2024. We increased our pace of innovation; launching a range of new products and services. We deepened relationships with key customers and added new ones; today we are serving customers in 40 countries around the world. We expanded our global supply chain in major markets and furthered operational excellence in our unrelenting passion to delight our customers by delivering upon our value proposition of the lowest levelized cost of solar energy, with best in class reliability and customer service. And last but not least we expanded our dedicated team of global solar professionals.

$2.5B
FY24 Revenue

See Appendix for reconciliation of each non-GAAP financial measure to most directly comparable financial measure stated in accordance with GAAP.

Executing on our strategic framework of Innovation, Customers, Execution, and Team, enabled us to produce strong financial results. We achieved record revenue of $2.5 billion and more than doubled adjusted EBITDA to $521 million. The backlog at the end of fiscal year 2024 exceeded $4 billion, an increase of more than 50% from last year's $2.6 billion, and a tripling over the last two years. Our growth was supported by our high-quality balance sheet with over $800 million in total liquidity, and strong adjusted free cash flow generation of $427 million.

In fiscal 2024, we achieved the milestone of becoming the first tracker supplier globally, and U.S. solar company to achieve 100 gigawatts of shipments. Not only is this a proud moment for Nextracker, we view this as a win for the entire clean power industry, as 100 GW represents twice the peak load of the State of California, the 5th largest economy when viewed as a standalone country.

Expanding our global supply chain footprint with partners have been instrumental in our success in scaling the business, improving On Time Delivery (OTD), and shortening lead time. We have over 80 major suppliers strategically located across five continents to support our growth. We also expanded our global supply chain capacity to over 50 gigawatts annually, including over 30 gigawatts of U.S. capacity. Additionally, in the U.S., we played a key role in revitalizing domestic manufacturing by enabling domestic production in 20 new or expanded partner facilities – most of whom supply tracker products exclusive to Nextracker – since 2021.

Customers recognize that engineering and technology really matter. We believe we are driving the gold standard for solar trackers, and this is being rewarded with repeat customer orders. Our unrivaled inventions and technologies in mechanical features, electronic controls and software are backed with over 500 patents issued and pending. We help customers de-risk projects and improve project economics while expanding to geographic areas where solar is cost-effective. Our catalog of positive attributes, earned and proven over many years translates into what we believe is the most bankable product with the lowest cost of energy.

We have doubled down on innovation. Over the last two years, we have doubled our R&D investments to drive product development and global expansion. Fiscal year 2024 was a key investment year as we built out product groups, program management teams, sales, and engineering teams.

There has been a steep increase in electric power demand in the US and key global areas driven by the growth of data center demand, electrification of mobility and appliances, and re-industrialization. The legacy fossil fuel and nuclear fleets are aging and retiring; while some new gas is expected, in the USA, solar and storage account for over 80% of the new projects in the electric grid interconnection queue.

We think it's a rising tide for our industry and believe we are on an accelerating ride for solar to be the number one source of energy in the U.S. and the world. The drivers for solar's rise are lower cost, lower risk, faster deployments, customer preference, availability of affordable battery storage at scale, and superior position to be connected to the grid.

Solar is leading global energy capacity additions, and solar economics have never been more favorable. As the world transitions to renewable energy, Nextracker is increasingly well positioned in the solar power ecosystem to drive growth.

Moving ahead to fiscal year 2025, we remain focused on executing our plan and disciplined in our strategic investments. We believe our culture, strategy, team, and position will enable us to continue to deliver strong value for customers, shareholders, and other stakeholders.

Dan Shugar
Founder and CEO, Nextracker

See Appendix for reconciliation of each non-GAAP financial measure to most directly comparable financial measure stated in accordance with GAAP.

Nextracker Inc.

Reconciliation of GAAP to Non-GAAP Financial measures
(in thousands)

		Fiscal Year 2024
GAAP Net income	$	**496,215**
Interest, net		2,124
Provision for income taxes		111,782
Depreciation expense		4,088
Intangible amortization		275
Stock-based compensation expense		56,783
Legal costs and other		–
Advanced manufacturing tax credit vendor rebate		(121,405)
Other tax related income, net		(28,397)
Adjusted EBITDA	$	**521,465**
Net cash provided by operating activities	$	**428,973**
Purchase of property and equipment		(6,160)
Proceeds from disposition of property and equipment		–
Other financing		3,750
Adjusted free cash flow	$	**426,563**



June 26, 2024

nextracker

Dear Stockholder

Notice of Annual Meeting of Stockholders

Date:
August 19, 2024

Time:
9:00 a.m. (Pacific Time)

Place:
www.virtualshareholdermeeting.com/NXT2024

YOUR VOTE IS IMPORTANT

All stockholders are cordially invited to virtually attend the annual meeting. Whether or not you expect to attend the annual meeting, please complete, date, sign and return the proxy card, or vote over the telephone or internet as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote if you attend the annual meeting.

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Nextracker Inc., a Delaware corporation ("we," "us," "Nextracker" or the "Company"). The Annual Meeting will be held virtually on August 19, 2024 at 9:00 a.m. (Pacific Time), to consider and vote on the following proposals:

1	To elect three nominees to serve as directors until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified, subject to earlier resignation or removal;
2	To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2025;
3	To approve, on an advisory basis, the compensation for our named executive officers; and
4	To approve an amendment and restatement of the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan to increase the number of shares authorized for issuance thereunder by 11,100,000 shares.

In addition, we will conduct any other business that properly comes before the Annual Meeting or any adjournment thereof. These items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting of Stockholders (the "Proxy Statement").

The record date for the Annual Meeting is June 24, 2024 (the "Record Date"). Only stockholders of record of the Company's Class A common stock and Class B common stock (together, the "common stock") at the close of business on the Record Date may vote at the Annual Meeting or any adjournment thereof. You will be able to attend the Annual Meeting remotely by registering at www.virtualshareholdermeeting.com/NXT2024. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions. As part of the registration process, you must enter the control number located on your proxy card, voting instruction form, or Important Notice Regarding the Availability of Proxy Materials.

IMPORTANT NOTICE Regarding the Availability of Proxy Materials for the Annual Meeting to be held on August 19, 2024 at 9:00 a.m. (Pacific Time) via the internet at www.virtualshareholdermeeting.com/NXT2024. The Proxy Statement and annual report to stockholders are available at: www.proxyvote.com.

We have determined that the 2024 Annual Meeting will be held in a virtual meeting format only, via the internet, with no physical in-person meeting. If you plan to participate in the virtual meeting, please see the Questions and Answers section below. Stockholders who own shares of our common stock as of the Record Date ("stockholders") will be able to attend, vote and submit questions (both before, and for a portion of, the meeting) via the internet.

In the event of an adjournment, postponement or emergency that may change the Annual Meeting's time or date, we will make an announcement, issue a press release or post information at www.nextracker.com to notify stockholders, as appropriate. If you have any questions or need assistance in voting your shares, please write to Nextracker Investor Relations at 6200 Paseo Padre Parkway, Fremont, CA 94555 or by email at investor@nextracker.com.

By Order of the Board of Directors

Léah Schlesinger

General Counsel, Chief Ethics and Compliance Officer & Secretary

Fremont, California

Table of Contents

Questions and Answers About These Proxy Materials and Voting

Why Did I Receive a One-page Notice in the Mail Regarding the Internet Availability of Proxy Materials Instead of a Full Set of Proxy Materials?

Pursuant to ''Notice and Access'' rules adopted by the Securities and Exchange Commission (the ''SEC''), we have elected to provide access to our proxy materials over the internet. Accordingly, we are sending an Important Notice Regarding the Availability of Proxy Materials (the ''Proxy Availability Notice'') to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Proxy Availability Notice free of charge or request to receive a printed set of the proxy materials for the Annual Meeting. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Proxy Availability Notice. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce our printing and mailing costs.

We expect that this Proxy Statement and the other proxy materials will be available to stockholders on or about June 26, 2024.

Why Are You Having a Virtual Annual Meeting?

The Annual Meeting will be held in a virtual-only meeting format, via webcast that will provide stockholders with the ability to participate in the Annual Meeting, vote their shares and ask questions. We believe that a virtual meeting will enable expanded access and increased stockholder attendance and participation.

How Can I Attend a Virtual Annual Meeting?

The Annual Meeting will be held on August 19, 2024 at 9:00 a.m. (Pacific Time) via webcast.

Only stockholders of record and beneficial owners of shares of our common stock (Class A or Class B) as of the close of business on June 24, 2024, the Record Date, may participate in the Annual Meeting, including voting and asking questions during the virtual Annual Meeting. You will not be able to attend the Annual Meeting physically in person.

Log-in using the control number located on your proxy card, voting instruction form or Proxy Availability Notice. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, follow the instructions found on your Proxy Availability Notice or proxy card. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the annual meeting, please call the number listed on the virtual meeting site.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.

Can I Ask Questions at the Virtual Annual Meeting?

Stockholders as of our Record Date who attend and participate in our virtual Annual Meeting will have an opportunity to submit questions live via the internet during a designated portion of the meeting. These stockholders may also submit a question in advance of the Annual Meeting by registering at www.virtualstockholdermeeting.com/NXT2024. In both cases, stockholders must have available their control number provided on their proxy card, voting instruction form or Proxy Availability Notice.

What Does it Mean if I Receive More than One Proxy Availability Notice?

If you receive more than one Proxy Availability Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Proxy Availability Notice to ensure that all of your shares are voted.

Will I Receive Any Other Proxy Materials by Mail?

We may send you a proxy card, along with a second Proxy Availability Notice, by mail on or after June 26, 2024.

Who Can Vote at the Annual Meeting?

Only stockholders of record at the close of business on the Record Date of June 24, 2024 will be entitled to vote at the Annual Meeting. On the Record Date, there were 143,244,913 shares of our Class A common stock outstanding and entitled to vote and 1,908,827 shares of our Class B common stock outstanding and entitled to vote. Holders of our Class A common stock and Class B common stock are entitled to one vote per share of our Class A common stock or Class B common stock, as applicable. All holders of Class A common stock and Class B common stock will vote together as a single class except as otherwise required by applicable law. Cumulative voting is not permitted with respect to the election of directors or any other matter to be considered at the Annual Meeting.

Stockholder of record: shares registered in your name

If, on June 24, 2024, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy.

Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the internet as instructed below (see "How do I Vote?") or, if you received a proxy card by mail, complete, date, sign and return the proxy card mailed to you to ensure your vote is counted.

Beneficial owner: shares registered in the name of a broker, bank or other nominee

If, on June 24, 2024, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Proxy Availability Notice is being forwarded to you by the organization that holds your account. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. You may attend and vote at the Annual Meeting by registering as instructed above (see "How Can I Attend a Virtual Annual Meeting?").

What am I Voting On?

There are four matters scheduled for a vote at the Annual Meeting:

- Election of directors;

- Ratification of the selection of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the fiscal year ending March 31, 2025;

- Approval, on an advisory basis, of the compensation of our named executive officers; and

- Approval of an amendment and restatement of the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (the "2022 Plan") to increase the number of shares authorized for issuance thereunder by 11,100,000 shares (the "2022 Plan Amendment").

What if Another Matter is Properly Brought Before the Annual Meeting?

Our Board of Directors (the "Board" or the "Board of Directors") knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote the shares for which you grant your proxy on those matters in accordance with their best judgment.

What is the Board's Voting Recommendation?

The Board recommends that you vote your shares:

- "**For**" the election of each of the nominees for director;

- "**For**" the ratification of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2025;

- "**For**" the approval, on an advisory basis, of the compensation of our named executive officers; and

- "**For**" the approval of the 2022 Plan Amendment.

How Do I Vote?

Regarding the election of directors, you may either vote "For" each of the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm, Proposal No. 3: The Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers and Proposal No. 4: The Approval of the 2022 Plan Amendment, or for any other matters to be voted on, you may vote "For" or "Against," or abstain from voting.

The procedures for voting depend on whether your shares are registered in your name or are held by a bank, broker or other nominee:

Stockholder of record: shares registered in your name

If you are a stockholder of record, you may vote at the Annual Meeting, or vote in advance of the Annual Meeting by proxy over the telephone, by proxy through the internet, or by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote in advance by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote even if you have already voted by proxy. Voting at the Annual Meeting will have the effect of revoking your previously submitted proxy (see "Can I Change my Vote After Submitting my Proxy?" below).



By Internet
Go to www.proxyvote.com, which is available 24 hours a day, seven days a week until 11:59 p.m. (Eastern Time) on August 18, 2024, and follow the instructions on the proxy card or in the Proxy Availability Notice. If you vote via the internet, you do not need to return a proxy card by mail.



By Telephone
On a touch-tone telephone, dial toll-free 1-800-690-6903, which is available 24 hours a day, seven days a week until 11:59 p.m. (Eastern Time) on August 18, 2024, and follow the instructions on the proxy card or in the Proxy Availability Notice. If you vote by telephone, you do not need to return a proxy card by mail.



By Mail
Complete, sign, date and mail your proxy card in the enclosed, postage-prepaid envelope. If mailed, your completed and signed proxy card must be received by August 18, 2024.



At the Virtual Meeting
You may also vote by attending the meeting virtually through www.virtualshareholder meeting.com/NXT2024. To attend the Annual Meeting and vote your shares, you must register for the Annual Meeting and provide the control number located on your proxy card, voting instruction form or Proxy Availability Notice. Even if you plan to attend and participate in our virtual Annual Meeting, we encourage you to vote over the internet or by telephone as described above, or by returning a proxy card following your request of paper copies. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the virtual Annual Meeting.

Beneficial owner: shares registered in the name of a broker, bank or other nominee

If you are a beneficial owner of shares registered in the name of your broker, bank or other nominee, you should have received a Proxy Availability Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Proxy Availability Notice to ensure that your vote is counted.

How Many Votes Do I Have?

On each matter to be voted upon, you have one vote for each share of our Class A common stock or Class B common stock you own as of June 24, 2024, the Record Date.

What if I Return a Proxy Card or Otherwise Vote but Do Not Make Specific Choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable: "**For**" the election of each of the nominees for director; "**For**" the ratification of Deloitte as our independent registered public accounting firm; "**For**" the approval, on an advisory basis, of the compensation of our named executive officers; and "**For**" the approval of the 2022 Plan Amendment. If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using their best judgment.

Will My Vote be Kept Confidential?

Proxies, ballots and voting tabulations identifying stockholders are handled on a confidential basis to protect your voting privacy. This information will not be disclosed, except as required by law.

Who is Paying for this Proxy Solicitation?

Nextracker is paying the costs of the solicitation of proxies. We have retained D.F. King & Co., Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of approximately $12,500, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

Can I Change my Vote After Submitting my Proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may grant a subsequent proxy via the internet or telephone.

- You may submit another properly completed proxy card with a later date.

- You may send a timely written notice that you are revoking your proxy to our Secretary at 6200 Paseo Padre Parkway, Fremont, CA 94555, which must be received by August 18, 2024.

- You may attend and vote at the Annual Meeting. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted, so long as it is provided within the applicable deadline. If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to change your vote or revoke your proxy or you may attend and vote at the Annual Meeting.

When are Stockholder Proposals for Inclusion in Our Proxy Statement for Next Year's Annual Meeting Due?

Stockholders wishing to present proposals for inclusion in our Proxy Statement for the 2025 annual meeting of stockholders (the "2025 Annual Meeting") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must submit their proposals so that they are received by us at our principal executive offices no later than February 26, 2025. Proposals should be sent to our Secretary at 6200 Paseo Padre Parkway, Fremont, CA 94555.

When are Other Proposals and Stockholder Nominations for the 2025 Annual Meeting Due?

With respect to proposals and nominations not to be included in our Proxy Statement pursuant to Rule 14a-8 of the Exchange Act, our amended and restated bylaws (our "Bylaws") provide that stockholders who wish to nominate a director or propose other business to be brought before the stockholders at an annual meeting of stockholders must notify our Secretary by a written notice, which notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding year's annual meeting of stockholders.

Stockholders wishing to present nominations for director or proposals for consideration at the 2025 Annual Meeting under these provisions of our Bylaws must submit their nominations or proposals so that they are received at our principal executive offices not later than May 21, 2025 and not earlier than April 21, 2025 in order to be considered. In the event that the date of the 2025 Annual Meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be received by the Company no earlier than 120 days prior to the 2025 Annual Meeting and no later than the later of 90 days prior to the date of the 2025 Annual Meeting or, if the first public announcement of the date of the 2025 Annual Meeting is less than 100 days prior to the date of the 2025 Annual Meeting, the 10th day following the day on which public announcement of the date of the 2025 Annual Meeting is first made by the Company.

Nominations or proposals should be sent in writing to our Secretary at 6200 Paseo Padre Parkway, Fremont, CA 94555. A stockholder's notice to nominate a director or bring any other business before the Annual Meeting or the 2025 Annual Meeting must set forth certain information, which is specified in our Bylaws. A complete copy of our Bylaws is included as Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2024.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy card rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than 60 calendar days prior to the anniversary date of the Annual Meeting (for the 2025 Annual Meeting, no later than June 20, 2025). However, if the date of the 2025 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2025 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made by us.

How are Votes Counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count votes "For," votes to "Withhold" and broker non-votes for the proposal to elect directors. With respect to other proposals, the inspector of election will separately count votes "For," votes "Against," votes to "Abstain" and broker non-votes (if applicable).

What are "Broker Non-Votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker, bank or other nominee holding the shares as to how to vote. Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker, bank or other nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker, bank or other nominee can still vote the shares with respect to matters that are considered to be "routine," but cannot vote the shares with respect to "non-routine" matters. Under the rules and interpretations of The Nasdaq Stock Market LLC ("Nasdaq"), which generally apply to all brokers, banks or other nominees, on voting matters characterized by Nasdaq as "routine," Nasdaq member firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. On non-routine proposals, such "uninstructed shares" may not be voted by member firms. Only the proposal to ratify the selection of our independent registered public accounting firm is considered a "routine" matter for this purpose, and brokers, banks or other nominees generally have discretionary voting power with respect to such proposal. Broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting.

What is the Effect of Abstentions, Votes to Withhold and Broker Non-Votes?

Abstentions: Under Delaware law (under which we are incorporated), abstentions are counted as shares present and entitled to vote at the Annual Meeting, but they are not counted as shares cast. Our Bylaws provide that a stockholder action (other than the election of directors) shall be decided by the vote of the holders of a majority in voting power of the shares present or represented by proxy at the

meeting and entitled to vote on the matter. Therefore, abstentions will have the same effect as "against" votes on Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm; Proposal No. 3: The Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers; or Proposal No. 4: The Approval of the 2022 Plan Amendment.

Votes to Withhold: For Proposal No. 1: Election of Directors, you may vote "For" all or some of the nominees or you may "Withhold" your vote with respect to one or more of the nominees. The three nominees who receive the most "For" votes cast by the holders of shares either present at the Annual Meeting or represented by proxy will be elected to our Board. Broker non-votes will have no effect on Proposal No. 1: Election of Directors. In an uncontested election, "Withhold" votes will not prevent a candidate from getting elected.

Broker Non-Votes: A "broker non-vote" occurs when a broker, bank or other nominee holding your shares in street name does not vote on a particular matter because you did not provide the broker, bank or other nominee voting instructions and the broker, bank or other nominee lacks discretionary voting authority to vote the shares because the matter is considered "non-routine" under of the corporate governance standards and continued listing rules of Nasdaq (together, the "Nasdaq rules"). The "non-routine" matters on the agenda for the Annual Meeting are Proposal No. 1: Election of Directors, Proposal No. 3: The Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers, and Proposal No. 4: The Approval of the 2022 Plan Amendment.

Broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. However, because broker non-votes are not considered under Delaware law to be entitled to vote at the Annual Meeting, they will have no effect on the outcome of the vote on Proposal No. 1: Election of Directors, Proposal No. 3: The Approval, on an Advisory Basis, of the Compensation of Our Named Executive or Proposal No. 4: The Approval of the 2022 Plan Amendment. As a result, if you hold your shares in street name and you do not instruct your broker, bank or other nominee how to vote your shares on any of these three proposals, no vote will be cast on your behalf on these proposals. Therefore, it is critical that you indicate your vote on this proposal if you want your vote to be counted. The proposal to ratify the selection of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2025 is considered a "routine" matter. Therefore, your broker, bank or other nominee will be able to vote on Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm even if it does not receive instructions from you, so long as it holds your shares in its name.

How Many Votes are Needed to Approve Each Proposal?

	Proposal	Vote Required	Discretionary Voting Allowed?
1	Election of Directors	Plurality	No
2	Ratification of the Selection of the Independent Registered Public Accounting Firm	Majority of the Voting Power Present or Represented by Proxy	Yes
3	The Approval, on an Advisory Basis, of the Compensation of our Named Executive Officers	Majority of the Voting Power Present or Represented by Proxy	No
4	The Approval of the 2022 Plan Amendment	Majority of the Voting Power Present or Represented by Proxy	No

A "Plurality," with regard to the election of directors, means that the three nominees who receive the most "For" votes cast by the holders of shares either present at the Annual Meeting or represented by proxy will be elected to our Board. A "Majority of the Voting Power Present or Represented by Proxy," with regard to each of the other proposals means that, to be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the proposal.

Accordingly:

- **Proposal No. 1:** For the election of directors, the three nominees receiving the most "For" votes from the holders of shares present at the Annual Meeting or represented by proxy and entitled to vote on Proposal No. 1 will be elected as directors to hold office until the 2027 annual meeting of stockholders. Only votes "For" will affect the outcome. Broker non-votes, abstentions, and votes to "Withhold" will have no effect.

- **Proposal No. 2:** To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the ratification of the selection of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2025. Broker non-votes are not applicable with respect to Proposal No. 2 as brokers generally have discretion to vote uninstructed shares on this proposal. Abstentions will have the same effect as an "Against" vote.

- **Proposal No. 3:** To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the approval, on an advisory basis, of the compensation of our named executive officers. Broker non-votes will have no effect. Abstentions will have the same effect as an "Against" vote.

- **Proposal No. 4:** To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the approval, the approval of the 2022 Plan Amendment. Broker non-votes will have no effect. Abstentions will have the same effect as an "Against" vote.

None of the proposals, if approved, entitles stockholders to appraisal rights under Delaware law or our certificate of incorporation.

What is the Quorum Requirement?

A quorum of stockholders is necessary to hold a valid stockholder meeting. A quorum will be present if stockholders holding at least a majority in voting power of the outstanding shares of common stock entitled to vote are present or represented by proxy at the Annual Meeting. On the Record Date, there were 143,244,913 shares of Class A common stock, and 1,908,827 shares of Class B common stock outstanding and entitled to vote. Virtual attendance at our Annual Meeting constitutes "presence" for purposes of a quorum at the meeting.

Your shares will be counted towards the quorum only if you submit a valid proxy by mail, over the phone or through the internet (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote at the Annual Meeting. Abstentions, votes to "Withhold" and broker non-votes will be counted towards the quorum requirement. If there is no quorum, then the chair of the Annual Meeting may adjourn the meeting to another date. At any adjourned Annual Meeting at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting as originally notified. If the adjournment is for more than 30 days, or if after that adjournment a new record date is fixed for the adjourned Annual Meeting, a notice of the adjourned Annual Meeting shall be given to each stockholder of record entitled to vote at the adjourned Annual Meeting.

How Can I Find Out the Results of the Voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K with the SEC within four business days after the Annual Meeting, we intend to file a Form 8-K to publish the preliminary results within four business days after the Annual Meeting and file an additional Form 8-K to publish the final results within four business days after the final results are known to us.

If you have any questions or need assistance in voting your shares, please write to Nextracker Investor Relations at investor@nextracker.com.

Interest of Certain Persons in Matters to be Acted Upon

No director, nominee for election as director, or executive officer of Nextracker has any special interest in any matter to be voted upon other than election to the Board of Directors.

Proposal No. 1: Election of Directors

Upon the recommendation of our Nominating, Governance and Public Responsibility Committee (the "Nom Gov Committee"), our Board has nominated the three individuals listed below to serve as Class II directors (as defined below in the section titled "Board Composition"). Our nominees include Julie Blunden, Steven Mandel and Willy Shih.

Each of our director nominees currently serves on the Board. The term of each Class II director who is elected at the Annual Meeting will run from the date of their election until the third annual meeting of stockholders after their election and qualification of their successor, or their earlier death, resignation or removal. The term of our Class I directors will expire at the 2026 annual meeting of stockholders, and the term of our Class III directors will expire at the 2025 annual meeting of stockholders.

Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. If any nominee should become unavailable to serve for any reason, it is intended that votes will be cast for a substitute nominee designated by the Nom Gov Committee and approved by the Board. We have no reason to believe that any nominee named will be unable to serve if elected.

Our Bylaws provide that a director nominee is elected only if they receive a plurality of the votes cast with respect to their election. As a result, any shares not voted "For" a particular candidate, whether as a result of a "Withhold" vote or broker non-vote, will not be counted in such candidate's favor and will have no effect on the election results. For more information, see the section titled "Questions and answers about these proxy materials and voting" of this Proxy Statement. If a nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director."

VOTE

The Board of Directors recommends a vote IN FAVOR of each named nominee.

Nominees for Director and Directors with Continuing Terms

The names and ages of the nominees and directors with continuing terms, length of service with the Company and Board committee memberships are set forth in the table below.

Name	Age	Director Since	Current Term Expires	Independent	Audit Committee	Compensation and People Committee	Nominating, Governance and Public Responsibility Committee
Director Nominees							
Julie Blunden	58	2024	2024	✓	✓	✓	
Steven Mandel	36	2023	2024	✓	✓		✓
Willy Shih	73	2023	2024	✓		Chair	
Directors with Continuing Terms							
William Watkins*	71	2023	2026	✓			Chair
Jeffrey Guldner	59	2024	2025	✓			✓
Jonathan Coslet	59	2023	2025	✓		✓	
Daniel Shugar	61	2023	2026				
Brandi Thomas	47	2023	2025	✓	Chair		
Howard Wenger	64	2024	2026				

*   Chairperson of the Board

A brief biography of each nominee and each continuing director is also set forth below, which includes information, as of the date of this Proxy Statement, regarding specific and particular experience, qualifications, attributes or skills of each nominee that led the Nom Gov Committee and the Board to believe that the director should serve on the Board.

Director Nominees



Julie Blunden

Board Member

Age: 58
Director Since: 2024

Julie Blunden has served on our Board of Directors since January 2024. Ms. Blunden served on the Board of Directors of American Battery Technology Company from February 2022 through March 2024, where she also served as Chair of its Compensation Committee and as a member of its Audit Committee and Governance Committee. Ms. Blunden has also served as an independent director on the Board of Directors of ZincFive, Inc., a privately held company, since February 2022, serving as Chair of its Compensation Committee. In addition, Ms. Blunden has served on the Board of Advisors of Plus Power, LLC, a privately held company, since January 2021 and previously served as its Chief Operating Officer from October 2022 through July 2023. Ms. Blunden served as the Chief Commercial Officer of EVgo, Inc. from March 2018 through the completion of its sale to LS Power, L.P. in January 2020. Ms. Blunden has also served as Vice Chair at the Solar Energy Industries Association. Additionally, Ms. Blunden served on the Board of Directors of the Energy Storage Association from June 2018 through April 2020. Ms. Blunden has also served as a member of four other boards of directors of non-profit organizations and two advisory boards of non-profit organizations, including as a member of the Board of New Energy Nexus since May 2013, where she served as its chair through May 2024. Ms. Blunden served as an Executive in Residence for the Global Energy Management Program at the University of Colorado Denver's Business School from 2016 through December 2017. Ms. Blunden has an engineering and environmental studies degree from Dartmouth College and a Master of Business Administration degree from Stanford's Graduate School of Business.

MS. BLUNDEN WAS SELECTED TO SERVE ON OUR BOARD BASED ON HER EXTENSIVE INDUSTRY EXPERIENCE AND BACKGROUND IN THE POWER, RENEWABLES AND CLEAN ENERGY SECTORS.



Steven Mandel

Board Member

Age: 36
Director Since: 2023

Steven Mandel is a Partner with TPG Rise Climate, the dedicated climate investing strategy of the private equity firm TPG ("TPG") where he has worked since 2019. He previously worked as a Director at Denham Capital from 2011 to May 2019, focusing on principal investments across the clean energy sector, and in the Power & Renewables investment banking division at Citigroup from 2009 to 2011. Mr. Mandel currently serves on the Board of Directors of Matrix Renewables, Intersect Power, Palmetto Solar, Climavision, and the non-profit Chordoma Foundation. Mr. Mandel holds a Bachelor of Science in Business and Economics with Honors from Lehigh University, a Master of Science in Finance from London Business School and holds Chartered Financial Analyst designation.

MR. MANDEL WAS SELECTED TO SERVE ON OUR BOARD BASED ON HIS EXTENSIVE MANAGEMENT EXPERIENCE AND BACKGROUND IN THE POWER, RENEWABLES AND CLEAN ENERGY SECTORS.



Willy Shih

Board Member

Age: 73
Director Since: 2023

Willy Shih has served as the Robert and Jane Cizik Professor of Management Practice in Business Administration at Harvard Business School since 2007, where he teaches in MBA and Executive Education Programs. Prior to that, Mr. Shih spent 28 years in various senior management and consultancy positions with IBM, Digital Equipment, Silicon Graphics, Eastman Kodak Company and Thomson SA working in product development and manufacturing. Mr. Shih previously served on the Board of Directors of Flex from 2008 to 2022. He presently serves as a member of the Advisory Committee on Supply Chain Competitiveness to the U.S. Secretary of Commerce, and on the Industrial Advisory Committee for the U.S. Secretary of Commerce. Mr. Shih holds Bachelor of Science degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology, and a Doctor of Philosophy degree from the University of California at Berkeley. He is a Life Member of the Institute of Electrical and Electronics Engineers.

MR. SHIH WAS SELECTED TO SERVE ON OUR BOARD BASED ON HIS EXTENSIVE EXPERIENCE IN PRODUCT DEVELOPMENT AND MANUFACTURING.

Vote Required

For the election of directors, the three nominees receiving the most "For" votes from the holders of shares present at the Annual Meeting or represented by proxy and entitled to vote on Proposal No. 1 will be elected as directors to hold office until the 2027 annual meeting of stockholders. Only votes "For" will affect the outcome. Broker non-votes, abstentions, and votes to "Withhold" will have no effect.

VOTE

The Board of Directors recommends a vote IN FAVOR of each named nominee.

Directors with Continuing Terms

Directors with Terms Continuing Until 2025



Jonathan Coslet

Board Member

Age: 59
Director Since: 2023

Jonathan Coslet currently serves as the Vice Chairman of TPG Global LLC ("TPG Global"), a global alternative asset firm, and has been with TPG Global since 1993. He previously served as TPG Global's Chief Investment Officer from 2008 to 2020. During his tenure with TPG Global, Mr. Coslet also served on the boards of directors of several public and private companies, including IQVIA Holdings Inc., a pharmaceutical consulting and contract research organization, from 2003 to 2020, Life Time Group Holdings, Inc., a health, fitness and recreational sports company, since 2015, Cushman & Wakefield plc, a leading global real estate services firm, since 2018, and TPG Inc. since 2021. Mr. Coslet has also previously served on the board of directors of several public and private companies, including Endurance Specialty Holdings, Ltd., IASIS Healthcare LLC, J. Crew Group, Inc., Neiman Marcus Group, Oxford Health Plans, Inc., Petco Health and Wellness Company Inc. and Quintiles. Prior to joining TPG, Mr. Coslet worked at Donaldson, Lufkin & Jenrette, and before that Drexel Burnham Lambert. Mr. Coslet also serves on the Board of Directors of Stanford Lucile Packard Children's Hospital, where he is Chairman, the Stanford Medicine Board of Fellows and the Stanford Institute for Economic Policy Research Advisory Board. Mr. Coslet received his Bachelor of Science degree in Economics and Finance from the Wharton School of the University of Pennsylvania where he was Valedictorian, and his Master of Business Administration from Harvard Business School, where he was a Baker Scholar.

MR. COSLET WAS SELECTED TO SERVE ON OUR BOARD BASED ON HIS BACKGROUND IN FINANCE AND EXTENSIVE EXPERIENCE IN ADVISING AND GROWING COMPANIES.



Jeffrey Guldner

Board Member

Age: 59
Director Since: 2024

Jeffrey Guldner has served as President and Chief Executive Officer and Chairman of the Board of Directors of Pinnacle West Capital Corporation, a utility holding company, and Chief Executive Officer and Chairman of the Board of Directors of its primary subsidiary, Arizona Public Service Company ("APS"), an electric utility company, since November 2019. He also served as President of APS from August 2021 to May 2022. Mr. Guldner joined APS in 2004 and held several leadership positions at APS prior to his current roles. Prior to joining APS, Mr. Guldner was a partner in the Phoenix office of Snell & Wilmer LLP, where he practiced public utility, telecommunications and energy law. Before practicing law, Mr. Guldner served as a surface warfare officer in the United States Navy and was an assistant professor of naval history at the University of Washington.

Mr. Guldner serves on the Board of Directors of Edison Electric Institute, the McCain Institute, the Nuclear Energy Institute, the Electric Power Research Institute and the Smart Electric Power Alliance. Mr. Guldner also serves on the Board of Directors of Greater Phoenix Leadership and Arizona State University's Knowledge Exchange for Resilience.

Mr. Guldner earned his B.A. from the University of Iowa and his J.D. from Arizona State University College of Law. Mr. Guldner is also a graduate of the Reactor Technology Course at the Massachusetts Institute of Technology and the Advanced Management Program at Columbia Business School.

MR. GULDNER WAS SELECTED TO SERVE ON OUR BOARD BASED ON HIS EXTENSIVE INDUSTRY, MANGEMENT AND PUBLIC COMPANY EXPERIENCE.



Brandi Thomas

Board Member

Age: 47
Director Since: 2023

Brandi Thomas currently serves as Vice President, Corporate Audit and Enterprise Risk Management of General Motors Company, a multinational vehicle manufacturer of the Buick, GMC, Cadillac and Chevrolet brands, as well as autonomous vehicle technology. Prior to joining General Motors, Ms. Thomas served as Vice President, Chief Audit Executive and Chief Diversity, Equity and Inclusion Officer at General Electric, a multinational company operating in aviation, power and renewable energy from November 2020 to December 2023. Prior to General Electric, Ms. Thomas served as Vice President, Corporate Audit for Delta Air Lines, Inc., one of the leading airlines in the U.S. for domestic and international travel, from April 2017 to December 2020. She holds a Bachelor of Science Degree in Finance from Case Western Reserve University.

MS. THOMAS WAS SELECTED TO SERVE ON OUR BOARD BASED ON HER EXTENSIVE EXPERIENCE IN FINANCE, CORPORATE AUDIT, ENTERPRISE RISK MANAGEMENT AND STRATEGIC GROWTH.

Directors with Terms Continuing Until 2026



Daniel Shugar

Board Member & CEO

Age: 61
Director Since: 2023

Daniel Shugar founded Nextracker and has served as its Chief Executive Officer since July 2013. Mr. Shugar began his career in the solar industry in 1988 and has held senior leadership positions in multiple solar companies. Prior to Nextracker, he served as Chief Executive Officer of Solaria Corporation, a solar panel manufacturing company, from January 2010 to June 2013. Mr. Shugar was the President of Systems, a division of SunPower Corporation, a global solar panel manufacturer and construction company, from January 2007 to March 2009. From 1996 to 2007, he served as President of PowerLight Corporation, a commercial and utility-scale solar system integrator. From 1986 to 1995, Mr. Shugar held various positions in the solar businesses of New World Power, Inc., Advance Photovoltaic Systems and the Pacific Gas & Electric Company. Mr. Shugar holds a Bachelor of Science degree in Electrical and Electronics Engineering from Rensselaer Polytechnic Institute and a Master of Business Administration from Golden Gate University.

WE BELIEVE MR. SUGAR IS QUALIFIED TO SERVE AS A DIRECTOR DUE TO HIS ROLE AS CHIEF EXECUTIVE OFFICER AND HIS EXTENSIVE MANAGEMENT EXPERIENCE IN THE SOLAR ENERGY INDUSTRY.



William Watkins

Board Member

Age: 71
Director Since: 2023

William Watkins served as Chairman of the Board of Imergy Power Systems, Inc. ("Imergy"), a leading innovator in cost-effective energy storage products, from January 2015 to August 2016 and as Chief Executive Officer from September 2013 to August 2016. Prior to his time at Imergy, Mr. Watkins was the Chairman of the Board of Bridgelux, Inc. from February 2013 to December 2013 and Chief Executive Officer from January 2010 to February 2013. Mr. Watkins also served as the Chief Executive Officer of Seagate Technology Holdings PLC from 2004 to January 2009, as President and Chief Operating Officer from 2000 to 2004 and held various other positions from 1996 to 2000. During his time with Seagate, Mr. Watkins was responsible for Seagate's hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins has served on the Board of Directors of Flex since 2009. He previously served on the Board of Directors of Avaya Holdings Corp. from 2017 through 2023 and Maxim Integrated Products, Inc., from 2008 to 2021. Mr. Watkins holds a Bachelor of Science degree in Political Science from the University of Texas.

WE BELIEVE THAT MR. WATKINS IS QUALIFIED TO SERVE AS A DIRECTOR DUE TO HIS EXTENSIVE MANAGEMENT EXPERIENCE ACROSS A NUMBER OF INDUSTRIES ON A GLOBAL SCALE, INCLUDING THE ENERGY STORAGE INDUSTRY, AS WELL AS HIS CURRENT AND PAST BOARD EXPERIENCE AS A DIRECTOR OF VARIOUS PUBLIC COMPANIES.



Howard Wenger

Board Member & President

Age: 64
Director Since: 2024

Howard Wenger has served as President of Nextracker since February 2022. Mr. Wenger began his solar career in 1984 and has held multiple leadership and board positions. Mr. Wenger served as President of Solaria Corporation, a solar panel manufacturing company, from May 2020 to October 2021, and as member of its Board of Directors from September 2019 to November 2022. From 2007 to 2017, he held various executive officer roles at SunPower Corporation, including President, Global Business Units, and for eight years serving as President and Chief Executive Officer of SunPower Corporation Systems, a wholly-owned subsidiary of SunPower Corporation. From 2003 to 2007, Mr. Wenger served as Executive Vice President and Board Director of PowerLight Corporation and prior to that held engineering and research positions at several companies, including AstroPower, Inc., Pacific Energy Group, PG&E and Intersol Power Corporation. Mr. Wenger holds a Bachelor of Arts degree in Environmental Studies from the University of California, Santa Barbara, and a Master of Science degree in Civil Engineering from the University of Colorado, Boulder.

WE BELIEVE MR. WENGER IS QUALIFIED TO SERVE AS A DIRECTOR DUE TO HIS ROLE AS PRESIDENT AND HIS EXTENSIVE MANAGEMENT EXPERIENCE IN THE SOLAR ENERGY INDUSTRY.

Board Skills Matrix

Name	Management Experience	Product Development & Manufacturing	Solar Industry Experience	Finance/ Corporate Audit Experience	Risk Management	Strategic Growth	Public Board Experience
Julie Blunden	●		●		●	●	●
Jeffrey Guldner	●		●			●	●
Jonathan Coslet	●			●		●	●
Steven Mandel	●		●			●	●
Brandi Thomas	●			●	●	●	
Willy Shih	●	●					●
Daniel Shugar	●	●	●			●	●
William Watkins	●		●			●	●
Howard Wenger	●	●	●		●	●	●



AGE

Average age 58

2
4
3

- 35 - 50 years
- 51 - 60 years
- 61 - 75 years

GENDER

22%
78%

- Female
- Male

INDEPENDENCE

22%
78%

- Independent
- Non-Independent

Information Regarding the Board of Directors and Corporate Governance

This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of the charters of the committees of the Board and our Code of Business Conduct and Ethics, described below, can be found in the Governance section of the Investors section of our website at https://investors.nextracker.com/governance/governance/default.aspx. Alternatively, you can request a copy of any of these documents free of charge by writing to: Léah Schlesinger, General Counsel, Chief Ethics and Compliance Officer & Secretary, Nextracker Inc., 6200 Paseo Padre Parkway, Fremont, CA 94555. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Board Composition

Our Board of Directors consists of nine members. William Watkins is the Chair. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to management. Our Board meets on a regular basis and additionally, as required.

Our amended and restated certificate of incorporation provides for a classified board of directors, with our directors being divided into three classes: Class I, Class II and Class III. Directors belonging to one of the three classes are elected at each annual stockholders' meeting, with directors designated as Class II to be elected at this Annual Meeting, directors designated as Class III to be elected at the 2025 annual meeting of stockholders, and directors designated as Class I to be elected at the 2026 annual meeting of stockholders. Each director's term continues until the third annual meeting of stockholders after their election and qualification of their successor, or their earlier death, resignation or removal.

Director Independence

The Board's guidelines for director independence conform to the independence requirements in the Nasdaq rules for those directors deemed independent. The Board considers all relevant facts and circumstances in determining independence.

Board Leadership Structure

The Board reviews its leadership structure periodically as part of its annual self-assessment process. In addition, the Board continues to monitor developments in corporate governance as well as the approaches our peers undertake.

The Board believes that it is important to retain the flexibility to allocate the responsibilities of the offices of Chair and Chief Executive Officer in any manner that it determines to be in the best interests of the Company at any point in time. Our Chair is currently William Watkins. The Chair and our Chief Executive Officer are currently separate. Our Board of Directors believes that the Company and its stockholders are best served by maintaining the flexibility to determine whether the Chair and Chief Executive Officer positions should be separated or combined at a given point in time in order to provide appropriate leadership for us at that time.

If at any time the Chair is not an independent director, the Board shall appoint a lead director who must be independent. The Chair and the Chief Executive Officer are free, as is the Board of Directors as a whole, to call upon any one or more directors to provide leadership in a given situation should a special need arise.

The Board of Directors, including each of its committees, also has complete and open access to any member of the Company's management and the authority to retain independent advisors as the Board or such committee deems appropriate. In addition, all members of each of the Audit Committee, the Nom Gov Committee and the Compensation and People Committee (the "C&P Committee") are independent directors, and the committee chairs have authority to hold executive sessions without management and non-independent directors present.

Board Diversity

The Company seeks to achieve a balance and diversity of knowledge, experience and capability with respect to the directors serving on the Board. The Board considers each candidate's ability to contribute to the diversity of the Board (including diversity of experience, viewpoints, backgrounds, gender, race and ethnicity).

The below Board Diversity Matrix reports self-identified diversity statistics for the Board in the format required by the Nasdaq rules.

Board Diversity Matrix (as of June 26, 2024)				
Total Number of Directors			9	
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	2	7	0	0
Part II: Demographic Background				
African American or Black	1	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	1	6	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	0	0	0

Role of the Board in Risk Oversight

An important function of the Board is oversight of risk management at Nextracker. Risk is inherent in business, and the Board's oversight, assessment and decisions regarding risks occur in the context of and in conjunction with the other activities of the Board and its committees. The Board believes that its current governance structure facilitates its risk oversight responsibilities.

The Audit Committee manages risk by overseeing the integrity of the Company's financial statements and internal controls; the qualifications, independence and performance of the Company's independent registered public accounting firm; the performance of the Company's internal audit function; risk assessments from management with respect to cybersecurity; and the Company's compliance with legal and regulatory requirements.

The Nom Gov Committee manages risk by reviewing and evaluating the size, composition, function and duties of the Board consistent with its needs; making recommendations to the Board as to determinations of director independence; reviewing and reassessing the Company's Corporate Governance Guidelines and the Code of Business Conduct and Ethics for the Company and overseeing compliance with such Code.

The C&P Committee manages risk by reviewing and assessing risks arising from the Company's employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the company; working with the Chief Executive Officer to plan for the succession of the Chief Executive Officer and other senior executive officers, including developing plans for interim or emergency succession; and overseeing the Company's human capital management strategy.

It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible. Our Chief Executive Officer, Chief Financial Officer and General Counsel, Chief Ethics and Compliance Officer & Secretary coordinate between the Board and management with regard to the determination and implementation of responses to any problematic risk management issues.

Meetings of the Board of Directors

The Board oversees our business. It establishes overall policies and standards and reviews the performance of management. From April 1, 2023 to March 31, 2024, the Board held six meetings. Each Board member attended 75% or more of the aggregate meetings of the Board and of the committees on which they served held during the period for which they were a director or committee member. Our directors are encouraged to attend our annual meetings of stockholders, but we do not currently have a policy relating to director attendance. Nine of our then-directors attended our 2023 annual meeting of stockholders.

The Board and each of our standing committees typically hold an executive session of non-management directors as a part of every regularly scheduled quarterly meeting.

Information Regarding Committees of the Board of Directors

The Board has a number of committees that perform certain functions for the Board. The current committees of the Board are the Audit Committee, the C&P Committee and the Nom Gov Committee. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58) of the Exchange Act. The Audit Committee was established by the Board to assist the Board in its oversight of the integrity of our financial statements and internal controls, and our compliance with legal and regulatory requirements. In addition, the Audit Committee is responsible for the oversight of the qualification, independence and performance of our independent registered public accounting firm as well as the appointment of our independent registered public accounting firm.

The Audit Committee consists of Julie Blunden, Steven Mandel and Brandi Thomas, with Ms. Thomas serving as chairperson. Our Board has determined (i) that each of Julie Blunden, Steven Mandel and Brandi Thomas satisfies the requirements for independence and financial literacy under the rules and regulations of Nasdaq and the SEC and (ii) that Brandi Thomas qualifies as an "audit committee financial expert" as defined in the SEC rules and regulations and satisfies the financial sophistication requirements of

Nasdaq. In making that determination, the Board relied on the past business experience of each director. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors.

A majority of the members of the Audit Committee satisfy the independence requirements under the Nasdaq rules and the rules of the SEC. Based on the Board's assessment, we have determined that the current composition of our Audit Committee will not materially adversely affect its ability to act independently and to carry out its responsibilities, identified immediately below.

Our Audit Committee is directly responsible for, among other things:

- selecting and hiring our registered public accounting firm;
- evaluating the performance and independence of our registered public accounting firm;
- approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;
- reviewing the integrity of our financial statements and related disclosures and reviewing our critical accounting policies and practices;
- reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;
- overseeing procedures for the treatment of complaints relating to accounting, internal accounting controls or audit matters;
- reviewing and discussing with management and the registered public accounting firm the results of the annual audit, our quarterly financial statements and our publicly filed reports;
- establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
- reviewing the effect of legal, regulatory and accounting initiatives on the Company's financial statements;
- reviewing the effect of off-balance sheet arrangements, if any, on the Company's financial statements;
- reviewing and approving in advance any proposed related-person transactions;
- the administration of our related party transaction policy; and
- preparing the audit committee report that the SEC requires in our annual proxy statement.

Our Audit Committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq rules. The Audit Committee met 7 times in fiscal year 2024. The Audit Committee charter can be found in the Governance section of the Investors section of our website at https://investors.nextracker.com/governance/governance/default.aspx. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The Audit Committee charter grants the Audit Committee authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Audit Committee considers necessary or appropriate in the performance of its duties.

As required by its charter, the Audit Committee conducts a self-evaluation at least annually. The Audit Committee also reviews and assesses the adequacy of its charter at least annually and recommends any proposed changes to the Board for its consideration.

The Board annually reviews the Nasdaq rules' definition of independence for Audit Committee members and has determined that all members of our Audit Committee are "financially literate" under the Nasdaq rules and that members of the Audit Committee received no compensation from the Company other than for service as a director.

Compensation and People Committee

The C&P Committee consists of Julie Blunden, Jonathan Coslet and Willy Shih, with Mr. Shih serving as chairperson. Our Board has determined that each of Julie Blunden, Willy Shih and Jonathan Coslet satisfies the requirements for independence under the rules and regulations of Nasdaq.

Our C&P Committee is responsible for, among other things:

- reviewing and recommending to the Board for approval the compensation for Chief Executive Officer, as well as any employment, severance, change in control or termination agreements;

- reviewing and approving the compensation for all of our other executive officers (other than the Chief Executive Officer) and any other officers, as well as any employment, severance, change in control or termination agreements;

- administering our equity compensation plans;

- overseeing our overall compensation policies and practices;

- succession planning for the Company's Chief Executive Officer and all other executive officers; and

- reviewing and approving the compensation committee report that the SEC requires in our annual proxy statement.

Our C&P Committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq. The C&P Committee met 7 times in fiscal year 2024. The C&P Committee charter can be found in the Governance section of the Investors section of our website https://investors.nextracker.com/governance/governance/default.aspx. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The C&P Committee charter grants the C&P Committee sole authority to retain or obtain the advice of a compensation consultant, legal counsel or other adviser, including the authority to approve the consultant's reasonable compensation. The C&P Committee may select such advisers, or receive advice from any other adviser, only after taking into consideration all factors relevant to that person's independence from management, including those independence factors enumerated by Nasdaq rules.

Under the C&P Committee charter, the C&P Committee may, in its discretion, delegate its duties to a subcommittee.

As required by its charter, the C&P Committee conducts a self-evaluation at least annually. The C&P Committee also annually reviews and assesses the adequacy of its charter and recommends any proposed changes to the Board for its consideration.

Compensation and People Committee Processes and Procedures

The implementation of our compensation philosophy is carried out under the supervision of the C&P Committee. The C&P Committee charter requires that the C&P Committee meet as often as its members deem necessary to perform its responsibilities under the charter. The agenda for each meeting is usually developed by the chairperson of the C&P Committee, in consultation with other C&P Committee members, management and the C&P Committee's independent advisors. The C&P Committee also meets regularly in executive session. Meetings may, at the discretion of the C&P Committee, include other directors or members of management in addition to the C&P Committee's independent advisors, for the purpose of providing analysis and information to assist management with their recommendations on various compensation matters. Management does not participate in the executive sessions of the C&P Committee. For a description of the role of our management and any compensation consultants for executive compensation decisions for fiscal year 2024, please see the section titled ''Compensation Discussion and Analysis'' of this Proxy Statement.

Compensation and People Committee Interlocks and Insider Participation

During fiscal year 2024, Julie Blunden, Jonathan Coslet, Michael Hartung, Scott Offer, Willy Shih and Rebecca Sidelinger served on the C&P Committee. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board.

Nominating, Governance and Public Responsibility Committee

The Nominating, Governance and Public Responsibility Committee ("Nom Gov Committee") is generally responsible for identifying qualified Board candidates, recommending director nominees and appointments to Board committees, evaluating Board performance and overseeing our Code of Business Conduct and Ethics. The Nom Gov Committee consists of Jeffrey Guldner, Steven Mandel and William Watkins, with Mr. Watkins serving as chairperson. Our Board has determined that each of Jeffrey Guldner, Steven Mandel and William Watkins satisfies the requirements for independence under the rules and regulations of Nasdaq and the SEC.

Our Nom Gov Committee is responsible for, among other things:

- identifying, recruiting, evaluating and recommending candidates for service as members of the Board and as members of committees of the Board consistent with criteria approved by the Board, including assessing a candidate's independence and, in the case of candidates for membership on the Board's Audit Committee, financial literacy and expertise;

- reviewing and considering stockholder-recommended candidates for nomination to the Board;

- shaping and overseeing the application of the Company's environmental, social and corporate governance guidelines, policies and procedures, and compliance with laws and regulations;

- overseeing Board communications with stockholders, stockholder proposals and stockholder activism;

- reviewing conflicts of interest of our directors and officers and proposed waivers of our corporate governance guidelines and Code of Business Conducts and Ethics; and

- assessing the composition and performance of the Board and the committees of the Board and the performance of each individual director.

The Nom Gov Committee met 4 times in fiscal year 2024. Our Nom Gov Committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq rules. A detailed discussion of the Nom Gov Committee's procedures for recommending candidates for election as a director appears below under the caption "Procedures of the Nom Gov Committee."

The Nom Gov Committee charter can be found in the Governance section of the Investors section of our website at https://investors.nextracker.com/governance/governance/default.aspx. The Nom Gov Committee charter complies with the guidelines established by Nasdaq. Information on, or accessible through, our website is not incorporated by reference in this Proxy Statement. The charter of the Nom Gov Committee grants the Nom Gov Committee authority to retain and terminate any advisers, including search firms to identify director candidates, compensation consultants as to director compensation and legal counsel, including sole authority to approve all such advisers' fees and other retention terms.

Procedures of the Nominating, Governance and Public Responsibility Committee

In connection with nominating directors for election at the Annual Meeting and periodically throughout the year, the Nom Gov Committee considers the composition of the Board and each committee of the Board to evaluate its effectiveness and whether changes should be considered to either the Board or any of the committees. In support of this process, the Board has determined that the Board as a whole must be inclusive and have the right balance and diversity of knowledge, experience and capability for the optimal functioning of the Board in its oversight of our Company. The Board considers the following factors and qualifications, without limitation:

- the appropriate size and the diversity of the Board;
- the needs of the Board with respect to the particular talents and experience of its directors;

- the knowledge, skills and experience of nominees, including experience in the industry in which we operate, business, finance, management or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

- familiarity with domestic and international business matters;

- familiarity and experience with legal and regulatory requirements; and

- experience with accounting rules and practices.

Considerations in Evaluating Director Nominees

Pursuant to the Nom Gov Committee charter, the Nom Gov Committee periodically reviews the composition of the Board in light of current challenges and needs of the Board and the Company and determines whether it may be appropriate to add or remove individuals after considering issues of judgment, diversity, skills, background and experience. Although the Nom Gov Committee does not have a formal policy regarding diversity on the Board, the Nom Gov Committee is sensitive to the importance of nominating persons with different perspectives and experience to enhance the deliberation and decision-making processes of the Board. The Nom Gov Committee also considers applicable laws and regulations and Nasdaq listing standards.

Once the Nom Gov Committee and the Board determine that it is appropriate to add a new director, either as a replacement or as a new position, the Nom Gov Committee uses a flexible set of procedures in selecting individual director candidates. Rather than applying specific minimum criteria in identifying candidates, the Nom Gov Committee seeks candidates with high professional and personal ethics and values, a general understanding of various business disciplines (e.g., marketing, finance, etc.), an understanding of the Company's business and industry, educational and professional background, analytical ability, willingness to devote adequate time to Board duties and ability to act in and represent the balanced best interests of the Company and its stockholders as a whole, rather than special constituencies. This flexibility allows the Nom Gov Committee to adjust the process to best satisfy the objectives it is attempting to accomplish in any director search. The first step in the general process is to identify the type of candidate the Nom Gov Committee may desire for a particular opening, including establishing the specific target skill areas, experiences and backgrounds that are to be the focus of a director search. The Nom Gov Committee may consider candidates recommended by management, by members of the Nom Gov Committee, by the Board, by stockholders or by a third party it may engage to conduct a search for possible candidates. In considering candidates submitted by stockholders, the Nom Gov Committee will take into consideration the needs of the Board, and the qualifications of the candidate. In evaluating recommendations submitted by stockholders, the Board will evaluate such prospective nominees using the same standards that are applicable for all Board candidates.

Once candidates are identified, the Nom Gov Committee conducts an evaluation of qualified candidates. The evaluation generally includes interviews and background and reference checks. As noted above, there is no difference in the evaluation process of a candidate recommended by a stockholder as compared to the evaluation process of a candidate identified by any of the other means described above. In identifying and evaluating potential nominees to serve as directors, the Nom Gov Committee will examine each nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate.

If the Nom Gov Committee determines that a candidate should be nominated as a candidate for election to the Board, the candidate's nomination is then recommended to the Board, and the directors may in turn conduct their own review to the extent they deem appropriate. When the Board has agreed upon a candidate, such candidate is recommended to the stockholders for election at an annual meeting of stockholders or appointed as a director by a vote of the Board as appropriate.

Stockholder Communications with the Board of Directors

Our relationship with our stockholders is an important part of our corporate governance program. Engaging with our stockholders helps us to understand how they view us, to set goals and expectations for our performance, and to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. Our stockholder and investor outreach includes investor road shows, analyst meetings and investor conferences and meetings. We also communicate with stockholders and other stakeholders through various media, including our annual report and SEC filings, proxy statement, news releases and our website. Our conference calls for quarterly earnings releases are open to all. These calls are available in real time and as archived webcasts on our website for a period of time.

The Board has adopted a process for stockholders and others to send communications to the Board or any director. All such communications should be sent by mail addressed to the Board or any particular director at 6200 Paseo Padre Parkway, Fremont, CA 94555, c/o Léah Schlesinger, General Counsel, Chief Ethics and Compliance Officer & Secretary. All such communications received by Léah Schlesinger will be sent directly to the Board or the particular director indicated.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is available in the Governance section of the Investors section of our website at https://investors.nextracker.com/governance/governance/default.aspx. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. We intend to disclose future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm

On February 15, 2024, our Audit Committee selected Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2025. Deloitte has served as our independent registered public accounting firm since 2021. Representatives of Deloitte plan to attend the Annual Meeting and will be available to answer appropriate questions from stockholders. They will have the opportunity to make a statement if they desire to do so.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Deloitte as our independent registered public accounting firm. However, the Board is submitting the selection of Deloitte to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether to retain Deloitte. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

VOTE

The Board of Directors recommends a vote IN FAVOR of Proposal No. 2.

Independent Registered Public Accounting Firm

The following is a summary of the fees and services provided by Deloitte to the Company for fiscal years 2023 and 2024:

Description of Services Provided by Deloitte	Fiscal Year Ended March 31,	
	2023	2024
Audit Fees[1]	$2,615,124	$4,325,548
Audit Related Fees	—	—
Tax Fees[2]	$ 146,506	$ 550,876
All Other Fees[3]	$ 9,096	$ 3,790
TOTAL	$2,770,726	$4,880,214

(1) Audit Fees for Deloitte for 2023 and 2024 were for professional services rendered for the audits of our financial statements, review of interim financial statements, assistance with registration statements filed with the SEC and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

Fees for the year ended March 31, 2023 included $595,000 billed in connection with services related to our initial public offering in February 2023. Fees for the year ended March 31, 2024 included $800,000 billed in connection with services related to our follow-on offering and filing of a registration statement on Form S-4.

(2) Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

(3) All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services.

Audit Committee Pre-Approval Policy

The Audit Committee or a delegate thereof pre-approves the scope of the audit and non-audit services provided by our independent registered public accounting firm, as well as all associated fees and terms, pursuant to pre-approval policies and procedures established by the Audit Committee. The Audit Committee evaluates the independent registered public accounting firm's qualifications, performance and independence, and presents its conclusions to the full Board on at least an annual basis.

All of the services provided by Deloitte since the Company's initial public offering in February 2023, and fees for such services, were approved by the Audit Committee in accordance with these standards.

Vote Required

To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on Proposal No. 2 must vote "For" the ratification of the selection of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2025. Broker non-votes are not applicable with respect to Proposal No. 2 as brokers generally have discretion to vote uninstructed shares on this proposal. Abstentions will have the same effect as an "Against" vote.

VOTE

The Board of Directors recommends a vote IN FAVOR of Proposal No. 2.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2024 with management of the Company. The Audit Committee has discussed with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence and has discussed with Deloitte & Touche LLP the accounting firm's independence.

Based on the foregoing, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2024.

Respectfully submitted by the members of the Audit Committee of the Board:

The Audit Committee
Brandi Thomas, Chair
Julie Blunden
Steven Mandel

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Proposal No. 3:
Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers

We are required by Section 14A of the Exchange Act to offer our stockholders an opportunity to cast an advisory, non-binding vote on the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 (the "Dodd-Frank Act") (commonly referred to as a "say-on-pay" vote). This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Although the vote is non-binding, we value constructive feedback from our stockholders on executive compensation and other important matters, and the Board and the C&P Committee will consider the voting results when making future compensation decisions. In a decision that factored in the non-binding advisory vote of our stockholders at our 2023 annual meeting of stockholders on the frequency of stockholder advisory votes on the compensation of our named executive officers, we determined to hold a non-binding, advisory vote on the compensation of our named executive officers annually. We expect to hold our next non-binding, advisory vote on the frequency of say-on-pay votes at our 2029 annual meeting of stockholders.

As described under the heading "Compensation Discussion and Analysis" in this Proxy Statement, our executive compensation program is designed to attract, retain and motivate top-level talent who possess the skills and leadership necessary to grow our business and enable long-term value creation. The Board encourages our stockholders to read the disclosures set forth in the "Compensation Discussion and Analysis" section of this Proxy Statement to review the compensation actions taken in fiscal year 2024. The Board believes that our executive compensation program effectively aligns executive pay with our performance and results in the attraction and retention of talented executives who are critical to our success.

Accordingly, the Board recommends that our stockholders vote "For" the following resolution:

"**RESOLVED**, that the compensation paid to the named executive officers, as disclosed in the proxy statement furnished for the 2024 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED on an advisory basis."

Because the vote is advisory, it is not binding on management or the Board. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the C&P Committee and the Board intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements. Your vote will serve as an additional tool to guide the C&P Committee and the Board in continuing to improve the alignment of our executive compensation program with business objectives and performance and with the interests of our stockholders.

VOTE

The Board of Directors recommends a vote "FOR" approval, on an advisory basis, of the compensation of our named executive officers.

Vote Required

To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the approval, on an advisory basis, of the compensation of our named executive officers. Broker non-votes will have no effect. Abstentions will have the same effect as an "Against" vote.



VOTE

The Board of Directors recommends a vote "FOR" approval, on an advisory basis, of the compensation of our named executive officers.

Proposal No. 4: Approval of an Amendment and Restatement of The Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan to Increase the Number of Shares Authorized for Issuance Thereunder by 11,100,000 Shares

Introduction

We are asking that our stockholders vote in favor of approving an amendment and restatement (the "amendment") of the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (the "2022 Plan") to increase the number of shares of Nextracker Class A common stock ("Common Stock") authorized and available for issuance under the 2022 Plan by an additional 11,100,000 shares. This amendment was approved by the Board on June 14, 2024, subject to stockholder approval.

The additional 11,100,000 shares of Common Stock that will be authorized for issuance under the 2022 Plan if this proposed amendment is approved represents approximately 7.65% of our shares outstanding on a fully-diluted basis as of June 1, 2024. With the additional 11,100,000 shares of Common Stock, approximately 14,206,347 shares will be available for issuance under the 2022 Plan in the aggregate, which represents approximately 9.79% of our 145,147,427 shares outstanding on a fully-diluted basis as of June 1, 2024.

Vote Required

You may vote "FOR" or "AGAINST" or "ABSTAIN" from voting when voting on the approval of the amendment to the 2022 Plan. The amendment to the 2022 Plan shall be approved if it receives the affirmative vote of a majority of the total number of votes of our capital stock represented at the Annual Meeting and entitled to vote thereon. Broker non-votes will have no effect. Abstentions will have the same effect as an "Against" vote. Proxies solicited by the Board will be voted "FOR" the amendment of the 2022 Plan unless stockholders specify a contrary vote.

VOTE

The Board Recommends that you vote "FOR" the Approval of the Amendment and Restatement of the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan to increase the number of shares authorized for issuance thereunder by 11,100,000 shares

Corporate Governance Best Practices

The 2022 Plan, as amended, is designed to promote good compensation practices and play an important part of our pay-for-performance philosophy. Specifically, the 2022 Plan, as amended, contains the following important features which we believe promote good compensation practices and are intended to protect the interests of our stockholders:

- *No "evergreen" provision.* The 2022 Plan has a fixed number of shares available for issuance. There is no "evergreen" provision providing for the automatic increase in shares available under the 2022 Plan.

- *No "fungible share reserve".* The 2022 Plan does not contain a "fungible share reserve." Instead, each one share granted as a restricted stock award, restricted stock unit ("RSU") (including performance restricted stock units ("PRUs")), stock option or stock appreciation right ("SAR") under the 2022 Plan will count as the issuance of one share reserved for issuance under the 2022 Plan for the purpose of computing shares remaining available for issuance.

- *No discounted stock options of SARs.* Stock options and SARs must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.

- *Repricing prohibited.* Repricing or certain other exchanges of stock options and SARs for 2022 Plan awards or cash is prohibited, unless stockholder approval is first obtained.

- *No "liberal" share recycling.* No "liberal" share recycling practices are permitted under the 2022 Plan. Shares tendered to us or retained by us in the exercise or settlement of an award or for tax withholding, or shares that are repurchased on the open market with the proceeds of a stock option exercise price will not become available again for issuance under the 2022 Plan. In addition, the gross shares subject to an SAR award and not the net number of shares actually issued upon exercise of such SAR counts against the 2022 Plan reserve.

- *Clawback of awards.* Awards granted under the 2022 Plan are subject to the Company's Financial Restatement Compensation Recoupment Policy.

- *Restrictions on dividends and dividend equivalents.* The 2022 Plan provides that dividends and dividend equivalent shall not be paid until the underlying award has vested (but dividend equivalents may accrue during the vesting period).

- *Administered by independent C&P Committee.* The 2022 Plan is administered by the C&P Committee, which is comprised entirely of independent non-employee directors.

- *No liberal definition of change in control.* The 2022 Plan's definition of "change in control" provides that any award benefits triggered by the transaction are contingent upon the actual consummation of the transaction, not merely its approval by our Board or stockholders.

- *Double-trigger change in control vesting of awards.* Outstanding Awards will not automatically vest upon a change in control unless they are not assumed or substituted by a successor.

- *No automatic single-trigger vesting of awards.* Awards granted under the 2022 Plan to employees will not vest automatically upon a change in control, unless such awards are not assumed, substituted, or continued by a successor entity.

- *No change in control/280G tax gross-ups.* The 2022 Plan does not provide for any excise tax gross-up payments or "parachute payments."

Share Request Background

We believe that the amendment to increase the number of shares reserved for issuance under the 2022 Plan is in the best interests of Nextracker because of the continuing need to provide equity-based incentives to attract, motivate and retain the most qualified personnel and to respond to relevant market changes in equity compensation practices. Equity compensation is a vital component of our overall compensation strategy as we grow as a public company. The 2022 Plan serves as an important part of this practice and is a critical component of the overall compensation package that we offer to retain and motivate our employees. Additionally, awards under the 2022 Plan allow our employees to acquire or increase their ownership stake in Nextracker, aligning their interests with

those of our stockholders. This creates strong incentives for our employees to contribute to our future growth and success. If Proposal No. 4 is not approved by our stockholders, our ability to attract, motivate, and retain the talent we need to compete in our industry would be seriously compromised, potentially impacting our long-term success.

Based on a review of Nextracker's historical practice, the recent trading price of our Common Stock, advice from its independent compensation consultant, and stockholder feedback, the C&P Committee and the Board currently believe the additional share request will be sufficient to cover awards for at least the next several years. However, our future burn rate will depend on a number of factors, including the number of participants in the 2022 Plan, hiring and promotion activity, the price per share of our common stock, any changes to our compensation strategy, changes in business practices or industry standards, future acquisitions, competitive market practices, our equity award mix, and the rate of returned shares due to forfeitures. The methodology used to establish the equity award mix will also impact our burn rate, which is discussed in detail in the "Burn Rate" section of this proposal.

Equity Plan Philosophy

At Nextracker, we prioritize the use of equity-based incentives to attract, motivate and retain the most qualified personnel in our industry. By awarding equity to a broad section of our employee base, we position ourselves for success in securing and engaging key talent globally, including in highly competitive markets.

Our broad-based use of equity for compensation purposes can have a material impact on our burn rate compared to that of our peers. However, we believe that granting equity is an important part of our value proposition to our employees, and ultimately, our stockholders.

Plan History

The 2022 Plan was originally adopted by the Board on January 31, 2022, and it was approved by our stockholders in April 2022. In connection with our initial public offering (our "IPO"), the 2022 Plan was amended by our Board, and our stockholders approved, the reservation of an aggregate of 12,857,143 shares of Common Stock for issuance under the 2022 Plan.

The following table summarizes certain information regarding our equity incentive program, which includes our 2022 Plan and awards granted under our prior plans, including our assumed plans. The 2022 Plan is our only active equity plan with available shares for future issuance.

	As of June 1, 2024
Total number of shares of common stock subject to outstanding full value awards (including RSUs and PRUs) under the 2022 Plan[1]	4,402,957
Total number of shares of common stock subject to outstanding stock options under the 2022 Plan[2]	3,425,276
Weighted-average exercise price of outstanding stock options	$25.87
Weighted-average remaining term of outstanding stock options	8.16 years
Total number of shares of common stock available for future grant under the 2022 Plan[3]	3,106,347

(1)   Includes PRUs at the target performance achievement level.

(2)   We had no SARs outstanding as of June 1, 2024.

(3)   Excludes the proposed increase of 11,100,000 shares under this Proposal No. 4.

Historical Burn Rate

A key factor that we consider in administering our equity compensation programs and in determining our share increase request is our "burn rate," which is generally the number of shares that we utilize under the 2022 Plan each year relative to our total shares outstanding. We analyze our burn rate in terms of "gross burn rate" and "net burn rate." We define gross burn rate as the total number of shares granted under our 2022 Plan during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage. We define net burn rate as the total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards forfeited or cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period, and expressed as a percentage. Burn rate does not take into account equity awards that have been cancelled or forfeited.

Nextracker's burn rate calculation for fiscal year 2024 was 1.5%. The following table sets forth our gross burn rate for fiscal year 2024.

Gross Burn Rate Summary

Grant Year	Restricted Stock Granted (#)	Performance-based Restricted Stock Granted at Target (#)	Options & SARs Granted (#)	Weighted Average Common Shares Outstanding (#)	Gross Burn Rate (%)
Fiscal 2024	1,350,438	436,576	489,732	3,020,551	1.5

Please see "Executive Compensation and Related Information — Compensation Discussion & Analysis (CD&A)" beginning on page 46 for further details on the equity awards made to our senior executives.

Dilution and Shares Available

The Administrator (as defined below) of the 2022 Plan may grant incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs") and other stock-based awards to participants to acquire shares of our common stock under the 2022 Plan. Grants of stock options, SARs, restricted stock, RSUs and other stock-based awards to selected employees, directors, and independent contractors of the Company or its affiliates whose contributions are essential to the growth and success of the Company (i) strengthen the commitment of such individuals to the Company and its affiliates, (ii) motivate those individuals to faithfully and diligently perform their responsibilities and (iii) attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the Company.

The number of shares proposed to be available for grant under the 2022 Plan is designed to enable the Company to properly incentivize eligible recipients on a go-forward basis.

Overhang and Dilution. Overhang provides a measure of the potential dilutive effect of all outstanding equity awards and shares available for future grants. We calculated overhang as (A) the sum of (i) the total number of shares subject to outstanding equity awards and (ii) the number of shares remaining available for future grant under the 2022 Plan divided by (B) the total number of shares of Class A Common Stock outstanding, plus the number of shares in (A). Our overhang as of June 1, 2024 was 7.53%. If the 2022 Plan Amendment is approved by our stockholders, the overhang formula would be adjusted to include the contemplated 11,100,000 shares of Class A Common Stock to be authorized under the 2022 Plan Amendment, and the total potential overhang from shares authorized for issuance will increase by 6.57% to 14.10%. The Board believes that this number of shares of Class A Common Stock constitutes reasonable potential equity dilution and provides a significant incentive for employees to increase the value of the Company for all stockholders.

Shares Available. Subject to stockholder approval of the 2022 Plan Amendment, the maximum number of shares of common stock reserved and available for issuance under the 2022 Plan will equal 23,957,143 shares.

The following table sets forth, as of June 1, 2024, the approximate number of each class of participants eligible to participate in the 2022 Plan and the basis of such participation.

Class and Basis of Participation	Approximate Number of Class
Section 16 Officers	7
Directors[1]	8
Employees	1,109
Independent Contractors	23
Consultants	1

(1)   Two of the eight directors are employees of the Company. The foregoing table does not include Mr. Guldner, who joined our Board on June 14, 2024.

Summary Description of the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan, as proposed to be amended

The following is a summary of the material features of the 2022 Plan, as proposed to be amended. This summary is qualified in its entirety by the full text of the 2022 Plan, as proposed to be amended, a copy of which is attached to this proxy statement as Appendix B.

- *Eligibility*. Awards under the 2022 Plan may be granted to any current director, officer, employee and consultant of Nextracker or its subsidiaries or affiliates. The 2022 Plan permits awards to be made to any of the following individuals, as designated by the Committee: (i) non-employee directors of the Company (currently, the Company has 6 non-employee directors); (ii) officers of the Company (as of June 1, 2024, the Company has 7 executive officers); (iii) employees (currently, the Company or its subsidiaries or affiliates have approximately 1,109 full-time employees and approximately one part-time employee); and (iv) consultants (currently, the Company or its subsidiaries or affiliates have approximately 1 consultant). Awards under the 2022 Plan are generally exercisable or payable only while the participant is an employee, director or consultant, as applicable. However, the Administrator (as defined below) may, in its discretion, provide that an award may be paid or exercised following termination of service, a change of control event, or the retirement, death or disability of the participant.

- *Administration*. The 2022 Plan is administered by the C&P Committee or by the Board acting as the C&P Committee (the "Administrator"). The Administrator has complete discretion, subject to the provisions of the 2022 Plan, to select each eligible individual to whom awards will be granted and to determine the type and amount of awards to be granted, the timing of such awards, and the other terms and conditions of awards granted under the 2022 Plan. Subject to the terms of the 2022 Plan, the Administrator may delegate its authority under the 2022 Plan to one or more members of our Board or one or more of our officers. The Administrator also has the power to interpret the 2022 Plan and award agreements, to establish rules and regulations relating to the 2022 Plan, and to make all other determinations necessary or advisable for administering the 2022 Plan.

Available awards. The 2022 Plan authorizes the Company to provide equity-based compensation in the form of: (i) stock options, including ISOs entitling the option holder to favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) RSUs; (iii) SARs; (iv) performance stock awards and PSUs; and (v) other stock-based awards that are not inconsistent with the 2022 Plan. Each type of award is described below under the section entitled "Types of awards authorized under the 2022 Plan." Each award granted under the 2022 Plan is or will be evidenced by an award agreement that sets forth the terms, conditions and limitations applicable to such award as determined by the Administrator in its discretion.

Shares Available for Issuance. Subject to adjustment for certain events (as described below), a total number of 23,957,143 shares of common stock are reserved and available for grant and issuance pursuant to the 2022 Plan (including upon the exercise of an ISO), which includes (i) the existing share reserve of 12,857,143 shares of Common Stock, *plus* (ii) the increase of 11,100,000 shares of Common Stock, as approved by the Board, subject to approval by the Company's stockholders. The shares of Common Stock authorized for delivery to participants under the 2022 Plan of up to 100% of such shares of Common Stock may be used to grant ISOs.

Share counting. Under the 2022 Plan, each share of Common Stock that is subject to any award counts against the aggregate 2022 Plan limit as one share. To the extent that an award terminates, expires, lapses for any reason, or is settled in cash, any shares subject to the award is again available for the grant of an award pursuant to the 2022 Plan. Shares that are withheld (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations will be treated as issued under the 2022 Plan and will be deducted from the number of shares that may be issued under the 2022 Plan. Further, any shares that are acquired by the Company (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the 2022 Plan will not be added back to the aggregate number of shares that may be issued pursuant to the plan. Any shares of Common Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any of its subsidiaries or affiliates will not be counted against shares of Common Stock available for grant pursuant to the 2022 Plan.

Repricing prohibited without stockholder approval. The repricing, replacement or regranting of any previously granted award, through cancellation or by lowering the exercise price or purchase price of such award, is prohibited under the 2022 Plan unless our stockholders first approve such repricing, replacement or regranting. Similarly, no "underwater" stock option or SAR may be cancelled in exchange for cash unless otherwise approved by stockholders.

Types of awards authorized under the 2022 Plan:

- *Stock Options.* Stock options that may be granted entitle the stock option holder to purchase shares of our Common Stock at a price set forth in the applicable award agreement. Stock options may be granted as NQSOs or as ISOs, or in any combination of the two. The exercise price of any stock option may not be less than the fair market value of a share on the date of grant, and the maximum term for any stock option is 10 years (5 years in the case of grants to any individual who owns more than ten percent of the total voting power of the Company). The Administrator will determine the methods by which the exercise price of a stock option may be paid, which may include: (i) a payment in cash or by check; (ii) delivery of other property acceptable to the Administrator (e.g., a net exercise to sell to cover the exercise price pursuant to the applicable award agreements issued under the 2022 Plan); or (iii) any combination of the foregoing methods of payment. ISOs may be granted only to our employees and those of its subsidiaries. In addition, in the case of any ISOs granted to any individual who owns, as of the date of grant, shares possessing more than 10% of the total combined voting power of all classes of our shares, the ISO must have an exercise price on a per-share basis that is not less than 110% of the fair market value of a share on the date of grant and the maximum term of any such ISO is 5 years. The aggregate fair market value (determined as of the time the option is granted) of all shares with respect to which ISOs are first exercisable by a grantee in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

- *Stock Appreciation Rights.* An SAR is a right, exercisable by the surrender of all or a portion of the SAR, to receive a payment equal to the product of: (i) the excess of (A) the fair market value of a share of our Common Stock on the date the SAR is exercised over (B) the grant price of the SAR and (ii) the number of shares with respect to which the SAR is exercised. No SAR may be exercisable more than 10 years from the date of grant. An SAR may be paid in cash, in shares (based on the fair market value of such shares on the date the SAR is exercised) or in a combination of cash and shares, as determined by the Administrator.

- *Restricted Stock Units.* An RSU is a type of contingent stock award that generally entitles the participant to receive a number of shares of our Common Stock, or the value of such shares, in connection with the satisfaction of vesting conditions determined by the Administrator, as specified in the award agreement for the RSU. RSUs may be denominated

in unit equivalents of shares and/or units of value including the dollar value of shares. At the time of grant of the RSU award, the Administrator will specify the date or dates on which the award will become vested and non-forfeitable and may specify any other terms and conditions. In addition, the Administrator will specify the settlement date applicable to each RSU, which may not be earlier than the vesting date or dates of the award. Settlement of RSUs may be made in shares or in cash (in an amount reflecting the fair market value of the shares that would have been issued) or any combination of cash and shares, as determined by the Administrator in its sole discretion.

- *Performance Stock and Performance Stock Units*. Performance stock represents the right to receive shares of our Common Stock, or the value thereof, the payment of which is contingent upon achieving certain performance criteria established by the Administrator. PSUs represent a right to receive shares, or the value of such shares, the payment of which is contingent upon achieving certain performance criteria established by the Administrator. PSU awards may be denominated in unit equivalents of shares and/or units of value including the dollar value of shares. Performance stock awards and PSUs may be linked to any one or more of the performance criteria specified in the 2022 Plan, or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any performance period determined by the Administrator. In addition, the Administrator will specify the settlement date applicable to each performance stock award or PSU award, which may not be earlier than the vesting date or dates of the award. Settlement of a performance stock or a PSU may be made in shares or in cash (in an amount reflecting the fair market value of the shares that would have been issued) or in any combination of cash and shares, as determined by the Administrator in its sole discretion.

- *Other Stock-Based Awards*. In addition to RSUs, performance stock awards and PSUs, the Administrator is authorized under the 2022 Plan to make any other award to an eligible individual that is not inconsistent with the provisions of the 2022 Plan and that by its terms involves or might involve the issuance of: (i) shares of our Common Stock; (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria specified in the 2022 Plan or other conditions; or (iii) any other security with the value derived from the value of our shares.

Amendment and termination. The Administrator is permitted at any time to amend or modify the 2022 Plan in any or all respects, except that (i) any such amendment or modification may not adversely affect the rights of any holder of an award previously granted under the 2022 Plan unless such holder consents and (ii) grants to non-employee directors may not be amended at intervals more frequently than once every 6 months, other than to the extent necessary to comply with applicable U.S. income tax laws and regulations. The Administrator may terminate the 2022 Plan at any time. However, without the approval of our stockholders and except as described below under "Adjustments", the Administrator will not:

- amend the 2022 Plan to increase the maximum number of shares issuable under the 2022 Plan;

- materially modify the eligibility requirements for participation in the 2022 Plan; or

- materially increase the benefits accruing to participants in the 2022 Plan.

Further, the Administrator is not permitted to amend the 2022 Plan in any manner that requires stockholder approval under the stock exchange listing requirements applicable to the Company, without receipt of such stockholder approval.

Dividends. No dividends may be paid to a plan participant with respect to an award prior to the vesting of such award. An award may provide for dividends or dividend equivalents to accrue on behalf of a participant as of each dividend payment date during the period between the date the award is granted and the date the award is exercised, vested, expired, credited or paid, and to be converted to vested cash or shares of our Common Stock at the same time and subject to the same vesting conditions that apply to the shares to which such dividends or dividend equivalents relate.

Adjustments. The Administrator will make certain adjustments to the 2022 Plan and to the outstanding awards under the 2022 Plan in the event of any stock split, extraordinary dividend, recapitalization, combination of shares, exchange of shares, spin-off or other change affecting the outstanding shares as a class without the Company's receipt of consideration. In the event of such a change, appropriate adjustments will be made to:

- the maximum number and/or class of securities issuable under the 2022 Plan;

- the maximum number and/or class of securities for which any participant may be granted awards under the terms of the 2022 Plan or that may be granted generally under the terms of the 2022 Plan; and

- the number and/or class of securities and price per share in effect under each outstanding award.

Any such adjustments to the outstanding awards will generally be effected in a manner as to preclude the enlargement or dilution of rights and benefits under such awards.

Change of Control. Unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a Change of Control (as defined in the 2022 Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will automatically vest and become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the Change of Control and, following the consummation of such a Change of Control, all such awards will terminate and cease to be outstanding.

Compliance with Section 409A of the Internal Revenue Code. To the extent applicable, it is intended that the 2022 Plan and any grants made under the 2022 Plan will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The 2022 Plan and any grants made thereunder are administered and interpreted in a manner consistent with this intent.

Transferability. In general, awards granted under the 2022 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution. Awards may be transferred to family members through a gift or domestic relations order.

Withholding taxes. The Company or any affiliate of the Company, as appropriate, may deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state and local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a participant arising as a result of the 2022 Plan. In addition, the Company or any affiliate of the Company may take any action as may be necessary in its opinion to satisfy withholding obligations for the payment of taxes by any means authorized by the Administrator. No shares will be delivered under the 2022 Plan to any participant or other person until the participant or such other person has made arrangements acceptable to the Administrator for the satisfaction of applicable tax obligations arising as a result of awards made under the 2022 Plan.

U.S. Federal Income Tax Consequences

The following is a summary of certain federal income tax consequences of awards to be made under the 2022 Plan based upon the laws in effect as of the date of this proxy statement. The discussion is general in nature and does not take into account a number of considerations which may apply in light of individual circumstances under the 2022 Plan. Income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

NQSOs. A participant will not recognize taxable income when an NQSO is granted and we will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) upon the exercise of NQSO equal to the excess of the fair market value of the shares of Nextracker common stock purchased over their exercise price and we generally will be entitled to a corresponding deduction.

ISOs. An award holder will not recognize taxable income when an ISO is granted. An award holder will not recognize taxable income (except for purposes of the alternative minimum tax) upon the exercise of an ISO. If the award holder does not sell or otherwise

dispose of the shares of Nextracker common stock acquired upon the exercise of an ISO within two (2) years from the date the ISO was granted or within one (1) year from the date the award holder acquired the shares of Nextracker common stock, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss and we will not be entitled to any deduction. If, however, the shares of Nextracker common stock acquired are disposed of within such two (2) or one (1) year periods, then in the year of such disposition the award holder will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price and we generally will be entitled to a corresponding deduction. The excess of the amount realized through the disposition date over the fair market value of the shares of Nextracker common stock acquired on the exercise date will be treated as capital gain.

SARs. An award holder will not recognize taxable income when a SAR is granted and we will not be entitled to a tax deduction at such time. Upon vesting of a SAR, no taxable income is recognized. However, upon exercise, the participant will recognize ordinary income (and subject to income tax withholding in the case of employees) equal to the cash received or the difference between the fair market value of any shares of Nextracker common stock received and the exercise price. We generally will be entitled to a corresponding deduction.

Restricted Stock. An award holder will not recognize taxable income when an award of restricted stock is granted and we will not be entitled to a tax deduction at such time, unless the award holder makes an election under Section 83(b) of the Code, to be taxed at grant. If such an election is made, the award holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) at the time of the grant equal to the fair market value of the shares of restricted stock at such time. If such an election is not made, the award holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) at vesting in an amount equal to the fair market value of the shares of restricted stock at such time. We are entitled to a corresponding deduction at the time ordinary income is recognized by the award holder. In addition, dividends credited prior to vesting to shares of restricted stock for which the above-described election has not been made will be compensation taxable as ordinary income (and subject to income tax withholding in the case of employees), rather than as dividend income, and we will be entitled to a corresponding deduction.

RSUs. An award holder will not recognize taxable income when RSUs are granted and we will not be entitled to a tax deduction at such time. An award holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) at vesting in an amount equal to the fair market value of any shares of Nextracker common stock delivered (and the amount of cash paid by us (if any)) and we will be entitled to a corresponding deduction.

PSUs. An award holder will not recognize taxable income when PSUs are granted with specific performance goals that must be achieved over a defined period. An award holder does not recognize taxable income at the time PSUs are granted, and we are not entitled to a tax deduction at that time. Instead, the award holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) when the PSUs vest. The vesting occurs upon the achievement of the specified performance goals and the completion of any required service period. The amount of taxable income recognized by the award holder at vesting is equal to the fair market value of any shares of Nextracker common stock delivered (and the amount of cash paid by us, if any). At this point, we will be entitled to a corresponding tax deduction for the same amount.

Section 162(m). Under Section 162(m) of the Code, compensation (including compensation under the 2022 Plan) in any calendar year in excess of $1 million for any individual who serves as a named executive in 2017 or thereafter will not be deductible, unless such compensation is grandfathered under the Tax Cuts and Jobs Act of 2017.

The foregoing general tax discussion is intended for the information of stockholders in connection with considering how to vote with respect to the Proposal and not as tax guidance to individuals who receive awards under the 2022 Plan. Holders of awards under the 2022 Plan are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the 2022 Plan.

Registration with the SEC

If the stockholders approve this proposal, we will file with the SEC, as soon as reasonably practicable after such approval, a registration statement on Form S-8 relating to the additional shares available for issuance under the 2022 Plan.

New Plan Benefits

Future grants under the 2022 Plan will be made at the discretion of the plan administrator and, accordingly, are not yet determinable. In addition, benefits under the 2022 Plan will depend on a number of factors, including the fair market value of our common stock on future dates and the exercise decisions made by participants. Consequently, at this time, it is not possible to determine the future benefits that might be received by participants receiving discretionary grants under the 2022 Plan.

Equity Compensation Plan Information

The following table presents certain information with respect to our equity compensation plans as of March 31, 2024, as required by Item 201(d) of Regulation S-K under the Exchange Act.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted-average exercise price of outstanding options, warrants and rights (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by stockholders	3,425,276	25.87	3,106,347
Equity compensation plans not approved by stockholders	—	—	—
Total	3,425,276	25.87	3,106,347

Vote Required

The affirmative vote of a majority of the shares (by voting power) present in person at the Annual Meeting or represented by proxy and entitled to vote at the Annual Meeting is required to approve the amendment to the 2022 Plan.

Board Recommendation

The Board recommends a vote "FOR" the approval of the amendment and restatement of the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan to increase the number of shares authorized for issuance thereunder by 11,100,000 shares

Executive Officers

The following table sets forth certain information concerning our executive officers as of the date of this Proxy Statement:

Name	Age	Position
Daniel Shugar	61	Chief Executive Officer & Director
Charles Boynton	56	Chief Financial Officer
Howard Wenger	64	President & Director
Bruce Ledesma	56	President, Strategy & Administration
David Bennett	54	Chief Accounting Officer
Nicholas (Marco) Miller	55	Chief Operating Officer
Léah Schlesinger	60	General Counsel, Chief Ethics and Compliance Officer & Secretary

There are no family relationships between any of our directors and any of our executive officers.

Mr. Shugar's and Mr. Wenger's biographies can be found under the section titled "Proposal No. 1: Election of Directors—Director Nominees" with the biographies of the other members of the Board. Biographies for our other executive officers are below.



Charles Boynton

Chief Financial Officer
Age: 56

Charles Boynton has served as our Chief Financial Officer since May 2024. Prior to becoming our Chief Financial Officer, Mr. Boynton served on our Board of Directors, including as chair of our Audit Committee, from February 2023 through March 2024. He also previously served as the Chief Financial Officer of Logitech, a digital product company founded in Lausanne, Switzerland, from February 2023 through March 2024. Prior to joining Logitech, Mr. Boynton served as the Executive Vice President and Chief Financial Officer of Plantronics Inc. also known as Poly, Inc., a global business and consumer audio and video communications company (acquired by HP Inc. in October 2022). Mr. Boynton previously served as Executive Vice President and Chief Financial Officer of SunPower Corporation, a global vertically integrated solar company, from March 2012 to May 2018, continuing as an Executive Vice President until July 2018, and as Vice President of Corporate Finance and Corporate Development from June 2010 to March 2012. Mr. Boynton served as the Chief Executive Officer and Chairman of the Board of 8point3 Energy Partners, an owner / operator of solar energy generation projects, from March 2015 to June 2018 (acquired by Capital Dynamics in July 2018). Mr. Boynton served as the Chief Financial Officer of ServiceSource International, Inc., a global outsourced, customer success and growth solutions company, from April 2008 to May 2010. From March 2004 to April 2008, Mr. Boynton served as the Chief Financial Officer at Intelliden, a software company (acquired by IBM in January 2010). Prior to that, Mr. Boynton held key financial positions at Commerce One, Inc., Kraft Foods, Inc. and Grant Thornton, LLP.

MR. BOYNTON WAS A CERTIFIED PUBLIC ACCOUNTANT, STATE OF ILLINOIS, AND A MEMBER FEI, SILICON VALLEY CHAPTER. MR. BOYNTON RECEIVED HIS BACHELOR OF SCIENCE IN ACCOUNTING FROM INDIANA UNIVERSITY'S KELLEY SCHOOL OF BUSINESS AND HIS MASTER OF BUSINESS ADMINISTRATION FROM NORTHWESTERN UNIVERSITY'S KELLOGG SCHOOL OF MANAGEMENT.



Bruce Ledesma

President, Strategy & Administration
Age: 56

Bruce Ledesma has served as our President, Strategy and Administration since May 2023 and previously as our President, Strategy, Software and Administration since March 2022. Mr. Ledesma served as President of Nextracker from May 2019 to February 2022. Mr. Ledesma previously served as Executive Vice President, Corporate Development of Solar Mosaic, Inc., a fintech company financing residential solar and home improvement projects, from May 2016 to May 2019, and as its Chief Operating Officer from July 2014 to May 2016. Mr. Ledesma was the co-founder of Roble Capital, LLC, a private investment fund, and served as its Chief Operating Officer from June 2013 to July 2014. He served as General Counsel and Corporate Secretary of SunPower Corporation, a global solar panel and technology manufacturer and solar system provider, from January 2007 to March 2012. From 2005 to 2007, Mr. Ledesma served as General Counsel of PowerLight Corporation, a commercial and utility scale solar system integrator. From 1998 to 2004, Mr. Ledesma held various legal and executive positions with Barra, Inc., a software financial risk management company. From 1993 to 1998, Mr. Ledesma practiced as a corporate attorney for Latham & Watkins LLP.

MR. LEDESMA HOLDS A BACHELOR OF ARTS DEGREE IN ECONOMICS FROM STANFORD UNIVERSITY AND JURIS DOCTOR DEGREE FROM HARVARD LAW SCHOOL.



David Bennett

Chief Accounting Officer
Age: 54

David Bennett has served as Chief Accounting Officer of Nextracker since May 2024 and prior to that as our Chief Financial Officer from June 2021. Prior to that, Mr. Bennett served as Principal Accounting Officer of Flex Ltd. ("Flex") since July 2013 and has held positions of increasing responsibility since joining Flex in 2005, including Senior Vice President, Finance from 2014 to 2021, Vice President, Finance from 2009 to 2014 and Corporate Controller from 2011 to 2013. Prior to joining Flex, he was a Senior Manager at Deloitte and Touche LLP from 1992 to 2005.

MR. BENNETT IS A CERTIFIED PUBLIC ACCOUNTANT (INACTIVE) IN THE STATE OF COLORADO AND EARNED A BACHELOR OF ARTS DEGREE IN BUSINESS AND ADMINISTRATION WITH AN EMPHASIS IN ACCOUNTING AND FINANCE FROM THE UNIVERSITY OF COLORADO, BOULDER, LEEDS SCHOOL OF BUSINESS.



Nicholas (Marco) Miller

Chief Operating Officer
Age: 55

Nicholas (Marco) Miller is a co-founder of Nextracker and has served as its Chief Operating Officer since March 2021, its Senior Vice President, Global Operations from August 2017 to March 2021, and its Vice President of Operations from December 2013 to August 2017. From August 2011 to December 2013, he was the Senior Director of Customer Care at Solaria Corporation, a solar panel manufacturing company. He held senior management roles at SunPower Corporation, a global solar panel and technology manufacturer and solar system provider, in Geneva, Switzerland from 2007 to 2011, where he managed all utility solar construction projects in the Europe, Middle East and Africa regions. Prior to that, Mr. Miller worked at PowerLight Corporation, a commercial and utility scale solar system integrator, from 2001 to 2006, where he held various project management roles in solar construction.

MR. MILLER HOLDS A BACHELOR OF ARTS DEGREE IN ENGLISH FROM MCGILL UNIVERSITY.



Léah Schlesinger

General Counsel, Chief Ethics and Compliance Officer & Secretary
Age: 60

Léah Schlesinger has served as our General Counsel, Chief Ethics and Compliance Officer and Secretary since February 2023. Ms. Schlesinger served as General Counsel of Nextracker since April 2019 and as Vice President, Corporate Legal of Flex from March 2015 to April 2022. Ms. Schlesinger has spent two decades advising global corporations and mid-size companies, with an emphasis on mergers and acquisitions, corporate governance and antitrust. Prior to joining Flex, Ms. Schlesinger was a Partner at Grant Law, a boutique law firm advising investors and entrepreneurs, from 2010 to 2012. From 2007 to 2009, Ms. Schlesinger was Counsel at Borden Ladner Gervais LLP in Toronto, in the Securities and Capital Markets group. From 1992 to 2001, Ms. Schlesinger practiced at Skadden, Arps, Slate, Meagher & Flom LLP, where she focused primarily on mergers and acquisitions. Prior to her legal career, Ms. Schlesinger was an Economist in the Macroeconomics group of Data Resources, Inc., an econometrics firm, from 1986 to 1989.

MS. SCHLESINGER HOLDS A BACHELOR OF ARTS DEGREE IN ECONOMICS FROM THE UNIVERSITY OF CHICAGO AND A JURIS DOCTOR DEGREE FROM THE UNIVERSITY OF CHICAGO LAW SCHOOL.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation philosophy, process and objectives and the elements of our fiscal year 2024 ("FY24") compensation program for our named executive officers ("NEOs") and gives the context for understanding and evaluating the compensation information contained in the tables and related disclosures that follow. Our NEOs for FY24 are as follows:

Name	Position
Daniel Shugar	Chief Executive Officer ("CEO")
David Bennett[1]	Former Chief Financial Officer and Chief Accounting Officer
Howard Wenger	President
Bruce Ledesma	President - Strategy & Administration
Nicholas (Marco) Miller	Chief Operating Officer

(1)   Mr. Bennett ceased serving as Chief Financial Officer effective as of May 29, 2024 upon Charles Boynton's appointment to such role, but Mr. Bennett continues to remain an employee of Nextracker as its Chief Accounting Officer.

FY24 Financial and Business Highlights

We had another exceptionally strong year in FY24, as we saw record revenue and profits as highlighted below:

- FY24 Revenue – $2.5 billion (31% year-over-year growth)

- FY24 GAAP Net Income - $496.2 million (309% year-over-year growth)

- FY24 Adjusted EBITDA* - $521 million (150% year-over-year growth)

- FY24 GAAP Net Cash Provided by Operating Activities – $429 million

- FY24 Adjusted Free Cash Flow*: $427 million

*   "Adjusted EBITDA" and "adjusted free cash flow" are non-GAAP financial measures. See Appendix A of this Proxy Statement for definitions of these non-GAAP measures and a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures.

This CD&A primarily addresses the material elements of our FY24 compensation programs and policies, including our overall compensation philosophy and program objectives.

Our Compensation Philosophy

Overview

Our compensation philosophy is driven by our pay-for-performance culture, which incentivizes the achievement of a balanced set of performance objectives with respect to Nextracker through the implementation of the following objectives:

Drive business success	Our executive compensation program is designed to drive our success as a market leader in intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world.
Pay meaningfully aligned to performance	Nextracker's compensation program is designed to tie actual pay for our NEOs to Nextracker's performance against rigorous short-term and long-term performance objectives. This pay-for-performance compensation philosophy aims to create stockholder value, where above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts when performance thresholds are not met.
Attract, retain and motivate superior talent	Our compensation program is intended to be competitive in order to attract, retain and motivate a high-caliber and responsible leadership team. A key objective of the compensation program is to provide competitive compensation opportunities based on the achievement of performance objectives, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure.
Aligning compensation with stockholder interests	Equity awards with multi-year vesting and performance requirements, along with rigorous stock ownership guidelines, help align our NEOs' compensation with the creation of long-term stockholder return and align the interests of our executive officers with our stockholders.
Peer group analysis	Peer group data is used as a guide for compensation decisions, but this data does not form the sole basis for its compensation program.

To ensure that our executive compensation program aligns the interests of our NEOs with those of our stockholders, we utilize performance metrics for both our short-term and long-term incentive programs that are key drivers for stockholder value. We also ensure that a substantial portion of performance-based compensation is delivered through equity awards.

Prior to fiscal year 2023 ("FY23"), our NEOs generally received equity awards under Flex Ltd.'s ("Flex") long-term equity incentive program. In FY23, in connection with our initial public offering, we implemented our long-term equity incentive program (described in more detail below), and our NEOs no longer received any additional long-term equity awards under Flex's long-term equity incentive program. All outstanding equity awards that any of our NEOs held pursuant to Flex's long-term equity incentive program were converted into corresponding equity awards pursuant to our long-term equity incentive program in connection with our spin-off from Flex in January 2024.

Executive Compensation Philosophy

Our Compensation & People Committee ("C&P Committee") oversees our executive compensation program based on the following philosophy and guiding principles.

Element	Overview
Pay level	Pay is regularly benchmarked against a set of industry peers to ensure it remains competitive and equitable.
	Base salaries and target cash compensation are competitively positioned for executives.
	Pay levels determined in order to attract and retain superior leaders in a highly competitive market for talent.
Substantial emphasis on at-risk compensation	Emphasis on performance-contingent, long-term equity-based incentive compensation over fixed compensation.
	Programs are designed to link actual pay to the achievement of pre-determined performance goals that create stockholder value and align with our stockholders' interests.
	100% of at-risk compensation is based on achievement of incentive outcomes against pre-determined performance metrics.
Focus on long-term performance	While measurement of short-term results maintains day-to-day focus, our compensation philosophy is also built on the premise that stockholder value is built over the long term.
	We require our NEOs to own a significant amount of Nextracker's common stock to ensure a continued link between the interests of our NEOs and our stockholders.

Our Executive Compensation Program Reflects Good Governance Practices

Our C&P Committee designed our FY24 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do	
✓ **At risk pay**	We deliver a significant portion of executive compensation through variable, at-risk compensation, including annual bonuses subject to rigorous performance requirements and long-term equity incentive awards to align interests with our stockholders.
✓ **Capped payouts**	We set maximum award levels under our annual and long-term incentive program, with award payouts capped at 200% for annual incentive compensation and 300% for long-term performance-based compensation. We cap payouts under these variable incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓ **Peer group**	We review peer group compensation information regularly to ensure that our executive compensation program is competitively aligned with market practices and reevaluate the peer group annually to ensure it reflects our business.
✓ **Ownership guidelines**	We maintain robust stock ownership guidelines that reinforce the alignment of NEO and stockholder interests.
✓ **Clawback policy**	We maintain a clawback policy which mandates recoupment of officers' incentive-based compensation in case of an accounting restatement due to U.S. securities law noncompliance under Rule 10D-1 of the Dodd-Frank Act. A more detailed summary of Nextracker's clawback policy can be found on page 61.
✓ **Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓ **Independent compensation consultant**	Our C&P Committee has engaged Meridian Compensation Partners, LLC ("Meridian"), an independent compensation consultant, to provide advice on our executive and director compensation matters.
✓ **Annual review**	Our C&P Committee conducts an annual review of our compensation strategy and practices with an extensive risk assessment.
✓ **Say-on-pay**	We hold an annual say-on-pay vote.
✓ **Stockholder engagement**	We are committed to maintaining ongoing dialogue with our investors to discuss matters of importance to them and to obtain feedback on our compensation program.
✓ **Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do	
✗ **No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
✗ **No automatic or guaranteed compensation increases**	We do not provide for automatic salary increases or increases in target short- or long-term incentive awards.
✗ **No hedging, pledging or short sales**	We do not permit our executive officers or directors to hedge or short-sell Nextracker securities. Additionally, our executive officers and directors are prohibited from pledging Nextracker securities against other debt.
✗ **No excise tax gross-ups**	We do not provide any gross-up for any excise tax payable by an executive officer under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").
✗ **No excessive severance**	We do not provide excessive severance payments.
✗ **No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.

Say-On-Pay and Stockholder Engagement

At our 2023 annual meeting of stockholders, we held a non-binding advisory vote with respect to the compensation of our NEOs (commonly referred to as a "say-on-pay" vote). Approximately 98.1% of the votes cast (excluding abstentions) voted in favor of our executive compensation program.

In addition to our annual "say-on-pay" vote, the C&P Committee is committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Nextracker to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through investor meetings and conferences. During FY24, we reached out to 65% of our top 20 stockholders, and ultimately engaged with 235 reported stockholders, who represented in the aggregate over 55.2% of our outstanding capital stock. In these meetings, we discussed matters such as Nextracker's prospects, business model, corporate governance, and executive compensation programs, plan design, and goal setting. Following these meetings, we shared stockholder feedback and trends and developments about corporate governance matters with our Board.

At Nextracker, we have an open line of communication with our stockholders and investors and continue to engage with them for feedback on our programs.

Compensation-setting process and FY24 executive compensation

Overview - Compensation Components

As further described below, for FY24, Nextracker's executive compensation program was primarily comprised of base salary, short-term incentive compensation under our incentive bonus plan (as described below) and our long-term incentive compensation under the LTIP (as defined below).

FY24 Compensation Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	More Information
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO (or C&P Committee for CEO changes)	Page 52
Short-Term Incentive Plan	Cash	Annual	FY24 Revenue, Adjusted EBITDA, and Adjusted Free Cash Flow	Page 53
Long-Term Incentive Plan	Performance Stock Units (PSUs)	1-year and 3-year measurement periods	FY24 Revenue, FY24 Adjusted EBITDA with three-year rTSR along with service and time-based vesting	Page 55
	Restricted Stock Units (RSUs)	Vest annually over three years	Service and time-based vesting	Page 57
	Stock Options	Vest at the end of three years	Service and time-based vesting	Page 57

Compensation-Setting Process

The C&P Committee's Role

Our C&P Committee, which is comprised entirely of independent directors, is responsible for implementing, monitoring and evaluating our executive compensation philosophy and objectives and oversees the compensation program for our NEOs. Further, our C&P Committee reviews and approves, or recommends to the independent directors of the Board for approval, all components of executive pay and reports its decisions to the Board, and otherwise reviews and approves matters related to executive compensation on an as-needed basis.

The C&P Committee's responsibilities and authority are described fully in the C&P Committee's charter, which is available on our website https://investors.nextracker.com/governance/governance/default.aspx.

The C&P Committee and Management's Involvement

Our CEO makes recommendations to our C&P Committee for changes to base salary, annual incentive awards and equity grants for our NEOs (other than our CEO, whose compensation is determined solely by our C&P Committee and the Board). Our Chief Human Resources Officer also provides recommendations to the C&P Committee on other elements of our compensation program for senior executives, including, for example, the design and metrics under our annual and long-term programs.

The C&P Committee and its Independent Compensation Consultant

Our C&P Committee engaged the services of Meridian as the independent compensation consultant for the C&P Committee for FY24 to provide advice on executive compensation matters. Meridian did not provide any other services to Nextracker or its management.

The C&P Committee regularly reviews, no less than annually, the independence of its compensation consultant in accordance with SEC and Nasdaq requirements. At this time, the C&P Committee has determined that no conflict of interest exists for our compensation consultant.

Nextracker compensation benchmarks and Peer Group

The C&P Committee develops, determines and adjusts compensation benchmarks and the peer group with respect to Nextracker (the "Peer Group"). The C&P Committee reviews the Peer Group on an annual basis, with input from Meridian, and the Peer Group may be adjusted from time to time based on, among other factors, a comparison of revenues, market capitalization, industry, peer group performance, merger and acquisition activity and stockholder input. Based on the advice of Meridian, the following companies were designated as the Peer Group with respect to our compensation program for FY24:

Array Technologies, Inc. ARRY	First Solar, Inc. FSLR	NetApp, Inc. NTAP	SolarEdge Technologies, Inc. SEDG
Dropbox, Inc. DBX	Fluence Energy, Inc. FLNC	Okta, Inc. OKTA	Sunnova Energy International Inc. NOVA
Enersys ENS	Juniper Networks, Inc. JNPR	Pure Storage, Inc. PSTG	SunPower Corporation SPWR
Enphase Energy, Inc. ENPH	Keysight Technologies, Inc. KEYS	Resideo Technologies, Inc. REZI	Sunrun Inc. RUN
F5, Inc. FFIV	National Instruments Corporation NATI	Skyworks Solutions, Inc. SWKS	Trimble Inc. TRMB

The C&P Committee considers the compensation provided by our Peer Group in order to provide insight into market competitive pay programs, levels and practices. In addition, the C&P Committee also reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Nextracker's compensation programs in the context of general compensation practices.

Appropriate Pay Mix

Our FY24 compensation philosophy is designed around "pay-for-performance" so that a significant portion of our NEOs' total target direct compensation is "at-risk." In determining the mix of the various reward elements and the value of each component, the C&P Committee considered the executive's role, the competitiveness of the market for executive talent, company performance, individual performance, internal pay equity, historical compensation and retention concerns. Executive officers generally have a greater portion of their compensation at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence Nextracker's performance.

As illustrated by the following charts, for FY24, approximately 96% of our current CEO's annual target total direct compensation was at-risk and on average approximately 94% of our other NEOs' annual target total direct compensation opportunity was at-risk.

FY24 TOTAL DIRECT COMPENSATION MIX CEO



- ■ - Base Salary
- ■ - Short-term Incentive Plan
- ■ - PRUs
- ■ - RSUs
- ■ - Options

FY24 TOTAL DIRECT COMPENSATION MIX NEOS EXCEPT CEO



- ■ - Base Salary
- ■ - Short-term Incentive Plan
- ■ - PRUs
- ■ - RSUs
- ■ - Options

The STIP is reflected at target and does not reflect the actual payout. PSUs, RSUs and stock options are reflected at their target grant date fair value.

Base salary

The following table sets forth the base salaries of our NEOs with respect to FY24. No adjustments were made to the base salaries of the NEOs for FY24.

Name and title	FY24 Base Salary	Base Salary at March 31, 2023
Daniel Shugar Chief Executive Officer	$863,000	$863,000
David Bennett Former Chief Financial Officer and Chief Accounting Officer	$470,000	$470,000
Howard Wenger President	$505,000	$505,000
Bruce Ledesma President – Strategy & Administration	$505,000	$505,000
Nicholas (Marco) Miller Chief Operating Officer	$400,000	$400,000

Base salary levels are intended to reflect competitive market data, individual performance and promotions or changes in responsibilities.

Short-term Incentive Plan

For FY24, short-term incentive bonuses for our NEOs were earned pursuant to the Nextracker short-term incentive plan (the "STIP") based on achievement of financial and operating performance objectives, as well as individual performance objectives, when applicable.

The performance objectives for our NEOs under the STIP for FY24 were as follows (weighted by percentage):

- Nextracker-specific revenue (40%);
- Nextracker-specific adjusted EBITDA (40%);
- Nextracker-specific adjusted free cash flow (20%); and
- Individual performance factor (adjusts bonus payout by 0%—100%).



Base Salary ($)
FY24 NEO STIP Target (%)
FY24 NXT Revenue (40% weighting)
FY24 NXT Adj. EBITDA (40% weighting)
FY24 NXT Adj. FCF (20% weighting)
FY24 Individual Performance Factor (0%-100%)
Final Payout ($)

The following table summarizes the key features of our FY24 STIP.

Feature	Component	Objectives
Performance targets	Based on key financial, strategic and operating metrics for Nextracker on a quarterly basis during the fiscal year	Aligns executive incentives with performance Rewards achievement of short-term objectives
Performance measures	Financial metrics relating to revenue, adjusted EBITDA and adjusted free cash flow with respect to Nextracker Individual performance factors relating to company strategic and operating goals such as product improvements, customer satisfaction, strategic sales initiatives, employee-related initiatives, U.S. manufacturing, operational efficiency and execution initiatives, and new business and forecasting processes and improvements	Emphasizes pay-for-performance by linking individual compensation to performance on metrics that help drive stockholder value Promotes accountability by tying payout to achievement of minimum performance threshold
Bonus payments	Based on achievement of financial, strategic and operating performance metrics Target bonus opportunities set at percentage of base salary (without adjustment for the Voluntary Salary Reduction), based on the executive's level of responsibility and depending on the executive Bonuses that can be earned range from 0% of target to a maximum of 200% of target No payout awarded for any measure where threshold performance was not achieved	Reflects the emphasis on pay-for-performance by linking individual compensation to performance Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance threshold

As noted above, the STIP included an individual performance factor for FY24 that also affects the individual funding of each of our NEOs' bonus. Under this component, each NEO's individual performance is measured based on a variety of quantitative and

qualitative measures designed to measure progress, and drives achievement of various confidential strategic and operating objectives. This individual measure was scored on a scale of 0-100% and the resulting percentage was then multiplied against the aggregate eligible bonus amounts derived from achievement of the applicable revenue, adjusted EBITDA and adjusted free cash flow performance metrics. The individual performance metrics were the same for each NEO in FY24, and the C&P Committee determined that this amount was 100% for FY24.

Incentive payouts for NEOs under the STIP

Performance targets for FY24 were determined based on approved financial and strategic plans. With respect to our NEOs, performance targets were based on Nextracker financial measures and quarterly company milestone objectives. For each financial metric, no payout would be made if an applicable threshold performance level was not achieved. Maximum payout levels for such metrics were tied to "stretch" levels of performance. As noted above, payouts are also increased or decreased upon achievement or non-achievement, respectively, of certain pre-established strategic and operating objectives during FY24. Taking into account these increases and decreases, the combined actual weighted payout (as a percentage of target performance) is set forth in the following chart with respect to the applicable revenue, adjusted EBITDA, and adjusted free cash flow performance metrics:

FY24 STIP Results							
(in millions, except percentages)	Weight	Threshold Performance Level	Target Performance Level	Maximum Performance Level	Actual Performance Achievement	Actual Performance Achievement	Weighted Performance Achievement
Revenue	40%	$1,971	$2,190	$2,409	$2,500	114%	80%
Adjusted EBITDA	40%	$ 257	$ 285	$ 314	$ 521	183%	80%
Adjusted Free Cash Flow	20%	$ 128	$ 142	$ 156	$ 427	301%	40%

Total weighted performance achievement with respect to such financial metrics resulted in gross achievement of 200% relative to target performance.

We used adjusted non-GAAP performance measures (i.e., adjusted EBITDA and adjusted free cash flow) for purposes of our incentive bonus plan in FY24. See Appendix A for definitions of adjusted EBITDA (with respect to the adjusted EBITDA performance metric) and adjusted free cash flow (with respect to the adjusted free cash flow performance metric) and a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures.

For purposes of calculating performance under the FY24 STIP, we may exclude from the calculation of performance extraordinary items or events that would have had an unanticipated impact, corporate transactions (including acquisitions or dispositions) and other unusual or nonrecurring items (i.e., as and when applicable, although no such items or events were applied for FY24).

Target and final short-term incentive awards for FY24

For FY24, the aggregate short-term incentive payouts for our NEOs, after adjustment for individual performance, were as follows:

Name	FY24 short-term incentive plan target (potential bonus as a percentage of base salary)	FY24 short-term incentive plan target (potential bonus expressed as a dollar amount)	FY24 short-term incentive plan actual bonus ($)	FY24 actual short-term incentive plan bonus (as a percentage of full year target bonus)
Daniel Shugar	135%	$1,165,050	$2,294,250	200%
David Bennett	80%	$ 376,000	$ 738,521	200%
Howard Wenger	80%	$ 404,000	$ 795,503	200%
Bruce Ledesma	80%	$ 404,000	$ 794,443	200%
Nicholas (Marco) Miller	65%	$ 260,000	$ 509,074	200%

Bonus payments were made in a single installment after the close of FY24.

Long-term incentive compensation

Our long-term incentive compensation program consists of a mix of RSUs, PSUs and stock options granted under the 2022 Plan (the "LTIP"), which was put in place at our IPO. Prior to the implementation of our LTIP, long-term incentives with respect to our NEOs were provided through Flex's long-term incentive program. Our NEOs did not receive any equity awards under Flex's long-term incentive compensation beginning in FY23. In connection with Nextracker's spin-off from Flex in January 2024, outstanding Flex equity awards held by our NEOs were converted to corresponding Nextracker equity awards under our LTIP with the same terms as originally applied to Flex awards.

In FY24, our NEOs received grants of RSUs, PSUs and stock option awards under our LTIP as an incentive to maximize our long-term performance and drive value creation for our stockholders. These long-term incentives are designed to align the interests of the NEOs with those of our stockholders and to give each NEO a significant incentive to manage Nextracker from the perspective of an owner with a direct stake in the business. Long-term equity awards are also intended to promote retention, as unvested awards are forfeited if an executive voluntarily leaves Nextracker.

Performance stock unit awards – FY24

PSUs provide for vesting upon the attainment of the applicable performance criteria, generally subject to the NEO's continuous service until the applicable vesting date. The PSUs granted in FY24 provide for (i) a one-year measurement period (April 1, 2023 – March 31, 2024) for financial metrics (as described below) and (ii) a cumulative three-year relative TSR modifier ("rTSR"). PSUs remain subject to a service-based vesting requirement through the completion of the entire performance period, and vest on the third anniversary of the grant date. Subject to satisfying such service-based vesting requirement, the number of PSUs that vest is based on the extent to which the relevant performance criteria is attained. Payouts are made in shares. Before the PSUs vest, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents. PSUs granted in FY24 vest between 0% and 300% of target.

With respect to the PSUs granted in FY24, (i) 50% of the performance criteria are based on Nextracker's achievement of a revenue goal in FY24 and (ii) 50% of the performance criteria are based on Nextracker's achievement of an adjusted EBITDA goal in FY24. In addition, the PSUs are subject to a three-year rTSR modifier based on the level of Nextracker's total shareholder return performance against that of our executive compensation peer group, with 0.75x applied for rTSR achievement at the 25th percentile, 1.0x applied

for achievement at the 50th percentile and 1.5x applied for achievement at the 75th percentile (with linear interpolation applied). The financial metrics can each be earned between 0% and 200% of target and the rTSR modifier can adjust the payout levels under the financial component from 75% to 150% (for a maximum total payout of 300% of target).



FY24 Revenue
(0%-200%)
50% Weighting
Adjusted EBITDA
(0%-200%)
50% Weighting
Relative TSR modifer at end of
3-year period
0.75-1.5
Payout
Range
0%-300%
Financial Metrics Measured Year 1
2-Year Holding Requirement
3 Years

Actual Company performance of the financial metrics for FY24 were as follows:

Measurement Period	Percent	Metric	Weight	100% Target ($m)	Actual Performance ($m)	Actual %	Weighted Achievement (%)
FY24 (4/1/2023 – 3/31/2024)	100%	FY24 Revenue	50%	$2,190	$2,500	114%	100%
		FY24 Adjusted EBITDA(1)	50%	$ 285	$ 521	183%	100%

(1) This is a non-GAAP performance measure. See Appendix A for the definition of adjusted EBITDA (with respect to the adjusted EBITDA performance metric) and a reconciliation of this non-GAAP measure to the most comparable GAAP financial measure.

Based on the attainment of the applicable financial metrics (i.e., FY24 revenue and FY24 adjusted EBITDA) described above, the following PSUs have been earned and are eligible to vest at the end of three-year performance period in 2026, subject to satisfaction of the service requirement described above, and subject to further modification between 75%-150% based on the level of achievement of the three-year rTSR modifier, described above:

Name	Target number of PSUs for the measurement period (FY24) (# shares)	Target grant date fair value of PSUs for the measurement period (FY24) ($)	Number of initially earned PSUs for the measurement period (FY24) (# shares)
Daniel Shugar	142,912	7,792,991	285,824
David Bennett	63,516	3,463,527	127,032
Howard Wenger	76,220	4,156,277	152,440
Bruce Ledesma	50,813	2,770,833	101,626
Nicholas Miller	38,110	2,078,138	76,220

The target value of the PSUs is based on the weighted average grant date value per share of $54.53.

Restricted stock unit awards – FY24

RSUs granted to our NEOs in FY24 vest in three annual installments on the first three anniversaries of the vesting commencement date of April 1, 2024 (30%, 30% and 40%, respectively), generally subject to the NEO's continuous service until such vesting date. Payouts are made in shares, such that the value of an RSU increases or decreases based on share price performance from the grant date, further aligning the interests of the executive with long-term stockholder value creation. Before an RSU vests, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents. The table below sets forth the number of RSUs granted to our NEOs in FY24:

Name	Number of RSUs (FY24) (# shares)	Grant Date Fair Value of RSUs (FY24) ($)
Daniel Shugar	142,912	5,783,649
David Bennett	63,516	2,570,493
Howard Wenger	76,220	3,084,623
Bruce Ledesma	50,813	2,056,402
Nicholas Miller	38,110	1,542,332

Stock Option awards - FY24

Stock option awards granted to our NEOs in FY24 cliff vest on the third anniversary of the grant date, generally subject to the NEO's continuous service until such vesting date. The stock option awards are not intended to be part of the ongoing long-term incentive plan mix, but are an interim vehicle used to enhance holdings and retentions following the spin-off from Flex. The exercise price for the shares underlying such stock option awards is equal to the closing price of a share as of the grant date. Upon exercise of a stock option award, payouts will be made in shares. Before a stock option award vests and is exercised, the holder has no ownership rights in the underlying shares and is not entitled to dividends or dividend equivalents.

The table below sets forth the number of stock options granted to our NEOs in FY24:

Name	Number of Stock Options (FY24) (# shares)	Grant Date Fair Value of Stock Options (FY24) ($)
Daniel Shugar	153,521	3,990,011
David Bennett	68,231	1,773,324
Howard Wenger	81,878	2,128,009
Bruce Ledesma	54,585	1,418,664
Nicholas Miller	40,939	1,064,005

FY24 LTIP awards

The following table summarizes the long-term equity awards granted under the LTIP to our NEOs in FY24:

Name	Performance-based PSUs (# shares)	Target grant date fair value of PSUs for the measurement period (FY24) ($)	Service-based RSUs (# shares)	Grant Date Fair Value of RSUs (FY24) ($))	Stock Options (# shares)	Grant Date Fair Value of Stock Options (FY24) ($)
Daniel Shugar	142,912	7,792,991	142,912	5,783,649	153,521	3,990,011
David Bennett	63,516	3,463,527	63,516	2,570,493	68,231	1,773,324
Howard Wenger	76,220	4,156,277	76,220	3,084,623	81,878	2,128,009
Bruce Ledesma	50,813	2,770,833	50,813	2,056,402	54,585	1,418,664
Nicholas Miller	38,110	2,078,138	38,110	1,542,332	40,939	1,064,005

Performance stock units – Previously Granted FY23 PSUs

In FY23, each of our NEOs, received a grant of FY23 PSUs which provided for three distinct measurement periods over a three-year performance period with (i) 30% of the total target PSUs relating to the first measurement period (April 1, 2022 – March 31, 2023), (ii) 30% of the total target PSUs relating to the second measurement period (April 1, 2023 – March 31, 2024), and (iii) 40% of the total target PSUs relating to the third measurement period (April 1, 2024 – March 31, 2025). In FY23, the Company achieved performance at 159.8% of target, and therefore the first tranche of the FY23 PSUs were earned at 159.8% of target.

With respect to the second measurement period (i.e., FY24), (i) 50% of the performance criteria were based on the financial metrics of our annual STIP and (ii) 50% of the performance criteria relate to the percentile rank of our rTSR relative to the companies that generally comprise the MAC Global Solar Energy Stock Index (https://macsolarindex.com/stocks-in-the-index) as of April 1, 2023. As a result, performance achievement of 100% applied with respect to the second measurement period relative to target performance.

Measurement Period	Percent	Distribution of Metrics	Metric	Weight	Actual Performance	Actual Performance – gross achievement
FY24 (4/1/2023 – 3/31/2024)	50%	50%	FY24 Revenue	40%	114%	200% gross achievement
			FY24 Adjusted EBITDA	40%	183%	
			FY24 Adjusted Free Cash Flow	20%	301%	
	50%	50%	rTSR	100%	100%	
FY25 (4/1/2024 – 3/31/2025)	50%	50%	FY25 annual short-term incentive cash bonus	100%	TBD	TBD
	50%	50%	rTSR	100%	TBD	TBD

As described above, based on the attainment of the FY23 and FY24 PSUs with respect to the second measurement period (April 1, 2023 – March 31, 2024), the following FY23 and FY24 PSUs have been earned and are eligible to vest at the end of three-year performance period in 2025, subject to satisfaction of the service requirement described above and in addition to any remaining PSUs earned with respect to the Company's performance in fiscal year 2025:

Name	Target number of PSUs for the second measurement period (FY24) (# shares)	Number of earned PSUs for the second measurement period (FY24) (# shares)
Daniel Shugar	39,893	79,786
David Bennett	11,607	23,214
Howard Wenger	24,642	49,284
Bruce Ledesma	24,642	49,284
Nicholas Miller	13,214	26,428

Deferred compensation awards

Prior to FY24, certain of our NEOs participated in Flex's 2010 Deferred Compensation Plan (the "Flex 2010 Deferred Plan"), under which such NEOs were permitted to make deferrals of base salary and bonus amounts under the Flex 2010 Deferred Plan's voluntary contribution component. The above NEOs ceased to actively participate in the Flex 2010 Deferred Plan at the end of calendar year 2022, although their accounts remain eligible to vest.

During FY24, Nextracker established the Nextracker Inc. Deferred Compensation Plan (the "NXT Deferred Compensation Plan"), a "frozen" inactive deferred compensation program, under which we honor the accruals under the Flex 2010 Deferred Plan, and the NEOs have permanently ceased to participate in the Flex 2010 Deferred Plan. Any account balances that were held in the Flex 2010 Deferred Plan were transferred to the NXT Deferred Compensation Plan in connection with the spin-off. No new employer or employee contributions were made during FY24 or will be made in the future to the NXT Deferred Compensation Plan.

Executive perquisites

We provide our NEOs with limited perquisites and other personal benefits that the C&P Committee believes are reasonable and consistent with our overall compensation program to better attract and retain superior employees for key positions. The C&P Committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs.

In FY24, Flex paid the premiums on executive long-term disability insurance for Messrs. Shugar, Bennett, Wenger and Ledesma through December 31, 2024. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan

In March 2023, Nextracker's 401(k) Plan (the "401(k) Plan") was established, at which time our employees (subject to our 401(k) Plan's eligibility requirements) began participating in our 401(k) Plan and ceased further participation in Flex's 401(k) plan. Our 401(k) Plan provides for regular matching contributions and discretionary matching contributions. For FY24, the amount of the matching 401(k) Plan contributions made by us to our NEOs are quantified under the "All Other Compensation" column in the Summary Compensation Table.

Other benefits

In part of FY24, executives were eligible to participate in Flex's welfare benefits program, including medical, dental, vision, group life, basic disability and accidental death and dismemberment insurance benefits, in each case on the same basis as other Flex employees, subject to applicable law. Following the spin-off in January 2024, we established a Nextracker welfare benefits program for our employees, at which time our employees, including our NEOs, began participating in such program (subject to such program's eligibility requirements) and ceased further participation in Flex's welfare benefits program.

Termination and change of control arrangements

Our NEOs do not have employment agreements with us nor did Nextracker have any severance plan or program in place for our NEOs as of March 31, 2024. Prior to our spin-off from Flex, our NEOs participated in severance plans relevant to employees of Flex. However, our NEOs' participation in the Flex severance plans ceased in January 2024 in connection with the completion of our spin-off from Flex. In FY24, we began the process of establishing a cash-based severance benefits program for our employees, including our NEOs. We expect this plan to be adopted and implemented in FY25. For information regarding the treatment of outstanding equity awards held by our NEOs in connection with a change in control and/or termination of employment, see page 71.

Other Compensation Governance Practices

Key Compensation and Governance Policies

The following table summarizes the key compensation and governance polices applicable to our NEOs:

Policy	Overview	Material Features
Stock Ownership Guidelines	Promote stock ownership in Nextracker. More closely align the interests of our executive officers with those of our stockholders.	5x base salary for CEO and President. 2x base salary for other Executive Officers. 5 years from executive officer designation to comply. Includes shares owned outright, excludes stock options and unvested PSUs. As of May 1, 2024, all continuing NEOs have reached ownership requirements or have remaining time to do so.
Insider Trading and Trading Window Policy	Prohibit corporate insiders from taking advantage of material non-public information.	CEO and other NEOs are required to preclear any open market transactions with the General Counsel and are encouraged to use Rule 10b5-1 stock trading plans. Prohibits the purchase or sale of securities while in possession of material non-public information.

Policy	Overview	Material Features
Clawback Policy	In 2023, the Board adopted the Company's Financial Restatement Compensation Recoupment Policy (the "Recoupment Clawback Policy"), under which the C&P Committee will, to the extent permitted by law, recoup any excess incentive compensation received by executive officers due to a financial restatement within three years of discovering the error, regardless of any detrimental conduct.	In 2023, the Board adopted the Recoupment Clawback Policy in accordance with Rule 10D-1. Under the Company's Recoupment Clawback Policy, our C&P Committee will, to the extent permitted by law, recoup any incentive compensation (cash and equity) received by the Company's executive officers in the event of a restatement of financial-based measures (regardless of whether detrimental conduct has occurred). In the case of a restatement of financial-based measures, the Board will reasonably promptly recover the amount by which the incentive compensation received exceeds the amount that would have been received if the error had not been made within the three years preceding the date on which the Board determines that the financial measure contains a material error.
Hedging and Pledging	Prohibited under the Insider Trading Policy	Under the Company's Insider Trading and Trading Window Policy, all employees are prohibited from engaging in derivative or hedging transactions in Nextracker securities.

Compensation Risk Determination

Our C&P Committee assesses the potential risks relating to our compensation policies and practices for our employees, including those related to our executive compensation programs. Periodically, our C&P Committee reviews and discusses with management the relationship between Nextracker's compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for Nextracker, to ensure that such policies and practices support not only economic performance, but also compliance with our risk management objectives, and to ensure that they do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on Nextracker. For our FY24 compensation programs, our C&P Committee determined that its compensation policies and practices appropriately comply with Nextracker's risk management objectives and do not encourage excessive or unnecessary risk-taking.

Equity Grant Practices

We have the following practices regarding equity compensation grants:

- The C&P Committee and/or our Board typically grant annual equity incentive awards to our NEOs during the first quarter of our fiscal year, at such time as the C&P Committee evaluates the compensation for its NEOs for the applicable fiscal year.
- We do not strategically time long-term incentive awards in coordination with the release of material non-public information ("MNPI") and have never had a practice of doing so.
- We have never timed and do not plan to time the release of MNPI for the purpose of affecting the value of executive compensation.
- Equity award accounting complies with GAAP in the United States and is transparently disclosed in our SEC filings.

Tax Considerations of Our Executive Compensation

Section 162(m) of the Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million.

In the exercise of its business judgment, and in accordance with its compensation philosophy, the C&P Committee and the Board continue to have flexibility to award compensation that is not tax deductible if it determines that such award is in our stockholders' best interests and is necessary to comply with contractual commitments, or to maintain flexibility needed to attract talent, promote retention or recognize and reward desired performance.

Accounting for Our Stock-Based Compensation

We account for stock-based payments, including grants under each of our equity compensation plans in accordance with the requirements of FASB ASC Topic 718.

Compensation and People Committee Report

Our C&P Committee has reviewed and discussed the section titled "Compensation Discussion and Analysis" with management. Based on such review and discussion, our C&P Committee has recommended to the Board of Directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement and incorporated into Nextracker's Annual Report on Form 10-K for the fiscal year ended March 31, 2024.

Respectfully submitted by the members of the Compensation and People Committee of the Board of Directors:

The Compensation and People Committee
Willy Shih (Chair)
Julie Blunden
Jonathan Coslet

This report of the Compensation and People Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Executive Compensation Tables

The following tables contain information regarding the compensation we provided to our NEOs during the years ended March 31, 2024, 2023 and 2022. A detailed description of the plans and programs under which these NEOs received the following compensation can be found in the section titled "Compensation Discussion and Analysis" of this Proxy Statement. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Share Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Daniel Shugar Chief Executive Officer	2024	849,722		13,576,640	3,990,011	2,294,250	—	14,967	20,725,590
	2023	460,625	—	5,773,029	2,512,800	324,772	7,582	100,048	9,178,856
	2022	415,000	—	549,985	—	110,992	47	117,105	1,193,129
David Bennett Chief Accounting Officer, former Chief Financial Officer	2024	461,576	—	6,034,020	1,773,324	738,521	—	14,431	9,021,872
	2023	425,950	—	1,679,690	750,541	301,000	—	146,092	3,303,273
	2022	429,000	—	425,000	—	299,195	45,897	170,986	1,370,078
Howard Wenger President	2024	497,189	—	7,240,900	2,128,009	795,503	—	1,836	10,663,437
	2023	400,000	—	3,566,162	1,561,120	275,815	2,399	109,820	5,915,316
	2022	58,333	—	—	—	19,602	—	42	77,977
Bruce Ledesma President - Strategy & Administration	2024	496,527	—	4,827,235	1,418,664	794,443	—	14,941	7,551,810
	2023	390,375	—	3,566,162	1,561,120	275,815	—	92,355	5,885,827
	2022	385,000	—	449,984	—	102,969	6,199	108,933	1,053,085
Nicholas (Marco) Miller Chief Operation Officer	2024	391,596	—	3,620,450	1,064,005	509,074	—	9,531	5,594,656
	2023	312,514	—	1,912,303	834,599	198,686	—	8,889	3,266,991
	2022	308,431	3,540	144,997	—	77,817	—	8,328	543,113

(1)   Includes amounts contributed under the Flex 2010 Deferred Plan and relevant 401(k) plan accounts.

(2)   The Company previously reported in this column the portion of the deferred compensation account for Mr. Bennett that vested during fiscal year 2022 ("FY22"). We have updated our reporting to exclude such amounts and, in accordance with SEC disclosure rules, will report the amounts credited to the NEOs' deferred

compensation accounts for the applicable year, whether vested or unvested, as "All Other Compensation." As a result of such change, the FY22 "Bonus" amount has been updated to exclude $141,000 for Mr. Bennett, which reflected the portion of the deferred compensation account that vested during the year. This column shows a discretionary bonus payout with respect to Mr. Miller for FY22.

(3)   For FY24, share awards consist of RSUs and PSUs granted under the LTIP during such fiscal year. The amounts in this column do not reflect compensation actually received by our NEOs, nor do they reflect the actual value that will be realized by our NEOs. Instead, the amounts reflect the grant date fair value as determined by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures). The fair value of such PSUs was based on the probable outcome of the performance conditions estimated on the date of grant using a Monte Carlo simulation model. The grant date value of the PSUs granted to the NEOs in FY24, assuming the maximum level of performance conditions will be achieved, is $7,792,991 for Mr. Shugar, $3,463,527 for Mr. Bennett, $4,156,277 for Mr. Wenger, $2,770,833 for Mr. Ledesma and $2,078,138 for Mr. Miller. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the RSUs and PSUs, see Note 7 in the notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2024.

(4)   For FY24, stock option awards consist of stock options granted under the LTIP during such fiscal year. The amounts in this column do not reflect compensation actually received by our NEOs, nor do they reflect the actual value that will be realized by our NEOs. Instead, the amounts reflect the grant date fair value as determined by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 and using Black-Scholes (excluding the effect of estimated forfeitures). For additional information regarding assumptions made in calculating the amounts reflected in this column in respect of the stock options, see Note 7 in the notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2024. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Short-Term Incentive Plan" of this Proxy Statement.

(5)   The amounts in this column represent incentive cash bonuses earned by our NEOs for the relevant year. For additional information, titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Short-term Incentive Plan" of this Proxy Statement.

(6)   The amounts in this column represent the above-market earnings on the Flex 2010 Deferred Plan accounts for certain of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. In our Form S-1 registration statement filed on February 6, 2023 relating to our IPO, the Company reported above-market earnings in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column on the portion of the deferred compensation accounts that were vested during the year rather than reporting such earnings on the entire vested and unvested deferred compensation accounts. In accordance with SEC disclosure rules, the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column for FY23 has been updated as follows to reflect the above-market earnings with respect to the deferred compensation accounts during FY23, regardless of whether such amounts were vested or unvested. For FY23, the amounts reported are $7,582 for Mr. Shugar and $2,399 for Mr. Wenger. No NEO received above market or preferential earnings from the Flex 2010 Deferred Plan in FY24.

(7)   The following table provides a breakdown of compensation included in the "All Other Compensation" column for FY24:

Name	401(k) Matching Contributions ($)	Medical / Enhanced Long-Term Disability ($)	Total ($)
Daniel Shugar	13,200	1,767	14,967
David Bennett	13,200	1,231	14,431
Howard Wenger		1,836	1,836
Bruce Ledesma	13,200	1,741	14,941
Nicholas (Marco) Miller	9,531	—	9,531

Grants of Plan-Based Awards in Fiscal Year 2024

The following table presents information about RSUs, PSUs and stock option awards granted to our NEOs under the LTIP. There were no grants of awards under the Flex 2017 Plan to our NEOs during FY24.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Share Awards: Number of Shares of Stock or Units (#)[3]	All other option awards: Number of securities underlying options (#)[4]	Exercise or base price of option awards ($/Sh)[4]	Grant Date Fair Value of Shares and Option Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Daniel Shugar	6/21/2023	–	–	–	71,456	142,912	285,824	–	–	–	7,792,991
	6/21/2023	–	–	–	–	–	–	142,912	–	–	5,783,649
	6/21/2023	–	–	–	–	–	–	–	153,521	40.47	3,990,011
	6/21/2023	345,000	1,150,000	2,300,000	–	–	–	–	–	–	–
David Bennett	6/21/2023	–	–	–	31,758	63,516	127,032	–	–	–	3,463,527
	6/21/2023	–	–	–	–	–	–	63,516	–	–	2,570,493
	6/21/2023	–	–	–	–	–	–	–	68,231	40.47	1,773,324
	6/21/2023	112,800	376,000	752,000	–	–	–	–	–	–	–
Howard Wenger	6/21/2023	–	–	–	38,110	76,220	152,440	–	–	–	4,156,277
	6/21/2023	–	–	–	–	–	–	76,220	–	–	3,084,623
	6/21/2023	–	–	–	–	–	–	–	81,878	40.47	2,128,009
	6/21/2023	121,200	404,000	808,000	–	–	–	–	–	–	–
Bruce Ledesma	6/21/2023	–	–	–	25,407	50,813	101,626	–	–	–	2,770,833
	6/21/2023	–	–	–	–	–	–	50,813	–	–	2,056,402
	6/21/2023	–	–	–	–	–	–	–	54,585	40.47	1,418,664
	6/21/2023	121,200	404,000	808,000	–	–	–	–	–	–	–
Nicholas (Marco) Miller	6/21/2023	–	–	–	19,055	38,110	76,220	–	–	–	2,078,138
	6/21/2023	–	–	–	–	–	–	38,110	–	–	1,542,312
	6/21/2023	–	–	–	–	–	–	–	40,939	40.47	1,064,005
	6/21/2023	78,000	260,000	520,000	–	–	–	–	–	–	–

(1)   These amounts show the range of possible payouts under the cash incentive programs for FY24. The maximum payment represents 200% of the target payment. The threshold payment represents 30% of target payout levels. For the short-term incentive bonus plan, the amounts actually earned for FY24 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Short-Term Incentive Plan" of this Proxy Statement.

(2)   These amounts show the range of estimated future vesting of the PSU awards granted in FY24 under the LTIP. With respect to the PSUs granted in FY24, (i) 50% of the performance criteria are based on Nextracker's achievement of a revenue goal FY24 and (ii) 50% of the performance criteria are based on Nextracker's achievement of an adjusted EBITDA goal in FY24. In addition, the PSUs are subject to a three-year rTSR modifier based on the level of Nextracker's total shareholder return performance against that of our executive compensation peer group, with 0.75x applied for rTSR achievement at the 25th percentile, 1.0x

applied for achievement at the 50th percentile and 1.5x applied for achievement at the 75th percentile (with linear interpolation applied). The financial metrics can each be earned between 0% and 200% of target and the rTSR modifier can adjust the payout levels under the financial component from 75% to 150% (for a maximum total payout of 300% of target). For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Long-term incentive compensation" of this Proxy Statement.

(3)   This column shows the number of service-based RSU awards granted in FY24 under the LTIP. For each NEO, the RSUs vest in three annual installments at the rate of 30%, 30% and 40%, respectively, provided that the NEO continues to remain employed on the applicable vesting date. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Long-term incentive compensation" of this Proxy Statement.

(4)   This column shows the number of stock option shares granted pursuant to stock option awards in FY24 under the LTIP. For each NEO, the stock option cliff vests after three years, provided that the NEO continues to remain employed on the vesting dates. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Long-term incentive compensation" of this Proxy Statement.

(5)   This column shows the grant date fair value of RSU, PSU and stock option awards under the LTIP under FASB ASC Topic 718 granted to our NEOs in FY24. The grant date fair value is the amount that will be expensed in Nextracker's financial statements over the awards' vesting schedule. For RSUs, the grant date fair value reflects the determination by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 as of the grant date. For PSUs, the grant date fair value is based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Subtopic 718-10. The grant date fair values reflected in this column may differ from the approved values reflected in the CD&A because of the accounting methodology used to report the PSUs in this column, as required by SEC rules. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the RSU, PSU and stock option awards, see Note 7 in the notes to our consolidated financial statements, "Stock-based compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024.

Outstanding Equity Awards at 2024 Fiscal Year-end

The following table presents information regarding the outstanding equity awards held by our NEOs under the LTIP as of March 31, 2024. The market value of the share awards is based on the closing price of Nextracker's Class A Common Stock as of March 28, 2024, which was $56.27. For additional information on our equity incentive programs, see the section titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Long-term incentive compensation" of this Proxy Statement. With respect to PSU awards described below, the number of unearned shares and the market values shown assume all performance criteria are met at target based on performance through March 31, 2024. In connection with the closing of Flex's spin-off distribution of all of its remaining interests in Nextracker to Flex stockholders on January 2, 2024, Flex RSUs held by our NEOs were converted into outstanding equity awards denominated in Nextracker Class A Common Stock. Therefore, the table below includes RSU awards previously granted by Flex to the NEOs, now denominated in Nextracker Class A Common Stock, as indicated below.

Name	Option Awards					Share Awards			
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Daniel Shugar	—	—	398,571[1]	21	3/15/2027	—	—	—	—
	—	—	153,521[2]	40.47	6/21/2033	—	—	—	—
	—	—	—	—	—	93,083[3]	5,237,837	—	—
	—	—	—	—	—	142,912[4]	8,041,658	—	—
	—	—	—	—	—	7,314[5]	411,559	—	—
						63,750[6]	3,587,213	132,976[7]	7,482,560
								142,912[8]	8,041,658
David Bennett	119,048[1]			21	3/15/2027	—	—	—	—
	68,231[2]			40.47	6/21/2033	—	—	—	—
			—		—	27,083[3]	1,523,960	—	—
			—		—	63,516[4]	3,574,045	—	—
			—		—	5,544[9]	311,961	—	—
						18,548[6]	1,043,696	38,690[7]	2,177,086
								63,516[8]	3,574,045

Name	Option Awards					Share Awards			
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Howard Wenger			247,619[1]	21	3/15/2027				
			81,878[2]	40.47	6/21/2033				
						57,501[3]	3,235,581		
						76,220[4]	4,288,899		
						39,380[6]	2,215,913	82,143[7]	4,622,187
								76,220[8]	4,288,899
Bruce Ledesma			247,619[1]	21	3/15/2027				
			54,585[2]	40.47	6/21/2033				
						57,501[3]	3,235,581		
						50,813[4]	2,859,248		
	—	—	—	—	—	5,985[5]	336,776	—	—
						39,380[6]	2,215,913	82,143[7]	4,622,187
								50,813[8]	2,859,248
Nicholas (Marco) Miller			132,381[1]	21	3/15/2027				
			40,939[2]	40.47	6/21/2033				
						30,834[3]	1,735,029		
						38,110[4]	2,144,450		
	—	—	—	—	—	1,929[5]	108,555	—	—
						21,117[6]	1,188,253	44,048[7]	2,478,581
								38,110[8]	2,144,450

(1) Represents stock options granted on April 6, 2022. The stock options vest between 0% and 100% based on our equity valuation achieving certain compounded annual growth rates in excess of an initial valuation of $3 billion over the four-year period beginning April 1, 2022 and ending March 31, 2026, with the ending valuation based on the average of our closing prices on the previous twenty (20) trading days prior to March 31, 2026, subject to the applicable NEO's continued service through March 31, 2026.

(2) Represents stock options granted on June 21, 2023. The stock options cliff-vest on June 21, 2026, subject to the NEO's continued service through the relevant vesting date.

(3) Represents service-based RSUs granted on April 6, 2022. The RSUs vested 50% on April 1, 2024 and the remaining 50% will vest on April 1, 2025, subject to the NEO's continued service through the relevant vesting date.

(4) Represents service-based RSUs granted on June 21, 2023. The RSUs vest 30% on June 21, 2024, 30% on June 21, 2025, and 40% on June 21, 2026, subject to the NEO's continued service through the relevant vesting date.

(5) Represents service-based RSUs that converted from Flex upon the closing of the spin-off from Flex. The RSUs vest on June 30, 2024, subject to the NEO's continued service through the relevant vesting date.

(6) Represents RSUs which have been earned with respect to outstanding PSUs granted on April 6, 2022. These PSUs were earned based on the level of achievement of the performance metrics applicable to the PSUs as follows: (i) for the first tranche, based on a performance period from April 1, 2022 to March 31, 2023 at a level of 159.8% of target and (ii) for the second tranche, based on a performance period from April 1, 2023 to March 31, 2024 at a level of 200% of target. These

PSUs will vest on March 31, 2025 based on continued service through such date. For additional information regarding the vesting of the PSUs, see the section titled "Compensation Discussion and Analysis—Compensation—setting process and FY24 executive compensation—Long-term incentive compensation" of this Proxy Statement.

(7) Represents RSUs which have been earned with respect to outstanding PSUs granted on April 6, 2022. These PSUs were earned based on the level of achievement of the performance metrics applicable to the PSUs as follows: (i) for the first tranche, based on a performance period from April 1, 2022 to March 31, 2023 at a level of 159.8% of target and (ii) for the second tranche, based on a performance period from April 1, 2023 to March 31, 2024 at a level of 200% of target. These PSUs will vest on March 31, 2025 based on continued service through such date. For additional information regarding the vesting of the PSUs, see the section titled "Compensation Discussion and Analysis—Compensation—setting process and FY24 executive compensation—Long-term incentive compensation" of this Proxy Statement. The earned PSUs will service-vest on March 31, 2025, subject generally to the NEO's continued employment through such date.

(8) Represents PSUs granted on June 21, 2023. PSUs are subject to achievement of financial performance criteria for the measurement period from April 1, 2023 to March 31, 2024. Following the end of FY24, the C&P Committee certified the financial performance metrics for the PSUs at 200%. These PSUs remain subject to an rTSR modifier performance metric for the performance period from April 1, 2023 to March 31, 2026, pursuant to which the number of shares earned based on achievement of the financial performance metrics can be adjusted between 75% to 150%. The amounts in the table above are reflected at target. For additional information regarding the vesting of the PSUs, see the section titled "Compensation Discussion and Analysis—Compensation-setting process and FY24 executive compensation—Long-term incentive compensation" of this Proxy Statement.

(9) Represents service-based RSUs that converted from Flex upon the closing of the spin-off from Flex. The RSUs vested on June 9, 2024.

Shares Vested in Fiscal Year 2024

The following tables present information regarding, as applicable, (i) exercises of stock option awards, including the number of shares acquired upon exercise and the value realized and the number of shares of outstanding equity awards held by our NEOs under the LTIP and the Flex 2017 Plan as of March 31, 2024, and (ii) the number of shares acquired upon the vesting of share-based awards and the value realized, in each case before payment of any applicable withholding tax and broker commissions under the LTIP as of March 31, 2024. The table below shows information that specifically relates to the outstanding service-based RSU, PSU and stock option awards held by our NEOs under the LTIP.

The following table, as a general matter, would present information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards under the LTIP for the relevant fiscal year and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Share Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting($)** [1]
Daniel Shugar	—	—	39,892	1,356,328
David Bennett	—	—	11,607	384,638
Howard Wenger	—	—	24,642	837,828
Bruce Ledesma	—	—	24,642	837,828
Nicholas (Marco) Miller	—	—	13,214	449,276

(1) The amounts reflected in this column represent the market value of the underlying Nextracker Class A Common Stock as of the vesting date.

Flex – Flex 2017 Plan:

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards in the form of Flex RSUs and Flex PSUs during FY24 and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Share Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Daniel Shugar	91,849	1,884,334
David Bennett	76,315	1,547,752
Bruce Ledesma	87,814	1,794,136
Nicholas (Marco) Miller	11,570	242,682

(1) The amounts in this column reflect the aggregate dollar amount realized upon the vesting of Flex RSUs and Flex PSUs, determined by multiplying the number of Flex's ordinary shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension Benefits in Fiscal Year 2024

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified Deferred Compensation in Fiscal Year 2024

During FY24, none of our NEOs contributed to a deferred compensation plan.

Potential Payments Upon Termination or Change of Control

As described in the section titled "Compensation Discussion and Analysis" of this Proxy Statement, our NEOs do not have employment agreements with us, nor do we currently have any severance plan or program in place for our NEOs. With respect to FY24, our NEOs were eligible for certain termination and change of control benefits in relation to their outstanding equity awards under the LTIP, as described below.

Acceleration of vesting of equity awards—LTIP. The number of unvested equity awards under the LTIP held by each NEO as of March 31, 2024 is listed above in the Outstanding Equity Awards at 2024 Fiscal Year-End table. The LTIP provides certain benefits to plan participants in the event of the termination of such participant's employment or a change of control of Nextracker. The terms of these benefits are described below.

- **Treatment of certain awards upon retirement, involuntary termination of employment or voluntary resignation.**

  - **FY23 and FY24 Awards:** Subject to any waiver by the C&P Committee, all unvested awards granted under the LTIP will be forfeited if the NEO's employment ceases due to retirement, and involuntary termination of employment or a voluntary resignation.

  - **Legacy Flex Awards:** Certain NEOs also hold RSU awards that were converted from previously held RSU awards in Flex. Upon a retirement, such RSU awards will continue to vest on their existing vesting schedule. As of March 31, 2024, two were eligible for retirement treatment.

- **Treatment of certain awards upon death or disability**.

  - **FY23 Awards:** For RSUs, PSUs and stock options granted in FY23, if an NEO experiences a termination of service due to death or disability, then a prorated portion of such RSUs, PSUs or stock options will vest, with such proration determined based on the portion of the vesting period during which the Participant was employed prior to such termination of employment. The prorated portion of the stock options will vest and be settled on the last day of the measurement performance period, subject to Nextracker's achievement of the applicable performance metrics (or, if applicable, upon a Change of Control as described below). For PSUs, if a measurement period has commenced and is completed at the time of the termination of service due to death or disability, then the PSUs attributable to such measurement period will vest on the date of such termination (contingent on the prior attainment of the applicable performance criteria). If the measurement period has commenced, but is not completed at the time of the termination of service due to death or disability, then the PSUs attributable to such measurement period will vest, if at all, on a pro-rata basis at the close of such measurement period (contingent on the future attainment of the applicable performance criteria).

  - **FY24 Awards:** With respect to RSUs, PSUs and stock options granted in FY24, if an NEO experiences a termination of service due to death or disability, then a prorated portion of such RSUs, PSUs or stock options will vest, with such proration determined based on the portion of the vesting period (in each case, three years) during which the Participant was employed prior to such termination of employment. The prorated portion of the PSUs will vest and be settled on the last day of the measurement performance period, subject to Nextracker's achievement of the applicable performance metrics.

  - **Legacy Flex Awards:** Certain NEOs also hold RSU awards that were converted from previously held RSU awards in Flex. Upon a termination of employment due to death or disability, such RSU awards will immediately vest in full.

- **Accelerated vesting in connection with a change of control**.

  - **FY23 and FY24 Awards:** Under the terms of the 2022 Plan, in the event of a Change of Control (as defined in the 2022 Plan), if a participant's RSUs, PSUs or stock options are not converted, assumed or replaced by a comparable award by a successor or survivor corporation, or a parent or subsidiary thereof, such awards outstanding at the time of the Change of Control will automatically vest and, if applicable, become fully exercisable immediately prior to the Change of Control and thereafter will automatically terminate or cease to be outstanding. In addition, upon a Change of Control, stock options granted in FY23 would vest on a Change of Control if (i) the participant continued to provide services through the date of the Change of Control, (ii) the implied value of a common unit underlying the stock option exceeded 150% of the exercise price and (iii) the stock option had not otherwise vested, then the stock options will vest in full.

  - **Legacy Flex Awards:** The Flex 2017 Plan includes "double trigger" acceleration, meaning that unvested Legacy Flex RSU awards vest immediately only if (i) there is a change of control and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by the C&P Committee, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change of control, as described below. Unless otherwise provided in the applicable award agreement or other agreement, in the event of a change of control in which the NEO's awards are not converted, assumed or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO under Nextracker's compensation and benefit plans in the event of a Change of Control or upon a qualifying termination of employment (i.e., involuntary termination without cause, retirement, death or disability). It is assumed for purposes of the following table that the LTIP is not assumed by the successor company in connection with the Change of Control. Additionally, calculations for the applicable tables further assume that the triggering event took place on March 31, 2024, the last business day of Nextracker's FY24, and are based on the closing price per share of Nextracker's Class A Common Stock on March 28, 2024, the last business day prior to March 31, 2024, which was $56.27. All unearned performance awards are reflected at the target level of performance.

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO under Nextracker's compensation and benefit plans in the event of a change of control or upon a qualifying termination of employment (i.e., involuntary termination without cause, retirement, death or disability), including the accelerated vesting of performance stock unit and option awards under the LTIP. It is assumed for purposes of the following table that the LTIP is not assumed by the successor company in connection with the change of control. Additionally, calculations for the applicable tables further assume that the triggering event took place on March 31, 2024, the last business day of Nextracker's 2024 fiscal year, and are based on the closing price per share of Nextracker's Class A Common Stock on March 28, 2024, the last business day prior March 31, 2024, which was $56.27.

Name	Change in control and assumption of awards ($)	Change in control and no assumption of award ($)	Involuntary termination without cause or voluntary termination for good reason ($)	Retirement ($)	Death or disability ($)[1]
Daniel Shugar					
Vesting of Stock Options	8,638,627	16,483,231	—	—	9,927,565
Vesting of RSUs	411,559	13,691,054	—	—	5,548,503
Vesting of PSUs	—	15,524,218	—	—	7,033,412
Total	**9,050,185**	**45,698,502**	**—**	**—**	**22,509,481**
David Bennett					
Vesting of Stock Options	3,839,358	5,276,873	—	—	3,056,821
Vesting of RSUs	311,961	5,409,967	—	—	1,934,169
Vesting of PSUs	—	5,751,132	—	—	2,366,210
Total	**4,151,319**	**16,437,971**	**—**	**—**	**7,357,200**
Howard Wenger					
Vesting of Stock Options	4,607,275	10,027,194	—	—	6,112,404
Vesting of RSUs	—	7,524,481	—	—	3,251,618
Vesting of PSUs	—	8,911,086	—	—	4,168,876
Total	**4,607,275**	**26,462,761**	**—**	**—**	**13,532,898**
Bruce Ledesma					
Vesting of Stock Options	3,071,498	9,595,965	—	—	6,000,666
Vesting of RSUs	336,776	6,431,605	—	—	2,881,137
Vesting of PSUs	—	7,481,434	—	—	3,798,394
Total	**3,408,274**	**23,509,004**	**—**	**—**	**12,680,196**
Nicholas (Marco) Miller					
Vesting of Stock Options	2,303,638	5,315,914	—	—	3,256,165
Vesting of RSUs	108,545	3,988,024	—	—	1,703,349
Vesting of PSUs	—	4,623,031	—	—	2,195,205
Total	**2,412,182**	**13,926,968**	**—**	**—**	**7,154,719**

(1)   Pro-rata vesting to apply based on the period of service, relative to the applicable measurement period.

Stock Performance Graph

Our Class A Common Stock is listed on Nasdaq under the symbol "NXT". The transfer agent and registrar for shares of our Class A Common Stock is Computershare Trust Company, N.A. The stock performance graph below shows our cumulative return for the period from the completion of our initial public offering on April 1, 2023 until March 31, 2024, as compared to the Nasdaq Composite Index and the MAC Global Solar Energy Stock Index (https://macsolarindex.com/stocks-in-the-index). The performance chart assumes (1) $100 was invested at the opening price on April 1, 2023 in shares of Nextracker Inc. Class A Common Stock, along with $100 in each of the Nasdaq Composite Index and the MAC Global Solar Energy Stock Index and (2) all dividends are reinvested.



Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act, we are providing the information below to illustrate the relationship between the SEC-defined compensation actually paid ("CAP") and various measures used to gauge the Company's financial performance in conformance with Item 402(v) of Regulation S-K. The following table sets forth the compensation for our Principal Executive Officer (the "PEO") and the average compensation for our other NEOs, both as reported in the Summary Compensation Table and with certain adjustments to reflect the CAP to such individuals, as defined under SEC rules, for FY24 and FY23. The table also provides information on our cumulative TSR, the cumulative TSR of our Peer Group, Net Income and Revenue.

Year (a)	Summary Compensation Table Total for PEO[1] ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($) (e)	Value of Initial Fixed $100 Investment Based On:		Net Income[5] ($) (h)	Revenue[6][7] ($) (i)
					Total Stockholder Return[3] ($) (f)	Peer Group Total Stockholder Return[4] ($) (g)		
FY2024	20,725,590	22,608,078	8,207,944	9,103,237	185	97	496,215,000	2,499,841,000
FY2023	9,178,856	12,042,936	4,592,852	5,630,395	119	99	121,333,000	1,902,137,000

(1)   Compensation for our PEOs reflects the amounts reported in the "Summary Compensation Table" for the respective years. Our PEO in FY24 and FY23 was Daniel Shugar. Our non-PEO NEOs in FY24 and FY23 included the following: David Bennett, Howard Wenger, Bruce Ledesma and Nicholas (Marco) Miller.

(2)   CAP for the PEO and average CAP for our non-PEO NEOs in FY24 reflects the respective amounts set forth in columns (b) and (d), adjusted as follows in the table below, as determined in accordance with SEC rules. These dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO and our other NEOs during the applicable year. The amounts reflected in the table below for the year-over-year change in fair value of equity awards granted to our NEOs in FY24 and Flex equity awards granted to our NEOs in years prior to our IPO in FY23. For information regarding the decisions made by our C&P Committee regarding the PEO's and our other NEOs' compensation for FY23 following our IPO, see "Compensation Discussion & Analysis" beginning on page 46.

	PEO FY24 ($)	Non-PEOs FY24 ($)	PEO FY23 ($)	Non-PEOs FY23 ($)
Summary Compensation Table Total	20,725,590	8,207,944	9,178,856	4,592,852
Less Stock Award Value Reported in Summary Compensation Table for the Covered Year	(17,566,651)	(7,026,652)	(8,285,829)	(3,857,924)
Plus Fair Value for Awards Granted in the Covered Year	17,566,651	7,026,652	10,394,829	4,837,374
Change in Fair Value of Outstanding Unvested Flex Awards from Prior Years	(1,847)	(849)	844,098	311,080
Change in Fair Value of Flex Awards from Prior Years that Vested in the Covered Year	1,884,334	896,143	(89,018)	(252,987)
Less Fair Value of Awards Forfeited during the Covered Year	0	0	0	0
Plus Fair Value of Incremental Dividends or Earnings Paid on Stock Awards	0	0	0	0
Compensation Actually Paid	22,608,078	9,103,237	12,042,936	5,630,395

Fair values set forth in the table above are computed in accordance with FASB ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date or fair values of awards that were forfeited in the covered year, which are valued as of the last day of the year immediately preceding the covered year.

(3)   TSR is cumulative for the measurement periods beginning on the effective date of our IPO on February 9, 2023 and ending on each of March 31, 2023 and March 31, 2024, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The Peer Group for purposes of this table is the same as our Peer Group as determined under Item 201(e) of Regulation S-K and described in the section titled "Stock Performance Graph".

(4)   Data Source: S&P Capital IQ. Upon the spin-off from Flex, a thorough review of the benchmarking Peer Group was conducted in FY24. Based on that review, our Peer Group was updated to include the following companies: Array Technologies, Inc.; Dropbox, Inc.; EnerSys; Enphase Energy, Inc.; F5, Inc.; First Solar, Inc.; Fluence Energy, Inc.; Juniper Networks, Inc.; Keysight Technologies, Inc.; National Instruments Corporation; NetApp, Inc.; Okta, Inc.; Pure Storage, Inc.; Resideo Technologies, Inc.; Skyworks Solutions, Inc.; SolarEdge Technologies, Inc.; Sunnova Energy International Inc.; SunPower Corporation; Sunrun Inc. and Trimble Inc.

If no changes were made to the historical compensation benchmarking consisting of the following companies: Advanced Energy Industries, Inc.; Arcosa, Inc.; Array Technologies, Inc.; EnerSys; First Solar, Inc.; Generac Holdings Inc.; Gibraltar Industries, Inc.; Itron, Inc.; Littelfuse, Inc.; MKS Instruments, Inc.; Shoals Technologies Group, Inc.; SolarEdge Technologies, Inc.; SunPower Corporation; Sunrun Inc.; and Wolfspeed, Inc., the value of a $100 investment made on 2/9/2023 would be as follows:

Year End	Nextracker ($)	Historical Compensation Peer Group ($)
2024	185	81
2023	119	102

(5)   Reflects "Net Income" in the Company's Consolidated Statements of Income included in the Company's Annual Reports on Form 10-K for the fiscal years ended March 31, 2023 and March 31, 2024, respectively.

(6)   The following table sets forth an unranked list of the financial performance measures that we view as the "most important" measures for linking our NEOs' compensation to performance. For more information on the financial performance metrics that are listed below and how they are utilized in our compensation program, please see "Compensation Discussion and Analysis".

Performance Measures
Revenue*
Adjusted EBITDA*
Adjusted free cash flow*

*   "Adjusted EBITDA" and "adjusted free cash flow" are non-GAAP metrics. See Appendix A of this Proxy Statement for definitions of adjusted EBITDA (with respect to the adjusted EBITDA performance metric) and adjusted free cash flow (with respect to the adjusted free cash flow performance metric) and a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures.

From the above list of performance measures, we view Revenue as our most important financial performance measure used to link compensation actually paid to our PEOs and other NEOs to Company performance for FY24. Revenue is a key component of the Company's short- and long-term incentive programs, and is a performance measure over which our NEOs can have significant impact. In addition, Revenue is directly linked to the Company's long-term strategic growth plan and performance that drive stockholder value and is highly correlated with fluctuations in our stock price.

As for the other performance measures listed in the table above, adjusted EBITDA and adjusted free cash flow are equally weighted metrics in our long-term performance-based incentive compensation program for FY24, which was a key component of our NEOs' pay in FY24.

(7)   Represents the Revenue of the Company, as measured by the Company in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers.

Relationship Between Financial Measures and Compensation Actually Paid

The SEC's rules require that the pay versus performance disclosure include an unranked list of three to seven performance measures that the Company considers to be its most important measures used to align CAP to the NEOs to a company's performance. The table above represents the unranked list of the "most important" financial measures the Company used to align CAP to our NEOs for FY23 to the Company's performance.

For additional information regarding how the above listed performance measures were utilized as part of our executive compensation program in FY24, see "Compensation Discussion and Analysis".

Compensation Actually Paid Versus TSR Versus Peer Group TSR

The following graph shows how the amount of compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs compared with our cumulative TSR and the cumulative TSR of our peer group over the covered fiscal years.

CEO AND AVERAGE NEO CAP VERSUS NEXTRACKER TSR AND PEER GROUP TSR



For additional details regarding how TSR was utilized under our FY24 LTIP to link pay with performance, please refer to the Performance stock unit awards – FY24 description starting on page 55.

Compensation Actually Paid Versus Net Income

The following graph shows how the amount of compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs compared with our Net Income over the covered fiscal years.

CEO AND AVERAGE NEO CAP VERSUS NEXTRACKER NET INCOME



Compensation Actually Paid Versus Revenue

The following graph shows how the amount of compensation actually paid to our PEOs and the average amount of compensation actually paid to our other NEOs compared with our Revenue over the covered fiscal years.

CEO AND AVERAGE NEO CAP VERSUS NEXTRACKER REVENUE



For additional details regarding how Revenue was utilized under our FY24 compensation program to link pay with performance, please refer to the "Short-term Incentive Plan" description starting on page 53 and to the "Long-term incentive compensation" description on page 55.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K (collectively, the "Pay Ratio Rule"), we are providing information about the relationship of the total annual compensation of Mr. Shugar, our CEO, to the total annual compensation of our median employee. The Company believes that the pay ratio included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

As of March 31, 2024, our last completed fiscal year:

- We have estimated that the total annual compensation of our median employee (other than our CEO) was $62,379; and

- The total annual compensation of our CEO, as reported in the Summary Compensation Table, was $20,725,590.

Based on this information, for FY24, the ratio of the total annual compensation for Mr. Shugar, our CEO, to the total annual compensation of our median employee was 332 to 1.

Methodology for Identifying Our Median Employee

Employee Population

To identify the median of the annual total compensation of all of our employees (other than our CEO), we first identified our total employee population from which we determined our median employee. We determined that, as of March 31, 2024, our employee population consisted of approximately 1,109 full-time employees (of which approximately 44% were located in the United States and 56% were located in India and other international offices).

Determining our Median Employee

To identify our median employee from our employee population, we compared the amount of base salary of our employees as reflected in our employee records and converted to U.S. Dollars. In making this determination, we utilized the annualized compensation of our full-time employees, including those who were hired in FY24 (but did not work for us for the entire fiscal year) and permanent part-time employees (reflecting what they would have earned if they had worked the entire year at their part-time schedule). We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

Determination of Annual Total Compensation of our Median Employee and our CEO

Once we identified our median employee, we then calculated such employee's annual total compensation for FY24 by using the same methodology we used for purposes of determining the annual total compensation of our NEOs for FY24 as set forth in the Summary Compensation Table on page 64.

Our CEO's annual total compensation for FY24 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the Summary Compensation Table.

Please note that SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Director Compensation Program

Directors who are not our employees, and who are not employees or partners of TPG (together, the "Compensated Directors") are eligible to receive compensation for their service on our Board consisting of annual cash retainers. The non-employee directors who are employees of Nextracker, or employees or partners of TPG, will not receive compensation for their service as directors. Compensated Directors will receive the following annual retainers for their service on our Board. The retainers will be paid in four equal quarterly installments and prorated for any partial year of service on our Board:

Position	Retainer ($)
Chairperson	50,000
Board Member	65,000
Audit Committee:	
Chairperson	25,000
Committee Member	12,500
Compensation and People Committee:	
Chairperson	25,000
Committee Member	12,500
Nominating, Governance and Public Responsibility Committee:	
Chairperson	10,000
Committee Member	5,000

Our Compensated Directors will receive (at the discretion of our Board) an annual grant of RSUs with an aggregate grant date value of $150,000 (with an additional grant of RSUs having an aggregate grant date value of $50,000 made to the chairperson of our Board), subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. These RSUs will be granted on the business day immediately following each annual meeting of our stockholders. These RSUs are expected to vest on the one-year anniversary of the date of grant (or, if earlier, on the business day immediately preceding the next annual meeting of our stockholders), subject to continued service.

The grants described above will be prorated for Compensated Directors with respect to their service that commences prior to the expected date of our annual meeting of stockholders.

Our directors will be reimbursed for reasonable out-of-pocket costs and expenses incurred in attending meetings of our Board or any committee thereof, as well as for any fees incurred in attending continuing education courses of up to $10,000 per director in any fiscal year. Our directors are entitled to the protection provided by the indemnification provisions in our amended and restated certificate of incorporation. We have also entered into customary indemnification agreements with each of our directors. Our Board may revise the compensation arrangements for our directors from time to time.

In connection with their services during FY24, each of Charles Boynton, Willy Shih, William Watkins, Brandi Thomas and Julie Blunden received awards of RSUs. The number of such RSUs granted for each of Messrs. Boynton, Shih and Watkins and Mses. Thomas and Blunden total 3,551, 3,551, 4,734, 3,551 and 2,289, respectively. These RSUs each vest on the business day immediately preceding our annual meeting of stockholders, subject to continued service. The number of RSUs granted to Ms. Blunden were prorated based on her appointment date. Mr. Boynton served as a member of our Board through March 15, 2024 and his RSU awards were prorated based on his service through that date.

Director and Executive Stock Ownership Guidelines

We have adopted robust stock ownership guidelines for our directors and executive officers in order to further align our directors' and executive officers' interests with those of our stockholders. Within five years of becoming subject to the guidelines, our non-employee directors are expected to hold Nextracker stock valued at not less than five times their total annual cash retainer for Board and committee service. Within five years of becoming subject to the guidelines, our executive officers are expected to hold Nextracker stock valued at not less than five times annual base salary for our CEO, and two times annual base salary for our Chief Financial Officer, our President, our President, Strategy and Administration and our Chief Operating Officer. Stock ownership for purposes of the stock ownership guidelines include the following: (i) shares of stock owned directly, (ii) unvested restricted stock and unvested RSUs that are stock-settled and only subject to time-based vesting, (iii) shares held in retirement and savings accounts and (iv) deferred shares. Stock ownership will not include shares underlying unvested stock options (whether vested or unvested) and unearned performance shares or unearned PSUs.

Director Summary Compensation in FY24

The following table sets forth the FY24 compensation for our Compensated Directors.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)	Total ($)
Julie Blunden	22,500	107,261	—	129,761
Charles Boynton	107,500	79,223	—	186,723
Brandi Thomas	78,661	211,233	—	289,894
Willy Shih	106,250	150,000	—	256,250
William (Bill) Watkins	130,000	200,000	—	330,000

(1) Mr. Boynton served as a member of our Board of Directors through March 15, 2024 and his RSU awards were prorated based on his service through that date. Ms. Blunden joined our Board of Directors on January 2, 2024. Mr. Guldner joined our Board in June 2024 and did not receive any director compensation during FY24.

(2) This column represents the amount of cash compensation earned in FY24 for service on our Board and committee service. Such amounts were prorated for each of Ms. Blunden and Ms. Thomas based on her respective start date. Ms. Thomas was appointed chairperson of the Audit Committee on March 15, 2024 and received a prorated portion of cash fees for such service.

(3) This column represents the grant date fair value of RSU awards granted in FY24 in accordance with FASB ASC Topic 718. The grant date fair value of RSU awards reflects the grant date fair value as determined on the date of grant, the grant date of such awards, in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the RSU awards, see Note 7 in the notes to our consolidated financial statements, "Stock-based compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024. As of March 31, 2024, the number of non-employee director unvested RSUs held by each of Messrs. Boynton, Shih and Watkins and Mmes. Blunden and Thomas was 1,876, 3,551, 4,734, 2,289 and 3,551, respectively.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding the beneficial ownership of our Class A common stock and Class B common stock as of June 1, 2024 by:

- each person or group who is known by us to beneficially own 5% or more of our outstanding shares of our Class A common stock or our Class B common stock (including any securities convertible or exchangeable within 60 days into Class A common stock or Class B common stock, as applicable);

- each of our current NEOs and directors individually; and

- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power as well as any shares that the person or entity has the right to acquire within 60 days of June 1, 2024, through the exercise or vesting of any option, warrant or other right. In computing the percentage beneficial ownership of a person, Class A common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or vesting or exercisable or vesting within 60 days of June 1, 2024 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that he, she or it beneficially owns, subject to applicable community property laws.

Name and address of beneficial owner	Class A common stock beneficially owned (on a fully exchanged and converted basis)[1]		Class B common stock beneficially owned[1]		Percent of Total Voting Power
	Number	Percentage	Number	Percentage	
Five Percent Holders					
FMR LLC[2]	15,897,777	10.95%	—	—%	10.95%
Vanguard[3]	12,171,594	8.39%	—	—%	8.39%
BlackRock Institutional Trust Company[4]	9,908,409	6.83%	—	—%	6.83%
PrimeCap Management Company[5]	8,217,513	5.66%	—	—%	5.66%
Directors and Named Executive Officers					
Daniel Shugar[6]	174,128	*%	—	—%	*%
Howard Wenger[7]	46,404	*%	—	—%	*%
Willy Shih[8]	42,541	*%	—	—%	—%
Nicholas (Marco) Miller[9]	35,947	*%	—	—%	*%
David Bennett[10]	35,506	*%	—	—%	*%
Bruce Ledesma[11]	32,631	*%	—	—%	*%
William Watkins[12]	22,427	*%	—	—%	*%
Charles Boynton[13]	3,571	*%	—	—%	*%
Brandi Thomas[8]	1,621	*%	—	—%	*%
Julie Blunden[14]	—	—%	—	—%	—%
Jonathan Coslet	—	—%	—	—%	—%
Jeffrey Guldner[15]	—	—%	—	—%	—%
Steven Mandel	—	—%	—	—%	—%
All directors and executive officers as a group (14 persons)	394,776	*%	—	—%	*%

* Indicates beneficial ownership of less than 1% of the outstanding shares of our Class A common stock.

(1) Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. Each LLC Common Unit (as defined below) and share of Class B common stock is exchangeable into a share of Class A common stock.

(2) Based on information reported by FMR LLC on Schedule 13G filed with the SEC on March 11, 2024. Of the shares of Class A common stock beneficially owned, FMR LLC reported that, as of February 29, 2024, it has sole dispositive power with respect to all of the shares and sole voting power with respect to 15,897,777 shares. Abigail P. Johnson, Director, Chairman and Chief Executive Officer of FMR LLC, and members of the Johnson family, through their ownership of voting common shares and the execution of a shareholders' voting agreement with respect to FMR LLC, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC listed its address as 245 Summer Street, Boston, MA 02210.

(3) Based on information reported by The Vanguard Group on Schedule 13F-HR filed with the SEC in April 2024.

(4) Based on information reported by BlackRock Institutional Trust Company, N.A. on Schedule 13F-HR filed with the SEC on May 10, 2024.

(5) Based on information reported by PrimeCap Management Company on Schedule 13F-HR filed with the SEC on May 14, 2024.

(6) Consists of (i) 50,188 shares of Class A common stock underlying RSUs held by Mr. Shugar that are releasable within 60 days of June 1, 2024; and (ii) 123,940 shares of Class A common stock held of record by Mr. Shugar and his wife, as trustees of the Kathleen and Daniel Shugar Family Trust, dated May 10, 2007. Mr. Shugar has shared voting power and shared dispositive power with respect to the shares held of record by Mr. Shugar and his wife, as trustees of the Kathleen and Daniel Shugar Family Trust, dated May 10, 2007.

(7) Consists of 22,866 shares of Class A common stock underlying RSUs held by Mr. Wenger that are releasable within 60 days of June 1, 2024.

(8) Does not include 3,551 shares underlying RSUs that vest on the business day immediately preceding the date of the Annual Meeting.

(9) Consists of 13,362 shares of Class A common stock underlying RSUs held by Mr. Miller that are releasable within 60 days of June 1, 2024.

(10) Consists of 19,054 shares of Class A common stock underlying RSUs held by Mr. Bennett that are releasable within 60 days of June 1, 2024.

(11) Consists of 21,229 shares of Class A common stock underlying RSUs held by Mr. Ledesma that are releasable within 60 days of June 1, 2024.

(12) Does not include 4,734 shares underlying RSUs that vest on the business day immediately preceding the date of the Annual Meeting.

(13) Does not include 1,887 shares underlying RSUs that vest on the business day immediately preceding the date of the Annual Meeting.

(14) Does not include 2,289 shares underlying RSUs that vest on the business day immediately preceding the date of the Annual Meeting.

(15) Does not include 446 shares underlying RSUs that vest on the business day immediately preceding the date of the Annual Meeting.

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act of 1934 requires Nextracker's directors, executive officers and any persons who own more than 10% of Nextracker's Class A common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by SEC regulations to furnish Nextracker with copies of all Section 16(a) forms that they file.

To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required, during the fiscal year ended March 31, 2024 we believe that our directors, officers and persons who beneficially own more than 10% of Nextracker's Class A common stock timely filed all reports required under Section 16(a), except that, due to an administrative error, (i) one form 4 for Mr. Boynton was filed late to report the settlement of RSUs and (ii) one form 4 for Mr. Shugar was amended to correct an incorrectly reported number of shares received by Mr. Shugar in connection with Nextracker's spin-off from Flex in January 2024.

Certain Relationships and Related Party Transactions

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year or currently proposed, to which we were a party or will be a party, in which:

- the amounts involved exceed $120,000; and

- any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled "Compensation Discussion and Analysis." The following discussion reflects our relationships and related party transactions; some of these transactions were entered into prior to adoption of our related party transaction policy, and as such, were not subject to the approval and review procedures set forth in the current policy but were nonetheless subject to the approval and review procedures in effect at the applicable times.

Agreements with Flex and TPG

The following are summaries of certain provisions of certain of our agreements with Flex and TPG, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) are included as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31, 2024 and are available electronically on the website of the SEC at www.sec.gov.

On January 2, 2024, Flex closed the spin-off of all of its remaining interests in Nextracker to Flex stockholders. As a result of the Spin Transactions (as defined below), Flex no longer directly or indirectly holds a financial interest in the Company and was no longer considered a related party subsequent to January 2, 2024.

In connection with our IPO, which occurred in February 2023, we entered into a Separation Agreement with Flex (the "Separation Agreement"). We also entered into various other agreements to effect the separation and provide a framework for our relationship with Flex after the separation, including a transition services agreement, an employee matters agreement and a registration rights agreement. These agreements provide for the allocation between us and Flex of Flex's employees, liabilities and obligations attributable to periods prior to, at and after our separation from Flex and govern certain relationships between us and Flex.

The Separation Agreement and Merger Agreement

We and Nextracker LLC (the "LLC") entered into the Separation Agreement with Flex on February 1, 2022, which was amended and restated on February 8, 2023. The Separation Agreement sets forth our agreements with Flex regarding the principal actions to be taken in connection with the separation. It also sets forth other agreements that govern certain aspects of our relationship with Flex following the separation and the IPO. At the time the Separation Agreement was amended and restated, Flex owned 61.17% of our outstanding common stock.

The Separation Agreement provided that Flex may, in its sole discretion, determine: (i) whether to proceed with all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (as applicable, a "Distribution or Other Disposition"), whether directly or through a distribution or disposition of the stock of Yuma, Inc. ("Yuma"), which directly or indirectly holds Flex's beneficial interest in the LLC; and (ii) all terms of the Distribution or Other Disposition, as applicable, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution or Other Disposition and the timing of and conditions to the consummation of the Distribution or Other Disposition.

In addition to our obligations with respect to any Distribution or Other Disposition, the Separation Agreement provided Flex with the right, exercisable at any time, to require us, following any dividend or distribution of the equity of Yuma to the holders of ordinary Flex shares, to, at Flex's option, effect a merger of Yuma with a wholly owned subsidiary of ours, with Yuma surviving as a wholly owned subsidiary of ours in a tax-free transaction under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Prior to the IPO, and in connection with the Separation Agreement and a potential Distribution or Other Disposition, we, Flex, Yuma and a wholly owned subsidiary of Nextracker ("Merger Sub"), entered into a merger agreement (the "Merger Agreement"), pursuant to which, among other matters, Flex had the right to effect a merger of Yuma with Merger Sub, with Yuma surviving such merger as our wholly owned subsidiary, in a transaction intended to qualify for tax-free treatment under Section 368(a) of the Code.

Prior to the IPO, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger (as defined below). As a result, our stockholders had no further right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders have no right to appraisal under Section 262 of the Delaware General Corporation Law ("DGCL") or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

On October 25, 2023, Flex announced its plan to effect a spin-off of all of its remaining interests in Nextracker pursuant to the terms of the Merger Agreement, which was effected through the following transactions (together, the "Spin Transactions"): (i) a court-approved capital reduction of Flex carried out pursuant to Section 78G of the Singapore Companies Act (the "Capital Reduction"), (ii) a distribution of all the shares of the common stock, par value $0.001, of Yuma (the "Yuma Common Stock"), which is a wholly-owned subsidiary of Flex that, directly or indirectly, held all of Flex's remaining interest in Nextracker, by way of a distribution in specie to Flex shareholders (the "Spin Distribution"), (iii) the merger of Yuma with and into Yuma Acquisition Corp., with Yuma surviving the merger as a wholly-owned subsidiary of Nextracker (the "Merger") and pursuant to which each share of Yuma Common Stock outstanding immediately prior to the Merger automatically converted into the right to receive a number of shares of our Class A common stock based on the Exchange Ratio (as defined below) (with cash payments to holders of shares of Yuma Common Stock in lieu of any fractional shares of our Class A common stock in accordance with the terms of the Merger Agreement) pursuant to an exchange agreement between Nextracker, the LLC, Yuma, Yuma Subsidiary, Inc. ("Yuma Sub") and TPG (the "Exchange Agreement"), and (iv) the merger of Yuma with and into a wholly-owned limited liability company subsidiary of Nextracker, with such limited liability company surviving the merger as a wholly-owned subsidiary of Nextracker, undertaken shortly following the completion of the Merger. The "Exchange Ratio" was equal to the quotient of (i) 74,432,619, which is the number of shares of Class A Common Stock held by Yuma and Yuma Sub (assuming the exchange by Yuma and Yuma Sub of all the common

units of Nextracker LLC, together with a corresponding number of shares of Class B common stock of Nextracker held by Yuma and Yuma Sub, for shares of Class A common stock) divided by (ii) the number of issued and outstanding shares of Yuma Common Stock immediately prior to the effective time of the Merger.

On January 2, 2024, Flex closed the Spin Transactions. Prior to the closing of the Spin Transactions, Flex held 100% of the shares of Yuma Common Stock, and Yuma held, directly and indirectly through its wholly-owned subsidiary, Yuma Sub, 74,432,619 shares of Nextracker's Class B common stock representing approximately 51.48% of the total outstanding shares of Nextracker's common stock, based on the number of shares of Nextracker's common stock outstanding as of December 29, 2023 and (ii) 74,432,619 of the common units of Nextracker LLC, representing approximately 51.48% of the economic interest in the business of Nextracker.

Tax Matters Agreement

The Separation Agreement provided that if Flex undertook a spin-off transaction (such as occurred in connection with the Spin Transactions), Flex, Yuma and Nextracker would enter into a tax matters agreement (the "Tax Matters Agreement") which would govern the rights, responsibilities and obligations of Flex, Yuma and Nextracker with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off transaction), tax attributes, tax returns, tax contests and certain other tax matters. Immediately prior to the Spin Distribution, in January 2024, we, Flex and Yuma entered into the Tax Matters Agreement.

Under the Tax Matters Agreement, Yuma is liable for any taxes that are reportable on returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods whether before or after the completion of the IPO. Yuma is also liable for any taxes that are attributable to the Nextracker business, as reasonably determined by Flex, that are reportable on returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, for any taxable period (or portion thereof) beginning after the date of the Spin Transactions. Notwithstanding the foregoing, Yuma and Flex are each liable for 50% of certain transfer taxes attributable to the Spin Transactions (including the Spin Distribution and the Merger). Yuma and Flex are each be entitled to any tax refund in respect of taxes for which it is liable under the Tax Matters Agreement.

The Tax Matters Agreement provides that Yuma is responsible for preparing and filing all tax returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods whether before or after the completion of the Spin Transactions. Flex is responsible for preparing and filing (i) all tax returns that include only Flex and/or its subsidiaries (but not Yuma or any of its subsidiaries), and (ii) all tax returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, in each case, for all tax periods whether before or after the completion of the Spin Transactions. The Tax Matters Agreement confers certain other rights and obligations upon Yuma and Flex with respect to tax returns, such as (i) the right to review a tax return prepared by one party that would reasonably be expected to materially adversely affect the tax position of the other party and (ii) the obligation to cooperate with one another with respect to the preparation and filing of tax returns.

In the event that either Yuma or Flex receives a written communication with respect to a pending or threatened tax contest (such as a dispute with the Internal Revenue Service ("IRS") or another tax authority) for which the other party may be liable pursuant to the tax matters agreement, the party in receipt of such communication must notify the other party of such tax contest. If the tax contest relates to a tax return that includes only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries), then Yuma will have sole control over such tax contest. If the tax contest relates to a tax return that includes Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, then Flex will have sole control over such tax contest.

Yuma generally will be responsible for specified taxes and related amounts imposed on Flex or Yuma (or their respective subsidiaries) that arise from the failure of the Spin Transactions (including the Spin Distribution and the Merger) to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Such taxes and related amounts could be material and the Tax Matters Agreement will generally require Yuma (on behalf of itself or Nextracker, as applicable) to bear such taxes and related amounts to the extent that the failure to so qualify is attributable to, among other things, (i) a breach of the relevant representations and covenants made by Yuma or Nextracker in the Tax Matters Agreement or any representation letter provided in support of any

tax opinion or IRS ruling obtained by Flex with respect to the U.S. federal income tax treatment of such spin-off or (ii) certain actions or failures to act by Yuma or Nextracker (or their respective subsidiaries) that result in the Spin Transactions failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Because Yuma merged with a wholly owned subsidiary of Nextracker, the obligations of Yuma under the Tax Matters Agreement became direct or indirect obligations of Nextracker and this may adversely affect our business, result of operations, financial condition and prospects.

Flex and Yuma also agreed to make a protective election under Section 336(e) of the Code with respect to the Spin Transactions and take necessary actions to effect such election. The parties to the Tax Matters Agreement agreed to negotiate in good faith the terms of a tax receivable agreement that are substantially similar to the tax receivable agreement that we entered into in connection with our IPO (the "Tax Receivable Agreement") to govern the calculation and making of such payments, provided that any such tax savings resulting from the election under Section 336(e) of the Code will be treated as the last items claimed for the taxable year.

To preserve the tax-free treatment of the Spin Transactions, the Tax Matters Agreement, among other restrictions, restricts Yuma and Nextracker (and their respective subsidiaries), for the two-year period following the Spin Transactions, except in specific circumstances, from: (i) entering into any transaction pursuant to which Yuma or Nextracker stock would be acquired (with certain exceptions), (ii) merging, consolidating or liquidating either Yuma or Nextracker, other than through the Merger, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of Yuma or Nextracker stock, (vi) taking or failing to take any other action that would reasonably be expected to result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code, (vii) ceasing to engage in any active trade or business as defined in the Code, or (viii) facilitating or otherwise participating in any acquisition of Nextracker stock that would result in a stockholder owning directly or indirectly 5% or more of outstanding Nextracker stock (by voting power or value). These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

Transition Services Agreement

We and the LLC entered into a transition services agreement with Flextronics International USA, Inc. ("FIUI") on February 1, 2022 (the "Transition Services Agreement"), pursuant to which FIUI and its subsidiaries agreed to provide us and our subsidiaries with various services. The charges for transition services are generally calculated to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the service.

The Transition Services Agreement terminates on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, including in the event of an uncured material breach by the other party. Pursuant to an amendment to the Transition Services Agreement effective January 2, 2024, the term for the services continues through June 30, 2024. We can generally terminate any individual service prior to the scheduled expiration date, subject to a minimum notice period of 30 days.

General Business Agreement

We and an affiliate of Flex (the "Flex affiliate") are parties to a general business agreement (the "General Business Agreement") which governs the terms and conditions for the Flex affiliate's services to us in procuring components, parts, raw materials and subassemblies, and manufacturing, assembling, and testing products pursuant to mutually agreed upon written specifications between us and the Flex affiliate.

The General Business Agreement formalized our historical business practices related to the purchases of certain components and services from Flex affiliates. The General Business Agreement is renewable automatically for successive one-year periods, unless a party provides written notice to the other party that such party does not intend to renew the agreement at least 180 days prior to the end of any term.

The 2023 Follow-On Offering

In June 2023, we entered into a common unit purchase agreement with Flex and TPG, which each elected to sell a portion of their LLC common units to us. Pursuant to that agreement, we conducted an underwritten public offering and used the proceeds from our issuance of 15,631,562 shares of our Class A common stock to purchase 15,631,562 common units of the LLC from Flex and TPG. We purchased the units at a price per unit equal to $35.31, which was the public offering price of the Class A common stock, less the underwriting discount. TPG also participated directly in the underwritten public offering and sold 2,518,438 shares of our Class A common stock at a price per share of $35.31, which was the public offering price of the Class A common stock, less the underwriting discount. Simultaneously, 14,025,000 and 1,606,562 shares of Class B common stock were surrendered by Flex and TPG, respectively, and cancelled. As a result of this transaction, Flex's and TPG's ownership of our outstanding common stock decreased from 61.17% to 51.47% and 17.30% to 14.45%, respectively as of the closing of the offering.

Exchange Agreement

We, the LLC, Yuma, Yuma Sub and TPG entered into the Exchange Agreement substantially concurrently with the consummation of the IPO under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange LLC common units (together with a corresponding number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis, or, in the alternative, we may elect to exchange such LLC common units (together with a corresponding number of shares of Class B common stock) for cash equal to the product of (i) the number of LLC common units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which was initially one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, reverse splits, stock dividends, reclassifications and other similar transactions. However, in the event of an exchange request by an exchanging holder, Nextracker may at its option effect a direct exchange of shares of Class A common stock for LLC common units and shares of Class B common stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC.

The Exchange Agreement also provides that as a general matter Yuma, Yuma Sub and TPG (or any such permitted transferee thereof) do not have the right to exchange LLC common units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which such owner may be subject, including the Third Amended and Restated Limited Liability Agreement of Nextracker LLC (the "LLC Agreement"). We may also prevent an exchange or add or modify exchange procedures if we or the LLC, in consultation with our respective tax advisor, reasonably determine that absent such action it is likely that the LLC would be treated as a "publicly traded partnership" for U.S. federal income tax purposes provided that we and the LLC shall first consult in good faith with the party exchanging LLC common units in order to attempt to ameliorate the cause of such risk. We or the LLC, however, are not permitted to prevent an exchange or add or modify exchange procedures if the party exchanging LLC common units obtains an opinion, in form and substance reasonably satisfactory to us and the LLC, from a nationally recognized tax advisor that absent such action the LLC should not be treated as a "publicly traded partnership" for U.S. federal income tax purposes. As a holder exchanges LLC common units and Class B common stock for shares of Class A common stock, the number of LLC common units held by Nextracker will correspondingly increase as the LLC issues new LLC common units to Nextracker simultaneously with Nextracker's delivery of Class A common stock to the exchanging holder.

On February 5, 2024, we issued 4,284,166 shares of Class A common stock to TPG Rise in exchange for its paired interests of LLC common units and shares of Class B common stock pursuant to the Exchange Agreement.

Registration Rights Agreement

In February 2023, we entered into a registration rights agreement with Yuma, Yuma Sub and TPG (together with their permitted transferees, the "selling stockholders") pursuant to which we granted the selling stockholders certain registration rights with respect to any of our Class A common stock owned by them (including upon exchange of LLC common units and shares of Class B common stock held by them).

Demand and Shelf Registration

The selling stockholders are able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by the selling stockholders, subject to limitations on minimum offering size and certain other limited exceptions. We are not required to honor any of these demand registrations if we have effected a registration within the preceding 75 days. The selling stockholders will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Additionally, the selling stockholders are entitled to shelf registration rights whereby the selling stockholders may request that we file a shelf registration statement and have such shelf registration statement declared effective to register the sale of all or a portion of such selling stockholder's registrable securities.

Piggy-back Registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our Class A common stock, the selling stockholders will have the right to include their shares of our Class A common stock in that offering subject to certain exceptions, including underwriter cutback provisions.

Registration Expenses and Procedures

We will be generally responsible for all expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. The selling stockholders are responsible for any applicable underwriting discounts, commissions or fees, and any stock transfer taxes and fees and expenses of any persons retained by them. The registration rights are subject to customary restrictions and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter.

Indemnification

Generally, the agreement contains indemnification and contribution provisions by us for the benefit of selling stockholders and their affiliates and, in limited situations, by each selling stockholder for the benefit of us and our controlled affiliates with respect to the information provided by such selling stockholder included in any registration statement, prospectus or related document.

Transfer

If a selling stockholder transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to such transferees, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement held or beneficially owned by selling stockholders and their permitted transferees until:

- such shares have been sold pursuant to an effective registration statement under the Securities Act;

- such shares have been sold pursuant to Rule 144 or Rule 145 under the Securities Act;

- such selling stockholder and its affiliates hold or beneficially own less than 1% of the then issued and outstanding shares of Class A common stock and such shares may be sold pursuant to Rule 144 under the Securities Act without being subject to the manner of sale and volume limitations in such rule;

- such shares cease to be outstanding; or

- such shares have been otherwise transferred, do not bear a legend restricting transfer and may be publicly resold without registration under the Securities Act and without being subject to any volume limitations or manner of sale restrictions under Rule 144.

Executive Officer and Director Compensation Arrangements

See "Compensation Discussion and Analysis" for information regarding compensation arrangements with our executive officers and directors, which include, among other things, employment, termination of employment and change in control arrangements, stock awards, stock options and certain other benefits.

Director and Executive Officer Indemnification

Our amended and restated certificate of incorporation provides for indemnification for directors and certain officers to the fullest extent permitted by law. We previously entered into indemnification agreements with each director and executive officer and certain other officers. Such agreements provide, among other things, our officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted by law, including to the extent they serve at our request as directors, officers, employees or other agents at another corporation or enterprise, as the case may be, to the fullest extent permitted by law.

Policies and Procedures for Related Party Transactions

Our Board has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A "related person transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- any person who is or was since the beginning of the last fiscal year for which the Company has filed an Annual Report on Form 10-K and proxy statement an executive officer or director of the Company or a nominee for director of the Company;

- a beneficial owner of 5% or more of any class of voting securities of the Company; or

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any actual or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our Audit Committee charter, our Audit Committee has the responsibility to review related person transactions.

Householding of Proxy Materials; Availability of Annual Report

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Proxy Availability Notice or other proxy materials with respect to two or more stockholders sharing the same address by delivering a single Proxy Availability Notice or other proxy materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Proxy Availability Notice or proxy materials will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Availability Notice or proxy materials, please notify your broker, bank or other institution where you hold your shares. Stockholders who currently receive multiple copies of the Proxy Availability Notice or proxy materials at their address and would like to request householding of their communications should contact their broker, bank or other institution where they hold their shares. In addition, we will promptly deliver, upon written or oral request to our Investor Relations at 6200 Paseo Padre Parkway, Fremont, California 94555, by email: investor@nextracker.com, or by telephone: (510) 270-2500, a separate copy of the Proxy Availability Notice or proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered.

A copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2024 is available without charge upon written request to Investor Relations, Nextracker Inc., 6200 Paseo Padre Parkway, Fremont, California 94555 or by accessing a copy on our website at https://investors.nextracker.com/financials/sec-filings/default.aspx in the Investors section under "SEC Filings." Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote the shares for which you grant your proxy on those matters in accordance with their best judgment.

Appendix A:
Non-GAAP Financial Measures

This Proxy Statement includes the following non-GAAP financial measures, which should be viewed as an addition to, and not a substitute for or superior to, financial measures calculated in accordance with GAAP.

Measures

This Proxy Statement contains information regarding financial measures that are not calculated in accordance with GAAP, including adjusted EBITDA and adjusted free cash flow. We believe that these non-GAAP financial measures are appropriate to enhance an overall understanding of our FY24 performance in relation to the principal elements of our annual executive compensation program considered by the C&P Committee, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

We define adjusted EBITDA as net income (loss) plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, (v) stock-based compensation expense, (vi) various non-recurring tax adjustments and (vii) certain nonrecurring legal costs and other discrete events as applicable. For FY24, we also omit the benefits from the recognition of the Advanced Manufacturing Tax Credits that reduced cost of sales (as further described in Note 2 in the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024) from adjusted EBITDA. We define adjusted free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment plus proceeds from the disposition of property and equipment, and other financing.

However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Among other limitations, adjusted EBITDA and adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate adjusted EBITDA and adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of adjusted EBITDA and adjusted free cash flow below and not rely on any single financial measure to evaluate our business.

The following tables provide a reconciliation of adjusted EBITDA to net income and adjusted free cash flow to net cash provided by operating activities for each period presented. The non-GAAP measures presented in these tables are inclusive of redeemable non-controlling interests and non-controlling interests.

	Fiscal year ended March 31,		
	2024	2023	2022
	(In thousands)		
Reconciliation of GAAP to Non-GAAP Financial Measures:			
GAAP Net income	$ 496,215	$121,333	$50,913
Interest, net	2,124	1,833	34
Provision for income taxes	111,782	47,750	14,195
Depreciation expense	4,088	3,419	2,681
Intangible amortization	275	1,207	8,465
Stock-based compensation expense	56,783	31,994	3,048
Legal costs and other[1]	—	1,441	12,943
Advanced manufacturing tax credit vendor rebate[2]	(121,405)	—	—
Other tax related income, net	(28,397)	—	—
Adjusted EBITDA	$ 521,465	$208,977	$92,279

	Fiscal year ended March 31,
	2024
	(In thousands)
Net Cash Provided by Operating Activities	$428,973
Purchase of property and equipment	(6,160)
Proceeds from disposition of property and equipment	—
Other financing	3,750
Adjusted Free Cash Flow	$426,563

(1) Represents additional charges incurred in relation to a litigation matter. The net settlement and direct legal costs in aggregate are excluded from our non-GAAP net income. Based on historical experience we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies.

(2) Vendor credits as previously defined under the section "Inflation Reduction Act of 2022 Vendor Rebates." We believe that the assessment of our operations excluding the benefit from the vendor credits provides a more consistent comparison of our performance given the cumulative nature of the amount recorded in the fiscal year. These vendor rebates were not taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies.

Appendix B:
Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan

(As Amended and Restated, Effective as of June 14, 2024)

Article 1. Purposes of the Plan.

The purposes of the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (the "Plan") are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants, to give recognition to the contributions made or to be made by Outside Directors to the success of the Company and to promote the success of the Company's business by linking the personal interests of Employees, Directors and Consultants to those of the Company's stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company's stockholders. The Plan was previously adopted effective February 1, 2022, and was amended and restated thereafter, effective April 6, 2022, as the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan (the "First Restatement"), and the First Restatement was amended pursuant to the First Amendment to the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan, effective January 30, 2023 (the "First Amendment"), in each case by Nextracker LLC, but in connection with the IPO, the Plan, as modified by the First Restatement and the First Amendment (collectively, the "Prior Plan"), was assumed by Nextracker Inc. and amended and restated in the form of the Plan. On June 14, 2024, the Plan was further amended and restated to increase the number of shares of Common Stock authorized for issuance pursuant to Awards under the Plan by an additional 11,100,000 shares of Common Stock, subject to stockholder approval.

Article 2. Definitions.

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronouns shall include the plural where the context so indicates.

2.1 "Affiliate" means any corporation or other entity which is, directly or indirectly through one (1) or more intermediary entities controlled by, or under common control with, the Company; provided, that the term "Affiliate" shall not include any Parent in connection with determining the eligibility of any Employee, Director and Consultant to receive grants of Awards under the Plan.

2.2 "Award" means an award of an Option, SAR, Performance Stock, Performance Stock Unit, Restricted Stock Unit, or any other right or benefit, including any other Stock-Based Award under Article 7, granted to a Participant pursuant to the Plan.

2.3 "Award Agreement" means any written agreement, contract, or other instrument or document evidencing the terms and conditions of an Award, including through electronic medium.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Change of Control" shall mean (a) for awards granted prior to the Effective Date, the meaning ascribed to such term in the LLC Agreement and (b) for awards granted on or after the Effective Date, the occurrence of any of the following events:

(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any one (1)-year period, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than any one (1) or more Directors designated by any person who shall have entered into an agreement with the Company in connection with any transaction described in Section 2.5(a) or Section 2.5(c) hereof) whose election or appointment by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the Directors then still in office who either were Directors at the beginning of the one (1)-year period (other than vacant seats) or whose election or appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board pursuant to a transaction or other mechanism outside of the normal election process of Directors under the applicable law and/or the Company's corporate governance policies; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one (1) or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) All or substantially all of the individuals and entities who were the beneficial owners of the outstanding voting securities of the Company immediately prior to such transaction beneficially own, directly or indirectly, less than fifty percent (50%) of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

A transaction shall not constitute a Change of Control or other consolidating event if effected for the purpose of changing the place of incorporation or form of organization of the ultimate parent entity (including where the Company is succeeded by an issuer incorporated under the laws of another state, country or foreign government for such purpose and whether or not the Company remains in existence following such transaction) where all or substantially all of the persons or group that beneficially own all or substantially all of the combined voting power of the Company's voting securities immediately prior to the transaction beneficially own all or substantially all of the combined voting power of the Company in substantially the same proportions of their ownership after the transaction. The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change of Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change of Control and any incidental matters relating thereto.

2.6 "Code" means the U.S. Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the Compensation Committee of the Board, or such other committee appointed by the Board to administer the Plan. If the Committee does not exist or cannot function for any reason, the Board may take any action under this Plan that would otherwise be the responsibility of the Committee, except as otherwise provided in this Plan.

2.8 "Common Stock" means the Class A common stock of the Company.

2.9 "Company" means Nextracker Inc., a Delaware corporation, or any successor thereto.

2.10 "Consultant" means an individual consultant or independent contractor who provides services to the Company or any Parent, Subsidiary or Affiliate; provided, that a Consultant to any Parent shall not be eligible to receive grants of Awards under the Plan solely in his or her capacity as such at the time of grant.

2.11 "Director" means a member of the Board, or as applicable, a member of the board of directors of a Parent, Subsidiary or Affiliate; provided, that a Director of any Parent shall not be eligible to receive grants of Awards under the Plan solely in his or her capacity as such at the time of grant.

2.12 "Disability" means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determined physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant shall not be considered to have incurred a Disability unless he or she furnishes proof of such impairment, such as a treating physician's written certification, sufficient to satisfy the Committee in its discretion. Notwithstanding the foregoing, for purposes of Incentive Stock Options granted under the Plan, "Disability" means that the Participant is disabled within the meaning of Section 22(e)(3) of the Code.

2.13 "Effective Date" shall have the meaning set forth in Section 11.1 hereof.

2.14 "Eligible Individual" means any person who is an Employee, Director or Consultant, as determined by the Committee, and otherwise eligible to receive grants of Awards under the Plan.

2.15 "Employee" means a full time or part time employee of the Company or any Parent, Subsidiary or Affiliate, including an officer or Director, who is treated as an employee in the personnel records of the Company or any Parent, Subsidiary or Affiliate for the relevant period, but shall exclude individuals who are classified by the Company or any Parent, Subsidiary or Affiliate as (a) leased from or otherwise employed by a third party, (b) independent contractors or (c) intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise; provided, that an Employee of any Parent shall not be eligible to receive grants of Awards under the Plan solely in his or her capacity as such at the time of grant. An Employee shall not cease to be a Participant in the case of (i) any vacation or sick time or otherwise approved paid time off in accordance with the Company or a Parent, Subsidiary or Affiliate's policy or (ii) transfers between locations of the Company or between the Company and/or any Parent, Subsidiary or Affiliate. Neither services as a Director nor payment of a director's fee by the Company or Parent, Subsidiary or Affiliate shall be sufficient to constitute "employment" by the Company or any Parent, Subsidiary or Affiliate.

2.16 "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

2.17 "Fair Market Value" means, as of any given date, (a) if the Common Stock is traded on any established stock exchange, the closing sales price of a share of Common Stock as quoted on the principal exchange on which the Common Stock is listed on the applicable date (or if there is no trading in the Common Stock on such date, on the next preceding date on which there was trading) as reported in The Wall Street Journal (or other reporting service approved by the Committee); or (b) if shares of Common Stock are not traded on an exchange but are regularly quoted on a national market or other quotation system, the closing sales price on such date as quoted on such market or system, or if no sales occurred on such date, then on the next preceding date on which there was trading; or (c) in the absence of an established market for the Common Stock of the type described in (a) or (b) of this Section 2.17, the determination of fair market value shall be reasonably determined by the Committee acting in good faith. For purposes of a "net exercise" procedure for Options, the Committee may apply a different method for calculating Fair Market Value.

2.18 "Full-Value Award" means any Award other than an Option, SAR or other Award for which the Participant pays a minimum of the Fair Market Value of the Common Stock with respect to such Award, as determined as of the date of grant.

2.19 "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.20 "Insider" means any person whose transactions with respect to Common Stock are subject to Section 16 of the Exchange Act.

2.21 "IPO" shall mean (a) for awards granted prior to the Effective Date, the meaning ascribed to the term "Qualified Public Offering" in the LLC Agreement and (b) for awards granted on or after the Effective Date, an initial offering of the applicable equity securities of the Company to the public pursuant to an effective registration statement under the Securities Act or any comparable statement under any similar federal statute then in force.

2.22 "ISO Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns Common Stock possessing more than fifty percent (50%) of the total combined voting power of all classes of Common Stock in one (1) of the other corporations in such chain or a "parent corporation" within the meaning of Section 424(e) of the Code.

2.23 "ISO Subsidiary" means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder, any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

2.24 "LLC Agreement" means that certain Amended and Restated Limited Liability Company Agreement of Nextracker LLC, dated as of February 1, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

2.25 "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.

2.26 "Option" means a right granted to a Participant pursuant to Article 5 to purchase a specified number of shares of Common Stock at a specified price during specified time periods. An Option may either be an Incentive Stock Option or a Non-Qualified Stock Option.

2.27 "Outside Director" means a member of the Board who is not an Employee or a Consultant.

2.28 "Parent" means, with respect to the Company, any corporation, association, limited partnership, limited liability company or other entity which at the time of determination (i) owns or controls, directly or indirectly, more than fifty percent (50%) of the total voting power of the equity interests (without regard to the occurrence of any contingency) entitled to vote in the election of directors, managers of the Company, (ii) owns or controls, directly or indirectly, more than fifty percent (50%) of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, of the Company, whether in the form of membership, general, special or limited partnership interests or otherwise, or (iii) is the controlling general partner or managing member of, or otherwise controls, such entity.

2.29 "Participant" means any Eligible Individual who, as a Director, Employee or Consultant, has been granted an Award pursuant to the Plan.

2.30 "Performance-Based Award" means an Award of Performance Stock or an Award of Performance Stock Units.

2.31 "Performance Criteria" means such factors as may be selected by the Committee, in its sole discretion, to determine whether the performance goals established by the Committee and applicable to Awards have been satisfied.

2.32 "Performance Goals" means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance, the performance of a Parent, Subsidiary or

Affiliate, the performance of a division or a business unit of the Company or a Parent, Subsidiary or Affiliate, or the performance of an Eligible Individual. The Committee, in its discretion, may provide for the appropriate adjustment or modification of the Performance Goals for such Performance Period to reflect any Extraordinary Events. "Extraordinary Events" means any objectively determinable component of a Performance Goal, including without limitation foreign exchange gains and losses, asset write downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles.

2.33 "Performance Period" means one (1) or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one (1) or more Performance Goals shall be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.34 "Performance Stock" means a right granted to a Participant pursuant to Section 7.2 hereof to receive shares of Common Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee, and shall be evidenced by a bookkeeping entry representing the equivalent number of shares of Common Stock relating to such Performance Stock right.

2.35 "Performance Stock Unit" means a right granted to a Participant pursuant to Section 7.3 hereof, to receive shares of Common Stock, the vesting of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee, and shall be evidenced by a bookkeeping entry representing the equivalent number of shares of Common Stock relating to such Performance Stock Unit right.

2.36 "Plan" means this Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan, as it may be amended from time to time.

2.37 "Restricted Stock Unit" means a right granted to a Participant pursuant to Section 7.4 hereof, and shall be evidenced by a bookkeeping entry representing the equivalent number of shares of Common Stock relating to such Restricted Stock Unit right.

2.38 "Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

2.39 "Stock Appreciation Right" or "SAR" means a right granted to a Participant pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the grant price on the date the SAR was granted as set forth in the applicable Award Agreement.

2.40 "Stock-Based Award" means any Award settled in shares of Common Stock granted under Article 7 of the Plan.

2.41 "Subsidiary" shall have the meaning ascribed to such term in the LLC Agreement. Notwithstanding the foregoing, for purposes of grants of Options or any other "stock rights" within the meaning of Section 409A of the Code on or after the Effective Date, an entity shall not be considered a Subsidiary if granting such stock right to an employee of such entity would result in the stock right becoming subject to Section 409A of the Code.

2.42 "Termination of Service" means, for purposes of the Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an Employee, Director or Consultant. An Employee shall not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) vacation leave (iii) military leave, (iv) transfers of employment between the Company and any Parent, Subsidiary or Affiliate; or (v) any other leave of absence approved by the Committee; provided, that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to Employees in writing. In the case of any Employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on such leave as it may deem appropriate, except that in no event may an

Option be exercised after the expiration of the term set forth in the applicable Award Agreement. The Committee shall have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services.

Article 3. Common Stock Subject to the Plan and Limitations.

3.1 Number of Shares of Common Stock Available.

(a) Subject to Article 9, a total number of 23,297,143 shares of Common Stock are reserved and available for grant and issuance pursuant to the Plan (including upon the exercise of an Incentive Stock Option). The shares of Common Stock authorized for delivery to Participants under the Plan of up to 100% of such shares of Common Stock may be used to grant Incentive Stock Options ("ISOs"). Each share of Common Stock that is subject to an Award shall be counted against this limit as one (1) share of Common Stock for every one (1) share of Common Stock granted or subject to grant for any such Award. To the extent that an Award terminates, is forfeited, is canceled, expires or lapses for any reason, the shares of Common Stock in respect of which the Award terminates, is forfeited, is canceled, expires, or lapses, shall again be available for the grant of an Award pursuant to the Plan.

With respect to awards ("Legacy Awards") granted under the Prior Plan in respect of "Common Units" within the meaning of the Prior Plan ("Common Units"), such Legacy Awards shall automatically and immediately be amended upon the effectiveness of the Plan on the Effective Date, such that, all such Legacy Awards shall cease to relate to Common Units and thereafter relate to Common Stock for all purposes, it being understood that such Legacy Awards were previously amended on a similar basis to (x) reflect that certain "Reverse Unit Split" described in the First Amendment, and (y) clarify that the "Final Exercise Price" (within the meaning of the Award Agreements relating to such Legacy Awards granted as Options) shall continue to be determined pursuant to such Award Agreements (including Section 3.03(d) of the LLC Agreement as in effect as of the date of the First Amendment) and adjusted to reflect the "Adjustment" described in the First Amendment.

(b) If any shares of Common Stock are withheld to satisfy, as and when applicable, the grant or Exercise Price or tax withholding obligation (if and to the extent permitted by applicable law) pursuant to any Award, the Participant shall be (i) deemed to have waived his or her right to delivery of the full number of shares of Common Stock underlying such Award or in respect of which any Option or SAR is exercised; and (ii) deemed to have agreed to receive the number of shares of Common Stock (after deducting the number of shares of Common Stock withheld) as calculated by the Committee in its absolute discretion, which such number shall be deducted from the aggregate number of shares of Common Stock which may be issued under Section 3.1(a). Notwithstanding the foregoing, the gross number of shares of Common Stock subject to a SAR shall be deducted from the aggregate number of shares of Common Stock which may be issued under Section 3.1(a), regardless of the number of shares of Common Stock delivered to the applicable Participant. Further, any shares of Common Stock acquired by the Company, as and when applicable, to satisfy the grant or Exercise Price or tax withholding obligations (if and to the extent permitted by applicable law) pursuant to any Award shall not be added to the aggregate number of shares of Common Stock which may be issued under Section 3.1(a). To the extent permitted by applicable law or any exchange rule, shares of Common Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary or Affiliate shall not be counted against shares of Common Stock available for grant pursuant to the Plan.

Article 4. Eligibility and Participation.

4.1 Eligibility. Awards may be granted to Eligible Individuals; however, ISOs shall only be awarded to "employees" of the Company, or an ISO Parent or ISO Subsidiary within the meaning of Section 422 of the Code. A person may be granted more than one (1) Award under the Plan.

4.2 Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right by virtue of the Plan to receive an Award pursuant to the Plan.

Article 5. Options.

5.1 <u>General</u>. The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) <u>Exercise Price</u>. The exercise price per share of Common Stock ("<u>Exercise Price</u>") subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided that: (i) the Exercise Price shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant, and (ii) the Exercise Price of any ISO granted to a Ten Percent Stockholder (as set forth in <u>Section 5.2(c)</u> below) shall not be less than one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant.

(b) <u>Time and Conditions of Exercise</u>. The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided, that the term of any Option granted under the Plan shall not exceed ten (10) years from the date of grant thereof (five (5) years in the case of an ISO granted to a Ten Percent Stockholder (as set forth in Section 5.2(c) below)). The Committee shall also determine the performance goals or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) <u>Payment</u>. The Committee shall determine the methods by which the Exercise Price of an Option may be paid, the form of payment, including, without limitation: (i) cash or check, (ii) other property acceptable to the Committee; provided that payment of such proceeds is then made to the Company upon settlement of such sale, or (iii) any combination of the foregoing methods of payment. The Committee shall also determine the methods by which Common Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or officer of the Company (as determined in the sole discretion of the Committee) shall be permitted to pay the Exercise Price of an Option, or continue any extension of credit with respect to the Exercise Price of an Option with a loan from the Company or a loan arranged by the Company.

(d) <u>Evidence of Grant</u>. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 <u>Incentive Stock Options</u>. ISOs shall be granted only to "employees" of the Company, or a Parent or Subsidiary within the meaning of Section 422 of the Code, and the terms of any ISOs granted pursuant to the Plan, in addition to the requirements of <u>Section 5.1</u> hereof, must comply with the provisions of this <u>Section 5.2</u>.

(a) <u>Expiration</u>. Subject to <u>Section 5.2(c)</u> hereof, an ISO shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

    (i) Ten (10) years from the date it is granted unless an earlier time is set in the Award Agreement;

    (ii) Three (3) months after the Participant's Termination of Service; and

    (iii) One (1) year after the date of the Participant's Termination of Service on account of Disability or death. Upon the Participant's Disability or death, any ISOs exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such ISO or dies intestate, by the person or persons entitled to receive the ISO pursuant to the applicable laws of descent and distribution.

(b) <u>Dollar Limitation</u>. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Common Stock with respect to which ISOs are first exercisable by a Participant in any calendar year may not exceed One Hundred Thousand Dollars ($100,000) or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that ISOs are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) <u>Ten Percent Stockholder</u>. An ISO shall be granted to any individual who, at the date of grant, owns Common Stock possessing more than ten percent of the total combined voting power of all classes of Common Stock of the Company (a ''<u>Ten Percent Stockholder</u>'') only if such Option is granted at a price that is not less than one hundred ten percent (110%) of Fair Market Value on the date of grant and the Option is exercisable for no more than five (5) years from the date of grant.

(d) <u>Notice of Disposition</u>. The Participant shall give the Company prompt notice of any disposition of the Common Stock acquired by exercise of an ISO within (i) two (2) years from the date of grant of such Incentive Stock Option or (ii) one (1) year after the issuance of such Common Stock to the Participant.

(e) <u>Right to Exercise</u>. During a Participant's lifetime, an ISO may be exercised only by the Participant.

(a) <u>Failure to Meet Requirements</u>. Any Option (or portion thereof) purported to be an ISO, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 <u>Section 409A</u>. It is intended that all Options granted under the Plan shall be exempt from, or compliant with, Section 409A of the Code, to the extent applicable.

5.4 <u>Substitution of SARs</u>. The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a SAR for such Option at any time prior to or upon exercise of such Option; provided, that such SAR shall be exercisable with respect to the same number of shares of Common Stock for which such substituted Option would have been exercisable.

Article 6. Stock Appreciation Rights.

6.1 <u>Grant of SARs</u>.

(a) A SAR shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement, provided that the term of any SAR shall not exceed ten (10) years.

(b) A SAR shall entitle the Participant (or other person entitled to exercise the SAR pursuant to the Plan) to exercise all or a specified portion of the SAR (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of a share of Common Stock on the date the SAR is exercised over (B) the grant price per share of Common Stock subject to such SAR, and (ii) the number of shares of Common Stock with respect to which the SAR is exercised, subject to any limitations the Committee may impose.

6.2 <u>Grant Price</u>. The grant price per share of Common Stock subject to a SAR shall be determined by the Committee and set forth in the Award Agreement; provided that such grant price for any SAR shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

6.3 <u>Payment and Limitations on Exercise</u>.

(a) Subject to <u>Section 6.3(b)</u> hereof, payment of the amounts determined under <u>Section 6.1(b)</u> hereof shall be in cash, in Common Stock (based on its Fair Market Value as of the date the SAR is exercised) or a combination of both, as determined by the Committee.

(b) To the extent any payment under <u>Section 6.1(b)</u> hereof is effected in shares of Common Stock, it shall be made subject to satisfaction of all provisions of <u>Article 5</u> pertaining to Options.

6.4 <u>Section 409A</u>. It is intended that all SARs granted under the Plan shall be exempt from, or compliant with, Section 409A of the Code, to the extent applicable.

Article 7. Other Types of Stock-Based Awards.

7.1 <u>General Restrictions on Stock-Based Awards</u>. Stock-Based Awards granted under this <u>Article 7</u> may be based on a completion of a specified number of years of service with the Company or a Parent, Subsidiary, or Affiliate of the Company or upon the completion of Performance Goals as set by the Committee.

7.2 <u>Performance Stock Awards</u>. Performance Stock Awards shall be denominated in a number of shares of Common Stock, and shall consist of, Common Stock and may be linked to any one (1) or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any Performance Period(s) determined by the Committee.

7.3 <u>Performance Stock Units</u>. Performance Stock Unit Awards shall be denominated in unit equivalents of shares of Common Stock and/or units of value including the dollar value of shares of Common Stock and which may be linked to any one (1) or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any Performance Period(s) determined by the Committee. On the vesting date, the Company shall, subject to <u>Section 8.7</u>, deliver to the Participant one (1) share of Common Stock for each Performance Stock Unit scheduled to be paid out on such date and not previously forfeited. Alternatively, settlement of a Performance Stock Unit may be made in cash (in an amount reflecting the Fair Market Value of the shares of Common Stock that would have been issued) or any combination of cash and Common Stock, as determined by the Committee in its sole discretion, at the time of grant of the Performance Stock Units.

7.4 <u>Restricted Stock Units</u>. Restricted Stock Unit Awards shall be denominated in unit equivalents of shares of Common Stock and/or units of value including dollar value of shares of Common Stock in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the settlement date applicable to each grant of Restricted Stock Units which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall, subject to <u>Section 8.7</u>, deliver to the Participant one (1) share of Common Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited. Alternatively, settlement of a Restricted Stock Unit may be made in cash or any combination of cash and Common Stock, as determined by the Committee, in its sole discretion, at the time of grant of the Restricted Stock Units.

7.5 <u>Other Stock-Based Awards</u>. The Committee is authorized under the Plan to make any other Award to an Eligible Individual that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Common Stock, (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one (1) or more events, or the satisfaction of Performance Criteria or other conditions, or (iii) any other security with the value derived from the value of Common Stock. The Committee may establish one (1) or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one (1) or more classes of Participants on such terms and conditions as determined by the Committee from time to time.

7.6 <u>Term</u>. Except as otherwise provided herein, the term of any Award of Performance Stock, Performance Stock Units, Restricted Stock Units and any other Stock-Based Award granted pursuant to this <u>Article 7</u> shall be set by the Committee in its discretion.

7.7 <u>Form of Payment</u>. Payments with respect to any Awards granted under this <u>Article 7</u> shall be made in cash, in Common Stock or a combination of both, as determined by the Committee, at the time of grant of the Awards.

7.8 <u>Timing of Settlement</u>. At the time of grant, the Committee shall specify the settlement date applicable to an Award of Performance Stock, Performance Stock Units, Restricted Stock Units or any other Stock-Based Award granted pursuant to this <u>Article 7</u>, which shall be no earlier than the vesting date(s) applicable to the relevant Award and may be later than the vesting date(s) to the extent and under the terms determined by the Committee.

Article 8. Provisions Applicable to Awards.

8.1 <u>Stand-Alone and Tandem Awards</u>. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

8.2 <u>Award Agreement</u>. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event of a Participant's Termination of Service, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

8.3 <u>Limits on Transfer</u>. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than to, or in the favor of, the Company or a Parent, Subsidiary or Affiliate to the extent permitted by and in accordance with applicable law. Except as otherwise provided herein, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the Committee (or the Board in the case of Awards granted to Outside Directors). The Committee by express provision in the Award Agreement or an amendment thereto may, subject to applicable laws, permit an Award (other than an ISO) to be transferred to, exercised by and paid to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a ''blind trust'' in connection with the Participant's Termination of Service with the Company or a Parent, Subsidiary or Affiliate to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

8.4 <u>Termination of Service</u>. Except as otherwise provided in the Plan, any Award granted under the Plan shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that any Award may be exercised or paid subsequent to a Termination of Service, as applicable, or following a Change of Control, or because of the Participant's retirement, death or disability, or otherwise, provided that in no event may an Option be exercised after the expiration of the term set forth in the applicable Award Agreement.

8.5 <u>Beneficiaries</u>. Notwithstanding <u>Section 8.3</u> hereof, a Participant may, if permitted by the Committee and applicable law, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than fifty percent (50%) of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to either the person's estate or legal representative or the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution (or equivalent laws outside the U.S.). Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

8.6 <u>Stock Certificates</u>. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Common Stock pursuant to the exercise or vesting of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Common Stock is listed or traded. All certificates evidencing shares of Common Stock delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state local, securities or other laws,

including laws of jurisdictions outside the U.S., rules and regulations and the rules of any national securities exchange or automated quotation system on which the Common Stock is listed, quoted, or traded. The Committee may place legends on any certificate evidencing shares of Common Stock to reference restrictions applicable to the Common Stock. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

8.7 Accelerated Vesting and Deferral Limitations. The Committee shall not have the discretionary authority to accelerate or delay issuance of the Common Stock under an Award that constitutes a deferral of compensation within the meaning of Section 409A of the Code, except to the extent that such acceleration or delay may, in the discretion of the Committee, be effected in a manner that shall not cause any person to incur taxes, interest or penalties under Section 409A of the Code.

8.8 Dividends and Dividend Equivalents. No dividends may be paid to a Participant with respect to an Award prior to the vesting of such Award. An Award may provide for dividends or dividend equivalents to accrue on behalf of a Participant as of each dividend payment date during the period between the date the Award is granted and the date the Award is exercised, vested, expired, credited or paid, and to be converted to vested cash or Common Stock at the same time and subject to the same vesting conditions that apply to the Common Stock to which such dividends or dividend equivalents relate.

Article 9. Changes in Capital Structure.

9.1 Adjustments. Should any change be made to the Common Stock issuable under the Plan by reason of any stock split, stock dividend, extraordinary dividend, recapitalization, combination, exchange, spin-off or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, then appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any Participant may be granted Awards under the terms of the Plan or that may be granted generally under the terms of the Plan, and (iii) the number and/or class of securities and price per share of Common Stock in effect under each Award outstanding under Articles 5 through 7. Such adjustments to the outstanding Awards are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such Awards. Notwithstanding anything herein to the contrary, an adjustment to an Award under this Section 9.1 may not be made in a manner that would result in the grant of a new Option or SAR under Section 409A of the Code. The adjustments determined by the Committee shall be final, binding and conclusive.

9.2 Change of Control.

(a) Notwithstanding Section 9.1 hereof, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change of Control occurs and a Participant's Full-Value Awards are not converted, assumed, or replaced by a comparable award by a successor or survivor corporation, or a parent or subsidiary thereof, such Full-Value Awards shall automatically vest and become fully exercisable and all forfeiture restrictions on such Awards shall lapse immediately prior to the Change of Control and following the consummation of such Change of Control, the Award shall terminate and cease to be outstanding. Further, if a Change of Control occurs and a Participant's Options or SARs are not converted, assumed or replaced by a comparable award by a successor or survivor corporation, or a parent or subsidiary thereof, such Options or SARs outstanding at the time of the Change of Control, shall automatically vest and become fully exercisable immediately prior to the Change of Control and thereafter shall automatically terminate. In the event that the terms of any agreement (other than the Award Agreement) between the Company or any Parent, Subsidiary or Affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 9.2(a), this Section 9.2(a) shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. The determination of comparability in this Section 9.2(a) shall be made by the Committee, and its determination shall be final, binding and conclusive.

(b) The portion of any Incentive Stock Option accelerated in connection with a Change of Control shall remain exercisable as an Incentive Stock Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such Option shall be exercisable as a Non-Qualified Stock Option under the U.S. federal tax laws.

9.3 <u>No Other Rights</u>. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Common Stock of any class, the payment of any dividend, any increase or decrease in the number of shares of Common Stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of Common Stock of any class, or securities convertible into Common Stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to an Award or the grant or the Exercise Price of any Award.

Article 10. Administration.

10.1 <u>Authority of Committee</u>. This Plan shall be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of the Plan, and to the direction of the Board, the Committee shall have full power to implement and carry out the Plan. The Committee shall have the authority to:

(a) construe and interpret the Plan, any Award Agreement and any other agreement or document executed pursuant to the Plan;

(b) prescribe, amend and rescind rules and regulations relating to the Plan or any Award;

(c) designate Eligible Individuals to receive Awards;

(d) determine the form and terms of Awards;

(e) determine the number of Awards to be granted and the number of shares of Common Stock or other consideration subject to Awards;

(f) determine whether Awards shall be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under the Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate;

(g) grant waivers of Plan or Award conditions;

(h) determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the Exercise Price or grant price, any restrictions or limitations on the Award, any schedule for the lapse of forfeiture restrictions or restrictions on the exercisability of an Award, vesting, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(i) correct any defect, supply any omission or reconcile any inconsistency in the Plan, any Award or any Award Agreement;

(j) determine whether the Performance Goals under any Performance-Based Award have been met;

(k) determine whether, to what extent, and pursuant to what circumstances an Award may be settled in cash, Common Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(l) determine the methods that may be used to pay the Exercise Price or grant price of an Award;

(m) establish, adopt, or revise any rules and regulations including adopting sub-plans to the Plan as the Committee may deem necessary or advisable under local law;

(n) suspend or terminate the Plan at any time; provided, that such suspension or termination does not impair the rights and obligations under any outstanding Award without written consent of the affected Participant;

(o) determine the Fair Market Value of the Common Stock for any purpose; and

(p) make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

10.2 Committee Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and on all persons having an interest in any Award under the Plan.

10.3 Delegation of Authority. To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one (1) or more members of the Board or one (1) or more officers of the Company the authority to grant or amend Awards to Participants other than Insiders to whom authority to grant or amend Awards has been delegated hereunder, by the Committee, or by the Compensation and People Committee of Flex, Ltd., a limited company organized under the laws of Singapore and indirect Parent of the Company. For the avoidance of doubt, provided it meets the limitation in the preceding sentence, this delegation shall include the right to modify Awards as necessary to accommodate changes in the laws or regulations, including in jurisdictions outside the U.S. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegate. At all times, the delegate appointed under this Section 10.3 shall serve in such capacity at the pleasure of the Committee.

Article 11. Effective and Expiration Date.

11.1 Effective Date. The Plan is effective as August 19, 2024 (the "Effective Date") on which the Plan as adopted by the Board was approved by its stockholders.

11.2 Expiration Date. The Plan shall expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Article 12. Amendment, Modification, and Termination.

12.1 Amendment, Modification, and Termination. The Committee has complete and exclusive power and authority to amend or modify the Plan (or any component thereof) in any or all respects whatsoever. However, no such amendment or modification shall materially and adversely affect rights and obligations with respect to Awards at the time outstanding under the Plan, unless the Participant consents to such amendment. In addition, except as provided in the Plan, the Committee may not, without the approval of the Company's stockholders, amend the Plan to (i) increase the maximum number of shares of Common Stock issuable under the Plan, (ii) materially modify the eligibility requirements for Plan participation or (iii) materially increase the benefits accruing to Participants. Further, the repricing, replacement or regranting of any previously granted Award, through cancellation or by lowering the Exercise Price of such Award, shall be prohibited unless the stockholders of the Company first approve such repricing, replacement or regranting. No underwater Option or SAR may be cancelled in exchange for, or in connection with the payment of a cash amount without stockholder approval. The Committee may at any time terminate or amend the Plan in any respect, including without limitation amendment of any form of Award Agreement or instrument to be executed pursuant to the Plan; provided, however, that the Committee shall not, without the requisite stockholder approvals, amend the Plan in any manner that requires such stockholder approval under the stock exchange listing requirements then applicable to the Company.

12.2 <u>Awards Previously Granted</u>. Except with respect to amendments made pursuant to <u>Section 13.13</u> hereof, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant; provided, however, that an amendment or modification that may cause an Incentive Stock Option to become a Non-Qualified Stock Option shall not be treated as adversely affecting the rights of the Participant.

Article 13. General Provisions.

13.1 <u>No Rights to Awards</u>. No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

13.2 <u>No Stockholder Rights</u>. Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to the Common Stock covered by any Award, including the right to vote or receive dividends, until the Participant becomes the owner of such Common Stock, notwithstanding the exercise or vesting of an Option or other Award.

13.3 <u>Withholding</u>. The Company or any Subsidiary or Affiliate, as appropriate, shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state, or local taxes and any taxes imposed by jurisdictions outside of the U.S. (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan or to take such other action as may be necessary in the opinion of the Company or a Parent, Subsidiary or Affiliate, as appropriate, to satisfy withholding obligations for the payment of taxes by any means authorized by the Committee. No Common Stock shall be delivered hereunder to any Participant or other person until the Participant or such other person has made arrangements acceptable to the Committee for the satisfaction of these tax obligations with respect to any taxable event concerning the Participant or such other person arising as a result of Awards made under the Plan.

13.4 <u>No Right to Employment or Services</u>. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Parent, Subsidiary or Affiliate.

13.5 <u>Unfunded Status of Awards</u>. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary or Affiliate.

13.6 <u>Relationship to Other Benefits</u>. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, termination programs and/or indemnities or severance payments, welfare or other benefit plan of the Company or any Parent, Subsidiary or Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder, or as expressly provided by applicable law.

13.7 <u>Expenses</u>. The expenses of administering the Plan shall be borne by the Company and/or its Subsidiaries and/or Affiliates.

13.8 <u>Titles and Headings</u>. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

13.9 <u>Fractional Shares of Common Stock</u>. No fractional shares of Common Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding down as appropriate.

13.10 <u>Limitations Applicable to Section 16 Persons</u>. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3

under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

13.11 Government and Other Regulations.

(a) The obligation of the Company to make payment of awards in shares of Common Stock or otherwise shall be subject to all applicable laws, rules, and regulations of the U.S. and jurisdictions outside of the U.S., and to such approvals by government agencies, including government agencies in jurisdictions outside of the U.S., in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver any Common Stock subject to Awards granted hereunder prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and (ii) completion of any registration or other qualification with respect to the Common Stock under any applicable law in the U.S. or in a jurisdiction outside of the U.S. or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Common Stock hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Common Stock as to which such requisite authority shall not have been obtained. The Company shall be under no obligation to register the Common Stock issued or paid pursuant to the Plan under the Securities Act. If the shares of Common Stock subject to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act the Company may restrict the issuance and delivery of such Common Stock in such manner as it deems advisable to ensure the availability of any such exemption.

(b) Notwithstanding any provision herein to the contrary, the Prior Plan and the Legacy Awards issued thereunder were originally intended to qualify as a compensatory benefit plan within the meaning of Rule 701 of the Securities Act (and any similarly applicable state "blue-sky" securities laws) with respect to periods preceding the IPO; provided that the foregoing shall not restrict or limit the application of any other exemption from registration under the Securities Act in connection therewith.

13.12 Governing Law. The Plan and all Award Agreements, and all controversies thereunder or related thereto, shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflict of laws.

13.13 Section 409A. Except as provided in Section 13.14 hereof, to the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related U.S. Department of Treasury guidance (including such U.S. Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section. If a Participant is identified by the Company as a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date on which the Participant has a "separation from service" (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Award payable or settled on account of a separation from service that is deferred compensation subject to Section 409A of the Code shall be paid or settled on the earliest of (i) as soon as practicable after, but in no event more than ten (10) days after,

the first business day following the expiration of six (6) months from the Participant's separation from service, (ii) as soon as practicable after the date of the Participant's death, or (iii) such earlier date as complies with the requirements of Section 409A of the Code.

13.14 No Representations or Covenants with respect to Tax Qualification. Although the Company may endeavor to (a) qualify an Award for favorable tax treatment under the laws of the U.S. (*e.g.*, Incentive Stock Options) or jurisdictions outside of the U.S. or (b) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, anything to the contrary in the Plan, including Section 13.13 hereof, notwithstanding. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2024

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission file number: 001-41617

Nextracker Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-5047383**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6200 Paseo Padre Parkway, Fremont, California 94555

(Address, including zip code of registrant's principal executive offices)

(510) 270-2500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	NXT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | Accelerated filer | ☐ | Non-accelerated filer | ☐ | Smaller reporting company | ☐ |

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Class A common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on September 29, 2023 (the last day of the registrant's most recently completed second fiscal quarter) as reported by the Nasdaq Global Select Market on such date was approximately $2.5 billion.

As of May 20, 2024, there were 141,291,252 shares of the registrant's Class A common stock outstanding and 3,856,175 shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K where indicated. Such Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

Special note regarding forward-looking statements

Certain statements included in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: our future financial performance, cash flows, liquidity position or other results; our management's plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the effects of the Transactions (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K) on our business; expected payments under the Tax Receivable Agreement (as defined below); growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future tax rates, tax credits and other tax provisions; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as "will," "may," "should," "could," "would," "believe," "anticipate," "intend," "plan," "expect," "estimate," "project," "target," "possible," "potential," "forecast" and "positioned" and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words.

Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate, and speak only to our expectations as of the date of this Annual Report on Form 10-K.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or other events to be materially different from any future results, performance or other events expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we have filed as exhibits hereto, completely and with the understanding that our actual future results, performance or other events may be materially different from what we expect.

Important factors that could cause actual results, performance or other events to differ materially from our expectations include:

- the demand for solar energy and, in turn, our products;
- competitive pressures within the solar tracker industry;
- competition from conventional and other renewable energy sources;
- variability in our results of operations, including as a result of fluctuations in our customers' businesses as well as seasonal weather-related disruptions;
- the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy;
- our reliance on our suppliers and any problems with our suppliers or disruptions in our supply chain;
- our ability to rapidly establish U.S. or foreign supplier manufacturing in response to business conditions or criteria for government incentives;
- changes in the global trade environment, including the imposition of import tariffs or bans;
- a further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, impacting the ability of project developers and owners to finance the cost of a solar energy system;

- a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment to us;

- defects or performance problems in our products;

- delays, disruptions or quality control problems in our product development operations;

- global disruption related to the ongoing conflicts between Russia and Ukraine and Israel and Hamas;

- pressure on margins or the availability of solar project financing due to inflation;

- severe weather events, natural disasters and other catastrophic events;

- our continued expansion into new markets;

- our indebtedness;

- electric utility industry policies and regulations;

- decreases in the price of electricity;

- our failure to protect our intellectual property and trade secrets or to successfully defend against third-party claims of infringement;

- cybersecurity or other data incidents; and

- the other risks and uncertainties set forth in the section entitled "Risk Factors."

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We claim the protection of the safe harbor for forward-looking statements contained in the Exchange Act and the Securities Act for any forward-looking statements.

Market and industry data

We use market data and industry forecasts and projections throughout this Annual Report on Form 10-K, and in particular in the section titled "Business." We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including the following:

- Joule, a Cell Press Journal, Global Techno-Economic Performance of Bifacial and Tracking Photovoltaic Systems, July 2020

- Lazard Ltd., Levelized Cost of Energy Plus, April 2023

- Renewables Now, Renewables 2020 Global Status Report, 2020

- Wood Mackenzie Ltd., Global solar PV Tracker Market Share 2023

- Wood Mackenzie Ltd., The Global PV Tracker Landscape 2016: Prices, Forecast, Market Shares and Vendor Profiles, October 2016

Industry forecasts are based on surveys and the preparer's expertise and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information nor have we ascertained the underlying economic assumptions relied thereon. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors."

ITEM 1. BUSINESS

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Nextracker," the "Company," "we," "us" and "our" shall mean both Nextracker LLC (the "LLC") and its consolidated subsidiaries prior to the IPO (as defined below) and to Nextracker Inc. and its consolidated subsidiaries following the IPO and the related transactions completed in connection with and subsequent to the IPO.

Our vision

We envision a world powered by renewable energy where clean, affordable power is available to all.

Our mission

Our mission is to be the most trusted and valued renewable energy company by delivering intelligent, reliable, and productive solar power.

Overview

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Our products enable solar panels to follow the sun's movement across the sky and optimize utility-scale plant performance. With power plants operating in more than 30 countries worldwide, we offer solar tracker technologies that increase energy production while reducing costs for significant plant return on investment ("ROI"). We are the global market leader based on gigawatts ("GW") shipped for eight consecutive years.

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy ("LCOE"). The majority of utility-scale projects installed today in mature markets such as the United States, Latin America and Australia use solar trackers, and adoption of solar tracker technology is growing in developing solar markets such as the Middle East and Africa.

We have developed the next generation of solar trackers that enable rows to move independently, providing further benefits to customers. Our intelligent independent row tracking system incorporates proprietary technology that we believe produces more energy, lowers operating costs, is easier to deploy and has greater reliability compared to linked row, other independent tracker products and fixed-tilt systems. Our tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to further optimize the performance and capabilities of our tracker products.

We have shipped more than 100 GW of our solar tracker systems as of March 31, 2024 to projects on six continents for use in utility-scale and distributed generation solar applications. Our customers include engineering, procurement and construction firms ("EPCs"), as well as solar project developers and owners. We are a qualified, preferred provider to some of the largest solar EPC firms and solar project developers and owners in the world.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd ("Flex") in 2015. On January 2, 2024, Flex closed the spin-off of all of its remaining interests in Nextracker to Flex shareholders (the "spin-off") and we are now a fully independent company.

Our growth and success are evidenced by our operating and financial results in the fiscal years 2024, 2023 and 2022:

- We generated revenue of $2.5 billion, $1.9 billion, and $1.5 billion for fiscal years 2024, 2023 and 2022, respectively.

- We generated gross profit of $813.0 million, $287.0 million and $147.0 million for fiscal years 2024, 2023 and 2022, respectively. Non-GAAP gross profit was $702.7 million, $300.0 million and $152.6 million for fiscal years 2024, 2023 and 2022, respectively.

- We generated operating income of $587.1 million, $168.5 million and $65.9 million for fiscal years 2024, 2023 and 2022, respectively. Non-GAAP operating income was $522.8 million, $203.1 million and $90.4 million for fiscal years 2024, 2023, and 2022, respectively.

- We generated net income of $496.2 million, $121.3 million and $50.9 million in fiscal years 2024, 2023 and 2022, respectively.

- Non-GAAP net income was $451.4 million, $153.1 million and $69.9 million for fiscal years 2024, 2023 and 2022, respectively.

- Adjusted EBITDA was $521.5 million, $209.0 million and $92.3 million for fiscal years 2024, 2023 and 2022, respectively.

- Net income as a percentage of revenue was 19.8%, 6.4% and 3.5% for fiscal years 2024, 2023 and 2022, respectively.

- Adjusted EBITDA as a percentage of revenue was 20.9%, 11.0% and 6.3% for fiscal years 2024, 2023 and 2022, respectively.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See "Non-GAAP measures" section within "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Industry trends

Growing demand for solar energy production is driven by the increasing cost competitiveness of solar energy and global trends including decarbonization and electrification.

Globally, many countries, industries and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing use of fossil fuel and nuclear generation. This pursuit, coupled with increasing demands for electrification to help achieve greenhouse gas emissions reductions, has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating.

Solar is the fastest growing segment of the renewable energy sector and has become one of the most cost-effective forms of wholesale energy generation. According to Lazard, from 2009 to 2023, the cost of solar generation fell by 83%.[1] Today, solar electricity is competitive with both natural gas and wind and costs significantly less than some conventional generation technologies such as coal and nuclear.

Today's utility-scale solar plants have evolved from fixed-tilt systems to generally rely on solar tracking technologies that increase electricity generation and improve economics for plant owners by enabling solar panels to rotate and follow the sun[2]'s movement across the sky. Single axis solar trackers can increase energy yield of solar projects and generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun. The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the LCOE and providing significant ROI for solar projects.

Our solutions

We provide intelligent, integrated solar tracker and software solutions that use an innovative design approach to enable new capabilities and to expand the viability of trackers across a broader range of topographical and climate conditions.

As part of our mission, we seek to offer low carbon technology solutions and sustainable supply chain initiatives to help drive a clean energy future.

Solar tracking solution portfolio

NX Horizon is our flagship solar tracking solution. NX Horizon's smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker in our portfolio. Based on our internal analysis, experience and customer feedback, we believe we generally have an LCOE advantage compared to legacy linked row trackers. NX Horizon's system mounts a single line of panels along a tracker row. NX Horizon's reliable self-powered motor and control system, balanced mechanical design and independent-row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions. NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

---

[1] Lazard Ltd, 2023 Levelized Cost of Energy+ version 16.
[2] Joule, a Cell Press Journal, Global Techno-Economic Performance of Bifacial and Tracking Photovoltaic Systems, July 2020

In March 2022, we launched NX Horizon-XTR, our terrain-following tracker designed to expand the addressable market for trackers on sites with sloped, uneven and challenging terrain. NX Horizon-XTR conforms to the natural terrain of the site, reducing or eliminating cut-and-fill earthworks and reducing foundation lengths. These benefits help accelerate construction schedules and make trackers more economically and environmentally viable on difficult sites.

- **Independent rows.** Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures. In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility, including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

- **Mechanically-balanced rows.** Our patented, mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products, and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are frequently adopted in utility-scale projects.

- **Self-powered.** Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. In addition, our self-powered controller also enables advanced software capabilities by collecting and distributing real-time sensor data.

- **Terrain following capability.** Unlike typical designs that constrain tracker rows to a plane, Nextracker's NX Horizon-XTR and NX Horizon XTR-1.5 variants conform to a site's natural terrain undulations. XTR eliminates or reduces the cost and impact of cut-and-fill earthworks, without complex joints or additional components, reduces foundation material, eases permitting, and accelerates project construction schedules while minimizing environmental impact and reducing project risk. NX Horizon-XTR's ability to significantly reduce earthwork, allows many otherwise infeasible sites to become economically viable for solar trackers. Less earthwork lowers upfront costs and improves scheduling while mitigating environmental impacts to topsoil, natural habitats, native vegetation, and natural drainage features.

- **Embedded sensors and connectivity.** Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components and remote maintenance, upgrades, and future software enhancements if separately purchased by the customer.

- **Operation and maintenance efficiency.** Our highly engineered fasteners replace standard nuts and bolts. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with nuts and bolts.

- **Sealed, elevated drive system.** All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, helping to protect the system against dust, flooding and ground accumulations of snow and ice.

In April 2024, we launched NX Horizon Low Carbon, the industry's first solar tracker solution with a reduced carbon footprint, which means less embodied carbon dioxide equivalent greenhouse gas emissions compared to our traditional offshore-produced tracker. Initially offered in the U.S. market, our flagship NX Horizon solar tracker system is offered with locally sourced materials, including the use of the electric arc furnace (EAF) manufacturing, recycled steel, and logistics strategically located near project sites. Third-party verified Life Cycle Assessment (LCA) methodology provides our customers with documentation on reductions in carbon footprint, land use, water consumption and other metrics associated with the entire lifecycle, including sourcing, manufacturing, delivery, and operation of solar trackers.

Software solutions portfolio

We offer a number of software solutions to optimize the performance and capabilities of our tracking solutions. Our software is licensed on a separate basis and integrated with our tracker products, leveraging the embedded sensors, communication and control capabilities in these solutions. When we develop new software features, we can provide these capabilities to both our customers' existing installed fleet as well as new projects. Through software innovation, we have been able to improve energy yields and operability over time, providing differentiated benefits to our customers.

TrueCapture is an intelligent, self-adjusting tracker control system that uses machine learning to increase typical solar power plant energy yield between 1-2% for the majority of projects. While linked row tracking systems angle all rows in an identical direction facing the sun, TrueCapture boosts solar power plant production by continuously optimizing the position of each individual tracker row in response to site features such as varying topography and changing weather conditions.

NX Navigator assists solar power plant owners and operators in monitoring, controlling and protecting their solar projects. An intuitive dashboard helps plant managers to precisely visualize real-time operational data at the site, subfield and individual tracker level. In addition, NX Navigator's safety features include single click Hurricane/Typhoon Stow and Hail Stow modes, both of which quickly command solar trackers to rotate to maximum tilt positions towards user selected stow direction, in response to inclement weather and significantly reduce the risk of damage to the solar panels.

Zonal Diffuse expands on TrueCapture's yield optimization and control software and is a new tracking function that enhances energy generation during rapidly changing irradiance conditions. This new technology includes additional high spatial resolution sensing and new control algorithms, adjusting trackers to variations in cloud cover across the entire power plant. Power plants equipped with Zonal Diffuse can "chase clouds" for additional energy gains, without compromising tracking performance during clear sky conditions. Zonal Diffuse complements TrueCapture's terrain-adaptive row-to-row tracking mode and Split Boost, a tracking optimization algorithm for half-cell modules.

Benefits of our solution

We approach tracking with a holistic and forward-thinking view toward increasing solar power plant energy production levels and decreasing operating and maintenance costs. Our trackers provide high levels of performance and operability and improve over time through our separately licensed software solutions. We see trackers as not only a physical mounting and rotating platform for solar panels, but also as a nexus of intelligent control and optimization for the entire solar plant. Our innovative approach provides the following significant competitive advantages:

- **Next-generation architecture.** Our self-balancing, independent-row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

- **Advanced software and sensor capabilities.** We optimize performance and operability through hardware and software integration, validated by rigorous testing and field-based measurement and verification. Our software solutions interface with our network of data-mining sensors dispersed throughout the solar plant and enable operators to optimize performance for various shading and lighting conditions and efficiently manage the solar plant at scale.

- **Ease of deployment.** Our solutions are designed to enhance system configuration and planning for customers, reduce costs associated with grading, earthworks, anchoring, deployment and other installation, and reduce time to deploy and operationalize. Our trackers are self-powered, reducing ongoing system reliance on more costly AC power and allowing newly-constructed plants to begin generating solar power weeks or months sooner than tracking solutions that require external power to operate.

- **Future upgradability.** We take an innovative approach to 'future proofing' the optimization of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future software enhancements to our separately sold software solutions.

- **Severe weather mitigation.** Our systems combine multiple approaches to reduce risk of damage while maintaining as much energy production as feasible in severe weather conditions. Our trackers use wind stowing methods and damping based on research on dynamic wind force mitigation, reducing the risk associated with high winds while seeking to minimize energy production impacts. Our software also provides rapid stowing modes to reduce risk of damage from hail and a feature that automatically puts the panels into stow position shortly after a loss of utility power.

- **Superior production for bifacial solar panels.** Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

Customers

Our large and diversified customer base consists of over 200 active customers across more than 30 countries as of March 31, 2024. Customers and owners of our products include many of the largest and most successful companies in the industry. Our EPC customers often build multiple projects at a time for their customers and purchasing decisions are typically made on a per-project basis. A small number of customers deploy our products for ground-mounted distributed generation projects such as powering the customers' buildings or facilities. For fiscal year 2024, we derived 68% of our revenue from projects in the U.S. and 32% from projects in international markets.

In fiscal year 2023, we began our Volume Commitment Agreement ("VCA") program, which consists of signed contracts with developers, plant owners, and EPCs comprising multiple projects typically to be deployed over multiple years. By the end of fiscal year 2024, our backlog is over $4.0 billion and includes project-specific purchase orders and VCAs comprising multiple specific projects. We define backlog as executed contracts or purchase orders with deposits and specific bills of materials for EPCs and VCAs with customer deposits on portfolios of specific projects with indicated project start dates.

Sales and marketing

Our sales and marketing strategy is focused on building long-term relationships with key parties involved in developing, building, owning and maintaining utility-scale solar projects. We educate those parties on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance and advanced software and sensor capabilities compared to competing products. We leverage a variety of techniques to build awareness of and communicate our value propositions, including comprehensive digital marketing campaigns, independent studies, white papers, training programs, thought leadership seminars and participation in industry conferences and events. We sell systems both on an individual project basis and through long-term master supply agreements.

Our collaborative, full-project-lifecycle approach to selling involves working closely with developers, independent engineers, EPCs and their subcontractors, project operators and owners, and operations and maintenance providers. We work collaboratively with customers and stakeholders as a strategic partner through all stages of the project lifecycle to ensure success, including collaborating on site design/layout, wind studies, geotechnical analysis and value engineering. Once the sale is completed, our project management teams continue engaging with the customer through installation and commissioning phases to ensure smooth delivery and project execution. Our asset management team then provides ongoing technical and general customer support for the life of the project, offering system monitoring, training programs, spare parts management and other maintenance services. This approach creates a broad array of touchpoints with the customer organization, strengthening loyalty in the relationship that drives repeat business and entry into new markets with the customer.

We have regional sales leaders based in each market that are supported by local project engineering teams and other specialists to help customers evaluate our solutions and optimize system designs in the context of local market characteristics. Due to the critical role of trackers in utility-scale power plants, tracker procurement is based on a complex set of buying criteria with input often coming from multiple stakeholders. As a result, we frequently engage with multiple parties in the sales process including the direct purchaser, such as a developer or EPC, and other stakeholders, such as the long-term plant owner. We believe our comprehensive go-to-market approach throughout the project lifecycle creates stickiness and loyalty in all stakeholder relationships, which can be carried forward as customers expand into new markets.

Our globally diversified operational footprint places sales, engineering and key product and project support functions in close proximity to major tracker markets around the world. This enables us to ensure customer success throughout the project lifecycle, from sales and project design engineering leveraging local expertise to optimize system designs for regional requirements, through deployment and commercial operation. We are well-positioned to provide timely commercial and technical support with personnel in the local time zone and within short travel distances to customer and project sites.

In the United States, we maintain dedicated sales staff principally in California and Tennessee, providing coverage across an expansive geographic market. Our international sales representatives are located in Spain (Madrid and Seville), Australia (Manly), Mexico (Mexico City), India (Hyderabad), United Arab Emirates (Dubai) and Brazil (São Paulo). Sales employees in Madrid, Manly, Mexico City, Hyderabad and São Paulo are supplemented by regional project engineering and project management staff with significant local expertise. These regional teams leverage deep understanding of local jurisdictions, regulations, language and culture, and location-specific installation considerations of each project to foster customer success. Several international offices complement our U.S. headquarters with supply chain, operations and R&D support. Our Hyderabad, India office had over 300 employees across sales, engineering, project management and corporate support

functions as of March 31, 2024. This office serves not only as a regional hub to support deployments in South Asia and the emerging Middle East and Africa markets, but also as an independent R&D center that conducts parallel technology development alongside our U.S. headquarters, accelerating time to market for new features and products.

Research and development

We commit significant resources to our research and development efforts in order to maintain and extend our differentiated technology and innovation leadership and to enhance value for our customers.

We operate state of the art product testing facilities to conduct functional and reliability testing for both individual components and complete system architectures. Approximately 7,800 square feet of laboratory space is dedicated to rapid prototyping and mechanical, electrical and environmental analysis of our products. Our "Center of Solar Excellence" is located adjacent to our Fremont, California headquarters. This six-acre outdoor facility serves as a collaborative technology showcase and research facility, enabling our engineering teams and technology partners to develop, test and commercialize proprietary technologies in a real-world power plant setting. This facility is co-located with our core engineering personnel and allows us to accelerate time-to-market for new products. Additionally, we have a Center of Solar Excellence located in Brazil.

We also sponsor an internal program to incubate new product concepts with a dedicated team focused on next generation technologies. This team explores a variety of ideas for potential adoption by our core business. It has considered concepts such as plant-level software and control solutions, modular power plant and microgrid platforms, and intelligent integration of power plant components and systems.

We believe we lead the industry in R&D related to severe weather mitigation and have pioneered work in dynamic wind force analysis in collaboration with leading engineering firms. Our groundbreaking wind-tunnel studies led to the characterization of phenomena such as vortex shedding and influenced tracker wind-protection strategies throughout the industry. Similarly, to understand hail damage risk, we worked with third-party labs to develop optimized protection strategies which ultimately informed our NX Navigator tool. We have a team with significant experience in the solar tracking industry from a number of engineering fields, including electrical, civil and mechanical. As of March 31, 2024, we had 277 employees in R&D, inclusive of engineers, data scientists, and other related functions.

Our R&D efforts extend beyond the tracker and include initiatives related to the integration of other power plant components to reduce costs and improve performance, availability and dispatchability. The team has successfully extended our core technologies to offer superior integration with energy storage systems as they become prevalent.

Intellectual property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. As of March 31, 2024, we had 104 issued U.S. patents, 227 granted non-U.S. patents and 295 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending applications across our product portfolio. Our U.S. issued patents are scheduled to expire between 2028 and 2041. We have an additional 115 granted U.S. and non-U.S. patents with 11 U.S. and non-U.S. patents applications pending from recent patent applications that are in progress. Our patents cover the broad range of our solutions, including mounting, assemblies, software, methods and solar tracker-related technologies.

In addition to patent protections, we rely on trade secret laws in the U.S. and similar laws in other countries to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce.

We also use confidentiality agreements and other contractual arrangements to protect our intellectual property. Our policy is for our employees to enter into confidentiality and proprietary information agreements to address intellectual property protection issues and to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. We may not have entered into such agreements with all applicable personnel, customers and partners, and, in the case of proprietary information agreements, such agreements may require additional documentation to assign any proprietary information to us. Moreover, such individuals or entities could breach the terms of such agreements.

Government incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. The range and duration of these incentives varies widely by geographic market. The market for grid-connected applications, where solar power is sold into organized electric markets or under power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives.

United States federal incentives

Historically, the most significant incentive program to our business has been the investment tax credit ("ITC") for solar energy projects. The ITC allows a taxpayer to offset its federal income tax liability by a percentage of its eligible cost basis in a solar energy system put to commercial use. More recently, federal incentives related to the production of domestic content have provided additional incentives as further described below.

The Inflation Reduction Act of 2022 ("IRA") made significant changes to the incentives available to solar energy projects. As a result of changes made by the IRA, United States taxpayers may be entitled to a 30% ITC for certain qualifying projects placed in service after 2021 and increased further to 40% for projects placed in service after 2022 that satisfy certain "domestic content" requirements. For projects placed in service after 2022, these credit amounts are subject to an 80% reduction if the project (1) does not satisfy prevailing wage and apprenticeship requirements, (2) has a maximum net output that is greater than or equal to one megawatt of electrical (as measured in alternating current) or thermal energy and (3) begins construction on or after January 29, 2023 (the date that is 60 days after the Internal Revenue Service ("IRS") released guidance relating to the prevailing wage and apprenticeship requirements).

Under the IRA, for certain qualifying projects placed in service after 2024, each of the ITC and the production tax credit ("PTC"), will be replaced by similar "technology neutral" tax credit incentives that mimic the ITC and PTC, but also require that projects satisfy a "zero greenhouse gas emissions" standard in order to qualify for the tax credits. This new tax credit regime will continue to apply to projects that begin construction prior to the end of 2033, at which point the credits will become subject to a phase-out schedule.

In addition, certain other incremental tax credits are potentially available for facilities located in "energy communities" or "low income communities" or that are part of "low-income benefit projects" or "low-income residential building projects." Alternatively, under the IRA, United States taxpayers can receive a PTC, but not both the PTC and ITC for the same project. The PTC is available for electricity produced by a qualifying solar project and sold to unrelated persons in the ten years following the qualifying solar project's placement in service and is equal to an inflation-adjusted amount of 2.75 cents per kilowatt hour for calendar year 2023 (for projects placed in service after 2021), for every kilowatt-hour of electricity produced by a qualifying solar project, which inflation-adjusted amount is updated annually. The credit is increased by 10% of the credit amount for projects that satisfy "domestic content" requirements. The PTC is subject to the same 80% reduction if certain requirements are not met, and other incremental credits are available for the PTC as well.

A qualified facility or energy project generally seeking a domestic content bonus credit must satisfy certain U.S. domestic sourcing or production requirements for iron, steel and manufactured products. In addition, the United States taxpayer reporting a domestic content bonus credit must satisfy certain certification, recordkeeping, and substantiation requirements.

On May 12, 2023, the U.S. Treasury Department and the IRS released Notice 2023-38 providing guidance with respect to the IRA's domestic content bonus credit. In Notice 2023-38, the Treasury Department and the IRS announced their intent to propose regulations in the future that will apply to taxable years ending after May 12, 2023, and that in the interim, taxpayers may rely on the rules described in Notice 2023-38 for the domestic content bonus credit requirements for any qualified solar energy project the construction of which begins before the date that is 90 days after the date of publication of the forthcoming proposed regulations in the Federal Register.

More recently, the U.S Treasury Department and the IRS released Notice 2024-41 on May 16, 2024 providing additional guidance with respect to the IRA's domestic content bonus credit, which provides a new safe harbor that taxpayers may elect to use to classify applicable project components and calculate the domestic cost percentage in an applicable project to qualify for the domestic content bonus credit amounts.

On December 15, 2023, the U.S. Treasury Department and the IRS issued a notice of proposed rulemaking and public hearing providing initial guidance on the Section 45X advanced manufacturing production credit (the "Section 45X Credit"), which is a

per-unit tax credit that is earned over time for each clean energy component domestically produced and sold by a manufacturer.   In addition to solar cells, panels, inverters, battery components and other solar energy components, such tax credits are available for U.S. manufacturing of certain tracker components—specifically, torque tubes and structural fasteners. The Section 45X Credits are available through the end of calendar year 2032 for manufacturers of eligible components that are produced in the United States and sold to an unrelated party after 2022.

The amount of the Section 45X Credit varies depending on the eligible component. In the case of torque tubes and structural fasteners, the credit amount is equal to 87 cents per kilogram and $2.28 per kilogram, respectively, through the end of 2029.

The Section 45X Credit amount will be reduced by 25% of these amounts in each of calendar years 2030, 2031 and 2032. We expect our eligible U.S. manufacturing suppliers to avail themselves of the Section 45X Credits and we will seek to apportion some of these economic benefits into our cost of acquiring torque tubes and fasteners.

While the Section 45X Credits available under the IRA may provide for tax benefits, the proposed regulations have not been finalized and remain subject to public comment. There is uncertainty as to how the provisions under the IRA will be interpreted and implemented. While we believe that certain of our products, namely our torque tubes and a portion of our structural fasteners, will qualify under Section 45X, our ability to ultimately benefit from Section 45X and other IRA tax credits is not guaranteed and is dependent to a large degree upon the final scope, terms and conditions of the Treasury regulations.

Changes to tax laws and regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects, including our ability to optimize those changes brought about by the passage of the IRA.

The federal government also currently permits accelerated depreciation by the owner, and in some cases "bonus" depreciation (e.g., 100% in the case of property placed in service during 2022 and then phasing out 20% per year thereafter), based on the year the property is placed in service, for certain equipment it purchases, including solar energy systems.

State and local incentives

Many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date.

Some states also offer incentives for distributed generation solar projects, such as a corporate investment or production tax credit for renewable energy facilities. Additionally, many states and local jurisdictions have established property tax incentives for renewable energy facilities that include exemptions, exclusions, abatements and credits.

International incentives

The international markets in which we operate or may operate in the future may have in place policies to promote renewable energy, including solar. These mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives in international jurisdictions.

Manufacturing

We utilize a 'capex-light' manufacturing model, in which most components, including steel parts, are produced by outside qualified vendors through contract manufacturing arrangements. As of March 31, 2024, total global manufacturing capacity was approximately 1,000 MW per week, enabling the support of approximately 50 GW of annual shipments. By outsourcing most of our product manufacturing, we achieved this global capacity with close to no capital investment.

As of March 31, 2024, we had more than 80 suppliers located in 19 countries across five continents. This supply chain diversity reflects unique strategies for each of our key global customer markets, optimizing landed costs and lowering risk. We intend to continue to expand our manufacturing footprint to further enable local content in the markets we service.

For the U.S. market, in 2018 following the introduction of tariffs by the U.S. government on imports of Chinese steel and certain solar equipment, we shifted our supply chain to U.S. and other non-China vendors where possible, supplementing capacity with neighboring countries and countries with favorable commercial relationships with the U.S. In some other countries, we developed locally sourced components in order to meet regulatory or customer requirements.

In 2021 and 2022, we further expanded our U.S. supply chain vendor relationships in response to ongoing global logistics and shipping challenges and in anticipation of possible U.S. federal legislation incentivizing domestic manufacturing. The IRA implemented such incentives by, among other things, providing manufacturing tax credits for producing and selling certain tracker components (torque tubes and structural fasteners) in the U.S., and providing an enhanced ITC for solar projects that meet domestic content requirements. See the section entitled "Business—Government incentives—United States federal incentives."

Our U.S. supply chain approach has been to secure raw material supply commitments with steel mills located in various regions of the U.S. The steel coils produced by such mills are transferred directly to manufacturing suppliers, also known as fabricators, with whom we have established contract manufacturing agreements to produce finished tracker parts such as our primary component torque tubes. We currently have contracts to provide us with a total annual capacity of more than 30 GW of manufacturing for our primary components. More than 15 U.S. fabricators currently manufacture various tracker components. We have prioritized geographic location as a key criterion for U.S. fabricator selection, resulting in a regionally distributed network of manufacturing facilities that are often co-located with or near U.S. mills where steel is melted, processed and coated domestically. This minimizes material handling costs between production steps while reducing transportation costs and delivery times to regional customer project sites.

Monitoring and control of our global supply chain is accomplished through our internal enterprise resource planning ("ERP") system. Additionally, we have invested in solutions to further enhance real-time tracking through business systems and business intelligence tools providing visibility into all supply chain key performance indicators and enabling rapid response in case of any deviations. Along with these systems, we also have a dedicated team focused on environmental, trade compliance and other external risks, supporting a pro-active approach to planning for potential risks and developing strategies to mitigate them. We utilize a rigorous internal demand forecasting process to ensure sound decisions around capacity development and supplier diversification over the appropriate time horizons. Our regular suppliers have entered into a "Global Business Agreement" with us, providing contractual parameters to right-size their inventory of finished and semi-finished goods and facilitating on-time deliveries to us.

To reduce material movement and inventory, we prioritize drop-shipping all components manufactured by our vendors directly to customer sites. This allows us to minimize warehousing of finished goods inventories, which are used mainly for contingency purposes and warranty replacements. We lease approximately 11,000 square feet of warehouse space across three facilities in California and Tennessee.

Competition

Our solutions are specialized products that are specific to the solar industry. The expertise required to design trackers and customers' reluctance to purchase products from new entrants with a limited history has resulted in a bifurcation of providers based on their track record with major customers. Our principal competitors are Array Technologies (including STi Norland), GameChange Solar, PV Hardware, FTC Solar, Arctech Solar and Soltec. We also compete with smaller market participants in various geographies. From time to time, we compete indirectly with manufacturers of fixed-tilt systems in certain emerging markets.

We believe the principal factors that drive competition between vendors in the market include:

- established track record of product performance;
- system energy yield;
- software capabilities;
- product features;
- total cost of ownership and return on investment;
- reliability;
- customer support;
- product warranty terms;
- services;

- supply chain and logistics capabilities; and

- financial strength and stability.

Environmental, Social and Governance (ESG)

Our commitment to ESG is central to Nextracker's mission and vision. We envision a world powered by renewable energy where clean, affordable power is available to all. We are on a mission to be the most trusted and valued renewable energy company by delivering intelligent, reliable, and productive solar power.

Our focus on sustainability and environmental stewardship starts with our commitment to the clean energy transition, offering low carbon technology solutions and sustainable supply chain initiatives.

Nextracker is committed to fostering, cultivating, and preserving a culture of diversity, equity, and inclusion. We work together in an open, collaborative environment that offers autonomy and flexibility, engages employees intellectually, and allows for camaraderie and team building.

The Nominating, Governance and Public Responsibility Committee of our Board of Directors has oversight over our ESG strategy. Since becoming a fully independent company in January 2024, we have established an executive council and a cross-functional working group within the company to drive our ESG initiatives. Our ESG team meets quarterly with the executive leadership team, executive council, and the working group to review our strategy, program, and progress.

Privacy and Data Protection Laws and Regulations

We are or may become subject to a variety of federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy and data protection. For example, in the United States, at the federal level, Section 5 of the Federal Trade Commission Act prohibits unfair or deceptive practices in or affecting commerce, which extends to privacy and data protection practices. There is also discussion in Congress of new federal privacy and data protection laws to which we may become subject if enacted. At the state level, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, requires companies that process information relating to California residents to implement stringent data protection measures and to make disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties. Similar laws have passed in a number of other states and additional privacy and data protection laws have been proposed in other states. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

At the international level, we are subject to the EU General Data Protection Regulation ("EU GDPR") and its equivalent in the United Kingdom ("UK GDPR"), which impose stringent operational requirements on both data controllers and data processors, and introduce significant penalties for non-compliance. While the EU GDPR and UK GDPR remain substantially similar for the time being, the UK government has announced that it would seek to chart its own path on privacy and data protection and reform its relevant laws, including in ways that may differ from the EU GDPR. Legal developments in the European Economic Area ("EEA") and the United Kingdom also have created complexity and uncertainty regarding processing and transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA and the United Kingdom.

If laws, regulations, rules and industry standards relating to privacy and data protection are implemented, interpreted or applied in a manner inconsistent with our current or future practices or policies, or if we fail to comply with applicable laws or regulations, we could be subject to investigations, enforcement actions and other proceedings. See Item 1A—Risk Factors —"Failure to comply with current or future federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy and data protection could adversely affect our business, financial condition, results of operations and prospects" for more information regarding other risks related to privacy and data protection.

Human Capital

As of March 31, 2024, we had approximately 1,050 full-time employees. Our employees span eight offices globally, including over 270 employees in technical, development or engineering roles. We frequently hire sales, engineering, operational and corporate support staff in countries outside the U.S. in order to better and more efficiently support our regional customers' solar projects and supply chain activities. As of March 31, 2024, approximately 43% of our employees are based in the U.S.,

approximately 30% of our employees are based in India and the remainder of our employees are based in other international offices. To a lesser extent, we also use contract workers retained through third-party agencies.

Talent management, diversity, equity and inclusion

We strive to instill a culture of embracing global perspectives, difference of thought and inclusiveness. Our strength comes from the dedication, talent, experience and perspective of every employee in our operation. In order to foster an inclusive working environment around the world, we provide our employees with communications, discussion opportunities, as well as training and resources to enhance their awareness of diversity, equity and inclusion issues. As part of the employee on-boarding process, diversity and inclusivity training is required and provided through our global learning management system. In addition, we have established a global Head of Talent Management and DEI who reports directly to our Chief Human Resources Officer.

Ongoing engagement and growth for employees is critical to our success, and we help foster this growth through educational opportunities, dynamic work assignments and leadership development. Our employees manage their career development through annual performance appraisals. Managers are empowered to facilitate this growth through regular check-ins and feedback sessions with their direct reports. As part of our diversity and inclusion activities, we have established global employee resource groups ("ERGs"). These ERGs actively support and drive inclusive programs and employee events.

We encourage our employees to engage with leadership and provide feedback on how we are doing and how we can better meet their needs. In addition to engagement activities such as town halls and all-hands meetings, we survey employees periodically to evaluate the employee experience.

Fair wages and benefits

Our total rewards packages are designed to be competitive in the markets in which we operate and are linked to company results and employee performance. We are subject to certain domestic and foreign employment laws regarding wage and benefit requirements. In addition, all of our employees in Spain and Brazil, which together represent less than 14% of our workforce as of March 31, 2024, are covered by local collective bargaining agreements.

Wellness, health and safety

Providing a safe environment for our employees to thrive is one of our core values. We promote a safety culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. Our safety management system was certified compliant with the global ISO 45001 standard in 2023.

We build awareness and share specific information about safety with employees around the world through a number of pathways. Our staff are trained to be competent and to do their jobs safely, and we offer extensive safety training for those that need additional protocols. We offer a range of internal and external safety trainings, ranging from basic safety on-boarding training for all staff, to highly specialized technical safety training for certain roles, e.g. electrical safety or hazardous materials handling.

We have risk assessment and control processes in place designed to prevent injuries and minimize operational risks, including incident reporting and analysis. We have developed a standard process across the business providing consistent identification, evaluation and control of existing and potential workplace hazards. Our standardized incident analysis process enables us to determine root causes of injuries, implement corrective actions and prevent recurrence, and provides improved data analytics and lessons learned.

Environmental laws and regulations

We are subject to a variety of environmental, health and safety ("EHS") laws and regulations in the jurisdictions in which we operate and in which our products are distributed. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous materials, chemicals and wastes at some of our facilities in connection with our maintenance, research and product development, and testing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such materials, chemicals or wastes, or to comply with EHS legal requirements applicable to product content, labeling, distribution or disposal, could subject us to potentially significant liabilities, clean-up costs,

monetary damages and fines or suspensions in our business operations. In addition, some of our facilities could be located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

Corporate Information

Our principal executive offices are located at 6200 Paseo Padre Parkway, Fremont, California 94555 and our telephone number is (510) 270-2500. Our website address is www.nextracker.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Governance

We have a publicly available code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code is available on the governance section of our investor relations website.

Available Information

We are required to file annual, quarterly and current reports and other information with the SEC. Such reports and other information filed or furnished by us with the SEC are available free of charge on our website at https://investors.nextracker.com/financials/sec-filings, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. The SEC maintains a website that contains the materials we file with or furnish to the SEC at www.sec.gov. Our website, the SEC's website and the information contained therein or linked thereto are not part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Our business and our ability to execute our strategy are subject to many risks. These risks and uncertainties include, but are not limited to, the following:

Summary of Risk Factors

- The demand for solar energy and, in turn, our products is impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

- Competitive pressures within our industry may harm our business, revenues, results of operations, financial condition and prospects.

- We face competition from conventional and other renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions.

- Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.

- Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

- The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

- International regulation of and incentives for solar projects vary by jurisdiction and may change or be eliminated.

- Our failure to maintain appropriate environmental, social, and governance practices and disclosures could result in reputational harm, a loss of customer and investor confidence, and adversely affect our business and financial results.

- We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

- Economic, political and market conditions can adversely affect our business, financial condition, and results of operations.

- Our business and industry, including our customers and suppliers, are subject to risks of severe weather events, natural disasters, climate change and other catastrophic events.

- Our business, operating results, and financial condition could be materially harmed by evolving regulatory uncertainty or obligations applicable to our products and services.

- Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

- We may not be able to convert our orders in backlog into revenue*.*

- A further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

- A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations and cash flows.

- Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

- We may experience delays, disruptions or quality control problems in our product development operations.

- Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

- Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

- A drop in the price of electricity sold may harm our business, financial condition, and results of operations.

- Technological advances in the solar components industry could render our systems uncompetitive or obsolete.

- If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce our intellectual property, our business and results of operations could be materially harmed.

- Cybersecurity or other data security incidents could harm our business, expose us to liability and cause reputational damage.

- We are required to pay others for certain tax benefits that we are deemed to realize under the Tax Receivable Agreement, and the amounts we may pay could be significant.

- Our indebtedness could adversely affect our financial flexibility and our competitive position.

Investing in our Class A common stock involves a high degree of risk. If any of the following risks occur, it could have a material adverse effect on our business, financial condition, results of operations or prospects. Risks that are not presently known to us or that we do not currently consider material could also have a material adverse effect on our business, financial condition and results of operations. If any of these or the following risks occur, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Some statements in this Annual Report, including statements in the following risk factors, constitute forward-looking statements. See the section entitled "Special note regarding forward-looking statements."

Risks related to our business and our industry

The demand for solar energy and, in turn, our products is impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

Our future success depends on continued demand for utility-scale solar energy. Solar energy is a rapidly evolving and competitive market that has experienced substantial changes in recent years, and we cannot be certain that EPCs, developers, owners and operators of solar projects will remain active in the market or that new potential customers will pursue solar energy as an energy source at levels sufficient to grow our business. The demand for solar energy, and in turn, our products, may be affected by many factors outside of our control, including:

- availability, scale and scope of government subsidies, government and tax incentives and financing sources to support the development and commercialization of solar energy solutions;

- levels of investment by project developers and owners of solar energy products, which tend to decrease when economic growth slows;

- the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products;

- local, state and federal permitting and other regulatory requirements related to environmental, land use and transmission issues, each of which can significantly impact the feasibility and timelines for solar projects;

- technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid;

- the cost and availability of raw materials and components necessary to produce solar energy, such as steel, polysilicon and semiconductor chips; and

- regional, national or global macroeconomic trends, including increased interest rates or a reduction in the availability of project debt financing, which could affect the demand for new energy resources and customers' abilities to finance new projects.

If demand for solar energy fails to continue to grow, demand for our products will plateau or decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. If we are not able to mitigate these risks and overcome these difficulties successfully, our business, financial condition and results of operations could be materially and adversely affected.

Competitive pressures within our industry may harm our business, results of operations, financial condition and prospects.

We face intense competition from a large number of solar tracker companies in nearly all of the markets in which we compete. The solar tracker industry is currently fragmented. This may result in price competition which could adversely affect our revenue and margins.

Some of our competitors are developing or are currently manufacturing products based on different solar power technologies that may ultimately have costs similar to or lower than our projected costs. In addition, some of our competitors have or may in the future have lower costs of goods sold, lower operating costs, greater name and brand recognition in specific markets in which we compete or intend to sell our products, greater market shares, access to larger customer bases, greater resources and significantly greater economies of scale than we do. Additionally, new competitors may enter our market as a result of, among other factors, lower research and development costs.

We may also face adverse competitive effects from other participants in the solar industry. For example, the price for solar panels has experienced significant declines in several markets globally in recent periods. Substantial pricing declines for panels can make the returns on investment for tracker technology less competitive in comparison to fixed tilt racking systems. In addition, other risks include EPCs subjecting their subcontractors who compete for their business, such as us, to contractual clauses that carry higher contractual risk to us, such as "pay if paid" clauses that requires an EPC to pay us only when the EPC's end customer pays the EPC, higher liquidated damages amounts, increased contractual liabilities above 100% of the contract value and more limited force majeure clauses, among others.

In addition, part of our strategy is to continue to grow our revenues from international markets. Any new geographic market could have different characteristics from the markets in which we currently sell products, and our ability to compete in such markets will depend on our ability to adapt properly to these differences. We may also face competition from lower cost providers in any new markets we enter, which could decrease the demand for our products or cause us to reduce the cost of our products in order to remain competitive. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We face competition from conventional and other renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions.

We face significant competition from providers of conventional and renewable energy alternatives such as coal, nuclear, natural gas and wind. We compete with conventional energy sources primarily based on price, predictability of price and energy availability, environmental considerations and the ease with which customers can use electricity generated by solar energy projects. If solar energy systems cannot offer a compelling value to customers based on these factors, then our business growth may be impaired.

Conventional energy sources generally have substantially greater financial, technical, operational and other resources than solar energy sources, and as a result may be able to devote more resources to research, development, promotion and product sales or respond more quickly to evolving industry standards and changes in market conditions than solar energy systems. Conventional and other renewable energy sources may be better suited than solar for certain locations or customer requirements and may also offer other value-added products or services that could help them compete with solar energy sources. In addition, the source of a majority of conventional energy electricity is non-renewable, which may in certain markets allow them to sell electricity more cheaply than electricity generated by solar generation facilities. Non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources such as sunlight. The cost-effectiveness, performance and reliability of solar energy products and services, compared to conventional and other renewable energy sources, could materially and adversely affect the demand for our products and services, which could have a material adverse effect on our business, financial condition, and results of operations.

Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.

Many of our products are used in large-scale projects, which generally require a significant amount of planning and preparation and which can be delayed and rescheduled for a number of reasons, including customer or partner labor availability, difficulties in complying with environmental and other government regulations or obtaining permits, interconnection delays, financing issues, changes in project priorities, additional time required to acquire rights-of-way or property rights, unanticipated soil conditions, or health-related shutdowns or other work stoppages. These delays may result in unplanned downtime, increased costs and inefficiencies in our operations, and increased levels of excess inventory.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. Because we recognize revenue on projects as legal title to equipment is transferred from us to the customer, any delays in large projects from one quarter to another may cause our results of operations for a particular period to fall below expectations. We have experienced seasonal and quarterly fluctuations in the past as a result of fluctuations in our customers' businesses, changes in local and global market trends, as well as seasonal weather-related disruptions. For example, our customers' ability to install solar energy systems is affected by weather, such as during the winter months. Inclement weather may also affect our logistics and operations by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers' solar projects.

Further, given that we operate in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flows may fluctuate, and our past quarterly results of operations may not be good indicators of future performance or prospects. Any substantial fluctuation in revenues could have an adverse effect on our financial condition, results of operations, cash flows and stock price for any given period. In addition, revenue, and other operating results in future fiscal quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

Federal, state, local, and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates, subsidies and other financial incentives. The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market.

This segment of the solar industry has historically depended in large part on the availability and size of government incentives supporting the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These reductions, eliminations or expirations could occur without warning. Any changes to the existing framework of these incentives could cause fluctuations in our results of operations.

The IRA made significant changes to the federal income tax credits available to solar energy projects, including the availability of investment tax credits ("ITC") for certain qualifying projects. Investments in certain solar projects may qualify for a domestic content bonus credit amount if the solar energy project satisfies certain "domestic content" requirements.

On May 12, 2023, the U.S. Treasury Department and the IRS released Notice 2023-38 providing guidance with respect to the IRA's domestic content bonus credit. In Notice 2023-38, the Treasury Department and the IRS announced their intent to propose regulations in the future that will apply to taxable years ending after May 12, 2023, and that in the interim, taxpayers may rely on the rules described in Notice 2023-38 for the domestic content bonus credit requirements for any qualified solar energy project the construction of which begins before the date that is 90 days after the date of publication of the forthcoming proposed regulations in the Federal Register.

On June 21, 2023, the U.S. Treasury Department and the IRS issued notices of proposed rulemaking and public hearing and temporary regulations providing initial guidance on the direct payment election under Section 6417 of the Internal Revenue Code (the "IRC") and the elective transfer provisions of Section 6418 of the IRC. The proposed Treasury regulations were subsequently finalized. The Section 6417 Treasury regulations are effective as of May 10, 2024, while the Section 6418 Treasury regulations become effective on July 1, 2024.

On December 15, 2023, the U.S. Treasury Department and the IRS issued a notice of proposed rulemaking and public hearing providing initial guidance on Section 45X of the IRC advanced manufacturing production credit, established by the IRA (the "Section 45X Credit") which is a per-unit tax credit that is earned over time for each clean energy component domestically produced and sold by a manufacturer. Guidance issued by the U.S. Treasury Department regarding the availability of ITC has changed in the past and is subject to change in the future.

On May 16, 2024, the U.S Treasury Department and the IRS released Notice 2024-41 providing additional guidance with respect to the IRA's domestic content bonus credit, which provides a new safe harbor that taxpayers may elect to use to classify applicable project components and calculate the domestic cost percentage in an applicable project to qualify for the domestic content bonus credit amounts.

Generally, a qualified facility or energy project seeking a domestic content bonus credit must satisfy certain U.S. domestic sourcing or production requirements for iron, steel and manufactured products. In addition, the United States taxpayer reporting a domestic content bonus credit must satisfy certain certification, recordkeeping and substantiation requirements.

In lieu of the ITC, as a result of changes made by the IRA, United States taxpayers may also be allowed to elect to receive a production tax credit ("PTC") for qualified solar facilities if the construction begins before January 1, 2025, if the facility is placed in service for federal income tax purposes after 2021.

The PTC is available for electricity produced by a qualifying solar project and sold to unrelated persons in the ten years following the qualifying solar project's placement in service and is equal to an inflation-adjusted amount of 2.75 cents per kilowatt hour for calendar year 2023 (for projects placed in service after 2021), for every kilowatt-hour of electricity produced by a qualifying solar project, which inflation-adjusted amount is updated annually. The available credit amount is increased by up to 10% if the domestic content requirements described above are satisfied. The amounts of any PTCs or ITCs are subject to change by order of the IRS.

Under the IRA, for certain qualifying projects placed in service after 2024, each of the ITC and PTC will be replaced by similar "technology neutral" tax credit incentives that mimic the ITC and PTC, but also require that projects satisfy a "zero greenhouse gas emissions" standard in order to qualify for the tax credits. This new tax credit regime will continue to apply to projects that begin construction prior to the end of 2033, at which point the credits will become subject to a phase-out schedule.

While these changes are intended to encourage investments in new solar projects, the impact these changes will have on our results of operations is unclear. For example, if we are unable to meet the domestic content requirements necessary for

customers using our tracker products to qualify for the incremental domestic content bonus credit and our competitors are able to do so, we might experience a decline in sales for U.S. projects.

The U.S. Treasury Department has provided certain guidance on the domestic content requirements; however, further clarifications may be forthcoming and it is possible customers may impose certain domestic content requirements on us as a result. Such domestic content requirements may increase our production costs. Further, the timing and nature of the U.S. Treasury Department's eventual proposed and final implementing regulations, which are expected to supersede Notice 2023-38 and Notice 2024-41, remain uncertain. When final implementing regulations for domestic content requirements are released, we may not have an adequate supply of tracker products satisfying the domestic content requirements to meet customer demand. In addition, compliance with domestic content requirements may significantly increase our record-keeping, accounting and production costs. As a result of these risks, the domestic content requirements may have a material adverse impact on our U.S. sales, business and results of operations.

If our customers are unable to satisfy their respective prevailing wage and apprenticeship requirements under the IRA, the tax credits available to the customers will be lower than the credits available prior to the IRA. If a significant portion of our customers are unable to satisfy prevailing wage and apprenticeship requirements under the IRA, demand for our tracker products may be adversely impacted by the reduced tax credits available to our customers, which could have a material adverse effect on our business, financial condition, and results of operations.

While the Section 45X Credit available under the IRA may provide for tax benefits, the proposed regulations have not been finalized and remain subject to public comment. There is uncertainty as to how the provisions under the IRA will be interpreted and implemented. While we believe that certain of our products, namely our torque tubes and a portion of our structural fasteners, will qualify under Section 45X, our ability to ultimately benefit from Section 45X and other IRA tax credits is not guaranteed and is dependent to a large degree upon the final scope, terms and conditions of the Treasury regulations.

Certain provisions of the IRA have been the subject of substantial public interest and have been subject to debate, and there are divergent views on potential implementation, guidance, rules, and regulatory principles by a diverse group of interested parties. There can be no assurance that the Company's products will fully qualify for the benefits under the IRA or that competitors will not disproportionately benefit or gain competitive advantages as a result of the IRA's implementation or interpretation. In addition, if our customers or suppliers incorrectly interpret the requirements of the IRA's tax credits and it is later determined that the tax credits were incorrectly claimed, we may be penalized.

As a result, the final interpretation and implementation of the provisions in the IRA could have a material adverse impact on the Company. Furthermore, future legislative enactments or administrative actions could limit, amend, repeal, or terminate IRA policies or other incentives that the Company currently hopes to leverage. Any reduction, elimination, or discriminatory application or expiration of the IRA may materially adversely affect the Company's future operating results and liquidity.

Changes to tax laws and regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects, including our ability to optimize those changes brought about by the passage of the IRA.

In addition, federal, state, local and foreign government bodies have implemented additional policies that are intended to promote or mandate renewable electricity generally or solar electricity in particular. For example, many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard ("RPS") that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date. While the recent trend has been for jurisdictions with RPSs to maintain or expand them, there have been certain exceptions and there can be no assurances that RPSs or other policies supporting renewable energy will continue. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPSs emerge from time to time in various jurisdictions. Reduction or elimination of RPSs, as well as changes to other renewable-energy and solar-energy policies, could reduce the potential growth of the solar energy industry and materially and adversely affect our business.

Moreover, policies of recent U.S. presidential administrations have created regulatory uncertainty in the renewable energy industry, including the solar energy industry, and have adversely affected and may continue to adversely affect our business. For example, in the span of less than six years, the United States joined, withdrew from, and then rejoined the 2015 Paris Agreement on climate change mitigation following changes in administration from former U.S. Presidents Obama and Trump to current U.S. President Biden. President Biden has not yet proposed a rule to regulate greenhouse gas emissions, and it is uncertain whether new regulations would promote solar energy development. In addition, the U.S. Supreme Court's decision

on June 30, 2022 in West Virginia v. EPA, holding that the U.S. Environmental Protection Agency ("EPA") exceeded its authority in enacting a subsequently repealed rule that would have allowed electric utility generation facility owners to reduce emissions with "outside the fence measures" may limit EPA's ability to address greenhouse gas emissions comprehensively without specific authorization from Congress.

International regulation of and incentives for solar projects vary by jurisdiction and may change or be eliminated.

The international markets in which we operate or may operate in the future may have or may put in place policies to promote renewable energy, including solar. These incentives and mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives and support in a new market.

There is no assurance that these governments will provide or continue to provide sufficient incentives and support to the solar industry or that the industry in any particular country will not suffer significant downturns in the future as the result of changes in public policies or government interest in renewable energy, any of which would adversely affect demand for our solar products.

Our failure to maintain appropriate environmental, social, and governance ("ESG") practices and disclosures could result in reputational harm, a loss of customer and investor confidence, and adversely affect our business and financial results.

Governments, customers, investors, and employees are enhancing their focus on ESG practices and disclosures, and expectations in this area are rapidly evolving and increasing. Failure to adequately maintain appropriate ESG practices that meet diverse stakeholder expectations may result in an inability to attract customers, the loss of business, diluted market valuation, and an inability to attract and retain top talent. In addition, standards, processes and governmental requirements for disclosing sustainability metrics may change over time, resulting in inconsistent data, or could result in significant revisions to our sustainability commitments or our ability to achieve them. As governments impose greenhouse gas emission reporting requirements and other ESG-related laws, we are subject to at least some of these rules and concomitant regulatory risk exposure. ESG compliance and reporting could be costly, and we could be at a disadvantage compared to companies that do not have similar reporting requirements.

For example, recently published rules by the SEC could require significantly expanded climate-related disclosures in our periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls regarding matters that have not been subject to such controls in the past. In addition, California recently enacted climate disclosure laws that may require companies to report on greenhouse gas emissions, climate-related financial risks, and the use of carbon offsets and emissions reduction claims. Similarly, we may be subject to the requirements of the EU Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU and EU member state regulations, or disclosure requirements on various sustainability topics. These requirements vary across jurisdictions, which may result in increased complexity and cost, for compliance. Furthermore, industry and market practices continue to evolve, and we may have to expend significant efforts and resources to keep up with market trends and stay competitive among our peers, which could result in higher associated compliance costs and penalties for failure to comply with applicable laws and regulations.

We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

We purchase our components through arrangements with various suppliers located across the globe. We depend on our suppliers to source materials and manufacture critical components for our products. Our reliance on these suppliers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules and costs which could disrupt our ability to procure these components in a timely and cost-efficient manner. Any shortages of components or raw materials for these products could affect our ability to timely deliver our products to our customers, which may result in liquidated damages or contractual disputes with our customers, harm our reputation and lead to a decrease in demand for our products.

For example, our products are manufactured from steel and, as a result, our business is significantly affected by the price of steel. When steel prices are higher, the prices that we charge customers for our products may increase, which may decrease demand for our products. Conversely, if steel prices decline, customers may demand lower prices and our and our competitors' responses to those demands could result in lower sale prices, lower volume, and consequently, negatively affect

our profitability. A significant portion of our steel is derived directly or indirectly from steel mills located in China. At times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, global capacity, import levels, fluctuations in the costs of raw materials necessary to produce steel, sales levels, competition, consolidation of steel producers, labor costs, transportation costs, import duties and tariffs and foreign currency exchange rates. The volatility in the availability and cost of steel may impact our business.

Further, if any of our suppliers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would need to identify, qualify and select acceptable alternative suppliers. An alternative supplier may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant disruption to our ability to procure our components, and our suppliers' ability to procure materials to manufacture components for our products could increase the cost or reduce or delay our ability to perform under our contracts and could adversely affect our business, financial condition, and results of operations.

In addition, as noted above, the recently enacted IRA provides incremental tax credits for U.S. solar projects satisfying domestic content requirements. While the impact of these requirements on us remains fluid and uncertain pending customer response and the release of future implementing regulations, if we are unable to provide our tracker products in a manner that satisfies applicable domestic content requirements, we might experience a decline in sales for U.S. projects, especially if our competitors are able to do so. In addition, compliance with these requirements may increase our production costs. In light of the foregoing, our U.S. sales, profitability and results of operations in the United States may be adversely affected by the applicable domestic content requirements which must be satisfied in order for solar projects to be eligible for these incremental credits.

Further, disruption in our supply chain and transportation channels, including changes by carriers and transportation companies relating to delivery schedules, shortages in available cargo capacity or labor availability, payment terms and frequency of service and pricing as well as cargo ship or shipping channel disruptions could impact our ability to timely deliver our products to our customers or increase delivery costs. For example, many shipping companies have paused shipments through the Suez Canal and the Red Sea as a result of attacks against commercial vessels in the area, causing rerouting of commercial vessels. As a result, we may experience increased costs and delivery delays.

Economic, political and market conditions can adversely affect our business, financial condition, and results of operations.

Macroeconomic developments, such as the global or regional economic effects resulting from the current Russia-Ukraine conflict and current Middle East instability, including the Israel-Hamas conflict (including the disruption of transporting goods through the Suez Canal), continued inflation and related economic curtailment initiatives, evolving trade policies or the occurrence of similar events that lead to uncertainty or instability in economic, political or market conditions, could have a material adverse effect on our business, financial condition, and results of operations. Local political issues and conflicts could have a material adverse effect on our results of operations and financial condition if they affect geographies in which we do business or obtain our components. A local conflict, such as the Ukraine-Russian War or the Middle East conflict, could also have a significant adverse impact on regional or global macroeconomic conditions, give rise to regional instability or result in heightened economic tariffs, sanctions and import-export restrictions in a manner that adversely affects us, including to the extent that any such actions cause material business interruptions or restrict our ability to conduct business with certain suppliers. Additionally, such conflict or sanctions may significantly devalue various global currencies and have a negative impact on economies in geographies in which we do business.

Adverse macroeconomic conditions, including slow growth or recession, high unemployment, labor shortages, ongoing or increasing inflation, tighter credit, higher interest rates, and currency fluctuations, may cause current or potential customers to reduce or eliminate their budgets and spending, which could cause customers to delay, decrease or cancel projects with us.

Our business and industry, including our customers and suppliers, are subject to risks of severe weather events, natural disasters, climate change, and other catastrophic events.

Our headquarters and testing facilities, which conduct functional and reliability testing for our components and products, are located in the Bay Area of Northern California and our solar projects are located in the U.S. and around the world. A severe weather event or other catastrophe impacting our headquarters or testing facilities could cause significant damage and disruption to our business operations. In addition, a severe weather event or other catastrophe could significantly impact our supply chain by causing delays in the shipping and delivery of our materials, components and products which may, in turn,

cause delays in our customers' solar projects. Our customers' ability to install solar energy systems is also affected by weather events, such as during the winter months, and other catastrophic events.

In addition, our operations and facilities and those of the third parties on which we rely are subject to the risk of interruption by fire, power shortages, nuclear power plant accidents and other industrial accidents, terrorist attacks and other hostile acts, cybersecurity attacks and other data security incidents, labor disputes, including labor shortages, public health issues, including pandemics such as the COVID-19 pandemic, and other events beyond our and their control. Any damage and disruption in any locations in which we have offices or in which our customers or suppliers operate, which are caused by severe weather events (such as extreme cold weather, hail, hurricanes, tornadoes and heavy snowfall), seismic activity, fires, floods and other natural disasters or catastrophic events could result in a delay or even a complete cessation of our worldwide or regional operations and could cause severe damage to our products and equipment used in our solar projects. Global climate change is increasing the frequency and intensity of certain types of severe weather events. Even if our tracker products are not damaged, severe weather, natural disasters and catastrophic events may cause damage to the solar panels that are mounted to our tracker products, which could result in decreased demand for our products, loss of customers and the withdrawal of coverage for solar panels and solar tracking systems by insurance companies. Any of these events would negatively impact our ability to deliver our products and services to our customers and could result in reduced demand for our products and services, and any damage to our products and equipment used for our solar projects could result in large warranty claims which could, individually or in the aggregate, exceed the amount of insurance available to us, all of which would have a material adverse effect on our business, financial condition, and results of operations.

Our business, operating results and financial condition could be materially harmed by evolving regulatory uncertainty or obligations applicable to our products and services.

Changes in regulatory requirements applicable to the industries and sectors in which we operate, in the United States and in other countries, could materially affect the sales and use of our products and services. In particular, economic sanctions and changes to export and import control requirements may impact our ability to sell and support our products and services in certain jurisdictions. If we were to fail to comply with export controls laws and regulations, U.S. economic sanctions or other similar laws, including restrictions from the international community, or conflict mineral regulations, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations and the possible loss of our export or import privileges.

Obtaining the necessary export license for a particular sale or transaction may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Further, U.S. export control laws and economic sanctions in many cases prohibit the export of services to certain U.S. embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. Even though we take precautions to ensure that we comply with all relevant export control laws and regulations, including restrictions from the international community, any failure to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for our products such as steel or for products used in solar energy projects more broadly, such as solar modules and solar cells.

More specifically, the United States has imposed tariffs and quotas on steel imports as well as tariffs on imported solar modules and cells. We use international suppliers of steel and these tariffs could result in interruptions in the supply chain and impact our costs and our gross margins. There currently is a safeguard tariff on most imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The Section 201 tariff is set at 14.25% until February 6, 2025, at which point it will drop to 14% until February 6, 2026. The Section 201 tariff has not applied to bifacial panels but the tariff exemption for bifacial panels will be revoked, subjecting bifacial panels to the Section 201 tariff. There also are tariffs on various solar equipment, including solar cells and modules, inverters and power optimizers, imported from China under Section 301 of the Trade Act of 1974. On May 14, 2024 the Office of the United States Trade Representative announced that President Biden had increased Section 301 tariffs on certain Chinese steel products to 25%, increased Section 301 tariffs on Chinese solar cells and modules to 50%, increased Section 301 tariffs on Chinese lithium-ion EV batteries and battery parts to 25% and would be increasing Section 301 tariffs on Chinese lithium ion non-EV batteries to 25% in 2026.

While the Section 201 and Section 301 tariffs on solar products are not directly applicable to our products, they may indirectly affect us by increasing the costs of components of solar energy projects, thereby adversely impacting the financial viability of solar energy projects in which our products are used, which could lead to decreased demand for our products.

The Biden Administration is expected to continue to modify its trade policies affecting materials and components for our products such as steel or for products used in solar energy projects more broadly, such as solar modules and batteries. The Biden Administration has announced that the Department of Energy and the Department of Commerce ("Commerce") will closely monitor solar module import patterns to ensure the U.S. market does not become oversaturated and will explore all available measures to take action against unfair practices. Consequently, U.S. trade policies continue to be in flux, and trade policies implemented by the Biden Administration could have an adverse effect on our business, financial condition, and results of operations. Furthermore, any change in administration following the 2024 presidential election could further impact trade policies.

On August 18, 2023, Commerce issued a final affirmative determination of circumvention with respect to certain crystalline solar photovoltaic ("CSPV") solar cells and modules produced in Vietnam, Malaysia, Thailand, and Cambodia using parts and components from China. As a result, CSPV cells and modules covered by the circumvention determination are now covered by, and, beginning on June 7, 2024, will be subject to, antidumping and countervailing duty ("AD/CVD") orders on CSPV cells and modules from China that have been in place since 2012. Imports of CSPV modules covered by the circumvention determination that enter before June 7, 2024 may also be subject to AD/CVD cash deposits if such modules are not installed on projects prior to December 3, 2024. Cash deposit rates for CSPV modules covered by the China AD/CVD orders vary significantly depending on the producer and exporter of the modules and may amount to over 250% of the entered value of the imported merchandise.

Additionally, on April 23, 2024 a group of U.S. solar manufacturers submitted an AD/CVD petition to Commerce requesting AD/CVD investigations of CSPV cells and modules produced in Cambodia, Malaysia, Thailand and Vietnam that are not covered by the circumvention proceeding finalized in August 2023. It is possible that Commerce could impose significant AD/CVD cash deposit requirements on imports of CSPV cells and modules covered by the petition.

While we do not produce or sell solar modules, AD/CVD cash deposits and duties collected on imports of CSPV modules could indirectly adversely impact our business by adversely impacting the projects incorporating our products. Such impacts are largely out of our control and may include project delays or cancellations.

The ultimate severity or duration of the expected solar panel supply chain disruption or its effects on our clients' solar project development and construction activities, and associated consequences on our business, is uncertain. More broadly, recent revisions to U.S. regulations governing AD/CVD proceedings make it easier for domestic companies to obtain affirmative determinations in such proceedings, which could result in future successful petitions and administrative decisions that limit imports from Asia and other regions.

Tariffs and the possibility of additional tariffs in the future have created uncertainty in the solar industry. If the price of solar systems increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand for solar systems, which in turn may decrease demand for our products.

Additionally, existing or future tariffs may negatively affect key customers and suppliers, and other supply chain partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. While we have taken actions with the intention of, among other things, mitigating the effect of steel tariffs on our business by reducing our reliance on sourcing material from China, we may not be able to do so on attractive terms.

Any of the foregoing risks could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to convert our orders in backlog into revenue.

Backlog can be subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenue. The contracts comprising our backlog may not result in actual revenue in any particular period or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of

receipt of revenue, if any, on projects included in backlog could change because many factors affect the scheduling of projects. Cancellation of or adjustments to contracts may occur.

The failure to realize all amounts in our backlog could adversely affect our future revenue and gross margins. As a result, our backlog as of any particular date may not be an accurate indicator of our future financial performance.

A further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

Many solar project owners depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, a further increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for project owners to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our sales. In addition, we believe that a significant percentage of project owners construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. A further increase in interest rates could lower an investor's return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these project owners to seek alternative investments.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations, and cash flows.

For the year ended March 31, 2024, our largest customer constituted 17% of our total revenues. The loss of any one of our significant customers, their inability to perform under their contracts, or their default in payment, could have a substantial effect on our revenues and profits. Further, our trade accounts receivable and unbilled receivable ("contract assets") are from companies within the solar industry, and, as such, we are exposed to normal industry credit risks. As of March 31, 2024, our largest customer constituted 15.5% of our total trade accounts receivable and contract assets balances. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could substantially reduce our revenue and could have a material adverse effect on our business, financial condition, and results of operations.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

Our products may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects,or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent the warranty claims profile of future products is not comparable with that of earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on our business, financial condition, and results of operations.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. Any such claim could cause us to incur significant costs and could divert management's attention and harm our reputation.

We may experience delays, disruptions or quality control problems in our product development operations.

Our product development and testing processes are complex and require significant technological expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our suppliers' production lines until the errors can be researched, identified, and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering techniques and/or expand our capacity. The commercialization of any new products may also fail to achieve market adoption or may experience downward pricing pressure, which would have a material impact on our gross margins and results of operations. Further, the installation of our products involves various risks and complications which may increase as our products evolve and develop, and any such increase in risks and complications may have a negative effect on our gross margins. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs, and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Part of our strategy is to continue to grow our revenues from international markets, including entering new geographic markets to expand our current international presence. Our products and services to be offered in these regions may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the re-engineering of select components to meet region-specific requirements and region-specific customer training, site commissioning, warranty remediation and other technical services. Any of these differences or required changes to our products and services to meet the requirements of local laws and regulations may increase the cost of our products, reduce demand and result in a decrease in our gross margins. We may also face competition from lower cost providers in any new markets we enter which could decrease the demand for our products or cause us to reduce the cost of our products in order to remain competitive.

Any new geographic market could have different characteristics from the markets in which we currently sell products, and our success in such markets will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including local manufacturing content requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), as well as relevant anti-money laundering laws.

Failure to develop new products successfully or to otherwise manage the risks and challenges associated with our continued expansion into new geographic markets could have a material adverse effect on our business, financial condition and results of operations.

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

Federal, state, local, and foreign government policies and regulations concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices and rate design, heavily influence the market for electricity generation products and services. These policies and regulations often affect electricity pricing and the interconnection of generation facilities and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures and system permitting, regional market rules, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, financial condition, and results of operations.

A significant development in renewable-energy pricing policies in the United States occurred when the Federal Energy Regulatory Commission ("FERC") issued a final rule amending regulations that implement the Public Utility Regulatory Policies

Act ("PURPA") on July 16, 2020, which FERC upheld on rehearing on November 19, 2020. Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility's "avoided cost" rate. FERC's PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility and (4) that reduce barriers for third parties to challenge PURPA eligibility. These new regulations took effect on February 16, 2021, but the net effect of these changes is uncertain, as they have only been effective for a short time, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC's PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce opportunities and demand for PURPA-eligible solar energy systems, which could have a material adverse effect on our business, financial condition and results of operations.

FERC is also taking steps to encourage the integration of new forms of generation into the electric grid and remove barriers to grid access, which could have positive impacts on the solar energy industry. For example, on July 28, 2023 FERC issued a final rule, designated as Order No. 2023, to reform procedures and agreements that electric transmission providers use to integrate new generating facilities into the existing transmission system. The outcome of this final rule on our business, financial condition and results of operations is uncertain.

Changes in other federal, state and local current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor non-solar generation or other market participants, remove or reduce renewable procurement standards and goals or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. Moreover, there may be changes in regulations that impact access to supply chains related to cybersecurity threats to the electric grid that could have a disproportionate impact on solar energy system components. In addition, changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

A drop in the price of electricity sold may harm our business, financial condition, and results of operations.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects, make the purchase of solar energy systems less economically attractive and would likely lower sales of our products. The price of electricity could decrease as a result of many factors, including but not limited to:

- construction of a significant number of new, lower-cost power generation plants;

- relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

- reductions in the price of natural gas or other fuels;

- utility rate adjustment and customer class cost reallocation;

- decreased electricity demand, including from energy conservation technologies, public initiatives to reduce electricity consumption or a reduction in economic activity due to a localized or macroeconomic downturn;

- development of smart-grid technologies that lower the peak energy requirements;

- development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; and

- development of new energy generation technologies that provide less expensive energy.

Moreover, if the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, it could have a material adverse effect on our business, financial condition and results of operations.

Technological advances in the solar components industry or developments in alternative technologies could render our systems uncompetitive or obsolete.

The solar industry is characterized by its rapid adoption and application of technological advances. Our competitors may develop technologies more advanced and cost-effective than ours, or broader solar panel design could change resulting in our products no longer being compatible. Additionally, significant developments in alternative technologies, such as advances in other forms of solar tracking systems, could have a material adverse effect on our business, financial condition, and results of operations. We will need to invest substantially in research and development to maintain our market position and effectively compete in the future.

Our failure to further refine or enhance our technologies, or adopt new or enhanced technologies or processes, could render our technologies uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

In addition, we may invest in and implement newly developed, less-proven technologies in our project development or in maintaining or enhancing our existing projects. There is no guarantee that these new technologies will perform or generate customer demand as anticipated. The failure of our new technologies to perform as anticipated could have a material adverse effect on our business, financial condition and results of operations.

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce our intellectual property, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors or manufacturing suppliers from duplicating our processes or technology; (ii) prevent our competitors or manufacturing suppliers from gaining access to our proprietary information or technology; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for patent protection as and if we deem appropriate, based on then-current facts and circumstances. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing or future intellectual property rights will be sufficiently broad to protect our proprietary technology. Even if we are to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subject to attacks on ownership, validity, enforceability or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products.

In addition to patent protection, we rely heavily on nondisclosure agreements to protect our proprietary information, know-how, technology and trade secrets. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, technology and trade secrets, including employees, contractors, third-party manufacturers, other suppliers, customers, other stakeholders involved in solar projects, or other business partners or prospective partners. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation or disclosure of our proprietary information, know-how, technology and trade secrets. Similarly, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, such agreements may be breached or may not be self-executing, we may not have adequate remedies for any such breach, and we may be subject to claims that such employees or contractors misappropriated relevant rights from their previous employers.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed or otherwise violated.

We have initiated, and may in the future need to initiate, infringement claims or litigation in order to try to protect or enforce our intellectual property rights, but such litigation can be expensive and time-consuming and may divert the efforts of our management and other personnel, may provoke third parties to assert counterclaims against us and may not result in favorable outcomes.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We use "open source" software, and any failure to comply with the terms of one or more open source licenses could adversely affect our business, financial condition, and results of operations.

Our products and services use certain software licensed by its authors or other third parties under so-called "open source" licenses. Some of these open source licenses may contain requirements that we make available source code for modifications or derivative works that we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties rights with respect to such software. In certain circumstances, if we combine our proprietary software with certain open source software, we could be required to release the source code for such proprietary software. Additionally, to the extent that we do not comply with the terms of the open source licenses to which we are subject, or such terms are interpreted by a court in a manner different than our own interpretation of such terms, then we may be required to disclose certain of our proprietary software or take other actions that could adversely impact our business. Further, the use of open source software can lead to vulnerabilities that may make our software susceptible to attack, and open source licenses generally do not provide warranties or controls on the origin of the software. While we attempt to utilize open source software in a manner that helps alleviate these risks, our attempts may not be successful. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Cybersecurity or other data security incidents could harm our business, expose us to liability and cause reputational damage.

Cybersecurity attacks designed to gain access to personal, sensitive or confidential information or disrupt our operations are constantly evolving, and high profile cybersecurity breaches leading to unauthorized disclosure of confidential information, including trade secrets, as well as breaches of personal information, have occurred recently at a number of major U.S. companies, including in the energy, manufacturing and technology sectors. Our or our third- party vendors' computer systems and networks are potentially vulnerable to cybersecurity attacks and other data security incidents, including among other things, malicious intrusion, computer viruses, ransomware attacks, software errors, defects or bugs, acts of vandalism and theft, denial-of-service attacks, social engineering attacks, phishing attacks, fraud or malice on the part of our employees, contractors or service providers, human error and other system disruptions caused by unauthorized third parties, server malfunctions, software or hardware failures and other similar incidents, any of which may result in the misappropriation, corruption, unavailability, loss, unauthorized access to or release of personal, sensitive or confidential information or data assets or business interruption.

We increasingly rely on commercially available systems, software, sensors, tools (including encryption technology) and monitoring to provide security and oversight for the transmission, storage, protection and other processing of personal, sensitive and confidential information. Despite advances in security hardware, software and encryption technologies, and our own information security program and safeguards, there is no guarantee that our defenses and cybersecurity program will be adequate to safeguard against all cybersecurity attacks and other data security incidents. Moreover, because techniques used to obtain unauthorized access to personal, sensitive and confidential information or sabotage systems and networks change frequently and generally are not identified until they are launched against a target, we and our suppliers may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures. We may also experience security breaches and other incidents that may remain undetected for an extended period and therefore may have a greater impact on our products and the networks and systems used in our business. Such threats and attacks also may see their frequency increased, and effectiveness enhanced by the use of artificial intelligence.

We regularly defend against and respond to data security incidents. We expect to incur significant costs in our efforts to detect and prevent cybersecurity attacks and other data security incidents, and we may face increased costs in the event of an actual or perceived cybersecurity attack or other data security incident. While we generally perform cybersecurity diligence on our key service providers, we do not control our service providers and vendors and our ability to monitor their cybersecurity is limited, so we cannot ensure the cybersecurity measures they take will be sufficient to protect any

information we share with them. We cannot assure you that our vendors or other third-party service providers with access to our or our customers' or employees' personal, confidential or sensitive information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience cybersecurity attacks or other data security incidents, which could have a corresponding effect on our business, including putting us in breach of our privacy and data protection obligations.

Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

A cybersecurity attack or other data security incident in our systems or networks (or in the systems or networks of third parties with which we do business) could result in the unauthorized release of personal information regarding employees or other individuals or other sensitive data, serious disruption of our operations, financial losses from containment and remedial actions, loss of business or potential liability, including possible punitive damages. As a result of cybersecurity attacks or other data security incidents, we could be subject to demands, claims and litigation by private parties, and investigations, related actions and penalties by regulatory authorities, along with potential costs of notification to impacted individuals. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition, and results of operations.

Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with current or future federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy and data protection could adversely affect our business, financial condition, results of operations and prospects.

We are or may become subject to a variety of laws, regulations, rules and industry standards in the U.S. and abroad that involve matters central to our business, including privacy and data protection. Many of these laws, regulations, rules and industry standards are in considerable flux and rapidly evolving, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our current operating practices. Existing and proposed laws, regulations, rules and industry standards can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

In addition to various privacy and data protection laws and regulations already in place, many jurisdictions are increasingly adopting laws and regulations imposing comprehensive privacy and data protection obligations, which may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than existing laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. See Item 1. "Business—Privacy and Data Protection Laws and Regulation" for more information regarding applicable privacy and data protection laws and regulations.

Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive and compliant with local laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to privacy and data protection. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action, including by the Federal Trade Commission or applicable state attorneys general.

Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable privacy and data protection standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information may result in claims, fines, sanctions, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data. Any of the foregoing could harm our reputation, brand and business, force us to incur significant expenses in defense of such

claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, result in a loss of customers or suppliers and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy and data protection or any inadvertent or unauthorized use or disclosure of data that we store, handle or otherwise process as part of operating our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus and if we are unsuccessful in converting such project leads into binding purchase orders, our business, financial condition, and results of operations could be materially adversely affected.

The commercial contracting and bidding process for solar project development is long and has multiple steps and uncertainties. We closely monitor the development of potential sales leads through this process. Project leads may fail to be converted into binding purchase orders at any stage of the bidding process because either (i) a competitors' product is selected to fulfill some or all of the order due to price, functionality or other reasons or (ii) the project does not progress to the stage involving the purchase of tracker systems. If we fail to convert a significant number of project leads that are subject to our sales and marketing focus into binding purchase orders, our business or results of operations could be materially adversely affected.

Our growth depends in part on the success of our strategic relationships with third parties on whom we rely for new projects and who provide us with valuable customer feedback that helps guide our innovation.

In order to continue to win business, we must maintain and enhance our long-term strategic relationships with leading EPCs, developers, owners and operators of solar projects. These relationships enable us to serve as strategic advisors to each of these stakeholders in a solar project, increasing the probability that our product will be selected by these stakeholders in future projects. These stakeholders also provide us with valuable customer feedback that allows us to innovate on our products to meet the demands of our customers.

Any loss of these relationships could result in the potential loss of new projects, and the potential loss of innovation guidance, which could have a material adverse effect on our business, financial condition, and results of operations.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others' intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit, or interfere with our ability to make, use, develop, sell or market our products and services. From time to time we may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights and related litigation. Regardless of their merit, responding to such claims can be time consuming, can divert management's attention and resources, and may cause us to incur significant expenses in litigation or settlement and face negative publicity, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we could seek a license from the applicable third party, which could require us to pay significant royalties, licensing fees, or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Any of the foregoing could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition and results of operations.

Failure by our manufacturers or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business, financial condition, and results of operations.

We do not control our manufacturers or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety, labor and other laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. If our suppliers, manufacturers, or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could have a material adverse effect on our business, financial condition, and results of operations.

We could be adversely affected by any violations of the FCPA and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business. The FCPA also requires that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. It is possible that our third-party manufacturers, other suppliers, employees, subcontractors, agents or partners may take actions in violation of our policies or applicable anti-bribery laws. Any such violation, even if unauthorized and prohibited by our policies, could subject us to investigations, settlements, criminal or civil penalties or other sanctions, or negative media coverage and cause harm to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our suppliers' operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, our suppliers are required to comply with national, state and local laws and regulations regarding the protection of the environment and health and safety. We are also required to comply with general national, state, local and foreign health and safety laws and regulations in every location that we have operations, employees and workers. Adoption of more stringent laws and regulations in the future, including restriction or prohibition on the use of raw materials currently utilized by our suppliers to manufacture products, could cause our suppliers to incur additional costs, which could increase the cost we pay for their products. Moreover, new environmental laws requiring changes to our suppliers' use of raw materials could adversely impact the quality or performance of products we currently purchase. In addition, violations of, or liabilities under, these laws and regulations by our suppliers could result in our being subject to adverse publicity, reputational damage, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs or other costs. Further, the facilities of our suppliers, including suppliers who manufacture our products, components and materials, are located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. We may become liable under certain environmental laws and regulations for costs to investigate or remediate contamination at such properties and under common law for bodily injury or property damage claims arising from the alleged impact of such contamination. Liability under environmental laws and regulations for investigating and remediating contamination can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies from the Biden Administration, relevant foreign authorities or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could increase our operating costs and impact our business.

The majority of our sales and cash are denominated in U.S. dollars, however we do have certain contracts with third parties that are denominated in, or otherwise affected by, other currencies. Therefore, fluctuations in exchange rates, particularly

between the U.S. dollar and the Brazilian real, Mexican peso, Australian dollar, Chilean peso and euro, may result in foreign exchange gains or losses for us. As a result, we are exposed to fluctuations in these currencies impacting our operating results.

Currency exchange rates fluctuate daily as a result of a number of factors, including changes in a country's political and economic policies. The primary impact of currency exchange fluctuations is on cash, payables and expenses related to transactions in currencies denominated in other than the U.S. dollar. As part of our currency hedging strategy, we may use financial instruments such as forward exchange, swap contracts and options to hedge our foreign currency exposure in order to reduce the short-term impact of foreign currency rate fluctuations on our operating results. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience unexpected fluctuations in our operating results as a result of changes in exchange rates.

Furthermore, volatility in foreign exchange rates affects our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs and other financial effects resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. As a result, fluctuations in non-U.S. dollar currencies and the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

We have only operated as a separate, publicly traded company since our IPO, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical financial information included in this Annual Report on Form 10-K is derived from the consolidated financial statements and accounting records of Flex until February 8, 2023 (the "IPO date"). The audited financial statements included in this Form 10-K reflect our operations as a separate, publicly traded company only since the IPO date, which only includes one complete fiscal year. In addition, under applicable accounting rules, we were required to reflect certain costs associated with being a public company in the post-IPO period of fiscal 2023 as opposed to over the entire fiscal year. Accordingly, the historical financial information included in this Annual Report on Form 10-K does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

- Prior to the Transactions (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K), our business was operated by Flex as part of its broader corporate organization, rather than as a separate, publicly traded company. Flex or one of its affiliates performed various business functions for us such as legal, finance, treasury, accounting, auditing, tax, human resources, investor relations, corporate affairs, compliance support, logistics and bonding support, procurement and planning services, as well as the provision of leased facilities and business software and IT systems. For periods prior to the IPO, our historical financial results reflect allocations of corporate expenses from Flex or autonomous entity adjustments for such functions and may be different than the expenses we would have incurred had we operated as a separate publicly traded company for such periods. Our cost related to such functions have increased relative to costs prior to the IPO date, and may continue to increase as we reduce our reliance on Flex business functions going forward.

- Historically, certain aspects of our business have been integrated with the other businesses of Flex and we have shared economies of scope and scale in costs, employees and vendor relationships. Although we have entered into transition agreements with Flex and continue to rely on Flex for certain business functions pursuant to such agreements, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Flex and may result in us paying higher charges than in the past for these services. Further, such agreements will eventually terminate following the completion of the Spin Transactions (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K) and we will need to provide the services provided under such agreements internally or obtain them from unaffiliated third parties, which may divert management's attention from other aspects of our business operations. This could have an adverse effect on our results of operations and financial condition relative to periods prior to the IPO. In addition, Flex entities are the direct contracting parties with respect to our business in Brazil and we receive the benefits of those arrangements from the relevant Flex entity. If we are unable to continue to operate our business in Brazil through Flex and its subsidiaries, we would need to establish alternative arrangements, and any such alternative arrangements, if available, may cause us to incur additional costs relating to that business.

- Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of

Flex. In connection with the Transactions, we incurred a substantial amount of indebtedness in the form of senior credit facilities comprised of (i) a term loan in an aggregate principal amount of $150.0 million, and (ii) the 2023 Credit Agreement (defined elsewhere in this Annual Report on Form 10-K). See the section entitled "- Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities-" included elsewhere in this Annual Report on Form 10-K. In addition, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

• Our cost of capital for our businesses may be higher than Flex's cost of capital prior to the IPO.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Flex. For additional information about the past financial performance of our businesses and the basis of presentation, refer to the consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K.

We are dependent on certain critical suppliers for certain components for our products.

We are dependent on certain critical suppliers for certain components of our products. Our self-powered controller ("SPC") and network control unit ("NCU") used in our tracker products are predominately manufactured by Flex. We have an agreement with Flex for the manufacturing of these components, but we operate on a purchase order basis for pricing. The processes to manufacture these SPCs and NCUs are highly complex, specialized and proprietary. Although we have recently added two suppliers who manufacture our SPCs, if Flex is unable or unwilling to manufacture controllers for us, or increases its pricing substantially, a substantial portion of our supply of these critical components would be interrupted or delayed and we may not be able to source substitute parts easily. We would incur increased expenses in establishing new relationships with alternative manufacturers at market prices. We may not be able to source alternative components on term acceptable to us or in a timely and cost-effective manner which may materially and adversely affect our business, financial condition, results of operation and profitability.

We are a holding company and our principal asset is our LLC common units in the LLC, and accordingly we are dependent upon distributions from the LLC to pay taxes and other expenses.

We are a holding company and, as a result of the Transactions and the IPO, our principal asset is our ownership of the LLC. The LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC common units, including us. We had no operations prior to the Transactions and had no independent means of generating revenue. As the managing member of the LLC, we intend to cause the LLC to make distributions to us according to the Third Amended and Restated Limited Liability Company Agreement of Nextracker LLC (the "LLC Agreement") to cover the taxes on our allocable share of the taxable income of the LLC, all applicable taxes payable by us, any payments we are obligated to make under the Tax Receivable Agreement and other costs or expenses. Distributions will generally be made on a pro rata basis among us and the other holders of its LLC common units. However, certain laws and regulations may result in restrictions on the LLC's ability to make distributions to us or the ability of the LLC's subsidiaries to make distributions to it.

To the extent that we need funds and the LLC or its subsidiaries are restricted from making such distributions, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

Tax authorities could challenge our historical and future tax positions.

Our taxable income comes primarily from the allocation of taxable income from the LLC. We are subject to federal and state income taxes in the United States on the taxable income allocated to us from the LLC. In addition, while the majority of the LLC's income comes from United States sources and will not be subject to LLC level income tax, the LLC has taxable income in some foreign subsidiaries that is subject to foreign country's corporate income tax. We may be entitled to foreign tax credits in the United States for our shares of the foreign tax we paid. As the LLC operates in a number of countries and relies on intercompany transfer pricing benchmarking analysis, judgment is required in determining our provision for income taxes. In the ordinary course of the LLC's business, there may be transactions or intercompany transfer prices where the ultimate tax determination is uncertain. Additionally, calculations of income taxes payable currently and on a deferred basis are based on our interpretations of applicable tax laws in the jurisdictions in which we and the LLC are required to file tax returns.

In certain circumstances, the LLC will be required to make distributions to us and the other holders of its common units, which may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement.

As noted above, the LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its common units, including us. We anticipate that, pursuant to the tax rules under the Code and the regulations thereunder, in many instances these allocations of taxable income will not be made on a pro rata basis.

Notwithstanding that, pursuant to the LLC Agreement, the LLC generally is required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC common units to help each of the holders of the LLC common units to pay taxes on such holder's allocable share of taxable income of the LLC. As a result of potential non pro rata allocations of net taxable income allocable to us and the other holders of its LLC common units, the difference in tax rates applicable to corporations and individuals and the favorable tax benefits that we anticipate receiving from the IPO, the subsequent follow-on offering in 2023, and certain related transactions, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to the LLC, the existing owners of the LLC would benefit from any value attributable to such accumulated cash balances as a result of an exchange of their LLC common units and corresponding shares of Class B common stock under the Exchange Agreement.

We are required to pay others for certain tax benefits that we are deemed to realize under the Tax Receivable Agreement, and the amounts we may pay could be significant.

We expect that the IPO, the subsequent follow-on offering in 2023 and certain related transactions will produce tax benefits for us. We used all of the net proceeds from the IPO to purchase LLC common units from Yuma and we used all of the net proceeds from the follow-on to purchase LLC common units from Yuma and TPG Rise Flash, L.P. ("TPG Rise"), an affiliate of TPG Inc. ("TPG"). Additionally, we may be required from time to time to acquire additional LLC common units together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock (or cash) pursuant to the Exchange Agreement. See Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We expect that basis adjustments resulting from these transactions, if they occur, among other tax benefits resulting from the Transactions, will reduce the amount of income tax we would otherwise be required to pay in the future.

We entered into a Tax Receivable Agreement with the LLC, Yuma, Yuma Sub, TPG Rise and the following affiliates of TPG Rise: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (together, the "TPG Affiliates") in connection with our IPO. Prior to the Spin Transactions, Yuma and Yuma Sub assigned their respective rights under the Tax Receivable Agreement to an entity that remains an affiliate of Flex. The Tax Receivable Agreement provides for the payment by us to Flex's affiliate, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of the LLC common units, including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of outstanding LLC common units and shares of Class B common stock (including as part of the Transactions, the follow-on or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that each merged with a separate direct, wholly-owned subsidiary of us, as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Furthermore, our obligations to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the Tax Receivable Agreement.

In certain cases, our payments under the Tax Receivable Agreement to others may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain circumstances we will be required to make an immediate payment equal to the present value of the anticipated future tax benefits, including upon certain mergers, asset sales, other forms of business combinations or other changes of control (with certain exceptions, such as the Spin Distribution and the Mergers (as such terms are defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K)), if we materially breach any of our material obligations under the Tax Receivable Agreement, or if, at any time, we elect an early termination of the Tax Receivable Agreement. The amount of any such payment would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. As a result, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the percentage specified in the Tax Receivable Agreement of the actual benefits that we realize in respect of the tax attributes that are subject to the Tax Receivable Agreement and the upfront payment may be made years in advance of the actual realization of such future benefits (if any). Under certain circumstances, including an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity, as well as our attractiveness as a target for an acquisition. In addition, we may not be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine except with respect to the agreed tax treatment provided for in the Tax Receivable Agreement. The Tax Receivable Agreement and a related side letter (the "TRA Side Letter,"), which is treated as part of the Tax Receivable Agreement, provide that the parties will treat payments under the Tax Receivable Agreement and TRA Side Letter that are attributable to certain tax benefits from exchanges of LLC common units under the Exchange Agreement and from the purchase of LLC common units from Yuma and TPG (with the net proceeds of the IPO and follow-on) as upward purchase price adjustments to the extent permitted by law and other than amounts treated as interest under the Code. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement, even if the tax benefits underlying such payment are disallowed (although future amounts otherwise payable under the Tax Receivable Agreement may be reduced as a result thereof). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits that we actually realize in respect of the tax attributes subject to the Tax Receivable Agreement.

As a newly public company, we are subject to financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, have resulted in increased costs and diverted resources and management attention from operating our business.

In February 2023, we completed our IPO. As a result, we are required to file with the SEC annual and quarterly information and other reports that are specified in the Exchange Act and SEC regulations. Thus, we will need to ensure that we have the ability to prepare, on a timely basis, financial statements that comply with SEC reporting requirements. We are also subject to other reporting and corporate governance requirements, including the listing standards of Nasdaq and the provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the regulations promulgated thereunder, which impose significant new compliance obligations upon us. As a public company, we are required, among other things, to:

- prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and Nasdaq rules;

- define and expand the roles and the duties of our board of directors and its committees;

- institute more comprehensive compliance, investor relations and internal audit functions;

- evaluate and maintain our system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board; and

- involve and retain outside legal counsel and accountants in connection with the activities listed above

Section 404 of the Sarbanes-Oxley Act requires our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We are also required to have our independent registered public accounting firm attest to, and issue an opinion on, the effectiveness of our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns.

We are subject to risks relating to litigation and regulatory investigations and proceedings, which may have a material adverse effect on our business.

From time to time, we are involved in various claims, suits, investigations and legal proceedings. Such legal claims or regulatory matters could involve matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, product liability claims and other issues on a global basis. If we receive an adverse judgment in any such matter, we could be required to pay substantial damages and cease certain practices or activities. Regardless of the merits of the claims, litigation and other proceedings may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher operating expenses and a decrease in operating margin, which could have a material adverse effect on our business, financial condition, or results of operations.

Any existing or future lawsuits could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees, as well as harm our reputation, business, financial condition or results of operations.

Risks Related to Our Indebtedness and Financing

Our indebtedness could adversely affect our financial flexibility, financial condition, and our competitive position.

In connection with the Transactions, we incurred substantial indebtedness under the 2023 Credit Agreement. The obligations of the borrower, the LLC, under the 2023 Credit Agreement and related loan documents are severally guaranteed by us and certain of the LLC's existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from exploiting business opportunities;

- make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

- place us at a disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the 2023 Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that limit or will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In addition, a default by us under the 2023 Credit Agreement or an

agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.

The 2023 Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our subsidiaries, including restrictions on our or our subsidiaries' ability to, among other things:

- place liens on our or our subsidiaries' assets;

- incur additional indebtedness;

- change the nature of our business; and

- change our or our subsidiaries' fiscal year or organizational documents.

Our indebtedness could adversely affect our financial condition.

Our indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, stock repurchases or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the foregoing events and/or factors could have a material adverse effect on our business, financial condition and results of operations.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

We periodically evaluate opportunities to access capital markets, taking into account our financial condition, regulatory capital ratios, business strategies, anticipated asset growth and other relevant considerations. It is possible that future acquisitions, organic growth or changes in regulatory capital requirements could require us to increase the amount or change the composition of our current capital, including our common equity. For all of these reasons and others, and always subject to market conditions, we may issue additional shares of common stock or other capital securities in public or private transactions.

The issuance of additional common stock, debt, or securities convertible into or exchangeable for our common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock. Holders of our common stock have no preemptive or other rights that would entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in dilution of the ownership interests of our stockholders.

Because we do not intend to pay any cash dividends on our common stock in the near term, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

We do not intend to pay cash dividends on our common stock in the near term. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our future businesses and do not anticipate paying any cash dividends in the foreseeable future. Should we decide in the future to pay cash dividends on our common stock, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our subsidiaries. In addition, the 2023 Credit Agreement restricts, and any future financing agreements may also restrict, our ability to pay dividends. In particular, the 2023 Credit Agreement restricts our ability to pay dividends on our common stock except where certain conditions are met. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Servicing our debt requires cash, and we may not have sufficient cash flow from our business to pay our debt.

The LLC's ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. Our 2023 Credit Agreement restricts our ability to incur additional indebtedness, including secured indebtedness, but if the facility matures or is repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

Risks related to our Class A common stock

The price of our Class A common stock may continue to fluctuate substantially, and you could lose all or part of your investment.

The market price of our Class A common stock has since the IPO fluctuated substantially, is highly volatile and may continue to fluctuate substantially due to many factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in trading price of our common stock include the following:

- volume and customer mix for our products;

- the introduction of new products by us or others in our industry;

- disputes or other developments with respect to our or others' intellectual property rights;

- product liability claims or other litigation;

- quarterly variations in our results of operations or those of others in our industry;

- media exposure of our products or of those of others in our industry;

- changes in governmental regulations or in the status of our regulatory approvals or applications;

- changes in earnings estimates or recommendations by securities analysts;

- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

- changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of Class A common stock by our stockholders, TPG and our employees, or our incurrence of debt.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would harm our financial condition and operating results and divert management's attention and resources from our business.

We cannot predict the effect our multi-class share structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class share structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of a company's voting rights in the hands of public stockholders. Under such policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. In addition, several stockholder advisory firms and large institutional investors oppose the use of multi-class share structures. As a result, our multi-class share structure may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. As a result of the foregoing factors, the market price and trading volume of our Class A common stock could be adversely affected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our Class A common stock may be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period

of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, such provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

In addition, as permitted by the DGCL, our amended and restated certificate of incorporation and our indemnification agreements that we have entered into with our directors and officers provide that:

- we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by applicable law. Such law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

- we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

- we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

- the rights conferred in our amended and restated certificate of incorporation are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

- we may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees and agent.

Risks related to the Spin Transactions

Under the Tax Matters Agreement, Nextracker will be restricted from taking certain actions that could adversely affect the intended tax treatment of the Spin Distribution or the Mergers, and such restrictions could significantly impair Nextracker's ability to implement strategic initiatives that otherwise would be beneficial.

The Tax Matters Agreement was entered into by us, Yuma and Flex immediately prior to the Spin Distribution and which governs the rights, responsibilities and obligations of such parties with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Tax Distributions, as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K (the "Distributions"), and the Mergers), tax attributes, tax returns, tax contests and certain other matters (the "Tax Matters Agreement"), generally imposes certain restrictions on Nextracker that could adversely affect the intended tax treatment of the Spin Distribution or the Mergers, subject to certain exceptions. As a result of these restrictions, Nextracker's, ability to engage in certain transactions, such as the issuance or purchase of stock or certain business combinations, may be limited.

If we take any enumerated actions or omissions, or if certain events relating to us occur that would cause the Spin Distribution or the Mergers to become taxable, we may be required to bear the cost of any resulting tax liability under the Tax Matters Agreement. Any such indemnification obligation likely would be substantial and likely would have a material adverse effect on us. These restrictions may reduce our ability to engage in certain business transactions that otherwise might be advantageous to us, which could adversely affect our business, result of operations, or financial condition.

General risk factors

If we fail to manage our future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our reputation and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time.

Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our business, financial condition, and results of operations.

As part of our business strategy, we expect to make investments in and/or acquire complementary companies, services or technologies. Our ability as an organization to acquire and integrate other companies, services or technologies in a successful

manner in the future is not guaranteed. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we complete could be viewed negatively by our end-customers or investors. In addition, our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers. If we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the market price of our Class A common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

Nextracker places emphasis on addressing cybersecurity threats and effectively managing associated risks. Our cybersecurity program is designed to identify, assess, and proactively manage material risks.

Our approach to cybersecurity is not a one-time effort but an ongoing process. We engage in monitoring, risk assessments, and robust security measures designed to ensure the confidentiality, integrity, and availability of our information systems, including critical computer networks, hosted services, communication systems, hardware, and software and to protect critical data, including our employees' and customers' data, intellectual property, confidential and proprietary data, and strategic competitive information. We address cybersecurity challenges and enhance our overall risk management efforts by adopting and working to integrate recognized best practices, standards, and controls such as the CIS 18 Critical Security Controls and the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF).

Our cybersecurity program includes some key aspects such as (i) a Cybersecurity Leader who oversees our day-to-day program and who is a long-term member of both ISC2 and ISACA organizations, which specialize in cybersecurity and governance, (ii) a cybersecurity council comprised of a cross-section of management with oversight over our program, (iii) incident response, and (iv) ongoing security awareness training.

At Nextracker, we maintain a practical approach to cybersecurity. Our cybersecurity risk management program (an integral part of our overall Enterprise Risk Management Program) is designed to incorporate established best practices and industry standards, drawing guidance from both CIS 18 and NIST CSF. Within our program, we conduct internal and external security-based activities, including reviews and assessments of our third-party service providers and vendors.

Some of our activities include:

1. **Information Security Assessments**: We collaborate with internal and external partners to evaluate our security.

2. **Vulnerability Scanning and Penetration Testing**: Engaging third-party service providers to assess external and internal vulnerabilities and potential threats.

3. **Cyber Risk Register Reviews**: Regularly review our internal risk register to stay vigilant against potential and identified risks.

4. **Risk Prioritization**: We prioritize and address risks through our dedicated cybersecurity risk management program and the cybersecurity council.

We monitor the threat environment for potential risks, employing various methods, including automated detection tools, environment scans, and investigations of potential threats and reports. We also use threat intelligence feeds and vulnerability databases to monitor our systems, and have incident response processes designed to ensure swift action.

As of the date of this report, we are not aware of any cybersecurity threats or incidents that have materially affected or are reasonably expected to materially affect our business. However, we acknowledge the evolving nature of cybersecurity threats and remain committed to enhancing our protective measures as needed.

For more detailed information about our company's specific cybersecurity risks, please refer to the risk factor titled "Cybersecurity or other data security incidents could harm our business, expose us to liability and cause reputational damage" in Item IA. Risk Factors of this Form 10-K.

Governance

Our Board of Directors has oversight responsibility for our overall enterprise risk management, and has delegated cybersecurity risk management oversight to the Audit Committee of our Board of Directors.   The Audit Committee of our Board of Directors is responsible for reviewing internal risk assessments with respect to cybersecurity, including assessments of the overall threat landscape and related strategies and investments.

Management is responsible for day-to-day risk management activities, including identifying and assessing cybersecurity risks, establishing processes to ensure that potential cybersecurity risk exposures are monitored, implementing appropriate mitigation or remediation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Security Leader. Our Security Leader reports regularly to the cybersecurity council, management and the Audit Committee concerning our significant cybersecurity threats and risks, the processes we have implemented to address them, and various reports, summaries, or presentations on cybersecurity threats, risks, and mitigation. The Audit Committee also reports to our Board of Directors on cybersecurity matters as needed.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Fremont, California, USA and consist of approximately 85,000 square feet of leased office, laboratory and warehouse space which is used to accommodate office staff, research and development projects, machine shop work, tools repair, shipping and receiving. The adjacent Center for Solar Excellence, composed of approximately six acres of leased land, is used for field testing, research and development, training and marketing purposes.

In addition, we lease an aggregate of approximately 77,000 square feet of office space and approximately 11,000 square feet of warehouse and tool storage space in the U.S. We also maintain leased office space in Australia, China, India, Mexico, Spain and the United Arab Emirates, some of which is provided to us by Flex under the transition services agreement.

We believe our facilities are in adequate condition and meet our current needs. We have the ability to add new facilities and expand our existing facilities as we continue to add employees and expand into new geographic markets.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of conducting our business, we have in the past and may in the future become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. These legal proceedings may be subject to many uncertainties and there can be no assurance of the outcome of any individual proceedings. We do not believe that these matters, and we are not a party to any other legal proceedings that we believe, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

For more information, see Note 12 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTER AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock has been listed and traded on the Nasdaq Global Select Market under the symbol "NXT" since February 8, 2023. Prior to that date, there was no public market for our Class A common stock. There is no public market for our Class B common stock.

Holders of Record

As of May 20, 2024, we had 2,554 holders of record of our Class A common stock and one holder of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of the agreement governing our credit facilities. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant at such time.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item with respect to our equity compensation plans is incorporated by reference to the definitive Proxy Statement to be delivered to shareholders in connection with the Nextracker Inc.'s 2024 Annual Shareholders Meeting and filed with the SEC within 120 days of the fiscal year ended March 31, 2024.

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the fiscal year ended March 31, 2024.

Issuer Purchases of Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Nextracker", the "Company", "we", "us" and "our" shall mean, prior to the IPO, Nextracker LLC ("Nextracker LLC" or the "LLC") and its consolidated subsidiaries, and following the IPO and the related transactions completed in connection with the IPO, Nextracker Inc. and its consolidated subsidiaries. References in this Management's Discussion and Analysis of Financial Condition and Results of Operations to "Flex" refer to Flex Ltd., a Singapore incorporated public company limited by shares and having a registration no. 199002645H, and its consolidated subsidiaries, unless the context otherwise indicates.

This Management's Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our consolidated financial statements with a narrative from the perspective of the Company's management. This section of this Form 10-K discusses fiscal year 2024 and 2023 items and year-to-year comparisons between fiscal year 2024 and 2023. Discussions of fiscal year 2023 items and year-to-year comparisons between fiscal year 2023 and fiscal year 2022 are not

included in this Annual Report on Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K, filed with the SEC on June 9, 2023. You should read the following discussion in conjunction with the notes to the consolidated financial statements and other information included elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks, uncertainties and assumptions. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Our actual results and timing of selected events may differ materially from those results anticipated and discussed in the forward-looking statements as a result of many factors. Factors that might cause such a discrepancy include, but are not limited to, those discussed under the sections titled "Liquidity and Capital Resources" below and "Risk Factors." All forward-looking statements in this document are based on information available to us as of the date of this Annual Report on Form 10-K and we assume no obligation to update any such forward-looking statements, except as required by law.

OVERVIEW

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Our products enable solar panels to follow the sun's movement across the sky and optimize utility-scale power plant performance. With power plants operating in more than 30 countries worldwide, we offer solar tracker technologies that increase energy production while reducing costs for significant plant return on investment ("ROI"). We are the global market leader based on gigawatts ("GW") shipped for eight consecutive years.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex in 2015. In 2016, Flex acquired BrightBox Technologies on our behalf to further our machine learning capabilities. On January 2, 2024, Flex closed the spin-off of all its remaining interests in Nextracker to Flex shareholders and we are now a fully independent company. Over time, we have developed new and innovative hardware and software products and services to scale our capabilities.

We have shipped more than 100 GW of solar tracker systems as of March 31, 2024 to projects on six continents for use in utility-scale and distributed generation solar applications. Our customers include engineering, procurement and construction firms ("EPCs"), as well as solar project developers and owners. Developers originate projects, select and acquire sites, obtain permits, select contractors, negotiate power offtake agreements, and oversee the building of projects. EPCs design and optimize the system, procure components, build and commission the plant, and operate the plant for a limited time until transfer to a long-term owner. Owners, which are often independent power producers, own and operate the plant, typically as part of a portfolio of similar assets. Owners generate cash flows through the sale of electricity to utilities, wholesale markets, or end users.

For the majority of our projects, our direct customer is the EPC. We also engage with project owners and developers and enter into master supply agreements that cover multiple projects. We are a qualified, preferred provider to some of the largest solar EPCs, project owners, and developers in the world. We had revenues of $2.5 billion and $1.9 billion in fiscal years 2024 and 2023, respectively.

The following tables set forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,								
	2024			**2023**			**2022**		
	(In thousands)								
Revenue:									
U.S.	$	1,702,611	68%	$	1,298,596	68%	$	904,946	62%
Rest of the World		797,230	32%		603,541	32%		552,646	38%
Total	$	2,499,841		$	1,902,137		$	1,457,592	

The following table sets forth the revenue from customers that individually accounted for greater than 10% of our revenue during the periods included below:

	Fiscal year ended March 31,		
	2024	2023	2022
	(In millions)		
Customer A	$ —	$ 331.0	$ 196.2
Customer G	$ 426.1	$ —	$ —

The Initial Public Offering, the follow-on offering and the separation from Flex.

On February 8, 2023, Nextracker Inc.'s registration statement on Form S-1 relating to our initial public offering ("IPO") was declared effective by the Securities and Exchange Commission ("SEC") and the shares of our Class A common stock began trading on the Nasdaq Global Select Market on February 9, 2023. At the closing of the IPO on February 13, 2023, Nextracker Inc. issued and sold 30,590,000 shares of its Class A common stock (including 3,990,000 shares issued to the underwriters upon the exercise in full of their option to purchase additional shares) at a public offering price of $24.00 per share. Nextracker Inc. received net proceeds of $693.8 million, after deducting $40.4 million in underwriting discounts. We used all of the net proceeds from the offering to purchase 30,590,000 Nextracker LLC common units from Yuma at a price per share of $22.68, or $24.00 less the underwriting discount. Upon closing of the IPO, approximately $8.3 million of offering costs were paid by Flex.

On July 3, 2023 we completed a follow-on offering of Class A common stock and issued 15,631,562 shares of Class A common stock and received net proceeds of $552.0 million. We used all of the net proceeds to acquire 14,025,000 Nextracker LLC common units from Yuma, and 1,606,562 Nextracker LLC common units from TPG Rise Flash, L.P. ("TPG Rise"), an affiliate of TPG Inc. ("TPG"). Simultaneously, 14,025,000 and 1,606,562 shares of Class B common stock were surrendered by Flex and TPG, respectively, and cancelled.

On October 25, 2023, Flex announced its plan to effect a spin-off of all of its remaining interests in Nextracker pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 7, 2023 (the "Merger Agreement"), by and among Flex, Nextracker, Yuma, and Yuma Acquisition Corp., a wholly-owned subsidiary of Nextracker, to be effected through the following transactions (together, the "Spin Transactions"): (i) a court-approved capital reduction of Flex carried out pursuant to Section 78G of the Singapore Companies Act (the "Capital Reduction"), (ii) a distribution of all the shares of the common stock, par value $0.001, of Yuma (the "Yuma Common Stock"), which was a wholly-owned subsidiary of Flex that, directly or indirectly, held all of Flex's remaining interest in Nextracker, by way of a distribution in specie to Flex shareholders (the "Spin Distribution"), (iii) the merger of Yuma with and into Yuma Acquisition Corp., with Yuma surviving the merger as a wholly-owned subsidiary of us (the "Merger") and pursuant to which each share of Yuma Common Stock outstanding immediately prior to the Merger automatically converted into the right to receive a number of shares of our Class A common stock based on the Exchange Ratio (as defined in the Merger Agreement) (with cash payments to holders of shares of Yuma Common Stock in lieu of any fractional shares of our Class A common stock in accordance with the terms of the Merger Agreement), and (iv) the merger of Yuma with and into a wholly-owned limited liability company subsidiary of Nextracker, with such limited liability company surviving the merger as a wholly-owned subsidiary of Nextracker, undertaken shortly following the completion of the Merger.

Prior to the Merger, certain rights previously held by Yuma and Yuma Sub, including rights under the Tax Receivable Agreement were assigned to an affiliate of Flex. On January 2, 2024, Flex closed the spin-off of all of its remaining interests in Nextracker to Flex shareholders. See Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our business model

We generate revenue from the sale of solar trackers and from licensing our TrueCapture software product. Our most significant source of revenue is the sale of solar tracking products. Our customers include EPCs, as well as solar project developers and owners. We usually enter into a different contract with our customers for each individual solar project.

Contracts typically stipulate total price, technical solution, specifications of the system sold, delivery and activation schedule, warranty terms and related services provided. The delivery period for a specific contract can range from days to several months depending on the size of the project. Our contract prices range from a few hundred thousand dollars for the smallest projects to over one hundred million dollars for the largest.

Demand for our products is largely driven by installations of utility-scale solar projects around the world. The volume of solar projects installations is dependent on a variety of factors, including, but not limited to, the cost of solar plants in comparison to other forms of power generation, prevailing electricity prices, conventional power generation plant retirement, global renewable energy targets, government regulations, and public incentives promoting solar energy. Our revenue is subject to variability as these factors change over time, and as a result may cause variability in our quarterly shipments. Increases in competitive tracker pricing pressure can also affect our revenue by lowering the average selling price ("ASP") of our products.

We operate in nearly all significant tracker markets around the world. We have dedicated sales staff in the United States, Brazil, Mexico, Spain and other countries in Europe, the Middle East, and Africa to support our sales activities in those geographies. Our local presence is complemented with the following go-to-market strategies:

- Our sales and marketing strategy is focused on building long-term relationships with key stakeholders involved in developing, building, owning, and maintaining utility-scale solar projects. We educate those stakeholders on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities compared to competing products.

- In the United States and more mature international markets, our sales team maintains active relationships with key stakeholders and customers such as developers and builders of utility-scale solar systems. We leverage these relationships and knowledge of the available project pipeline, inbound requests for proposals ("RFPs") from potential customers, and competitive dynamics. Frequently we are either awarded the project outright or become 'short-listed' among a group of eligible bidders. In each case we create a detailed proposal that leverages our project engineering expertise to offer a compelling project and/or project portfolio-specific value proposition.

- In less mature international markets, we leverage a variety of broad and account-based marketing techniques to acquire customers. These include conducting thought leadership seminars and developer forums, installation training programs, and participation in industry conferences, events, and trade associations.

- We set pricing for our products based on the long-term value derived from energy yield performance and total cost of ownership. For our core tracker products, we offer differing pricing to address multiple market segments based on site characteristics and weather protection requirements, among other factors.

Basis of presentation

Prior to the Transactions (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K), we did not operate as a separate entity and stand-alone separate historical financial statements for Nextracker were not prepared. Accordingly, the consolidated financial statements for the period preceding the Transactions were derived from Flex's historical accounting records and were presented on a carve-out basis and include allocations of certain costs from Flex incurred on Nextracker's behalf. Such costs may not have represented the amounts that would have been incurred had we operated autonomously or independently from Flex during the period preceding the Transactions. All intercompany transactions and accounts within Nextracker have been eliminated.

In connection with the IPO, we entered into a separation agreement with Flex which sets forth certain agreements between us and Flex regarding principal actions taken in connection with the separation of our business from the retained Flex businesses (the "Separation Agreement"). The Separation Agreement also sets forth other agreements that govern certain aspects of our relationship with Flex following the completion of the Merger.

- *Transfer of Assets and Liabilities*—Pursuant to the Separation Agreement, prior to our IPO, Flex transferred substantially all of the assets and liabilities comprising the legacy Nextracker business to us.

- *Insurance Matters*—We continued to be covered under Flex's existing insurance policies until Flex and its affiliates held 50% or less of our and our subsidiaries' outstanding capital stock (which occurred following the Spin Transactions), subject to certain exceptions. In connection with the Spin Transactions, we arranged for our own insurance policies and will no longer seek benefit from any of Flex's or its affiliates' insurance policies that may provide coverage for claims relating to our business prior to the date on which we obtained our own insurance coverage.

- *Transition Services Agreement*—We and the LLC entered into a transition services agreement with Flextronics International USA, Inc. ("FIUI"), pursuant to which FIUI and its subsidiaries agreed to provide us and our subsidiaries with various services.

- *Brazil operations*—We, the LLC, Flex and an affiliate of Flex entered into an umbrella agreement (the "Umbrella Agreement") that governs the terms, conditions and obligations of a strategic commercial relationship between us and Flex for the sale of our solar trackers in Brazil. The Umbrella Agreement remains in effect in accordance with its terms following the Spin Transactions.

- *Employee Matters Agreement*— We and Nextracker LLC entered into an employee matters agreement with Flex that governs Nextracker's and Flex's compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs. Under the terms of the employee matters agreement, at the time of the completion of the Spin Transactions, we assumed outstanding options, RSUs and PSUs granted to our employees pursuant to Flex's 2017 Equity Incentive Plan (or other applicable equity incentive plan of Flex), which were converted into options, RSUs and PSUs to purchase or receive an adjusted number of shares of Class A common stock pursuant to the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (or other applicable equity incentive plan of Nextracker). The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both us and Flex, and remains in effect in accordance with its terms following the Spin Transactions.

- *Tax Matters Agreement*—Immediately prior to the Spin Distribution, we, Flex and Yuma entered into a tax matters agreement (the "Tax Matters Agreement") which governs the rights, responsibilities and obligations of such parties with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Spin Distribution and the Mergers), tax attributes, tax returns, tax contests and certain other matters.

In connection with the Spin Transactions that closed on January 2, 2024, (i) Yuma merged with and into a wholly-owned limited liability company subsidiary of Nextracker, with such limited liability company surviving the merger, and (ii) Flex no longer directly or indirectly held any shares of our common stock or any securities convertible into or exchangeable for our common stock, and we are no longer a "controlled company" within the meaning of the rules of Nasdaq.

Key business and operational metrics

In addition to information related to our financial performance, we use certain operating metrics to evaluate our business. These metrics, together with our financial statements, are used by our management to measure our performance, identify trends impacting our business and formulate projections. One metric we use to evaluate our sales performance and to track market acceptance of our products from year to year is GW delivered generally and the change in GW delivered from year to year specifically. GW is calculated specifically for each project and represents the nameplate, or maximum, power output capacity of the project under optimized conditions once the project is fully operational. GW delivered for a project is calculated as the total nameplate capacity of the project multiplied by the cost of materials delivered to the project as a percentage of the total materials cost of the project.

	Fiscal year ended March 31,			2024 to 2023 percent change	2023 to 2022 percent change
	2024	**2023**	**2022**		
GW delivered	26.0	18.0	15.0	44%	20%

Critical accounting policies and significant management estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things: impairment of goodwill, impairment of long-lived assets, allowance for credit losses, provision for excess or obsolete inventories, valuation of deferred

tax assets, warranty reserves, contingencies, operation related accruals, and fair values of stock options and restricted share unit awards granted under stock-based compensation plans. We periodically review estimates and assumptions, and the effects of our revisions are reflected in the period they occur. We believe that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue recognition

We account for revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606") for all periods presented.

In applying ASC 606, we recognize revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software license along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. In assessing the recognition of revenue, we evaluate whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time. For further details on our revenue recognition refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Inflation Reduction Act of 2022 Vendor Rebates

On August 16, 2022, the IRA was enacted into law, which includes a new corporate minimum tax, a stock repurchase excise tax, numerous green energy credits, other tax provisions, and significantly increased enforcement resources. The Section 45X of the Internal Revenue Code of 1986, as amended, 45X Credit was established as part of the IRA and is a per-unit tax credit earned over time for each clean energy component domestically produced and sold by a manufacturer.

We have executed agreements with certain suppliers to ramp up our U.S. manufacturing footprint. These suppliers produce 45X Credit eligible parts, including torque tubes and structural fasteners, that will then be incorporated into a solar tracker. The 45X Credit was eligible for domestic parts manufactured after January 1, 2023. We have contractually agreed with these suppliers to share a portion of the economic value of the credit related to our purchases in the form of a vendor rebate. We account for these vendor rebate amounts as a reduction of the purchase price of the parts acquired from the vendor and therefore a reduction of inventory until the control of the part is transferred to the customer, at which point we recognize such amounts as a reduction of cost of sales on the consolidated statements of operations and comprehensive income. For certain immaterial vendor rebates related to purchases that occurred prior to the execution of the agreement, we capitalized the cumulative impact of the vendor rebates, the total of which is to be amortized over the life of the associated contract with the supplier, as a reduction of the prices of future purchases. During the fourth quarter of fiscal 2024, due to additional guidance published and after discussion with our vendors, we determined the amount and collectability of the 45X Credit vendor rebates we expect to receive in accordance with the vendor contracts and recognized a cumulative reduction to cost of sales of $121.4 million related to 45X Credit vendor rebates earned on production of eligible components shipped to projects starting on or after January 1, 2023. As of March 31, 2024, we had approximately $125.4 million in vendor rebates receivable included in other current assets, and approximately $3.0 million of deferred vendor consideration included in accrued expense on the consolidated balance sheet.

Product warranty

We offer an assurance type warranty for our products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential

failure rates. These estimates are based on data from our specific projects. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

In fiscal year 2023, we identified a potential design issue related to one of our non-core tracker products that requires rework and maintenance under our existing warranty programs. As a result, warranty expense increased by approximately $9 million, which included estimated costs for replacement parts and repair.

Changes to our expected failure rates related to our core products have not materially impacted our warranty obligation in fiscal year 2024. The Company continues to monitor and update the warranty liability based on current estimates related to the cost of replacement parts and repairs.

Redeemable interests and non-controlling interests

After the IPO, but prior to the separation from Flex, the balance of the redeemable non-controlling interests was reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest's share of earnings or losses and other comprehensive income or loss, or its estimated maximum redemption amount. The resulting changes in the estimated maximum redemption amount (increases or decreases) were recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. Prior to the separation from Flex, these interests were presented on the consolidated balance sheets as temporary equity under the caption "Redeemable non-controlling interests" as redemption conditions were outside of the control of the Company. As of March 31, 2024, subsequent to the spin-off from Flex, due to the fact that the redemption conditions are no longer outside of the control of the Company, the non-controlling interests are now presented on the consolidated balance sheet as permanent equity under the caption "non-controlling interests."

Income taxes

We operate in numerous states and countries and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability for income taxes that we have incurred in doing business each year in all our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our tax return liabilities. Each jurisdiction has the right to audit those tax returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determination of our annual income tax provision is subject to judgments and estimates, actual results may vary from those recorded in our financial statements. We recognize additions to and reductions in income tax expense during a reporting period that pertains to prior period provisions as our estimated liabilities are revised and our actual tax returns and tax audits are completed.

Our management is required to exercise judgment in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowance that might be required against deferred tax assets. For further details on our income taxes, refer to Note 13 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Tax receivable agreement

We have recorded a liability of $391.6 million as of March 31, 2024, which is included in TRA liability and other liabilities on the consolidated balance sheets and represents 85% of the estimated future tax benefits subject to the Tax Receivable Agreement ("TRA"). In U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes, will be available to us as a result of certain transactions executed in connection with our IPO and follow-on offering, exchanges of Class A common stock or cash and payments made under the TRA. The actual amount and timing of any payments under these agreements will vary depending upon a number of factors, including, among others, the timing of future exchanges by members of Nextracker LLC, the price of our Class A common stock at the time of the future exchanges, the extent to which such future exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreements constituting imputed interest. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results as well as assumptions related to future forecasts for our various businesses by location. The impact of any changes in the total projected obligations recorded under the tax receivable agreements as a result of actual changes in the geographic mix of our

earnings, changes in tax legislation and tax rates or other factors that may impact our actual tax savings realized will be reflected in income before taxes in the period in which the change occurs.

Key components of our results of operations

The following discussion describes certain line items in our consolidated statements of operations and comprehensive income.

Revenue

We derive our revenue from the sale of solar trackers and software products to our customers. Our revenue growth is dependent on (i) our ability to maintain and expand our market share, (ii) total market growth and (iii) our ability to develop and introduce new products driving performance enhancements and cost efficiencies throughout the solar power plant.

Cost of sales and gross profit

Cost of sales consists primarily of purchased components net of any incentives or rebates earned from our suppliers, shipping and other logistics costs, applicable tariffs, standard product warranty costs, amortization of certain acquired intangible assets, stock-based compensation and direct labor. Direct labor costs represent expenses of personnel directly related to project execution such as supply chain, logistics, quality, tooling, operations and customer satisfaction. Amortization of intangibles consists of developed technology and certain acquired patents over its expected period of use and is also included under cost of sales.

Steel prices, cost of transportation, and labor costs in countries where our suppliers perform manufacturing activities affect our cost of sales. Our ability to lower our cost of sales depends on implementation and design improvements to our products as well as on driving more cost-effective manufacturing processes with our suppliers. We generally do not directly purchase raw materials such as steel or electronic components and do not hedge against changes in their price. Most of our cost of sales are directly affected by sales volume. Personnel costs related to our supply chain, logistics, quality, tooling and operations are not directly impacted by our sales volume.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of personnel-related costs associated with our administrative and support functions. These costs include, among other things, personnel costs, stock-based compensation, facilities charges including depreciation associated with administrative functions, professional services, travel expenses, and allowance for bad debt. Professional services include audit, legal, tax and other consulting services. We have expanded our sales organization and expect to continue growing our sales headcount to support our planned growth. We have incurred and expect to continue to incur on an ongoing basis certain new costs related to the requirements of being a publicly traded company, including insurance, accounting, tax, legal and other professional services costs, which could be material. Amortization of intangibles consists of customer relationships and trade names over their expected period of use and is also included under selling, general and administrative expenses.

Research and development

Research and development expenses consist primarily of personnel-related costs associated with our engineering employees, stock-based compensation, as well as third-party consulting. Research and development activities include improvements to our existing products, development of new tracker products and software products. We expense substantially all research and development expenses as incurred. We expect that the dollar amount of research and development expenses will increase in amount over time.

Income tax expense

Our taxable income is primarily from the allocation of taxable income from the LLC. The provision for income taxes primarily represents the LLC's U.S. federal, state, and local income taxes as well as foreign income taxes payable by its subsidiaries. The LLC owns 100% of all foreign subsidiaries. We expect to receive a tax benefit for foreign tax credits in the United States for our distributive shares of the foreign tax paid.

RESULTS OF OPERATIONS

The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

For a discussion of our results of operations for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

	Fiscal year ended March 31,			2024 vs 2023	2023 vs 2022
	2024	2023	2022	% Change	% Change
Statement of Operations and Comprehensive Income Data:		*(In thousands, except percentages)*			
Revenue	$ 2,499,841	$ 1,902,137	$ 1,457,592	31%	30%
Cost of sales	1,686,792	1,615,164	1,310,561	4	23
Gross profit	813,049	286,973	147,031	183	95
Selling, general and administrative expenses	183,571	96,869	66,948	90	45
Research and development	42,360	21,619	14,176	96	53
Operating income	587,118	168,485	65,907	248	156
Interest expense	13,820	1,833	34	654	5,291
Other (income) expense, net	(34,699)	(2,431)	765	1,327	(418)
Income before income taxes	607,997	169,083	65,108	260	160
Provision for income taxes	111,782	47,750	14,195	134	236
Net income and comprehensive income	$ 496,215	$ 121,333	$ 50,913	309%	138%

Measures

We present Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Non-GAAP gross margin, and Adjusted EBITDA Margin as supplemental measures of our performance. We define Non-GAAP gross profit as gross profit plus stock-based compensation expense and intangible amortization. We define Non-GAAP operating income as operating income plus stock-based compensation expense and intangible amortization. We define Non-GAAP net income as net income (loss) plus stock-based compensation expense, intangible amortization, and certain nonrecurring legal costs and other discrete events as applicable, net of their tax effects. We define Adjusted EBITDA as net income (loss) plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, (v) stock-based compensation expense, (vi) various non-recurring tax adjustments and (vii) certain nonrecurring legal costs and other discrete events as applicable. We define Non-GAAP gross margin as the percentage derived from Non-GAAP gross profit divided by revenue. We define Adjusted EBITDA Margin as the percentage derived from Adjusted EBITDA divided by revenue. For fiscal 2024, we also omit the benefits from the recognition of the Advanced Manufacturing Tax Credits that reduced cost of sales (as further described in Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report) from the above Non-GAAP and Adjusted profit, income and margin amounts.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Non-GAAP gross margin, and Adjusted EBITDA Margin are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Non-GAAP gross margin and Adjusted EBITDA Margin as factors in evaluating management's performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Non-GAAP gross margin and Adjusted EBITDA Margin do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Non-GAAP gross margin and Adjusted EBITDA Margin differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Non-GAAP gross margin and Adjusted EBITDA Margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Non-GAAP gross margin and Adjusted EBITDA Margin below and not rely on any single financial measure to evaluate our business.

	Fiscal year ended March 31,		
	2024	2023	2022
Other Financial Information:	*(In thousands, except percentages)*		
Non-GAAP gross profit	$ 702,683	$ 300,017	$ 152,599
Non-GAAP operating income	$ 522,771	$ 203,127	$ 90,363
Non-GAAP net income	$ 451,395	$ 153,095	$ 69,870
Adjusted EBITDA	$ 521,465	$ 208,977	$ 92,279
Net income (% of revenue)	19.8%	6.4%	3.5%
Non-GAAP gross margin	28.1%	15.8%	10.5%
Adjusted EBITDA (% of revenue)	20.9%	11.0%	6.3%

The following table provides a reconciliation of Non-GAAP gross profit to gross profit, Non-GAAP operating income to operating income, Non-GAAP net income to net income and Adjusted EBITDA to net income for each period presented. The Non-GAAP measures presented in the table are inclusive of redeemable non-controlling interests and non-controlling interests.

Reconciliation of GAAP to Non-GAAP Financial Measures:	Fiscal year ended March 31,					
	2024		**2023**		**2022**	
	(In thousands, except percentages)					
GAAP gross profit	$	813,049	$	286,973	$	147,031
Stock-based compensation expense		10,764		12,794		1,526
Intangible amortization		275		250		4,042
Advanced manufacturing tax credit vendor rebate (2)		(121,405)		—		—
Non-GAAP gross profit	$	702,683	$	300,017	$	152,599
GAAP operating income	$	587,118	$	168,485	$	65,907
Stock-based compensation expense		56,783		31,994		3,048
Intangible amortization		275		1,207		8,465
Legal costs and other (1)		—		1,441		12,943
Advanced manufacturing tax credit vendor rebate (2)		(121,405)		—		—
Non-GAAP operating income	$	522,771	$	203,127	$	90,363
GAAP net income	$	496,215	$	121,333	$	50,913
Stock-based compensation expense		56,783		31,994		3,048
Intangible amortization		275		1,207		8,465
Adjustment for taxes		19,527		(2,880)		(5,499)
Legal costs and other (1)		—		1,441		12,943
Advanced manufacturing tax credit vendor rebate (2)		(121,405)		—		—
Non-GAAP net income	$	451,395	$	153,095	$	69,870
GAAP Net income	$	496,215	$	121,333	$	50,913
Interest, net		2,124		1,833		34
Provision for income taxes		111,782		47,750		14,195
Depreciation expense		4,088		3,419		2,681
Intangible amortization		275		1,207		8,465
Stock-based compensation expense		56,783		31,994		3,048
Legal costs and other (1)		—		1,441		12,943
Advanced manufacturing tax credit vendor rebate (2)		(121,405)		—		—
Other tax related income, net		(28,397)		—		—
Adjusted EBITDA	$	521,465	$	208,977	$	92,279
Net income (% of revenue)		*19.8%*		*6.4%*		*3.5%*
Non-GAAP gross margin		28.1%		15.8%		10.5%
Adjusted EBITDA (% of revenue)		20.9%		11.0%		6.3%

(1) Represents additional charges incurred in relation to a litigation matter. The net settlement and direct legal costs in aggregate are excluded from our Non-GAAP net income. Based on historical experience we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies.

(2) Vendor credits as previously defined under the section "Inflation Reduction Act of 2022 Vendor Rebates". We believe that the assessment of our operations excluding the benefit from the vendor credits provides a more consistent comparison of our performance given the cumulative nature of the amount recorded in the fiscal year. These vendor rebates were not taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies.

The data below, and discussion that follows, represents our results from operations.

Revenue

Revenue increased by $597.7 million, or 31%, for our fiscal year 2024 compared to fiscal year 2023, driven by a 44% increase in GW delivered as we delivered approximately 26.0 GW during fiscal year 2024, compared to 18.0 GW during fiscal year 2023. Revenue increased approximately $404.0 million, or 31%, in the U.S. and $193.7 million or 32% in the Rest of the World during fiscal year 2024 compared to the previous year. The growth from the Rest of the World was driven primarily from increased sales in India, Australia and Europe. Revenue from the increased deliveries was partially offset by reduced sales prices driven by pricing competition and declines in direct costs of our trackers.

Cost of sales and gross profit

Cost of sales increased by $71.6 million, or 4%, during fiscal year 2024 compared to fiscal year 2023 primarily due to the increase in sales noted above, coupled with stock-based compensation expense incurred in conjunction with our 2022 equity incentive plan, and partially offset by the impact of the 45X Credit further discussed below.

Gross profit increased by $526.1 million, or 183%, during fiscal year 2024 compared to fiscal year 2023, primarily resulting from the impact of the 45X Credit discussed below, coupled with structural enhancements that have been implemented in the business primarily efficiencies in our supply chain that have improved our overall margin structure. Maintaining pricing discipline, favorable cost absorption, including lower freight and logistic costs, across our customer base and regions we serve were the primary drivers supporting the increased margin. We have also expanded our global supply chain that allows sourcing local material, provides flexibility servicing our customers and directly reduces freight and logistics costs. Freight and logistics costs as a percentage of cost of sales decreased by about 900 basis points during fiscal year 2024 compared to fiscal year 2023. Gross margin increased by over 1,000 basis points from 15.1% for fiscal year 2023 to 32.5% for fiscal year 2024.

On August 16, 2022, the IRA was enacted into law, which includes a new corporate minimum tax, a stock repurchase excise tax, numerous green energy credits, other tax provisions, and significantly increased enforcement resources, as more fully described in Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The 45X Credit which was established as part of the IRA, is a per-unit tax credit earned over time for each clean energy component domestically produced and sold by a manufacturer. The 45X Credit was eligible for domestic parts manufactured after January 1, 2023. We have executed agreements with certain suppliers to ramp up our U.S. manufacturing footprint. These suppliers produce 45X Credit eligible parts, including torque tubes, and structural fasteners, that will then be incorporated into a solar tracker. We have contractually agreed with these suppliers to share a portion of the economic value of the credit related to our purchases in the form of a vendor rebate. We account for these vendor rebate amounts as a reduction of the purchase price of the parts acquired from the vendor and therefore a reduction of inventory until the control of the part is transferred to the customer, at which point we recognize such amounts as a reduction of cost of sales on the consolidated statements of operations and comprehensive income. During the fourth quarter of fiscal 2024, due to additional guidance published and after discussion with our vendors, we determined the amount of the 45X Credit vendor rebates we expect to receive in accordance with the vendor contracts and recognized a cumulative reduction to cost of sales of $121.4 million related to 45X Credit vendor rebates earned on production of eligible components shipped to projects starting on or after January 1, 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $86.7 million, or 90%, to $183.6 million for fiscal year 2024, from approximately $96.9 million in fiscal year 2023 while also increasing approximately 222 basis points from approximately 5% to over 7% as a percentage of revenue during the same period. The increase in selling, general and administrative expenses was primarily the result of an increase in stock-based compensation expense of $19.1 million incurred in conjunction with our 2022 equity incentive plan, the remaining cost of approximately $67.6 million related to our continued expansion of our sales organization in line with the growth in the global market, and due to the expansion of our supporting functions as a public company.

Research and development

Research and development expenses increased $20.7 million, or 96%, to $42.4 million for fiscal year 2024 from approximately $21.6 million during fiscal year 2023 as a result of our commitment to product innovation and development including

software enhancements through additional headcount, coupled with increase in stock-based compensation expense of $7.7 million.

Other income, net

Other income net increased $32.3 million, to $34.7 million for fiscal year 2024, from $2.4 million during fiscal year 2023, driven by $28.4 million of tax related other income incurred during fiscal year 2024 as a result of a reduction of our liability under the TRA due to a decrease in our current fiscal year state blended tax rate.

Provision for income tax

We accrue and pay income taxes according to the laws and regulations of each jurisdiction in which we operate. Most of our revenue and profits are generated in the United States with a statutory income tax rate of approximately 21% in fiscal years 2024, 2023, and 2022. For fiscal years 2024 2023, and 2022, we recorded total income tax expense of $111.8 million, $47.8 million and $14.2 million respectively, which reflected consolidated effective income tax rates of 18.4%, 28.2% and 21.8% respectively. The increase in tax expense as well as effective tax rate from fiscal year 2023 to 2024 is driven by the increase in income before income taxes for the corresponding period.

From time to time, we are subject to income and non-income based tax audits in the jurisdictions in which we operate. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax rules and regulations in a number of jurisdictions. Due to such complexity of these uncertainties, the ultimate resolution may result in a payment or refund that is materially different from our estimates.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations primarily with cash provided by operations and Flex contributions prior to the separation. Our principal uses of cash have been to fund our operations and invest in research and development (we also returned capital to Flex up until the separation). Prior to the IPO, cash was managed pursuant to a centralized cash management program administered by Flex, that included intra-quarter cash transfers to/from Flex pooling accounts and the balances being settled or scheduled for settlement, as of period ends. We discontinued our participation in the Flex cash pooling management programs during fiscal year 2024, and since then our cash flow generation and credit facilities have continued to provide adequate liquidity for our business.

Credit Facilities

In connection with the IPO, Nextracker Inc. and the LLC, as the borrower, entered into a senior credit facility with a syndicate of banks (the "2023 Credit Agreement") comprised of (i) a term loan in the aggregate principal amount of $150.0 million (the "Term Loan"), and (ii) a revolving credit facility in an aggregate principal amount of $500.0 million (the "RCF"). The RCF is available to fund working capital, capital expenditures and other general corporate purposes.

The RCF is available in U.S. dollars, euros and such currencies as mutually agreed on a revolving basis during the five-year period through February 11, 2028. A portion of the RCF not to exceed $300.0 million is available for the issuance of letters of credit. A portion of the RCF not to exceed $50.0 million is available for swing line loans. Subject to the satisfaction of certain conditions, the LLC will be permitted to incur incremental term loan facilities or increase the RCF commitment in an aggregate principal amount equal to $100.0 million plus an additional amount such that the secured net leverage ratio or total net leverage ratio, as applicable, is equal to or less than a specified threshold after giving pro forma effect to such incurrence.

The obligations of the LLC under the 2023 Credit Agreement and related loan documents are jointly and severally guaranteed by Nextracker Inc., certain other holding companies (collectively, the "Guarantors") and, subject to certain exclusions, certain of the LLC's existing and future direct and indirect wholly-owned domestic subsidiaries.

As of the closing of the 2023 Credit Agreement, all obligations of the LLC and the guarantors are secured by certain equity pledges by the LLC and the Guarantors. However, if the LLC's total net leverage ratio exceeds a specified threshold, the collateral will include substantially all the assets of the LLC and the Guarantors and, if the LLC meets certain investment grade conditions, such lien will be released.

The Term Loan requires quarterly principal payments beginning on June 30, 2024, in an amount equal to 0.625% of the original aggregate principal amount of the Term Loan. From June 30, 2025, the quarterly principal payment will increase to

1.25% of the original aggregate principal amount of the Term Loan. The remaining balance of the Term Loan and the outstanding balance of any RCF loans will be repayable on February 11, 2028. Borrowings under the 2023 Credit Agreement are prepayable and commitments subject to being reduced in each case at the LLC's option without premium or penalty. The 2023 Credit Agreement contains certain mandatory prepayment provisions in the event that the LLC or its restricted subsidiaries incur certain types of indebtedness or, subject to certain reinvestment rights, receive net cash proceeds from certain asset sales or other dispositions of property.

Borrowings in U.S. dollars under the 2023 Credit Agreement bear interest at a rate based on either (a) a term secured overnight financing rate ("SOFR") based formula (including a credit spread adjustment of 10 basis points) plus a margin of 162.5 basis points to 200 basis points, depending on the LLC's total net leverage ratio, or (b) a base rate formula plus a margin of 62.5 basis points to 100 basis points, depending on the LLC's total net leverage ratio. Borrowings under the RCF in euros bear interest based on the adjusted EURIBOR rate plus a margin of 162.5 basis points to 200 basis points, depending on the LLC's total net leverage ratio. The LLC is required to pay a quarterly commitment fee on the undrawn portion of the RCF commitments of 20 basis points to 35 basis points, depending on the LLC's total net leverage ratio. The interest rate for the Term Loan was 6.92% (SOFR rate of 5.20% plus a margin of 1.72%) as of March 31, 2024.

The 2023 Credit Agreement contains certain affirmative and negative covenants that, among other things and subject to certain exceptions, limit the ability of the LLC and its restricted subsidiaries to incur additional indebtedness or liens, to dispose of assets, change their fiscal year or lines of business, pay dividends and other restricted payments, make investments and other acquisitions, make optional payments of subordinated and junior lien debt, enter into transactions with affiliates and enter into restrictive agreements. In addition, the 2023 Credit Agreement requires the LLC to maintain a consolidated total net leverage ratio below a certain threshold. As of March 31, 2024, we were in compliance with all applicable covenants under the 2023 Credit Agreement, the Term Loan and the RCF.

Tax Receivable Agreement

In connection with the IPO, on February 13, 2023, Nextracker Inc. also entered into a Tax Receivable Agreement (the "Tax Receivable Agreement") that provided for the payment by us to Yuma, Yuma Sub, TPG Rise Flash, L.P. ("TPG Rise"), and the following affiliates of TPG Rise: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (together, the "TPG Affiliates") (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances, as more fully described in Note 13 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Prior to the Spin Transactions, Yuma and Yuma Sub assigned their respective rights under the Tax Receivable Agreement to an entity that remains an affiliate of Flex.

We believe that our cash provided by operations and other existing and committed sources of liquidity, including our revolving credit facility, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, potential debt service requirements and payments under the Tax Receivable Agreement for at least the next 12 months.

Cash Flows Analysis

	Fiscal year ended March 31,		
	2024	2023	2022
	(In thousands)		
Net cash provided by (used in) operating activities	$ 428,973	$ 107,669	$ (147,113)
Net cash used in investing activities	(6,660)	(3,159)	(5,750)
Net cash used in financing activities	(78,267)	(3,572)	(8,656)

Fiscal year 2024

Net cash provided by operating activities was $429.0 million during fiscal year 2024. Total cash provided during the period was driven by net income of $496.2 million adjusted for non-cash charges of approximately $25.5 million primarily related to deferred income taxes associated with our Tax Receivable Agreement partially offset by stock-based compensation expense, depreciation and amortization; coupled with depreciation, amortization and provision for credit losses. Cash from net income was further decreased by the overall increase in our net operating assets and liabilities, primarily our net working capital accounts, resulting in an outflow of approximately $92.8 million. Accounts receivable and contract assets in aggregate increased approximately $213.1 million during fiscal year 2024, resulting from a significant increase in revenue during the second half of the fiscal year, and increase of inventories of approximately $61.0 million due to strong future demand. Partially offsetting the cash outflows were increases in accounts payable of approximately $245.4 million partially associated with increased volume in the second half of the fiscal year and increase in our payment cycles, increases in deferred revenue of approximately $82.6 million driven by increased deposits on higher bookings during the fiscal year, coupled with increases in other assets of $104.2 million primarily related to the recognition of the vendor rebate receivables discussed in Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, and increases in other liabilities of approximately $42.5 million primarily due to the increase in the TRA liability, also discussed in Note 2 in the notes to the consolidated financial statements.

Net cash used in investing activities was approximately $6.7 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $78.3 million primarily resulting from the tax distributions to our non-controlling interest holders pursuant to the LLC Agreement (see Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K), and our payment to Flex for the cash pool payable outstanding to Flex. After repaying such amount to Flex, no such cash pool payable was outstanding as of March 31, 2024.

Fiscal year 2023

Net cash provided by operating activities was $107.7 million during fiscal year 2023. Total cash provided during the period was driven by net income of $121.3 million adjusted for non-cash charges of approximately $65.6 million primarily related to stock-based compensation expense, deferred income taxes associated with the Tax Receivable Agreement that we entered into in connection with the IPO (For additional details refer to Note 13 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K); coupled with depreciation and amortization. Cash from net income was decreased by the overall increase in our net operating assets and liabilities, primarily our net working capital accounts, resulting in an outflow of approximately $79.2 million. Accounts receivable and contract assets in aggregate increased approximately $167.3 million during fiscal year 2023, resulting from increased sales, longer billing and collection periods. Other assets increased by $19.0 million primarily due to advance payments to suppliers to secure product with longer lead times and expansion of supplier capacity in the United States, continued logistics constraints and increased operations. Accounts payable decreased approximately $37.0 million, which was directly associated with the offsetting decrease in inventory of approximately $25.1 million. The decline in inventory and accounts payable are directly attributable to our continued expansion of U.S. manufacturing that has reduced our in-transit time for our inventory. Offsetting the cash outflows were increases in deferred revenue of approximately $120.5 million, primarily resulting from increased operations, upfront funding of new contracts, and increases in other liabilities of approximately $21.8 million.

Net cash used in investing activities was approximately $3.2 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $3.6 million primarily resulting from net inflows of $150.0 million from our credit facilities, coupled with net cash transfers from Flex of $24.2 million primarily pursuant to the centralized cash management function performed by Flex. Offsetting these inflows was a distribution of $175.0 million that we made to Flex (through Yuma and Yuma Subsidiary, Inc., and TPG Rise, as further described in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K). We did not retain the proceeds of the IPO, which were distributed to the pre-IPO owners in exchange for LLC common units.

Fiscal year 2022

Net cash used in operating activities was $147.1 million during fiscal year 2022 driven by an increase in net working capital of approximately $207.1 million. Cash used for inventory, accounts receivable and contract assets was approximately $278.8 million in fiscal year 2022 as we continued to fund increased operations and were unfavorably impacted by the timing of cash collections coupled with delays in projects as a result of logistics constraints. This was partially offset by increased accounts payable of approximately $35.8 million, a decrease in other current and noncurrent assets primarily due to lower levels of advance payments made to suppliers for future procurement of inventory and an increase of deferred revenue of approximately $15.2 million resulting from upfront funding on new contracts. Further offsetting cash used for net working capital was net income of approximately $50.9 million adjusted for noncash charges of approximately $11.1 million related to depreciation and amortization.

Net cash used in investing activities was approximately $5.8 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $8.7 million resulting from net cash transfers to Flex primarily pursuant to the centralized cash management function performed by Flex.

Cash management and financing

Prior to the IPO we historically participated in a centralized cash management program administered by Flex; disbursements were independently managed by us. The cash balance reflected in the consolidated balance sheets as of March 31, 2024 and March 31, 2023 consists of the cash managed and controlled by us that is not part of the Flex centralized cash management pool. Nextracker participated in the Flex cash pooling management programs intra-quarter during our fiscal year 2023; this was discontinued at the beginning of fiscal year 2024. In the absence of the cash pooling program, we expect our credit facilities and our cash position to provide adequate liquidity for our business. We had a total liquidity of approximately $900 million as of March 31, 2024, primarily related to unutilized amounts under the RCF net of cumulative letters of credit issued in conjunction with our customer contracts, and our cash and cash equivalents balance as of March 31, 2024." Due to related parties" as of March 31, 2023 are balances resulting from transactions between us and Flex subsidiaries that have historically been cash settled and are treated as operating activities in the consolidated statement of cash flows. As a result of the spin-off from Flex, Flex no longer directly or indirectly holds a financial interest in the Company and is no longer considered a related party as of March 31, 2024.

Contractual obligations and commitments

As discussed in the "Credit Facilities" section above, we borrowed $150.0 million under the term loan in February 2023.

For detail of our debt obligation refer to Note 9 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Additionally, we were historically part of Flex's broader capital structure up until the IPO. During these prior periods, the Company did not have any outstanding bank borrowings or long-term debt. We have historically maintained a low level of net working capital requirements and funded those requirements through cash from operations as we do not require a significant amount of investment to fund growth. The Company currently does not participate in off-balance sheet financial arrangements. We have purchase obligations that arise in the normal course of business primarily consisting of binding purchase orders for inventory related items.

We also have leased certain facilities under operating lease commitments as further described in Note 3 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We also have outstanding firm purchase orders with certain suppliers for the purchase of inventory, which are not included in the table above. Most of the purchase obligations are generally short-term in nature. As of March 31, 2024, our purchase obligations were approximately $4.9 million. Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

Recently adopted accounting pronouncements

Refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recently adopted accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in commodity prices, such as steel and customer concentrations. We do not hold or issue financial instruments for trading purposes and had $147.7 million outstanding under our term loan, net of issuance costs as of March 31, 2024. Refer to Note 9 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

There were no material changes in our exposure to market risks for changes in interest and foreign currency exchange rates for the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, except with respect to potential interest rate changes to our senior credit facilities, for which the impact was immaterial for the fiscal year ended March 31, 2024.

Concentration of major customers

Our customer base consists primarily of EPCs, as well as solar project owners and developers. We do not require collateral on our trade receivables. The loss of any one of our top five customers could have a materially adverse effect on the revenue and profits of the Company.

The following table sets forth the revenue from our customers that exceeded 10% of our total revenue and the total revenue from our five largest customers by percentage of our total revenue during the periods included below:

	Fiscal year ended March 31,		
	2024	2023	2022
Customer A	—	17.4%	13.5%
Customer G	17.0%	—	—
Top five largest customers	41.1%	40.5%	37.6%

Our trade accounts receivables and contract assets are from companies within the solar industry and, as such, we are exposed to normal industry credit risks. We periodically evaluate our reserves for potential credit losses and establish reserves for such losses.

The following table sets forth the total accounts receivable, net of allowance for credit losses and contract assets, from our largest customers that exceeded 10% of such total, and the total accounts receivable and contract assets net of allowance for credit losses, from our top five customers by percentage during the periods included below:

	As of March 31,		
	2024	2023	2022
Customer A	12.4%	15.2%	10.3%
Customer E	—	—	13.0%
Customer F	—	14.0%	—
Customer G	15.5%	—	—
Top five largest customers	46.5%	43.5%	45.5%

Commodity price risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, such as steel, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition, and results of operations.

In addition, we are subject to risk from fluctuating logistics costs. As a result of disruptions caused by COVID-19, consumer and commercial demand for shipped goods has increased across multiple industries, which in turn has reduced the availability and capacity of shipping containers and available ships worldwide. These disruptions caused, and may in the future cause, increased logistics costs and shipment delays affecting the timing of our project deliveries, the timing of our recognition of revenue and our profitability.

Foreign currency exchange risk

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. We intend to manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management.

Based on our overall currency rate exposures as of March 31, 2024 and March 31, 2023, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, and other factors, a 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Nextracker Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nextracker Inc. and subsidiaries (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, redeemable interest and stockholders' deficit / parent company equity (deficit), and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Contract Estimates, Revenue Recognition– Refer to Note 2 to the financial statements.

Critical Audit Matter Description

The Company recognizes solar tracker system project revenues over time, based on costs incurred to date on the project as a percentage of total expected costs to be incurred. Revenue for the year ended March 31, 2024 includes amounts recorded for projects which are not yet complete and therefore require estimation. Accounting for contracts for which revenue is recognized over time requires management to estimate the total expected costs to be incurred. As part of these estimates, management must make various assumptions regarding the complexity in calculating of the work pending to be performed, and the cost and availability of materials including variable freight costs. Certain assumptions, mainly the cost of materials and cost of variable freight, are subject to considerable judgment, and they are sensitive to various assumptions and inputs such as changes in expected costs for materials and freight.

Auditing management's estimates of total expected costs to be incurred was challenging due to significant judgments made by management with respect to materials and freight as future results may vary significantly from past estimates due to changes in facts and circumstances as the project progresses to completion. This led to significant auditor judgment and effort in performing procedures to evaluate management's estimates of the total expected costs to be incurred in order to complete projects.

How the Critical Audit Matter Was Addressed in the Audit

We have focused our procedures on the assumptions with higher judgment and which have a material impact to the financials. We have determined such assumptions to include materials and variable freight costs. Our audit procedures related to management's estimates of total expected costs to be incurred included the following, among others:

- We performed a thorough risk assessment on the assumptions used in the calculation to identify the assumptions that involve higher judgment and have material impact to the financial statements.

- We tested the design and implementation as well as operating effectiveness of management's control for determining the estimates of total expected costs to be incurred.

- We evaluated the reasonableness of significant assumptions involved and management's ability to estimate total expected costs to be incurred for a sample of projects by:

  - Testing the underlying data utilized in management's estimates by agreeing to source data or by developing an independent expectation.

  - Performing retrospective reviews by comparing actual performance to previously estimated performance to evaluate the thoroughness and precision of management's estimation process.

  - Testing the mathematical accuracy of management's cumulative revenue adjustments recorded during the year.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

May 28, 2024

We have served as the Company's auditor since 2021.

Nextracker Inc.
Consolidated balance sheets
(In thousands, except per share and per share amounts)

	As of March 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 474,054	$ 130,008
Accounts receivable, net of allowance of $3,872 and $1,768, respectively	382,687	271,159
Contract assets	397,123	297,960
Inventories	201,736	138,057
Other current assets	312,635	35,081
Total current assets	1,768,235	872,265
Property and equipment, net	9,236	7,255
Goodwill	265,153	265,153
Other intangible assets, net	1,546	1,321
Deferred tax assets and other assets	474,612	273,686
Total assets	$ 2,518,782	$ 1,419,680
LIABILITIES, REDEEMABLE INTERESTS AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 456,639	$ 211,355
Accrued expenses	82,410	59,770
Deferred revenue	225,539	176,473
Due to related parties	—	12,239
Other current liabilities	126,898	47,589
Total current liabilities	891,486	507,426
Long-term debt	143,967	147,147
TRA liability and other liabilities	491,301	280,246
Total liabilities	1,526,754	934,819
Commitments and contingencies (Note 12)		
Redeemable non-controlling interests	—	3,560,628
Stockholders' deficit:		
Class A common stock, $0.0001 par value, 900,000,000 shares authorized, 140,773,223 shares and 45,886,065 shares issued and outstanding, respectively	14	5
Class B common stock, $0.0001 par value, 500,000,000 shares authorized, 3,856,175 shares and 98,204,522 shares issued and outstanding, respectively	—	10
Accumulated deficit	(3,066,578)	(3,075,782)
Additional paid-in-capital	4,027,560	—
Accumulated other comprehensive income	17	—
Total Nextracker Inc. stockholders' equity (deficit)	961,013	(3,075,767)
Non-controlling interest	31,015	—
Total stockholders' equity (deficit)	992,028	(3,075,767)
Total liabilities, redeemable interests and stockholders' equity (deficit)	$ 2,518,782	$ 1,419,680

The accompanying notes are an integral part of these consolidated financial statements.

Nextracker Inc.
Consolidated statements of operations and comprehensive income
(In thousands, except share and per share amounts)

	Fiscal year ended March 31,		
	2024	2023	2022
Revenue	$ 2,499,841	$ 1,902,137	$ 1,457,592
Cost of sales	1,686,792	1,615,164	1,310,561
Gross profit	813,049	286,973	147,031
Selling, general and administrative expenses	183,571	96,869	66,948
Research and development	42,360	21,619	14,176
Operating income	587,118	168,485	65,907
Interest expense	13,820	1,833	34
Other (income) expense, net	(34,699)	(2,431)	765
Income before income taxes	607,997	169,083	65,108
Provision for income taxes	111,782	47,750	14,195
Net income and comprehensive income	$ 496,215	$ 121,333	$ 50,913
Less: Net income attributable to Nextracker LLC prior to the reorganization transactions	—	117,744	50,913
Less: Net income attributable to redeemable non-controlling interests and non-controlling interests	189,974	2,446	—
Net income attributable to Nextracker Inc.	$ 306,241	$ 1,143	$ —
Earnings per share attributable to the stockholders of Nextracker Inc. (1)			
Basic	$ 3.97	$ 0.02	N/A
Diluted	$ 3.37	$ 0.02	N/A
Weighted-average shares used in computing per share amounts:			
Basic	77,067,639	45,886,065	N/A
Diluted	147,284,330	145,851,637	N/A

(1) For fiscal year 2023, basic and diluted income per share is applicable only for the period February 9, 2023 through March 31, 2023, which is the period following the initial public offering ("IPO") and the related Transactions. See Note 8 for the calculation of shares used in the computation of earnings per share and the basis for the computation of earnings per share.

The accompanying notes are an integral part of these consolidated financial statements.

Nextracker Inc.

Consolidated statements of redeemable interest and stockholders' deficit / parent company equity (deficit)

(in thousands, except share amounts)

| | Redeemable preferred units | Redeemable non-controlling interests | Accumulated net parent investment | Class A common stock | | Class B common stock | | Additional paid-in-capital | Accumulated deficit | Accumulated other comprehensive income | Total Nextracker Inc. stockholders' equity (deficit) | Non-controlling interests | Total stockholders' equity (deficit) |
				Shares outstanding	Amounts	Shares outstanding	Amounts						
BALANCE AT MARCH 31, 2021	**$—**	**$—**	**$456,047**	**—**	**$—**	**—**	**$—**	**$—**	**$—**	**$—**	**$—**	**$—**	**$—**
Stock-based compensation expense	—	—	3,048	—	—	—	—	—	—	—	—	—	—
Net income	—	—	50,913	—	—	—	—	—	—	—	—	—	—
Issuance of Series A redeemable preferred units as dividend to parent and cancellation of common shares	500,000	—	(500,000)	—	—	—	—	—	—	—	—	—	—
Paid-in-kind dividend for Series A redeemable preferred units	4,168	—	(4,168)	—	—	—	—	—	—	—	—	—	—
Net transfers to Parent	—	—	(8,875)	—	—	—	—	—	—	—	—	—	—
BALANCE AT MARCH 31, 2022	**$504,168**	**$—**	**$(3,035)**	**—**	**$—**	**—**	**$—**	**$—**	**$—**	**$—**	**$—**	**$—**	**$—**

The accompanying notes are an integral part of these consolidated financial statements.

Nextracker Inc.

Consolidated statements of redeemable interest and stockholders' deficit / parent company equity (deficit)

(in thousands, except share amounts)

| | Redeemable preferred units | Redeemable non-controlling interests | Accumulated net parent investment | Class A common stock | | Class B common stock | | Additional paid-in-capital | Accumulated deficit | Accumulated other comprehensive income | Total Nextracker Inc. stockholders' equity (deficit) | Non-controlling interests | Total stockholders' equity (deficit) |
				Shares outstanding	Amounts	Shares outstanding	Amounts						
BALANCE AT MARCH 31, 2022	$504,168	$—	$(3,035)	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Net income prior to reorganization transactions	—	—	117,744	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense prior to reorganization	—	—	3,143	—	—	—	—	—	—	—	—	—	—
Paid-in-kind dividend for Series A redeemable preferred units	21,427	—	(21,427)	—	—	—	—	—	—	—	—	—	—
Net transfer to Parent	—	—	(31,544)	—	—	—	—	—	—	—	—	—	—
Distribution to Yuma, Yuma Sub and TPG	—	—	(175,000)	—	—	—	—	—	—	—	—	—	—
Effect of reorganization transactions	(525,595)	265,564	110,119	15,279,190	2	—	—	149,915	—	—	149,917	—	149,917
Issuance of Class A common stock sold in IPO	—	—	—	30,590,000	3	—	—	693,778	—	—	693,781	—	693,781
Issuance of Class B common stock to Yuma, Yuma Sub and TPG	—	—	—	—	—	128,794,522	10	66	—	—	76	—	76
Use of IPO proceeds as consideration for Yuma's transfer of LLC common unit	—	—	—	—	—	(30,590,000)	—	(693,781)	—	—	(693,781)	—	(693,781)
Establishment of tax receivable agreement	—	—	—	—	—	—	—	36,864	—	—	36,864	—	36,864
Net income subsequent to reorganization transactions	—	2,446	—	—	—	—	—	—	1,143	—	1,143	—	1,143
Stock-based compensation expense subsequent to reorganization	—	—	—	—	—	—	—	28,851	—	—	28,851	—	28,851
Issuance of Class A common stock	—	—	—	16,875	—	—	—	—	—	—	—	—	—
Redemption value adjustment	—	3,292,618	—	—	—	—	—	(215,693)	(3,076,925)	—	(3,292,618)	—	(3,292,618)
BALANCE AT MARCH 31, 2023	$—	$3,560,628	$—	45,886,065	$5	98,204,522	$10	$—	$(3,075,782)	$—	$(3,075,767)	$—	$(3,075,767)

The accompanying notes are an integral part of these consolidated financial statements.

Nextracker Inc.
Consolidated statements of redeemable interest and stockholders' deficit / parent company equity (deficit)
(in thousands, except share amounts)

	Redeemable non-controlling interests	Class A common stock		Class B common stock		Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income	Total Nextracker Inc. stockholders' equity (deficit)	Non-controlling interests	Total stockholders' equity (deficit)
		Shares outstanding	Amounts	Shares outstanding	Amounts						
BALANCE AT MARCH 31, 2023	**$3,560,628**	**45,886,065**	**$5**	**98,204,522**	**$10**	**$—**	**$(3,075,782)**	**$—**	**$(3,075,767)**	**$—**	**$(3,075,767)**
Net income	171,937	—	—	—	—	—	306,241	—	306,241	18,037	324,278
Stock-based compensation expense and other	—	—	—	—	—	56,783	—	—	56,783	—	56,783
Vesting of Nextracker Inc. RSU awards	—	538,811	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock sold in follow-on offering	—	15,631,562	1	—	—	552,008	—	—	552,009	—	552,009
Use of Follow-on proceeds as consideration for Yuma's transfer of LLC common units	—	—	—	(15,631,562)	(2)	(552,007)	—	—	(552,009)	—	(552,009)
Value adjustment of tax receivable agreement	—	—	—	—	—	18,337	—	—	18,337	—	18,337
Reclassification of redeemable non-controlling interest	(622,292)	—	—	—	—	622,292	—	—	622,292	—	622,292
Tax distributions	(64,365)	—	—	—	—	(2,792)	—	—	(2,792)	(2,515)	(5,307)
Redemption value adjustment	822,635	—	—	—	—	(525,598)	(297,037)	—	(822,635)	—	(822,635)
Effect of spin-off from Flex	(3,868,543)	74,432,619	7	(74,432,619)	(7)	3,835,711	—	—	3,835,711	32,832	3,868,543
Shares exchanged by non-controlling interest holders	—	4,284,166	1	(4,284,166)	(1)	22,826	—	—	22,826	(17,339)	5,487
Total other comprehensive gain	—	—	—	—	—	—	—	17	17	—	17
BALANCE AT MARCH 31, 2024	**$—**	**140,773,223**	**$14**	**3,856,175**	**$—**	**$4,027,560**	**$(3,066,578)**	**$17**	**$961,013**	**$31,015**	**$992,028**

The accompanying notes are an integral part of these consolidated financial statements.

Nextracker Inc.
Consolidated statements of cash flows
(in thousands)

	Fiscal year ended March 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 496,215	$ 121,333	$ 50,913
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,363	4,626	11,146
Provision for credit losses	2,427	1,243	(1,429)
Non-cash other expense	(67)	1,752	1,613
Stock-based compensation	56,783	31,994	3,048
Deferred income taxes	(37,990)	25,990	(5,337)
Changes in operating assets and liabilities:			
Accounts receivable	(113,955)	(160,265)	(45,458)
Contract assets	(99,163)	(7,084)	(145,613)
Inventories	(60,981)	25,062	(87,736)
Other current and noncurrent assets	(104,171)	(18,984)	(18,003)
Accounts payable	245,374	(37,026)	35,818
Other current and noncurrent liabilities	(42,468)	21,838	28,173
Deferred revenue (current and noncurrent)	82,606	120,472	15,243
Due to related parties	—	(23,282)	10,509
Net cash provided by (used in) operating activities	428,973	107,669	(147,113)
Cash flows from investing activities:			
Purchases of property and equipment	(6,160)	(3,183)	(5,917)
Proceeds from the disposition of property and equipment	—	24	167
Purchase of intangible assets	(500)	—	—
Net cash used in investing activities	(6,660)	(3,159)	(5,750)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	—	170,000	—
Repayments of bank borrowings	—	(20,000)	—
Net proceeds from issuance of Class A shares	552,009	693,781	—
Net proceeds from issuance of Class B shares	—	76	—
Purchase of LLC common units from Yuma, Inc.	(552,009)	(693,781)	—
Distribution to non-controlling interest holders	(66,881)	(175,000)	—
Net transfers (to) from Flex	(8,335)	24,205	(8,656)
Other financing activities	(3,051)	(2,853)	—
Net cash used in financing activities	(78,267)	(3,572)	(8,656)
Net increase in cash and cash equivalents	344,046	100,938	(161,519)
Cash and cash equivalents beginning of period	130,008	29,070	190,589
Cash and cash equivalents end of period	$ 474,054	$ 130,008	$ 29,070

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1. Description of business and organization of Nextracker Inc.

Nextracker Inc. and its subsidiaries ("Nextracker", "we", the "Company") is a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Nextracker's products enable solar panels in utility-scale power plants to follow the sun's movement across the sky and optimize plant performance. Nextracker has operations in the United States, Brazil, Mexico, Spain and other countries in Europe, India, Australia, the Middle East, and Africa.

Prior to the completion of the Transactions, as described in Note 6, Nextracker operated as part of Flex Ltd. ("Flex") and not as a standalone entity. On December 19, 2022, Nextracker Inc. was formed as a Delaware corporation which was at the time a 100%-owned subsidiary of Yuma, Inc ("Yuma"), a Delaware corporation and former indirect wholly-owned subsidiary of Flex Ltd. Nextracker Inc. was formed for the purpose of completing the initial public offering of its Class A common stock (the "IPO") and other related Transactions, in order to carry on the business of Nextracker LLC.

On January 2, 2024, Flex closed the spin-off of all of its remaining interests in Nextracker to Flex shareholder (the "spin-off") and the Company is now operating as a standalone entity.

The Initial Public Offering, the follow-on offering and the separation from Flex.

On February 8, 2023, the Company's registration statement on Form S-1 relating to its IPO was declared effective by the Securities and Exchange Commission ("SEC") and the shares of its Class A common stock began trading on the Nasdaq Global Select Market on February 9, 2023. The IPO closed on February 13, 2023, pursuant to which the Company issued and sold 30,590,000 shares of its Class A common stock at a public offering price of $24.00 per share, giving effect to the exercise in full of the underwriter's option to purchase additional shares. The Company received net proceeds of $693.8 million, after deducting $40.4 million in underwriting discounts. The Company used all of the net proceeds from the IPO to purchase 30,590,000 Nextracker LLC common units from Yuma (see Note 6).

On July 3, 2023 the Company completed a follow-on offering of Class A common stock and issued 15,631,562 shares of Class A common stock and received net proceeds of $552.0 million. All of the net proceeds were used by Nextracker to purchase 14,025,000 Nextracker LLC common units from Yuma, and 1,606,562 Nextracker LLC common units from TPG Rise Flash, L.P. ("TPG Rise"), an affiliate of TPG Inc. ("TPG"). Simultaneously, 14,025,000 and 1,606,562 shares of Class B common stock were surrendered by Flex and TPG, respectively, and cancelled. A proportionate share of redeemable non-controlling interest was reclassified to permanent equity as a result.

On October 25, 2023, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 7, 2023 (the "Merger Agreement"), by and among Flex, Nextracker, Yuma, and Yuma Acquisition Corp., a wholly-owned subsidiary of Nextracker, Flex delivered to Nextracker the Merger Notice (as defined in the Merger Agreement) exercising Flex's right to effect the transactions contemplated by the Merger Agreement. Concurrently, the Company filed a Registration Statement on Form S-4, including in a final prospectus filed with the SEC on October 27, 2023.

On January 2, 2024, Flex closed the spin-off of all of its remaining interests in Nextracker to Flex shareholders (See Note 6). Simultaneously, 74,432,619 shares of Class B common stock previously owned by Flex were cancelled, and an equivalent number of shares of Class A common stock were issued to Flex shareholders on a pro-rata basis of their ownership interest in Flex's common stock.

2. Summary of accounting policies

Variable interest entities ("VIE") and consolidation

Subsequent to the IPO, the Company's sole material asset is its member's interest in Nextracker LLC. In accordance with the Nextracker LLC Operating Agreement, the Company was named the managing member of Nextracker LLC. As a result, the Company has all management powers over the business and affairs of Nextracker LLC and to conduct, direct and exercise full control over the activities of Nextracker LLC. Class A common stock issued in the IPO do not hold majority voting rights but hold 100% of the economic interest in the Company, which results in Nextracker LLC being considered a VIE. Due to the Company's power to control the activities most directly affecting the results of Nextracker LLC, the Company is considered the primary beneficiary of the VIE. Accordingly, beginning with the IPO, the Company consolidates the financial results of Nextracker LLC and its subsidiaries. Nextracker LLC common units held by Yuma, Yuma Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma ("Yuma Sub"), TPG Rise and the following affiliates of TPG: TPG Rise

Notes to the consolidated financial statements

Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (collectively, the "TPG Affiliates") were presented on the consolidated balance sheets as temporary equity under the caption "Redeemable non-controlling interests," up until the separation with Flex as redemption was outside of the control of the Company. As of March 31, 2024, redemption is no longer outside the control of the Company subsequent to the spin-off from Flex, and therefore the non-controlling interests owned by TPG Affiliates are now presented on the consolidated balance sheets as permanent equity under the caption "non-controlling interests."

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the SEC for reporting financial information. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary to present the Company's financial statements fairly have been included.

Prior to the Transactions (as described in Note 6), Nextracker did not operate as a separate entity and stand-alone separate historical financial statements for Nextracker were not prepared. Accordingly, the consolidated financial statements for the period preceding the Transactions were derived from Flex's historical accounting records and were presented on a carve-out basis and include allocations of certain costs from Flex incurred on Nextracker's behalf. Such costs may not have represented the amounts that would have been incurred had Nextracker operated autonomously or independently from Flex during the period preceding the Transactions. All intercompany transactions and accounts within Nextracker have been eliminated.

The balance of the redeemable non-controlling interests was reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest's share of earnings or losses and other comprehensive income or loss, or its estimated maximum redemption amount. The resulting changes in the estimated maximum redemption amount (increases or decreases) were recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. Prior to the separation from Flex, these interests were presented on the consolidated balance sheets as temporary equity under the caption "Redeemable non-controlling interests" as redemption was outside of the control of the Company. As of March 31, 2024 (after the separation from Flex), due to the fact that the redemption is no longer outside the control of the Company, the non-controlling interests are now presented on the consolidated balance sheets as permanent equity under the caption "non-controlling interests."

Foreign currency translation

The reporting currency of the Company is the United States dollar ("USD"). The functional currency of the Company and its subsidiaries is primarily the USD. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other (income) expense, net in the accompanying consolidated statements of operations and comprehensive income when realized, and were not material for the fiscal years ended March 31, 2024, 2023, and 2022.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things, impairment of goodwill, impairment of long-lived assets, allowance for credit losses, provision for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation accruals, and fair values of awards granted under stock-based compensation plans. Due to the long-term economic effects of the COVID-19 pandemic and geopolitical conflicts (including the Russian invasion of Ukraine and the Israel-Hamas conflict), there has been and will continue to be uncertainty and disruption in the global economy and financial markets. The Company has made estimates and assumptions taking into consideration certain possible impacts due to the COVID-19 pandemic and the Russian invasion of Ukraine and the Israel-Hamas conflict. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences maybe material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Revenue recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue From Contracts With Customers* ("ASC 606") for all periods presented. In applying ASC 606, the Company recognizes revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software licenses along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) Nextracker satisfies a performance obligation. In assessing the recognition of revenue, the Company evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, the Company assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

The Company's contracts for specific solar tracker system projects with customers are predominantly accounted for as one performance obligation because the customer is purchasing an integrated service, which includes Nextracker's overall management of the solar tracker system project and oversight through the installation process to ensure a functioning system is commissioned at the customer's location. The Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract, which is principally as tracker system components are delivered to the designated project site. Although the Company sources the component parts from third party manufacturers, it obtains control and receives title of such parts before transferring them to the customer because Nextracker is primarily responsible for fulfillment to its customer. The Company's engineering services and professional services are interdependent with the component parts whereby the parts form an input into a combined output for which it is the principal, and Nextracker could redirect the parts before they are transferred to the customer if needed. The customer owns the work-in-process over the course of the project and Nextracker's performance enhances a customer-controlled asset, resulting in the recognition of the performance obligation over time. The measure of progress is estimated using an input method based on costs incurred to date on the project as a percentage of total expected costs to be incurred. The costs of materials and hardware components are recognized as control is transferred to the customer, which is typically upon delivery to the customer site . As such, the cost-based input measure is considered the best measure of progress in depicting the Company's performance in completing a tracker system.

Contracts with customers that result in multiple performance obligations include contracts for the sale of components and solar tracker system project contracts with an extended warranty and/or which include the sale of software solutions.

For contracts related to sale of components, Nextracker's obligation to the customer is to deliver components that are used by the customer to create a tracker system and does not include engineering or other professional services or the obligation to provide such services in the future. Each component is a distinct performance obligation, and often the components are delivered in batches at different points in time. Nextracker estimates the standalone selling price ("SSP") of each performance obligation based on a cost plus margin approach. Revenue allocated to a component is recognized at the point in time that control of the component transfers to the customer.

At times, a customer will purchase a service-type warranty with a tracker system project. Nextracker uses a cost plus margin methodology to determine the SSP for both the tracker system project and the extended warranty. The revenue allocated to each performance obligation is recognized over time based on the period over which control transfers. The Company recognizes revenue allocated to the extended warranty on a straight-line basis over the contractual service period, which is generally 10 to 15 years. This period starts once the standard workmanship warranty expires, which is generally 5 to 10 years from the date control of the underlying tracker system components is transferred to the customer. To date, revenues recognized related to extended warranty were not material.

Nextracker generates revenues from sales of software licenses of its TrueCapture and NX Navigator offerings, which are often sold separately from the tracker system. Software licenses are generally sold with maintenance services, which include ongoing security updates, upgrades, bug fixes and support. The software license and the maintenance services are separate performance obligations. Nextracker estimates the SSP of the software license using an adjusted market approach and estimates the SSP of the maintenance service using a cost plus margin approach. Revenue allocated to the software license is recognized at a point in time upon transfer of control of the software license, and revenue allocated to the maintenance service is generally recognized over time on a straight-line basis during the maintenance term. Revenues related to sales of software licenses were not material for the fiscal years ended March 31, 2024, 2023 and 2022 respectively.

Contract estimates

Accounting for contracts for which revenue is recognized over time requires Nextracker to estimate the expected margin that will be earned on the project. These estimates include assumptions on the cost and availability of materials including variable freight costs. Nextracker reviews and updates its contract-related estimates each reporting period and recognizes changes in estimates on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, Nextracker recognizes the total loss in the period it is identified.

Contract balances

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities (deferred revenue) on the consolidated balance sheets. Nextracker's contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. When billing occurs subsequent to revenue recognition, a contract asset results. Contract assets of $397.1 million and $298.0 million as of March 31, 2024 and March 31, 2023, respectively, are presented in the consolidated balance sheets, of which $141.4 million and $116.3 million, respectively, will be invoiced at the end of the projects as they represent funds withheld until the products are installed by a third party, arranged by the customer, and the project is declared operational. The remaining unbilled receivables will be invoiced throughout the project based on a set billing schedule such as milestones reached or completed rows delivered.

During the fiscal years ended March 31, 2024 and 2023, Nextracker converted $152.3 million and $74.9 million deferred revenue to revenue, respectively, which represented 72% and 70%, respectively, of the beginning period balance of deferred revenue.

Remaining performance obligations

As of March 31, 2024, Nextracker had $294.9 million of the transaction price allocated to the remaining performance obligations. The Company expects to recognize revenue on approximately 76% of these performance obligations in the next 12 months. The remaining long-term unperformed obligation primarily relates to extended warranty and deposits collected in advance on certain tracker projects.

Practical expedients and exemptions

Nextracker has elected to adopt certain practical expedients and exemptions as allowed under ASC 606, such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) not adjusting for the effects of significant financing components when the contract term is less than one year, (iii) excluding collected sales tax amounts from the calculation of revenue and (iv) accounting for the costs of shipping and handling activities that are incurred after the customer obtains control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated.

Inflation Reduction Act of 2022 Vendor Rebates

On August 16, 2022, the Inflation Reduction Act of 2022 IRA was enacted into law, which includes a new corporate minimum tax, a stock repurchase excise tax, numerous green energy credits, other tax provisions, and significantly increased enforcement resources. Section 45X of the Internal Revenue Code of 1986, as amended 45X Credit was established as part of the IRA and is a per-unit tax credit earned over time for each clean energy component domestically produced and sold by a manufacturer.

The Company has executed agreements with certain suppliers to ramp up its U.S. manufacturing footprint. These suppliers produce 45X Credit eligible parts, including torque tubes and structural fasteners, that will then be incorporated into a solar tracker. The 45X Credit was eligible for domestic parts manufactured after January 1, 2023. The Company has contractually agreed with these suppliers to share a portion of the economic value of the credit related to Nextracker's purchases in the form of a vendor rebate. The Company accounts for these vendor rebate amounts as a reduction of the purchase price of the parts acquired from the vendor and therefore a reduction of inventory until the control of the part is transferred to the customer, at which point the Company recognizes such amounts as a reduction of cost of sales on the consolidated statements of operations and comprehensive income. For certain immaterial vendor rebates related to purchases that occurred prior to the execution of the agreement, the Company capitalized the cumulative impact of the vendor rebates, the

Notes to the consolidated financial statements

total of which is to be amortized over the life of the associated contract with the supplier, as a reduction of the prices of future purchases. During the fourth quarter of fiscal 2024, due to additional guidance published and after discussion with its vendors, the Company determined the amount of the 45X Credit vendor rebates it expects to receive in accordance with the vendor contracts and recognized a cumulative reduction to cost of sales of $121.4 million related to 45X Credit vendor rebates earned on production of eligible components shipped to projects starting on or after January 1, 2023. As of March 31, 2024, the Company had approximately $125.4 million in vendor rebates receivable included in other current assets, and approximately $3.0 million of deferred vendor consideration included in accrued expense on the consolidated balance sheet.

Fair value

The fair values of Nextracker's cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, derivative instruments, and cash and cash equivalents.

Customer credit risk

Nextracker has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring and enforcement of credit limits for new and existing customers. Nextracker performs ongoing credit evaluations of its customers' financial condition and makes provisions for credit losses based on the outcome of those credit evaluations. Nextracker evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent Nextracker identifies exposures as a result of credit or customer evaluations, Nextracker also reviews other customer related exposures, including but not limited to contract assets, inventory and related contractual obligations.

The following table summarizes the activity in Nextracker's allowance for credit losses during fiscal years 2024, 2023, and 2022:

	Balance at beginning of year		Charges/ (recoveries) to costs and expenses (1)		Deductions/ Write-Offs		Balance at end of year
Allowance for credit losses:			*(In thousands)*				
Year ended March 31, 2022	$	3,595	$	(21)	$	—	$	3,574
Year ended March 31, 2023	$	3,574	$	(1,054)	$	(752)	$	1,768
Year ended March 31, 2024	$	1,768	$	2,197	$	(93)	$	3,872

(1) Charges and recoveries incurred during fiscal years 2024 and 2023 are primarily for costs and expenses or bad debt and recoveries related to various distressed customers.

One customer accounted for greater than 10% of revenue in fiscal years 2023, and 2022, with revenue of $331.0 million, and $196.2 million, respectively, and greater than 10% of the total balance of accounts receivable, net of allowance for credit losses on receivables and contract assets as of March 31, 2024 and 2023, with balances of approximately 12% and 15%, respectively. This customer accounted for less than 10% of revenue in fiscal year 2024.

Additionally, another customer accounted for greater than 10% of revenue in fiscal year 2024 with revenue of $426.1 million, and greater than 10% of the total balance of accounts receivable, net of allowance for credit losses on receivables and contract assets as of March 31, 2024 with balances of approximately 16%.

NEXTRACKER

Notes to the consolidated financial statements

Accounts receivable, net of allowance

Nextracker's accounts receivable are due primarily from solar contractors across the United States and internationally. Credit is extended in the normal course of business based on evaluation of a customer's financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 90 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for credit losses. In evaluating the level of the allowance for credit losses, Nextracker makes judgments regarding the customers' ability to make required payments, economic events and other factors. As the financial conditions of Nextracker's customers change, circumstances develop or additional information becomes available, adjustments to the allowance for credit losses may be required. When deemed uncollectible, the receivable is charged against the allowance.

Product warranty

Nextracker offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from Nextracker specific projects. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

The following table summarizes the activity related to the estimated accrued warranty reserve for the fiscal years ended March 31, 2024 and 2023:

| | As of March 31, | |
	2024	2023
	(In thousands)	
Beginning balance	$ 22,591	$ 10,485
Provision (release) for warranties issued (1)	(4,459)	13,099
Payments	(5,621)	(993)
Ending balance	$ 12,511	$ 22,591

(1) During fiscal year ended March 31, 2023, the Company identified a specific design issue with a non-core product, and recorded an additional $8.7 million charge to cost of sales on its consolidated statement of operations and comprehensive income, related to future remediation costs, which may include replacement parts and services.

Inventories

Nextracker's inventory primarily consists of finished goods to be used and to be sold to customers, including components procured to complete the tracker system projects.

Prior to the separation from Flex, inventories were stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Effective from the date of the spin-off, management elected to state its inventory at the lower of cost, determined on a weighted average basis, or net realizable value. This change in policy resulted in an immaterial impact to the Company's consolidated financial statements for the periods presented.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

Notes to the consolidated financial statements

	Depreciable life (In years)	As of March 31,	
		2024	**2023**
		(In thousands)	
Machinery and equipment	3 - 8	$ 10,623	$ 9,062
Leasehold improvements	Up to 5	5,168	4,302
Furniture, fixtures, computer equipment and software	3 - 7	11,783	10,080
Construction-in-progress	—	3,051	1,111
		30,625	24,555
Accumulated depreciation		(21,389)	(17,300)
Property and equipment, net		$ 9,236	$ 7,255

Total depreciation expense associated with property and equipment was approximately $4.1 million, $3.4 million, and $2.7 million in fiscal years 2024, 2023 and 2022, respectively.

Nextracker reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing the carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of property and equipment exceeds the fair value. Management determined there was no impairment for the fiscal years ended March 31, 2024, 2023 and 2022.

Deferred income taxes

For purposes of these consolidated financial statements, prior to the IPO, Nextracker taxes were calculated on a stand-alone basis as if Nextracker completed separate tax returns apart from Flex ("Separate-return Method"). Following the IPO, Nextracker Inc. files a separate tax return. The income taxes as presented herein for the pre-IPO period, allocate current and deferred income taxes of Flex to Nextracker, in a manner that Nextracker believes as systematic, rational, and consistent with the asset and liability method prescribed by ASC 740, *Income Taxes*. Accordingly, as stated in paragraph 30 of ASC 740, total amounts allocated to Nextracker may not be indicative of Nextracker's condition had Nextracker been a separate stand-alone entity during the pre-IPO periods presented.

Following the IPO, Nextracker accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Nextracker recognizes a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Nextracker accounts for uncertain income tax positions by recognizing the impact of a tax position in its consolidated financial statements when Nextracker believes it is more likely than not that the tax position would not be sustained upon examination by the appropriate tax authorities based on the technical merits of the position.

Income taxes

We operate in numerous states and countries and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability for income taxes that we have incurred in doing business each year in all our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our tax return liabilities. Each jurisdiction has the right to audit those tax returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determination of our annual income tax provision is subject to judgments and estimates, actual results may vary from those recorded in our financial statements. We recognize additions to and reductions

Notes to the consolidated financial statements

in income tax expense during a reporting period that pertains to prior period provisions as our estimated liabilities are revised and our actual tax returns and tax audits are completed.

Tax receivable agreement

The Company has recorded a liability of $391.6 million and $230.3 million as of March 31, 2024 and 2023, respectively, which is included in TRA liabilities and other liabilities on the consolidated balance sheets, representing 85% of the estimated future tax benefits subject to the Tax Receivable Agreement ("TRA"). In U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes, will be available to us as a result of certain transactions contemplated in connection with our IPO, exchanges of Class A common stock or cash and payments made under the TRA. The actual amount and timing of any payments under these agreements, will vary depending upon a number of factors, including, among others, the timing of redemptions or exchanges by members of Nextracker LLC, the price of our Class A common stock at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreements constituting imputed interest. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results as well as assumptions related to future forecasts for our various businesses by location. The impact of any changes in the total projected obligations recorded under the tax receivable agreements as a result of actual changes in the geographic mix of our earnings, changes in tax legislation and tax rates or other factors that may impact our actual tax savings realized will be reflected in income before taxes in the period in which the change occurs.

Goodwill and other intangibles assets

In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Nextracker reviews identified intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Nextracker also tests goodwill at least annually for impairment. Refer to Note 5 for additional information about goodwill and other intangible assets.

Other current assets

Other current assets include short-term deposits and advances of $104.7 million and $29.3 million as of March 31, 2024 and 2023, respectively, primarily related to advance payments to certain vendors for procurement of inventory. In addition, it includes $125.4 million in vendor rebates receivable related to the 45X Credit as further described above under the section "*Inflation Reduction Act of 2022 Vendor Rebates.*"

Deferred tax assets and other assets

Includes deferred tax assets of $438.3 million and $257.1 million as of March 31, 2024 and 2023, respectively, primarily related to the Company's investment in Nextracker LLC as further described in Note 13.

Accrued expenses

Accrued expenses include accruals primarily for freight and tariffs of $43.2 million and $44.6 million as of March 31, 2024 and 2023, respectively. In addition, it includes $39.2 million and $15.2 million accrued payroll as of March 31, 2024 and 2023, respectively.

TRA liability and other liabilities

TRA liability and other liabilities primarily include the liability of $391.6 million and $230.3 million as of March 31, 2024 and 2023, respectively, related to the amount expected to be paid to Yuma, Yuma Sub, TPG and the TPG affiliates as further described in Note 13. Additionally, the balance includes the long-term portion of standard product warranty liabilities of $6.4 million and $11.8 million, respectively, and the long-term portion of deferred revenue of $69.3 million and $35.8 million as of March 31, 2024 and 2023, respectively.

Notes to the consolidated financial statements

Redeemable non-controlling interests

Prior to the separation from Flex, the balance of the redeemable non-controlling interests was reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest's share of earnings and other comprehensive income, or its estimated maximum redemption amount. The resulting changes in the estimated maximum redemption amount used to be recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital.

The following table present a reconciliation of the change in redeemable non-controlling interests for the periods presented:

	Fiscal year ended March 31,	
	2024	**2023**
	(In thousands)	
Balance at beginning of period	$ 3,560,628	$ —
Establishment of non-controlling interests	—	265,564
Net income attributable to redeemable non-controlling interests	171,937	2,446
Reclassification of redeemable non-controlling interest	(622,292)	—
Tax distributions	(64,365)	—
Redemption value adjustments	822,635	3,292,618
Effect of spin-off from Flex	(3,868,543)	—
Balance at end of period	$ —	$ 3,560,628

Stock-based compensation

Stock-based compensation is accounted for in accordance with ASC 718-10, *Compensation-Stock Compensation*. The Company records stock-based compensation costs related to its incentive awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period. Compensation cost for performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The performance-based awards with a performance condition are expensed when the achievement of performance conditions are probable. The total expense recognized over the vesting period will only be for those awards that ultimately vest and forfeitures are recorded when they occur. Refer to Note 7 for further discussion.

Leases

Nextracker is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. The Company determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (i) there is an identified asset, and (ii) the customer has the right to control the use of the identified asset. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date for Nextracker's operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The Company has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows Nextracker to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option Nextracker is reasonably certain of exercising. Nextracker has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments) and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As Nextracker cannot determine the interest rate implicit in the lease for its leases, the Company uses an estimated incremental borrowing rate as of the commencement date in determining the present value of lease payments. The estimated incremental borrowing rate is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Notes to the consolidated financial statements

The lease term for all of Nextracker's leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that Nextracker is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of March 31, 2024 and 2023, current operating lease liabilities were $3.9 million and $1.9 million, respectively, which are included in other current liabilities on the consolidated balance sheets and long-term lease liabilities were $13.6 million and $1.5 million, respectively, which are included in other liabilities on the consolidated balance sheets. ROU assets are included in other assets on the consolidated balance sheets. Refer to Note 3 for additional information about Leases.

Recently issued accounting pronouncement

Accounting Standards Update ("ASU") 2023-07, *Segment Reporting - Improvement to Reportable Segment Disclosures*- In November 2023, the FASB issued a new accounting standard which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The annual reporting requirements of the new standard will be effective for the Company beginning in fiscal year 2025 and interim reporting requirements beginning in the first quarter of fiscal year 2026, with early adoption permitted. The Company expects to adopt the new guidance in fiscal year 2025 with an immaterial impact on its consolidated financial statements.

ASU 2023-09, *Improvements to income Tax Disclosures* - In December 2023, the FASB issued a new accounting standard to expand the disclosure requirements for income taxes, specifically related to rate reconciliation and income taxes paid. The new standard is effective to the Company beginning in fiscal year 2026 with early adoption permitted. The Company expects to adopt the new guidance in fiscal year 2026 with an immaterial impact on its consolidated financial statements.

3. Leases

Nextracker has several commitments under operating leases for warehouses, buildings, and equipment. Leases have initial lease terms ranging from one year to five years.

The components of lease cost recognized under ASC 842 *Leases* were as follow (in thousands):

| | Fiscal year ended March 31, | | |
	2024	2023	2022
Operating lease cost	$2,281	$1,922	$1,769

Amounts reported in the consolidated balance sheet as of March 31, 2024 and 2023 were as follows (in thousands, except weighted average lease term and discount rate):

| | As of March 31, | |
	2024	2023
Operating Leases:		
Operating lease ROU assets	$ 17,390	$ 3,337
Operating lease liabilities	$ 17,457	$ 3,394
Weighted-average remaining lease term (In years)	4.3	2.6
Weighted-average discount rate	5.6 %	4.7 %

Other information related to leases was as follows (in thousands):

	Fiscal year ended March 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$2,299	$1,928	$1,818
Non-cash investing activity:			
Lease liabilities arising from obtaining ROU assets	$15,873	$756	$1,718

Future lease payments under non-cancellable leases as of March 31, 2024 are as follows (in thousands):

	Operating Leases
Fiscal year ended March 31,	
2025	$ 4,722
2026	4,552
2027	4,619
2028	3,103
2029	2,599
Total undiscounted lease payments	19,595
Less: imputed interest	2,138
Total lease liabilities	$ 17,457

4. Revenue

Based on Topic 606 provisions, the Company disaggregates its revenue from contracts with customers by those sales recorded over time and sales recorded at a point in time. The following table presents Nextracker's revenue disaggregated based on timing of transfer—point in time and over time for the fiscal years ended March 31, 2024, 2023 and 2022:

	Fiscal year ended March 31,					
	2024		2023		2022	
	(In thousands)					
Timing of Transfer						
Point in time	$	35,268	$	50,516	$	127,924
Over time		2,464,573		1,851,621		1,329,668
Total revenue	$	2,499,841	$	1,902,137	$	1,457,592

5. Goodwill and intangible assets

Goodwill

Goodwill relates to the 2015 acquisition of Nextracker LLC and the 2016 acquisition of BrightBox by Flex on behalf of Nextracker LLC. As of March 31, 2024 and 2023, goodwill totaled $265.2 million, respectively and is not deductible for tax purposes.

The Company evaluates goodwill for impairment at the reporting unit level annually, and in certain circumstances, such as when there is a change in reporting units or whenever there are indications that goodwill might be impaired. The Company performed its annual goodwill impairment assessment on January 1, 2024, and assessed qualitative factors to determine whether it is more likely or not that the fair value of its reporting units is less than its carrying amount. The qualitative

Notes to the consolidated financial statements

assessment required management to make various judgmental assumptions including but not limited to macroeconomic conditions, industry and market considerations, cost factors, financial performances, change in stock price. Management assessed each factor and evaluated whether the evidence, in aggregate, would indicate that it is more likely than not that the Company's reporting unit is less than its carrying amount. As a result of the qualitative assessment of its goodwill, the Company determined that no impairment existed as of the date of the impairment test because the fair value of its reporting unit exceeded its carrying value.

Other intangible assets

Nextracker amortizes identifiable intangible assets consisting of developed technology, customer relationships, and trade names because these assets have finite lives. Nextracker's intangible assets are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized over their estimated useful lives. No residual value is estimated for any intangible assets. The fair value of Nextracker's intangible assets is determined based on management's estimates of cash flows and recoverability.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. Nextracker reviewed the carrying value of its intangible assets as of March 31, 2024 and 2023, and concluded that such amounts continued to be recoverable.

The components of identifiable intangible assets are as follows:

		As of March 31, 2024			As of March 31, 2023		
(In thousands)	Weighted-average remaining useful life (in years)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Trade name and other intangibles	4.7	$ 3,000	$ (1,454)	$ 1,546	$ 2,500	$ (1,179)	$ 1,321

The gross carrying amount of intangible assets are removed when fully amortized. Total intangible asset amortization expense recognized in operations during the fiscal years ended March 31, 2024, 2023 and 2022 are as follows:

	Fiscal year ended March 31,		
	2024	2023	2022
	(In thousands)		
Cost of sales	$ 275	$ 250	$ 4,043
Selling general and administrative expense	—	957	4,422
Total amortization expense	$ 275	$ 1,207	$ 8,465

Estimated future annual amortization expense for the above amortizable intangible assets are as follows:

	Amount
	(In thousands)
Fiscal year ending March 31,	
2025	$ 350
2026	350
2027	350
2028	321
2029	175
Thereafter	—
Total amortization expense	$ 1,546

6. The Transactions

The Company and Nextracker LLC completed the following reorganization and other transactions in connection with the IPO (collectively, referred to as the "Transactions"):

- Immediately prior to the completion of the IPO, the Company issued 128,794,522 shares of its Class B common stock to Yuma, Yuma Sub, and TPG Rise (not inclusive of those held by affiliated blocker corporations – see below) immediately following the Transactions and before giving effect to the IPO.

- Immediately prior to the completion of the IPO and as permitted under and in accordance with the limited liability company agreement of Nextracker LLC in effect prior to the IPO (the "Prior LLC Agreement"), TPG Rise exercised its right to have certain blocker corporations affiliated with TPG Rise each merge with a separate direct, wholly-owned subsidiary of the Company, with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction. In connection with such blocker corporations' mergers, the investors in each such blocker corporation received a number of shares of the Company's Class A common stock with a value based on the Series A Preferred Units held by such blocker corporation for a total of 15,279,190 shares of the Company's Class A common stock.

- Immediately prior to the closing of the IPO, Nextracker LLC made a distribution in an aggregate amount of $175.0 million (the "Nextracker LLC Distribution"). With respect to such Nextracker LLC Distribution, $21.7 million was distributed to TPG Rise and $153.3 million to Yuma and Yuma Sub in accordance with their pro rata units of Nextracker LLC. The Nextracker LLC Distribution was financed, in part, with net proceeds from the $150.0 million term loan under the senior credit facility with a syndicate of banks (the "2023 Credit Agreement"), as further discussed in Note 9.

- The Company used all the net proceeds from the IPO ($693.8 million) to purchase 30,590,000 Nextracker LLC common units from Yuma at a price per unit equal to $22.68.

- In connection with Yuma's transfer to the Company of 30,590,000 Nextracker LLC common units, a corresponding number of shares of the Company's Class B common stock held by Yuma were canceled.

- In connection with the IPO, the Company's repurchased all 100 shares of common stock previously issued to Yuma for an immaterial amount.

On February 8, 2023, the Company amended and restated its certificate of incorporation to, among other things, authorize 900,000,000 shares of $0.0001 par value Class A common stock, 500,000,000 shares of $0.0001 par value Class B common stock, and 50,000,000 shares of par value $0.0001 preferred stock.

On February 13, 2023, the members of Nextracker LLC entered into the Third Amended and Restated Limited Liability Company Agreement of Nextracker LLC (the "LLC Agreement") to, among other things, effect the Transactions described above and to appoint the Company as the managing member of Nextracker LLC. As of March 31, 2024, the Company beneficially owns 140,773,223 LLC common units after the completion of the IPO, the Transactions, the follow-on offering and the Spin Transactions described below.

The 2023 follow-on offering

On July 3, 2023, Nextracker completed an underwritten offering of 18,150,000 shares of Class A common stock, of which 15,631,562 shares were offered and sold by the Company and 2,518,438 shares were offered and sold by certain of the Company's stockholders for approximately $662.5 million in total gross proceeds, including the full exercise of the underwriters' option to purchase additional shares of Class A common stock. The Company received net proceeds of $552.0 million. The entire net proceeds from the sale of shares by Nextracker were used by Nextracker to acquire 14,025,000 Nextracker LLC common units from Yuma, and 1,606,562 Nextracker LLC common units from TPG Rise. Simultaneously, 14,025,000 and 1,606,562 shares of Class B common stock were surrendered by Flex and TPG, respectively, and cancelled.

As a result of this follow-on offering (referred to as the "Follow-on"), as of the closing date on July 3, 2023:

- Approximately $1.8 million of offering costs were paid by Flex.

- Immediately following the completion of the Follow-on, Flex (through Yuma and Yuma Sub), owned 74,432,619 shares of Class B common stock, representing approximately 51.45% of the total outstanding shares of the Company's outstanding common stock.

Notes to the consolidated financial statements

- Additionally, TPG owned 8,140,341 shares of Class B common stock representing approximately 5.63% of the total outstanding shares of the Company's outstanding common stock.

- The Company beneficially owned 62,053,870 LLC units, representing approximately 42.91% of the total common units of Nextracker LLC.

Exchange Agreement

The Company, Nextracker LLC, Yuma, Yuma Sub and TPG entered into an exchange agreement (the "Exchange Agreement") under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) have the right, subject to the terms of the Exchange Agreement, to require Nextracker LLC to exchange Nextracker LLC common units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of Class A common stock of the Company on a basis, or, in the alternative, the Company may elect to exchange such Nextracker LLC common units (together with a corresponding number of shares of Nextracker Class B common stock) for cash equal to the product of (i) the number of Nextracker LLC common units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which will initially be one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions; provided further, that in the event of an exchange request by an exchanging holder, Nextracker may at its option effect a direct exchange of shares of Class A common stock for Nextracker LLC common units and shares of Class B common stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and Nextracker LLC. As Nextracker LLC interests are redeemable upon the occurrence of an event not solely within the control of the Company, such interests are presented in temporary equity on the consolidated balance sheets.

The Separation Transactions

On October 25, 2023, Flex announced its plan to effect a spin-off of all of its remaining interests in Nextracker pursuant to the Merger Agreement to be effected through the following transactions (together, the "Spin Transactions"): (i) a court-approved capital reduction of Flex to be carried out pursuant to Section 78G of the Singapore Companies Act (the "Capital Reduction"), (ii) a distribution of all the shares of the common stock, par value $0.001, of Yuma (the "Yuma Common Stock"), which was a wholly-owned subsidiary of Flex that, directly or indirectly, held all of Flex's remaining interest in Nextracker, by way of a distribution in specie to Flex shareholders (the "Spin Distribution"), (iii) the merger of Yuma with and into Yuma Acquisition Corp., with Yuma surviving the merger as a wholly-owned subsidiary of Nextracker (the "Merger") and pursuant to which each share of Yuma Common Stock outstanding immediately prior to the Merger would automatically convert into the right to receive a number of shares of the Company's Class A common stock based on the Exchange Ratio (as defined in the Merger Agreement) (with cash payments to holders of shares of Yuma Common Stock in lieu of any fractional shares of our Class A common stock in accordance with the terms of the Merger Agreement), and (iv) the merger of Yuma with and into a wholly-owned limited liability company subsidiary of Nextracker, with such limited liability company surviving the merger as a wholly-owned subsidiary of Nextracker, undertaken shortly following the completion of the Merger.

On January 2, 2024, Flex closed the spin-off of all of its remaining interests in Nextracker to Flex shareholders. Immediately prior to the spin-off, Flex held 100% of the shares of Yuma Common Stock, and Yuma held, directly and indirectly through Yuma Sub, (i) 74,432,619 shares of Nextracker's Class B common stock, par value $0.0001 per share, representing approximately 51.48% of the total outstanding shares of Nextracker's common stock, based on the number of shares of Nextracker's common stock outstanding as of December 29, 2023 and (ii) 74,432,619 of the common units of Nextracker LLC, representing approximately 51.48% of the economic interest in the business of Nextracker.

In addition to the Spin Distribution, Flex and Nextracker consummated the Merger, with Yuma surviving the Merger as a wholly-owned subsidiary of Nextracker. As a result of the Merger, each share of Yuma Common Stock issued and outstanding as of immediately prior to the closing of the Merger was automatically converted into the right to receive a number of shares of Class A common stock of the Company, based on an Exchange Ratio (as defined below), with cash payments to holders of shares of Yuma Common Stock in lieu of any fractional shares of Class A common stock of the Company in accordance with the terms of the Merger Agreement. The "Exchange Ratio" is equal to the quotient of (i) 74,432,619, which is the number of shares of Class A common stock of Nextracker held by Yuma and Yuma Sub (assuming the exchange by Yuma and Yuma Sub of all Nextracker LLC common units, together with a corresponding number of shares of Class B common stock of the Company

Notes to the consolidated financial statements

held by Yuma and Yuma Sub, for shares of Class A common stock of the Company) divided by (ii) the number of issued and outstanding shares of Yuma Common Stock immediately prior to the effective time of the Merger.

As the Merger represents a business combination of entities under common control, the transaction was accounted for in accordance with ASC 805-50, *Business Combinations* – Related Issues. Upon consummation of the Merger, the assets and liabilities of Yuma, particularly the redeemable interest in Nextracker, were recognized at their carrying value on the date of transfer as a transaction under common control. Once acquired, the redeemable noncontrolling interest was derecognized at its carrying amount. In addition, the Company recognized the issuance of its Class A common stock as consideration of the acquisition of Yuma, with the difference between the carrying value of the redeemable noncontrolling interest acquired and the par value of the Class A common stock recorded in additional paid-in capital.

Tax distributions

During fiscal year 2024, and pursuant to the LLC Agreement, Nextracker LLC made pro rata tax distributions to its non-controlling interest holders (Yuma, Yuma Sub and TPG) in the aggregate amount of approximately $66.9 million (Refer to Note 13).

7. Stock-based compensation

The Company adopted the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan in April 2022 (the "LLC Plan"), which provides for the issuance of options, unit appreciation rights, performance units, performance incentive units, restricted incentive units and other unit-based awards to employees, directors, and consultants of the Company. Additionally, in connection with the IPO in February 2023, the Company approved the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (the "NI Plan," and collectively with the LLC Plan, the "2022 Plan") to reflect, among other things, that the underlying equity interests with respect to awards issued under the LLC Plan shall, in lieu of common units of Nextracker LLC, relate to Class A common stock of Nextracker for periods from and after the closing of the IPO.

The 2022 Plan is administered by the Board or such other committee appointed by the Board. Awards granted under the 2022 Plan expire no more than 10 years from the grant date. The 2022 Plan authorized the grant of 12.9 million equity-based awards. As of March 31, 2024, the Company had approximately 5.1 million equity-based awards available for grant under the 2022 Plan.

During fiscal year 2024, the Company granted the following three types of equity-based compensation awards to its employees under the 2022 Plan:

- *Restricted incentive unit awards* ("RSU"), whereby vesting is generally contingent upon time-based vesting with continued service over a three-year period from the grant date, with a portion of the awards vesting at the end of each year.

- *Options awards,* whereby such awards will cliff-vest on the third anniversary of the grant date, subject generally to continuous service through vesting date; and

- *Performance based vesting awards* ("PSUs") whereby vesting is generally contingent upon (i) time-based vesting with continued service through March 31, 2026, and (ii) the achievement of certain metrics specific to the Company, which could result in a range of 0 - 300% of such PSUs ultimately vesting. The earned PSUs will cliff-vest on March 31, 2026.

On the date any performance-based vesting requirement is satisfied, the award holder will become vested in the number of awards that have satisfied the time-based vesting requirement, if any.

At the time of the completion of the Spin Transactions as described in Note 6, the Company assumed outstanding options, RSUs and PSUs granted to its employees pursuant to Flex's 2017 Equity Incentive Plan, which were converted (based on the same value of the unvested awards) into options, RSUs and PSUs to purchase or receive an adjusted number of shares of Class A common stock pursuant to the 2022 Plan.

Stock-based compensation expense

The following table summarizes the Company's stock-based compensation expense:

Notes to the consolidated financial statements

	Fiscal year ended March 31,		
	2024	**2023**	**2022**
	(In thousands)		
Cost of sales	$ 10,764	$ 12,794	$ 1,526
Selling, general and administrative expenses	38,325	19,200	1,522
Research and development	7,694	—	—
Total stock-based compensation expense (1)	$ 56,783	$ 31,994	$ 3,048

(1) Prior to the separation from Flex as described in Note 6, the expense included an allocation of Flex's corporate and shared functional employee expense of immaterial amounts. Additionally, during fiscal year 2024, an immaterial number of awards were forfeited due to employee terminations.

Cumulative expense upon IPO and modification of awards

In connection with the IPO and the approval of the NI Plan, all awards previously issued under the LLC Plan were determined to be modified. The modification of the awards granted under the LLC Plan, pre-IPO, were concluded to qualify as a Type I probable-to-probable modification (in accordance with ASC 718-20-55), which resulted in an increase in the total fair value of such awards of $12.3 million, with the Company recording an immaterial amount of incremental stock-based compensation expense related to such modification during the fiscal year ended March 31, 2023.

Considering that the vesting of the awards granted under the 2022 Plan was contingent on an IPO, which occurred on February 9, 2023, the Company recognized $23.3 million of cumulative stock-based compensation expense for all awards outstanding under the 2022 Plan as of that date.

As of March 31, 2024, the total unrecognized compensation expense for unvested awards under the 2022 Plan and the related remaining weighted average period for expensing is summarized as follow:

	Unrecognized compensation expense (in thousands)	Weighted- average remaining period (in years)
Options	$ 17,490	2.0
RSU	42,218	0.8
PSU (1)	23,213	1.4
Total unrecognized compensation expense	$ 82,921	

(1) Excludes the expense associated to 292,958 PSUs awards that do not meet the criteria for a grant date under ASC 718 as of March 31, 2024.

Determining fair value — RSU awards

Valuation and Amortization Method - The Company determined the fair value of RSUs granted in fiscal year 2024 under the 2022 Plan based on the closing price per share of its Class A common stock as of the grant date of the awards. The compensation expense is generally recognized on a straight-line basis over the respective vesting period.

The valuation of RSUs granted under the 2022 Plan, during fiscal year 2023 (prior to the IPO) was determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue and EBITDA, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Notes to the consolidated financial statements

Determining fair value — Options and PSU awards

Valuation and Amortization Method - The Company estimated the fair value of Options awards granted in fiscal year 2024 under the 2022 Plan, using a Black-Scholes option pricing model.

The fair values of Options awards granted in fiscal year 2023 and PSU awards granted in fiscal years 2024 and 2023, under the 2022 Plan, were estimated using Monte-Carlo simulation models, which is a probabilistic approach for calculating the fair value of the awards.

The compensation expense is generally recognized over the respective vesting period for the awards. For awards without performance conditions, the expense is recognized on a straight-line basis, for awards with a performance condition, the expense is recognized on a graded basis.

Expected volatility - Volatility used in the Black-Scholes option pricing, or in the Monte Carlo simulation, is derived from the historical volatility of Nextracker's Peer Group. The service period of options and PSU awards granted in fiscal year 2024 is three years, respectively. The service period of options and PSU awards granted in fiscal year 2023 is four years, and three years respectively.

Risk-Free Rate assumptions - The Company bases the risk-free interest rate used in the Monte Carlo simulation based on the continuously compounded risk-free rate in the Monte Carlo simulations to calculate the drift rate of the Company and peer group stock prices. The risk-free rate of return was calculated using the U.S. Treasury daily yield curve.

The fair value of the Company's awards granted under the 2022 Plan was estimated based on the following assumptions:

	Fiscal year ended March 31,	
	2024	**2023**
Expected volatility	65%	65% - 70%
Expected dividends	—%	—%
Risk-free interest rate	3.8% - 4.6%	2.5% - 2.7%

Awards activity

The following table summarizes the RSU awards activity under the 2022 Plan:

	Fiscal year ended March 31,	
	2024	
	Number of RSUs	**Weighted average grant date fair value per share**
Unvested RSU awards outstanding, beginning of fiscal year	2,002,419	$20.40
Granted	1,381,092	41.55
Vested	(538,811)	21.33
Forfeited (1)	(126,567)	26.93
Unvested RSU awards outstanding, end of fiscal year	2,718,133	$31.37

(1)   Awards forfeited due to employee terminations.

The weighted average grant date fair value of RSU awards granted during the fiscal year ended March 31, 2023 was $17.03 per award and the weighted average modification date fair value was $20.40 per award as of February 9, 2023. The total fair value of RSUs vested during the fiscal year ended March 31, 2024 was $13.2 million. There were no RSUs vested during the fiscal year ended March 31, 2023.

Notes to the consolidated financial statements

The following table summarizes the PSU awards activity under the 2022 Plan:

| | Fiscal year ended March 31, | |
| | 2024 | |
	Number of PSUs	Weighted average grant date fair value per share
Unvested PSU awards outstanding, beginning of fiscal year	219,713	$23.01
Granted (1)	787,763	54.77
Vested	—	—
Forfeited	—	—
Unvested PSU awards outstanding, end of fiscal year (2)	1,007,476	$47.01

(1) Includes 220 thousand PSUs awards related to the second tranche of performance-based awards granted in fiscal year 2023 that met the criteria for a grant date under ASC 718 as the performance metrics for these awards were determined during fiscal year 2024. Additionally, includes 131 thousand PSU awards representing the number of awards achieved above target levels based on the achievement of the performance-based metrics for the first tranche of PSU awards granted in fiscal 2023.

(2) Excludes 293 thousand PSUs award related to the third tranche of performance-based awards granted in fiscal year 2023 that do not meet the criteria for a grant date under ASC 718 as of March 31, 2024. The performance-based metrics for the third tranche of the PSUs were not yet determined as of March 31, 2024.

The weighted average grant date fair value of the PSU awards granted during the fiscal year ended March 31, 2023 was $19.35 per award and the weighted average modification date fair value was $23.01 per award as of February 9, 2023.

Additional information for the PSUs awarded is further detailed in the table below:

| | | | | Range of shares that may be issued | | |
Year of grant	Performance end date	Targeted number of awards as of March 31, 2024	Weighted average grant date fair value per share	Minimum	Maximum	
Fiscal 2023	March 31, 2024	219,704	$55.26	—	439,408	(1)
Fiscal 2023 (2)	March 31, 2025	292,958	$—	—	585,916	(1)
Fiscal 2024	March 31, 2026	436,675	$54.53	—	1,310,025	(3)

(1) Payouts can range from 0% to 200% of the applicable Tranche targets based on the achievement levels of the Company's Total Shareholder Return ("TSR"), as determined in the Restricted Incentive Unit Award Agreement under the 2022 Plan for performance-based vesting awards.

(2) Third tranche of PSUs granted in fiscal year 2023 that do not have a grant date or measurement date as of March 31, 2024.

(3) Payouts can range from 0% to 300% based on the achievement of certain metrics specific to the Company.

As of March 31, 2024, the Company expects to issue the approximately 160% of shares related to the first tranche of PSU awards granted in fiscal year 2023, and up to 200% of shares related to the second tranche of PSU awards granted in fiscal

Notes to the consolidated financial statements

year 2023 that meet the criteria for a grant date during fiscal year 2024, provided continued service from the employees through April 6, 2025.

The following table summarizes the Options awards activity under the 2022 Plan:

| | Fiscal year ended March 31, | |
| | 2024 | |
	Number of Options	Weighted average exercise price
Options awards outstanding, beginning of fiscal year	2,692,619	$21.00
Granted	489,732	39.24
Exercised	—	—
Forfeited (1)	(30,949)	21.00
Options awards outstanding, end of fiscal year	3,151,402	$23.84
Options awards exercisable as of end of fiscal year	—	—
Options awards vested and expected to vest, end of fiscal year	3,151,402	$23.84

(1) Awards forfeited due to employee terminations.

The weighted average grant date fair value of Options awards granted during the fiscal year ended March 31, 2024 was approximately $24.95 per award. The weighted average grant date fair value of Options awards granted during the fiscal year ended March 31, 2023 was estimated to be $5.17 per award and the weighted average modification date fair value was $6.30 per award as of February 9, 2023. The weighted average remaining contractual life for Options awards outstanding and Options awards vested and expected to vest as of March 31, 2024, is 8.2 years.

The aggregate intrinsic value of Options awards outstanding and Options awards vested and expected to vest as of March 31, 2024 is $102.2 million. No Options awards vested during the fiscal years ended March 31, 2024 and 2023.

The following table presents the composition of options outstanding and exercisable as of March 31, 2024:

| | Options outstanding | | | Options exercisable | |
Range of Exercise Price	Number of Shares Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares exercisable	Weighted average exercise price
<$20	19,617	1.5	$9.89	19,617	$9.89
$20.00 - $40.00	2,661,670	7.8	$21.00	2,661,670	$21.00
$40.00 - $60.00	470,115	9.2	$40.47	470,115	$40.47
	3,151,402	8.0	$23.84	3,151,402	$23.84

Out of the 3.2 million options outstanding as of March 31, 2024, approximately 2.7 million options were granted in fiscal year 2023 whereby vesting was tied to certain performance metrics specific to the Company. The vesting information for these shares is further detailed in the table below.

	Targeted number of awards as of March 31, 2024	Weighted average fair value per share	Range of shares that may be issued (1)		Options Performance Period end date
			Minimum	Maximum	
Year of grant					
Fiscal 2023	2,661,670	$6.30	—	2,661,670	March 31, 2026

8. Earnings per share

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders of the Company by the weighted-average number of shares of Class A common stock outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock-based compensation awards. The potential dilution from awards was computed using the treasury stock method based on the average fair market value of the Company's common stock for the period. Additionally, the potential dilution impact of Class B common stock convertible into Class A was also considered in the calculation.

The computation of earnings per share and weighted average shares outstanding of the Company's common stock since the IPO is presented below:

	Fiscal year ended March 31, 2024			February 9, 2023 - March 31, 2023		
	Income	Weighted average shares outstanding	Per Share	Income	Weighted average shares outstanding	Per Share
	Numerator	Denominator	Amount	Numerator	Denominator	Amount
	(In thousands except share and per share amounts)					
Basic EPS						
Net income attributable to Nextracker Inc. common stockholders	$306,241	77,067,639	$3.97	$1,143	45,886,065	$0.02
Effect of Dilutive impact						
Common stock equivalents from Options awards (1)		1,089,554			377,316	
Common stock equivalents from RSUs (2)		1,268,923			1,291,346	
Common stock equivalents from PSUs (3)		558,733			92,388	
Income attributable to non-controlling interests and common stock equivalent from Class B common stock	$189,974	67,299,481		$2,446	98,204,522	
Diluted EPS						
Net income	$496,215	147,284,330	$3.37	$3,589	145,851,637	$0.02

(1) During fiscal year ended March 31, 2024, approximately 0.5 million of Options awards, were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted-average ordinary share equivalents. No Options awards were excluded from the computation of diluted earnings per share in the fiscal year ended March 31, 2023.

(2) During fiscal year ended March 31, 2024, an immaterial amount of RSU awards were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted-average ordinary share equivalents. No RSU awards were excluded from the computation of diluted earnings per share in the fiscal year ended March 31, 2023.

(3) During fiscal year ended March 31, 2024, no PSU awards, were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted-average ordinary share equivalents. No PSU awards were excluded from the computation of diluted earnings per share in the fiscal year ended March 31, 2023.

9.   Bank borrowings and long-term debt

On February 13, 2023, the Company and Nextracker LLC (the "LLC"), as the borrower, entered into a senior credit facility with a syndicate of banks (the "2023 Credit Agreement") comprised of (i) a term loan in the aggregate principal amount of $150.0 million (the "Term Loan"), and (ii) a revolving credit facility in an aggregate principal amount of $500.0 million (the "RCF"). The RCF is available to fund working capital, capital expenditure and other general corporate purposes.

As of March 31, 2024 and 2023, the Company had $147.7 million and $147.1 million, respectively, outstanding under the term loan, net of issuance costs, of which $144.0 million and $147.1 million, respectively, are included in long-term debt and $3.7 million and nil, respectively, are included in other current liabilities on the consolidated balance sheets.

The RCF is available in U.S. dollars, euros and such currencies as mutually agreed on a revolving basis during the five-year period through February 11, 2028. A portion of the RCF not to exceed $300.0 million is available for the issuance of letters of credit. A portion of the RCF not to exceed $50.0 million is available for swing line loans. Subject to the satisfaction of certain conditions, the LLC will be permitted to incur incremental term loan facilities or increase the RCF commitment in an aggregate principal amount equal to $100.0 million plus an additional amount such that the secured net leverage ratio or total net leverage ratio, as applicable, is equal to or less than a specified threshold after giving pro forma effect to such incurrence. As of March 31, 2024, the Company had approximately $434.3 million outstanding under the RCF, net of $65.7 million of outstanding letters of credit.

The obligations of the LLC under the 2023 Credit Agreement and related loan documents are jointly and severally guaranteed by the Company, certain other holding companies (collectively, the "Guarantors") and, subject to certain exclusions, certain of the LLC's existing and future direct and indirect wholly-owned domestic subsidiaries.

As of the closing of the 2023 Credit Agreement, all obligations of the LLC and the guarantors are secured by certain equity pledges by the LLC and the Guarantors. However, if the LLC's total net leverage ratio exceeds a specified threshold, the collateral will include substantially all of the assets of the LLC and the Guarantors and, if the LLC meets certain investment grade conditions, such lien will be released.

The Term Loan requires quarterly principal payments beginning on June 30, 2024 in an amount equal to 0.625% of the original aggregate principal amount of the Term Loan. From June 30, 2025, the quarterly principal payment will increase to 1.25% of the original aggregate principal amount of the Term Loan. The remaining balance of the Term Loan and the outstanding balance of any RCF loans will be repayable on February 11, 2028. Borrowings under the 2023 Credit Agreement are prepayable and commitments subject to being reduced in each case at the LLC's option without premium or penalty. The 2023 Credit Agreement contains certain mandatory prepayment provisions in the event that the LLC or its restricted subsidiaries incur certain types of indebtedness or, subject to certain reinvestment rights, receive net cash proceeds from certain asset sales or other dispositions of property.

Borrowings in U.S. dollars under the 2023 Credit Agreement bear interest at a rate based on either (a) a term secured overnight financing rate ("SOFR") based formula (including a credit spread adjustment of 10 basis points) plus a margin of 162.5 basis points to 200 basis points, depending on the LLC's total net leverage ratio, or (b) a base rate formula plus a margin of 62.5 basis point to 100 basis points, depending on the LLC's total net leverage ratio. Borrowings under the RCF in euros bear interest based on the adjusted EURIBOR rate plus a margin of 162.5 basis points to 200 basis points, depending on the LLC's total net leverage ratio. The LLC will is required to pay a quarterly commitment fee on the undrawn portion of the RCF commitments of 20 basis points to 35 basis points, depending on the LLC's total net leverage ratio. The interest rate for the Term Loan is 6.92% (SOFR rate of 5.20% plus a margin of 1.72%) as of March 31, 2024.

The 2023 Credit Agreement contains certain affirmative and negative covenants that, among other things and subject to certain exceptions, limit the ability of the LLC and its restricted subsidiaries to incur additional indebtedness or liens, to dispose of assets, change their fiscal year or lines of business, pay dividends and other restricted payments, make investments and other acquisitions, make optional payments of subordinated and junior lien debt, enter into transactions with affiliates and enter into restrictive agreements. In addition, the 2023 Credit Agreement requires the LLC to maintain a consolidated total net leverage ratio below a certain threshold. As of March 31, 2024, the Company was in compliance with all applicable covenants under the 2023 Credit Agreement, the Term Loan and the RCF.

Notes to the consolidated financial statements

The term loan which is categorized as Level 2 on the fair value hierarchy, bears interest at the applicable SOFR rate as of disbursement date, plus a spread based on certain financial metrics for the last twelve-month period and therefore the carrying amount approximate the fair value as of March 31, 2024. The effective interest rate for the Company's long-term debt was 7.12%, and 6.90% for fiscal years ended March 31, 2024 and 2023, respectively.

Scheduled repayments of the Company's bank borrowings and long-term debt are as follows:

	Amount
Fiscal year ended March 31,	*(In thousands)*
2025	$ 3,750
2026	7,500
2027	7,500
2028	131,250
Total	$ 150,000

10. Supplemental cash flow disclosures

The following table represents supplemental cash flow disclosures of non-cash investing and financing activities:

	Fiscal year ended March 31,		
	2024	**2023**	**2022**
Non-cash investing activity:	*(In thousands)*		
Unpaid purchases of property and equipment	$ 1,596	$ 206	$ 138
Non-cash financing activity:			
TRA revaluation	$ 23,823	$ —	$ —
Reclassification of redeemable non-controlling interest	$ 622,292	$ —	$ —
Capitalized offering costs	$ —	$ (5,331)	$ 5,331
Legal settlement paid by Parent (1)	$ —	$ 20,428	$ —
Paid-in-kind dividend for Series A redeemable preferred units	$ —	$ 21,427	$ —
Settlement of assets and liabilities with Parent	$ —	$ 52,529	$ —

(1) amount presented in fiscal year 2023 is net of insurance recovery of $22.3 million related to the Company's litigation settlement in July 2022.

11. Relationship with Flex

On January 2, 2024, Nextracker became a fully independent company upon completion of the Spin Transactions, as described in Note 6, and Flex ceased to be a related party on that date. The Company continues to have significant agreements with Flex, which is further detailed below under the section "Agreements with Flex."

Prior to the IPO, Nextracker was managed and operated in the normal course of business by Flex. Accordingly, certain shared costs were allocated to Nextracker and reflected as expenses in these consolidated financial statements. Nextracker's management and the management of Flex considered the expenses included and the allocation methodologies used to be reasonable and appropriate reflections of the historical Flex expenses attributable to Nextracker for purposes of the stand-alone financial statements up until the IPO. However, the expenses reflected in these consolidated financial statements may not be indicative of the expenses that would have been incurred by Nextracker during the periods presented if Nextracker historically operated as a separate, stand-alone entity during such period, which expenses would have depended on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the expenses reflected in the consolidated financial statements may not be indicative of expenses that Nextracker will incur in the future.

Notes to the consolidated financial statements

Allocation of corporate expenses prior to the IPO and spin-off

The consolidated financial statements for the period prior to the IPO, include expense allocations for certain functions provided by Flex, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, and stock-based compensation. These expenses were allocated to Nextracker on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure.

During the fiscal years ended March 31, 2023 and 2022, Nextracker was allocated, $5.2 million and $13.0 million, respectively, of general corporate expenses incurred by Flex. Of these expenses $3.4 million and $9.9 million, respectively, were included within selling, general and administrative expenses and $1.8 million and $3.1 million, respectively, were included in cost of sales in the consolidated statements of operations and comprehensive income. An immaterial amount of general corporate expenses incurred by Flex was allocated to Nextracker during the fiscal year 2024 for the period prior to the spin-off.

Risk management

Prior to the IPO, Nextracker paid a premium to Flex in exchange for the coverage provided related to insurance of insurance for property, casualty, product liability matters, auto liability, and workers' compensation, and various excess policies. In fiscal years 2023 and 2022, the policies with significant premiums included the Marine Cargo/Goods in Transit and the multiple Errors and Omissions policies all through various insurance providers. Expenses related to coverage provided by Flex reflected in the consolidated statements of operations and comprehensive income and were immaterial for fiscal years 2023 and 2022.

Cash management and financing prior to the IPO and spin-off

Prior to the IPO, Nextracker participated in Flex's centralized cash management programs. Disbursements were independently managed by Nextracker.

All significant transactions between Nextracker and Flex that were not historically cash settled were reflected in the consolidated statement of cash flows, for the period prior to the IPO, as net transfers to parent as these were deemed to be internal financing transactions. All intra-company accounts, profits and transactions have been eliminated. The following is a summary of material transactions reflected in the accumulated net parent investment during the fiscal years ended March 31, 2023 and 2022:

	Fiscal year ended March 31,	
	2023 [3]	2022
	(In thousands)	
Corporate allocations (excluding stock-based compensation expense)	$ 1,483	$ 9,999
Transfer of operations to Nextracker (1)	(39,025)	(2,934)
Net cash pooling activities (2)	(35,240)	(35,490)
Income taxes	41,238	19,550
Net transfers to Parent	$ (31,544)	$ (8,875)

(1) Primarily represents certain international operations where related income and/or losses are included in Nextracker's consolidated statements of operations. Cash was also collected by the international operations on behalf of Nextracker, for which Nextracker and Flex do not intend to settle in the future. For the fiscal year 2023, the balance includes the legal settlement paid by Flex.

(2) Primarily represents financing activities for cash pooling and capital transfers.

(3) Represents transactions reflected in accumulated net parent investment through February 8, 2023.

The cash balance reflected in the consolidated balance sheets consist of the cash managed and controlled by Nextracker. Prior to the IPO, when Nextracker was a controlled entity of Flex, Nextracker's U.S. operations participated in the Flex cash pooling management programs intra-quarter; all outstanding positions were settled or scheduled for settlement as of each quarter end. Cash pooling activities during the period prior to the IPO were reflected under net transfers from Parent in the consolidated statements of redeemable interest and stockholders' deficit / parent company deficit and the consolidated statements of cash flows. As of the date of the separation with Flex, Nextracker no longer participates in the Flex cash pooling management programs and no cash pool payable was outstanding as of March 31, 2024.

Notes to the consolidated financial statements

Prior to the separation from Flex, due to related parties related to balances resulting from transactions between Nextracker and Flex subsidiaries that were historically cash settled. Nextracker purchased certain components and services from other Flex affiliates of $67.1 million, and $47.7 million for the fiscal years ended March 31, 2023 and 2022, respectively.

During the period prior to the IPO, Flex also administered on behalf of Nextracker payments to certain freight providers as well as payrolls to certain employees based in the U.S. Nextracker's average due to related parties balance was $37.5 million and $36.5 million for the fiscal years ended March 31, 2023 and 2022 respectively. All related cash flow activities are under net cash used in operating activities in the consolidated statements of cash flows. Subsequent to the separation and as of March 31, 2024, transactions with Flex are no longer reported as related party transactions.

As of March 31, 2024, the Company had $38.6 million of receivables from and $19.3 million of payables to Flex, which are presented as other current assets and other current liabilities, respectively, on the consolidated balance sheets.

The Nextracker LLC Distribution

Immediately prior to the closing of the IPO, the LLC made the Nextracker LLC Distribution of $175.0 million. With respect to such Nextracker LLC Distribution, $21.7 million was distributed to TPG Rise and $153.3 million to Yuma and Yuma Sub in accordance with their pro rata Nextracker LLC common units. The Nextracker LLC Distribution was financed, in part, with net proceeds from the $150.0 million term loan under the 2023 Credit Agreement, as further discussed in Note 9.

Agreements with Flex

- *Umbrella agreement -* In February 2023, Nextracker Brasil Ltda., an indirect, wholly-owned subsidiary of Nextracker Inc., and Flextronics International Technologia Ltda., an affiliate of Flex, entered into an umbrella agreement (the "Umbrella Agreement") that governs the terms, conditions and obligations of a strategic commercial relationship between Nextracker Inc. and Flex for the sale of the Company's solar trackers in Brazil. The Umbrella Agreement is renewable automatically for successive one-year periods, unless a party provides written notice to the other parties that such party does not intend to renew within at least ninety days prior to the end of any term.

- *Transition Services Agreement—* The Company and the LLC entered into a transition services agreement with Flextronics International USA, Inc. ("FIUI"), pursuant to which FIUI and its subsidiaries agreed to provide the Company and its subsidiaries with various services.

- *Employee Matters Agreement—* The Company and Nextracker LLC entered into an employee matters agreement with Flex that governs Nextracker's and Flex's compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs. Under the terms of the employee matters agreement, at the time of the completion of the Spin Transactions, Nextracker assumed outstanding options, RSUs and PSUs granted to its employees pursuant to Flex's 2017 Equity Incentive Plan (or other applicable equity incentive plan of Flex), which were converted into options, RSUs and PSUs to purchase or receive an adjusted number of shares of Class A common stock pursuant to the 2022 Plan (or other applicable equity incentive plan of Nextracker). The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Nextracker and Flex, and is expected to remain in effect in accordance with its terms following the Spin Transactions.

- *Tax Matters Agreement—*Immediately prior to the Spin Distribution, Nextracker, Flex and Yuma entered into a tax matters agreement (the "Tax Matters Agreement") which governs the rights, responsibilities and obligations of such parties with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Spin Distribution and the Mergers), tax attributes, tax returns, tax contests and certain other matters.

12. Commitments and contingencies

Litigation and other legal matters

Nextracker has accrued for a loss contingency to the extent it believes that losses are probable and estimable. The amounts accrued are not material, but it is reasonably possible that actual losses could be in excess of Nextracker's accrual. Any related

Notes to the consolidated financial statements

excess loss could have a material adverse effect on Nextracker's results of operations or cash flows for a particular period or on Nextracker's financial condition.

On February 6, 2024, pursuant to the LLC Agreement, Nextracker LLC made pro rata tax distributions in an aggregate amount of $94.3 million to the common members of the LLC, including an aggregate of $48.5 million to Yuma Acquisition Sub LLC and Yuma Subsidiary, Inc. As of the date of the tax distribution, Yuma Acquisition Sub LLC and Yuma Subsidiary Inc. were wholly-owned subsidiaries of Nextracker Inc. On February 1, 2024, Flex sent a dispute notice to Nextracker Inc. asserting that Flex is entitled to the distribution that was subsequently made to Yuma Acquisition Sub LLC and Yuma Subsidiary, Inc. and demanding payment of that amount to Flex. Nextracker Inc. is evaluating the dispute notice and it is too early to determine the likelihood that the Company will be required to make any such payments to Flex in the future.

13. Income taxes

The domestic and foreign components of income before income taxes were comprised of the following:

	Fiscal year ended March 31,					
	2024		2023		2022	
	(In thousands)					
Domestic	$	576,009	$	117,115	$	45,259
Foreign		31,988		51,968		19,849
Total	$	607,997	$	169,083	$	65,108

The provision for income taxes consisted of the following:

	Fiscal year ended March 31,					
	2024		2023		2022	
Current:	(In thousands)					
Domestic	$	65,286	$	35,244	$	13,558
Foreign		7,904		18,238		5,974
Total	$	73,190	$	53,482	$	19,532
Deferred:						
Domestic		30,496		(8,660)		(6,173)
Foreign		8,096		2,928		836
Total	$	38,592	$	(5,732)	$	(5,337)
Provision for income taxes	$	111,782	$	47,750	$	14,195

Notes to the consolidated financial statements

The domestic statutory income tax rate was 21% in fiscal years 2024, 2023 and 2022. The reconciliation of the income tax expense expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows:

	Fiscal year ended March 31,		
	2024	2023	2022
	(In thousands)		
Income taxes based on domestic statutory rates	$ 127,679	$ 35,508	$ 13,673
Effect of tax rate differential	2,165	7,487	2,638
FDII Deduction	(9,055)	(3,235)	(1,583)
Foreign disregarded entities	5,574	11,020	—
Foreign tax deduction	—	(3,659)	—
Change in TRA Liability	(12,416)	—	—
Amount allocated to Non-controlling interest	(41,348)	(1,671)	—
Stock-based compensation	—	—	(424)
State	7,810	4,535	880
Change in State Effective Rate	31,279	—	—
Guaranteed payment on Series A Preferred Units	—	(4,500)	(875)
Other	94	2,265	(114)
Provision for income taxes	$ 111,782	$ 47,750	$ 14,195

The components of deferred income taxes are as follows:

	As of March 31,	
	2024	**2023**
Deferred tax liabilities:	*(In thousands)*	
Foreign taxes	$ (14,319)	$ (458)
Fixed assets	(3)	(54)
Others	(763)	(2,230)
Total deferred tax liabilities	(15,085)	(2,742)
Deferred tax assets:		
Stock-based compensation	15,629	2,222
Net operating loss and other carryforwards	5,032	5,467
Investment in Nextracker LLC	409,716	249,377
Foreign Tax Credits	9,455	—
Others	5,908	1,598
Total deferred tax assets	445,740	258,664
Valuation allowances	(1,173)	(1,528)
Total deferred tax assets, net of valuation allowances	444,567	257,136
Net deferred tax asset	$ 429,482	$ 254,394
The net deferred tax asset is classified as follows:		
Long-term asset	$ 438,272	$ 254,767
Long-term liability	(8,790)	(373)
Total	$ 429,482	$ 254,394

The Company has recorded deferred tax assets of approximately $3.9 million related to tax losses and other carryforwards. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards	
(In thousands)	
2025 - 2030	$ —
2031 - 2036	189
2037 - Post	—
Indefinite	3,671
Total	$ 3,860

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended March 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of March 31, 2024, a valuation allowance account of $1.2 million related to a foreign jurisdiction has been recorded to recognize only the portion of the deferred tax asset that is most likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

Notes to the consolidated financial statements

As of March 31, 2024, the Company has provided for earnings in foreign subsidiaries that are not considered to be indefinitely reinvested and therefore subject to withholding taxes on $14.0 million of undistributed foreign earnings, recording a deferred tax liability of approximately $1.4 million thereon.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,		
	2024	2023	2022
	(In thousands)		
Balance, beginning of fiscal year	$ 434	$ 440	$ 465
Impact from foreign exchange rates fluctuation	(85)	(6)	(25)
Balance, end of fiscal year	$ 349	$ 434	$ 440

Nextracker and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, Nextracker is no longer subject to income tax examinations by tax authorities for years before 2018.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. The Company had approximately $0.5 million accrued for the payment of interest and penalties as of March 31, 2024 and 2023, respectively.

Tax Receivable Agreement

On February 13, 2023, Nextracker Inc. entered into a tax receivable agreement (the "Tax Receivable Agreement" or "TRA") with the LLC, Yuma, Yuma Sub, TPG Rise and the following affiliates of TPG Rise: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (collectively, the "TPG Affiliates"). The Tax Receivable Agreement provides for the payment by Nextracker Inc. to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that Nextracker Inc. is deemed to realize under certain circumstances as a result of (i) its allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of outstanding Series A Preferred Units or common units of the LLC (collectively, the "LLC Units"), including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of LLC Units and shares of Nextracker Inc.'s Class B common stock (including as part of the Transactions or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG Rise that each merged with a separate direct, wholly-owned subsidiary of Nextracker Inc., as part of the Transactions, and (iv) certain other tax benefits related to Nextracker Inc. entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. Prior to the Spin Transactions, Yuma and Yuma Sub assigned their respective rights under the Tax Receivable Agreement to an entity that remains an affiliate of Flex.

As of March 31, 2024 and 2023, a liability of $391.6 million and $230.3 million, respectively, was recorded for the expected amount to be paid to Flex affiliate, TPG and the TPG affiliates, which is included in TRA liability and other liability on the consolidated balance sheets. Separately, a deferred tax asset of $409.7 million and $249.4 million has been booked as of March 31, 2024 and 2023, respectively, reflecting Nextracker's outside basis difference in Nextracker LLC, which is included in deferred tax assets and other assets on the consolidated balance sheets. The difference between the liability and the deferred tax asset was recorded to additional paid-in-capital on the consolidated balance sheets.

During fiscal year 2024, the Company incurred $28.4 million of other tax related income driven by the reduction in its liability under the TRA due to a decrease in its forecasted estimated state effective tax rate. These tax related income have been presented in other (income) expense, net on the consolidated statement of operations for the fiscal year ended March 31, 2024.

Tax distributions

During fiscal year 2024, and pursuant to the LLC Agreement, Nextracker LLC made pro rata tax distributions to its non-controlling interest holders (Yuma, Yuma Sub and TPG) in the aggregate amount of approximately $66.9 million.

Notes to the consolidated financial statements

Pillar Two

The Organization for Economic Co-operation and Development ("OECD"), a global policy forum, issued the Pillar Two Global Anti-Base Erosion rules, which a global minimum tax of 15% would apply to multinational groups with consolidated financial statement revenue in excess of EUR750 million. Nearly all OECD member jurisdictions have agreed in principle to adopt these provisions and numerous jurisdictions including jurisdictions where the Company operates, have enacted these rules effective January 1, 2024. The Company has evaluated the impact of these rules and currently believes they will not have a material impact on financial results through 2026 due to certain transitional safe harbors. The Company will continue to monitor and refine its assessment as further guidance is made available.

14. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker ("CODM"), or a decision-making group, in deciding how to allocate resources and in assessing performance. Resource allocation decisions and Nextracker's performance are assessed by its Chief Executive Officer, identified as the CODM.

For all periods presented, Nextracker has one operating and reportable segment. The following table sets forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,					
	2024		2023		2022	
	(In thousands)					
Revenue:						
U.S.	$	1,702,611	68% $	1,298,596	68% $	904,946 62%
Rest of the World		797,230	32%	603,541	32%	552,646 38%
Total	$	2,499,841	$	1,902,137	$	1,457,592

The United States is the principal country of domicile.

The following table summarizes the countries that accounted for more than 10% of revenue in fiscal years 2024, 2023, and 2022. Revenue is attributable to the countries to which the products are shipped.

	Fiscal year ended March 31,					
	2024		2023		2022	
	(In thousands)					
Revenue:						
U.S.	1,702,611	68 %	1,298,596	68 % $	904,946	62%
Brazil	281,272	11 %	295,846	16 %	188,368	13%

No other country accounted for more than 10% of revenue for the fiscal years presented in the table above.

As of March 31, 2024 and 2023, property and equipment, net in the United States was $9.0 million and $7.2 million, respectively, which represents substantially all of the Company's consolidated property and equipment, net. No other countries accounted for more than 10% of property and equipment, net as of March 31, 2024 and 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a. *Evaluation of Disclosure Controls and Procedures*

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Principal Financial Officer, to allow timely decisions regarding required disclosure. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

b. *Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2024 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2024. The effectiveness of our internal control over financial reporting as of March 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

c. *Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

d. *Inherent Limitations on Effectiveness of Controls*

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate.

Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

CFO Transition

As previously announced, the Board has appointed Charles "Chuck" Boynton as our Chief Financial Officer, effective as of a mutually agreed start date. We currently expect that Mr. Boynton's start date will be May 29, 2024. Upon Mr. Boynton's start date, David Bennett will step down as Chief Financial Officer and will continue to serve Nextracker as Chief Accounting Officer.

Annual Meeting Date

On May 21, 2024, our Board of Directors determined Monday, August 19, 2024 as the date of the Company's 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting"). The time and meeting information for the 2024 Annual Meeting will be set forth in our proxy statement for the 2024 Annual Meeting, which will be filed with the SEC prior to the 2024 Annual Meeting.

Because the date of the 2024 Annual Meeting is more than 30 days prior to the anniversary of the Company's 2023 annual meeting of stockholders, we are informing stockholders of the due dates for submissions of qualified stockholder proposals and stockholder director nominations.

A stockholder proposal for inclusion in our proxy statement for the 2024 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must be received at the Company's principal executive offices at 6200 Paseo Padre Parkway, Fremont, California, 94555, Attention: Secretary, no later than June 7, 2024.

A stockholder proposal or director nomination (including nominations pursuant to Rule 14a-19 under the Exchange Act) outside of Rule 14a-8 under the Exchange Act and pursuant to our Amended and Restated Bylaws (the "Bylaws") must have been received by the Company by June 7, 2024.

Stockholder proposals and stockholder director nominations must comply with all applicable requirements set forth in the rules and regulations of the SEC, the Exchange Act, and the Bylaws.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to this item may be found in Nextracker Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextracker Inc.'s 2024 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item may be found in Nextracker Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextracker Inc.'s 2024 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item may be found in Nextracker Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextracker Inc.'s 2024 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to this item may be found in Nextracker Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextracker Inc.'s 2024 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES (Deloitte & Touche LLP, PCAOB ID 34)

Information with respect to this item may be found in Nextracker Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextracker Inc.'s 2024 Annual Shareholders Meeting. Such information is incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a.   Documents filed as part of this Annual Report on Form 10-K:

   i.   Financial Statements.   See Item 8, "Financial Statements and Supplementary Data."

   ii.   Financial Statement Schedules.   All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

   iii.   Exhibits.   The Exhibit Index, which immediately precedes the signature page to this Annual Report on Form 10-K, is incorporated by reference into this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith	Incorporated by reference			
			Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Nextracker Inc.		10-Q	001-41617	3.1	March 9, 2023
3.2	Amended and Restated Bylaws of Nextracker Inc.		10-Q	001-41617	3.2	March 9, 2023
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended.		10-K	001-41617	4.1	June 9, 2023
10.1	Form of Third Amended and Restated Limited Liability Company Agreement of Nextracker LLC.		S-1/A	333-269238	10.1	February 1, 2023
10.2	Form of Exchange Agreement.		S-1	333-269238	10.2	January 13, 2023
10.3	Form of Tax Receivable Agreement.		S-1/A	333-269238	10.3	January 24, 2023
10.4	Form of Letter Agreement.		S-1/A	333-269238	10.4	January 24, 2023
10.5	Form of Amended and Restated Separation Agreement by and among Flex Ltd., Nextracker LLC, Nextracker Inc. and Flextronics International USA, Inc.		S-1/A	333-269238	10.5	February 1, 2023
10.6	Form of Amendment to the Transition Services Agreement.		S-1	333-269238	10.7	January 13, 2023

10.7	Form of Second Amended and Restated Employee Matters Agreement by and among Flex Ltd., Nextracker LLC and Flextronics International USA, Inc.	S-1	333-269238	10.8	January 13, 2023
10.8	Form of Registration Rights Agreement.	S-1	333-269238	10.9	January 13, 2023
10.9†	Form of Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan.	S-1	333-269238	10.1	January 13, 2023
10.10†	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive).	S-1	333-269238	10.11	January 13, 2023
10.11†	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for performance-based vesting awards (Executive).	S-1	333-269238	10.12	January 13, 2023
10.12†	Form of Unit Option Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive).	S-1	333-269238	10.13	January 13, 2023
10.13†	Form of Restricted Stock Unit Award Agreement under the 2022 Nextracker Inc. Equity Incentive Plan for time-based vesting awards (Executive).	10-Q	001-41617	10.1	August 9, 2023
10.14†	Form of Restricted Stock Unit Award Agreement under the 2022 Nextracker Inc. Equity Incentive Plan (Director).	10-Q	001-41617	10.2	August 9, 2023
10.15†	Form of Performance Stock Unit Award Agreement under the 2022 Nextracker Inc. Equity Incentive Plan (Executive).	10-Q	001-41617	10.3	August 9, 2023
10.16†	Form of Stock Option Award Agreement under the 2022 Nextracker Inc. Equity Incentive Plan for time-based vesting awards (Executive).	10-Q	001-41617	10.4	August 9, 2023
10.17†	Form of Indemnification Agreement.	S-1	333-269238	10.15	January 13, 2023
10.18	Form of Agreement and Plan of Merger, by and among Flex Ltd., Yuma, Inc., Nextracker Inc., and Yuma Acquisition Corp.	S-1/A	333-269238	10.16	January 24, 2023
10.19	Form of Credit Agreement by and among Nextracker Inc., the Other Holding Entities Party Thereto, Nextracker LLC, the Lenders Party Thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Sumitomo Mitsui Banking Corporation, Unicredit Bank AG, New York Branch and U.S. Bank National Association, as Co-Documentation Agents.	S-1/A	333-269238	10.22	February 1, 2023
10.20	Tax Matters Agreement, dated January 2, 2024, by and among Nextracker Inc., Flex Ltd. and Yuma Inc.	8-K	001-41617	10.1	January 2, 2024
10.21†	Offer Letter with Charles Boynton.	x			
19.1	Nextracker Inc. Insider Trading and Trading Window Policy.	x			
21.1	List of Subsidiaries of the Registrant.	x			

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.	x
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	x
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	x
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	x
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	x
97.1	Nextracker Inc. Financial Restatement Compensation Recoupment Policy.	x
101	The following financial statements from Nextracker Inc.'s Annual Report on Form 10-K for the year ended March 31, 2023, filed with the Securities and Exchange Commission on June 9, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language): [(i) the Consolidated balance sheets, (ii) the Consolidated statements of operations and comprehensive income, (iii) the Consolidated statements of redeemable interest and stockholders' deficit / parent company equity (deficit), (iv) the Consolidated statements of cash flows, and (v) the Notes to the consolidated financial statements.	x
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	x

† Management contract or compensatory plan or arrangement.

The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Nextracker Inc.

Date:	May 28, 2024	By:	/s/ Daniel Shugar
			Daniel Shugar
			Chief Executive Officer
			(Principal Executive Officer)

Date:	May 28, 2024	By:	/s/ David Bennett
			David Bennett
			Chief Financial Officer
			(Principal Financial and Accounting Officer)

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Daniel Shugar and David Bennett and each one of them, her or his attorneys-in-fact, each with the power of substitution, for her or him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or her or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Daniel Shugar Daniel Shugar	Chief Executive Officer (Principal Executive Officer)	May 28, 2024
/s/ David Bennett David Bennett	Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2024
/s/ William D. Watkins William D. Watkins	Chairman of the Board	May 28, 2024
/s/ Julie Blunden Julie Blunden	Director	May 28, 2024
/s/ Jonathan Coslet Jonathan Coslet	Director	May 28, 2024
/s/ Steven Mandel Steven Mandel	Director	May 28, 2024
/s/ Willy Shih Willy Shih	Director	May 28, 2024
/s/ Brandi Thomas Brandi Thomas	Director	May 28, 2024
/s/ Howard Wenger Howard Wenger	Director	May 28, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

Amendment No. 1

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 001-41617

Nextracker Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-5047383**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

6200 Paseo Padre Parkway, Fremont, California 94555

(Address, including zip code of registrant's principal executive offices)

(510) 270-2500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	NXT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☒   Accelerated filer   ☐   Non-accelerated filer   ☐   Smaller reporting company   ☐

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Class A common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on September 29, 2023 (the last day of the registrant's most recently completed second fiscal quarter) as reported by the Nasdaq Global Select Market on such date was approximately $2.5 billion.

As of May 20, 2024, there were 141,291,252 shares of the registrant's Class A common stock outstanding and 3,856,175 shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K where indicated. Such Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

EXPLANATORY NOTE

Nextracker Inc. (the "Company") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to its Annual Report on Form 10-K for the fiscal year ended March 31, 2024, which was originally filed with the Securities and Exchange Commission on May 28, 2024 (the "Original Filing"). This Amendment amends and restates Part II, Item 9A. "Controls and Procedures" of the Original Filing in its entirety, which inadvertently omitted the attestation report on internal control over financial reporting, dated May 28, 2024, of Deloitte & Touche LLP, the Company's independent registered public accounting firm, as required by Item 308(b) of Regulation S-K.

This Amendment also includes the currently dated signature page from the Company's principal executive officer, and certifications from the Company's principal executive officer and principal financial officer. This Amendment does not reflect other subsequent events occurring after the original filing date of the Original Filing or modify or update in any way disclosures made in the Original Filing except as noted above. This Amendment should be read in conjunction with the Original Filing and with other Company filings with the SEC subsequent to the filing of the Original Filing.

ITEM 9A. CONTROLS AND PROCEDURES

a. *Evaluation of Disclosure Controls and Procedures*

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Principal Financial Officer, to allow timely decisions regarding required disclosure. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

b. *Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2024 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2024. The effectiveness of our internal control over financial reporting as of March 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report dated May 28, 2024, which has been included herein.

c. *Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

d. Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Nextracker Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Nextracker Inc. and subsidiaries (the "Company") as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Company and our report dated May 28, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Jose, California
May 28, 2024

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith	Incorporated by reference			
			Form	File No.	Exhibit	Filing Date
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.	x				
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	x				
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	x				
104	Cover Page Interactive Data File (formatted as inline XBRL).	x				

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Nextracker Inc.

Date: June 6, 2024   By: /s/ Daniel Shugar

                                       Daniel Shugar
                                       Chief Executive Officer
                                       (Principal Executive Officer)

